AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 26, 1995.

                                                 REGISTRATION NO. 33-63497

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                       NORTH AMERICAN BIOLOGICALS, INC.
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

        DELAWARE                     2836                    59-1212264
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                     5800 PARK OF COMMERCE BOULEVARD, N.W.
                           BOCA RATON, FLORIDA 33487
                                (407) 989-5800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                 DAVID J. GURY
                            CHAIRMAN OF THE BOARD,
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       NORTH AMERICAN BIOLOGICALS, INC.
                     5800 PARK OF COMMERCE BOULEVARD, N.W.
                           BOCA RATON, FLORIDA 33487
                                (407) 989-5800
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                         COPIES OF COMMUNICATIONS TO:
    CONSTANTINE ALEXANDER, ESQUIRE          JOSHUA W. R. PICKUS, ESQUIRE
       NUTTER, MCCLENNEN & FISH                   VENTURE LAW GROUP
        ONE INTERNATIONAL PLACE              A PROFESSIONAL CORPORATION
   BOSTON, MASSACHUSETTS 02110-2699              2800 SAND HILL ROAD
            (617) 439-2000                  MENLO PARK, CALIFORNIA 94025
                                                   (415) 854-4488

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: Upon the effective date of the merger described in this Registration Statement.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
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
                                                            PROPOSED
                                              PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF       AMOUNT          MAXIMUM      AGGREGATE    AMOUNT OF
    SECURITIES TO BE           TO BE       OFFERING PRICE   OFFERING   REGISTRATION
       REGISTERED          REGISTERED(1)     PER SHARE      PRICE(3)      FEE(4)
-----------------------------------------------------------------------------------
Common Stock,
 ($.10 par value)......  14,271,782 Shares      (2)       $109,194,418  $37,653.25

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Based upon the maximum number of shares that may be issued in the merger described herein.

(2) Not applicable.

(3) The registration fee is calculated in accordance with Rule 457(f)(1) under the Securities Act of 1933 by multiplying $6.125, the average of the high and low prices on October 16, 1995 of the Common Stock of Univax Biologics, Inc., by 17,827,660, the number of shares of Common Stock of Univax Biologics, Inc. to be received by the Registrant in exchange for the Common Stock of the Registrant pursuant to the merger described herein.

(4) Of this amount, $26,248.42 was paid in connection with the filing of the Registrant's Preliminary Proxy material on September 15, 1995. In accordance with Rule 457(b) under the Securities Act of 1933, $11,377.37 of the balance of the filing fee was previously paid in connection with the filing of the Registration Statement on October 18, 1995 and the balance of $27.46 is being paid in connection with this filing.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

                        NORTH AMERICAN BIOLOGICALS, INC.

                             CROSS REFERENCE SHEET

                   PURSUANT TO RULE 501(B) OF REGULATION S-K

                                             JOINT PROXY STATEMENT/PROSPECTUS
        ITEM AND CAPTION OF FORM S-4                CAPTION OF LOCATION
        ----------------------------         --------------------------------
  1. Forepart of Registration
      Statement and Outside Front
      Cover Page of Prospectus........   Facing Page of Registration Statement;
                                         Cross Reference Sheet; Outside Front
                                         Cover Page of Joint Proxy
                                         Statement/Prospectus.
  2. Inside Front and Outside Back
      Cover Pages of Prospectus.......   Inside Front Cover Page; Available
                                         Information; Table of Contents.

  3. Risk Factors, Ratio of Earnings
      to Fixed Charges and Other
      Information.....................   Summary; NABI Business; Univax Business; The
                                         The Merger; Comparative Stock Price Data
                                         and Dividend History; Pro Forma
                                         Financial Information; Risk Factors;
                                         NABI Selected Consolidated Financial
                                         Data; Univax Selected Historical
                                         Financial Information.

  4. Terms of the Transaction.........   Summary; The Merger; Comparative Per
                                         Share Data; Description of NABI Capital
                                         Stock.

  5. Pro Forma Financial Information..   Summary; Pro Forma Financial
                                         Information.
  6. Material Contacts with the
      Company Being Acquired..........   The Merger.

  7. Additional Information Required
      for Reoffering by Persons and
      Parties Deemed to Be
      Underwriters....................   Not Applicable.

  8. Interests of Named Experts and
      Counsel.........................   Experts; Legal Matters.

  9. Disclosure of Commission Position
      on Indemnification for
      Securities Act Liabilities......   Not Applicable.

 10. Information with Respect to S-3
      Registrants.....................   Not Applicable.

 11. Incorporation of Certain
      Information by Reference........   Not Applicable.

 12. Information with Respect to S-2
      or S-3 Registrants..............   Not Applicable.
 13. Incorporation of Certain
      Information by Reference........   Not Applicable.

 14. Information with Respect to
      Registrants Other Than S-3 or S-
      2 Registrants...................   Summary; Comparative Stock Price Data
                                         and Dividend History; NABI Business;
                                         NABI Selected Consolidated Financial
                                         Data; NABI Management's Discussion and
                                         Analysis of Financial Condition and
                                         Results of Operations; Unaudited Pro
                                         Forma Condensed Combined Financial
                                         Information; Financial Statements.
 15. Information with Respect to S-3
      Companies.......................   Not Applicable.

 16. Information with Respect to S-2
      or S-3 Companies................   Not Applicable.

                                               JOINT PROXY STATEMENT/PROSPECTUS
         ITEM AND CAPTION OF FORM S-4                 CAPTION OF LOCATION
         ----------------------------          --------------------------------
 17. Information with Respect to
      Companies Other Than S-3 or S-2
      Companies.........................   Summary; Univax--Business; Univax
                                           Selected Historical Financial
                                           Information; Univax Management's
                                           Discussion and Analysis of Financial
                                           Condition and Results of Operations;
                                           Financial Statements.
 18. Information if Proxies, Consents or
      Authorizations are to be
      Solicited.........................   Summary; The Merger; The Merger--
                                           Appraisal Rights; NABI Certain
                                           Transactions; NABI Management and
                                           Executive Compensation; NABI Principal
                                           Stockholders.
 19. Information if Proxies, Consents or
      Authorizations are not to be
      Solicited or in an Exchange
      Offer.............................   Not Applicable.

                       NORTH AMERICAN BIOLOGICALS, INC.
                     5800 PARK OF COMMERCE BOULEVARD, N.W.
                             BOCA RATON, FL 33487
                                (407) 989-5800

                                                          October 27, 1995

Dear Stockholder:

  You are cordially invited to attend the Special Meeting of Stockholders (the "Special Meeting") of North American Biologicals, Inc. ("NABI") to be held on November 29, 1995 at the Radisson Plaza Hotel, Charlotte, North Carolina, at 10:00 a.m. local time.

  At the Special Meeting, you will be asked to approve a merger agreement (the "Merger Agreement") pursuant to which Univax Biologics, Inc. ("Univax") will be merged with and into NABI (the "Merger"). In the Merger, each share of Univax common stock will be converted into the right to receive .79 share of NABI common stock. Approval of the Merger Agreement also will constitute approval of certain Univax stock option plans, because NABI will be assuming outstanding options under these plans, and approval to amend NABI's Certificate of Incorporation to increase the number of shares of common stock authorized for issuance to 75,000,000. NABI's Board of Directors believes the Merger is in the best interests of NABI and its stockholders. The Board has approved the Merger Agreement and recommends that NABI's stockholders vote to approve the Merger Agreement.

  Univax is a biopharmaceutical company developing and marketing products that prevent and treat autoimmune and infectious diseases and related complications through activation and targeting of the human immune system. The Merger will produce a fully integrated biopharmaceutical company from research through product commercialization and will combine NABI's large-scale plasma collection, manufacturing and financial resources with Univax's donor stimulation technology, vaccine and immunoglobulin pipeline and sales and marketing presence. Univax's pipeline of products should accelerate NABI's previously announced strategy to shift to higher margin value-added therapeutic products. The merged company will be well positioned for leadership in antibody plasma immunotherapeutic products.

  At the Special Meeting, you also will be asked to approve a proposal to amend NABI's 1990 Equity Incentive Plan (the "Plan"), contingent upon consummation of the Merger, to increase the number of shares of NABI common stock available for issuance under the Plan. NABI's Board of Directors has approved the proposal and recommends that NABI's stockholders vote to approve the amendment to the Plan.

  Accompanying this letter is a Joint Proxy Statement/Prospectus relating to the actions to be taken by NABI stockholders at the Special Meeting and to the action to be taken at a special meeting of Univax's stockholders. The Joint Proxy Statement/Prospectus sets forth in greater detail the Merger exchange ratio and more fully describes the Merger and the terms of the Merger Agreement. It also includes detailed information about NABI and Univax. I urge that you carefully read this Joint Proxy Statement/Prospectus.

  Whether or not you plan to attend, it is important that your shares are represented at the Special Meeting. ACCORDINGLY, PLEASE PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT IN THE ENVELOPE PROVIDED, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

                                          Sincerely,

                                          /s/ David J. Gury
                                          David J. Gury
                                          Chairman of the Board,
                                          President and Chief Executive Officer

                            UNIVAX BIOLOGICS, INC.
                             12280 WILKINS AVENUE
                           ROCKVILLE, MARYLAND 20852
                                (301) 770-3099

                                                          October 27, 1995

Dear Stockholder:

  You are cordially invited to attend the Special Meeting of Stockholders (the "Univax Meeting") of Univax Biologics, Inc. ("Univax") to be held on November 29, 1995 at 9:00 a.m., local time, at Univax's principal offices at 12280 Wilkins Avenue, Rockville, Maryland.

  At the Univax Meeting, you will be asked to consider and approve an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Univax will be merged with and into North American Biologicals, Inc. ("NABI") as described more fully in the attached Joint Proxy Statement/Prospectus (the "Merger"). In the Merger, each share of Univax common stock will be converted into the right to receive .79 share of NABI common stock.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER DESCRIBED IN THE ATTACHED MATERIALS AND THE TRANSACTIONS CONTEMPLATED THEREBY AND HAS DETERMINED THAT THEY ARE FAIR TO AND IN THE BEST INTERESTS OF UNIVAX AND ITS STOCKHOLDERS. AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE MERGER.

  All of Univax's directors and certain Univax stockholders affiliated with the Board of Directors, which collectively hold 5,048,965 shares of Univax common stock (or 29.3% of all outstanding shares), have agreed to vote their shares of Univax common stock in favor of the Merger Agreement.

  Accompanying this letter is a Notice of Special Meeting of Stockholders, a Joint Proxy Statement/ Prospectus relating to the actions to be taken by Univax stockholders at the Univax Meeting and a proxy card. The Joint Proxy Statement/Prospectus more fully describes the proposed Merger and the terms of the Merger Agreement and includes information about NABI and Univax. Please give this material your careful attention.

  WHETHER OR NOT YOU PLAN TO ATTEND THE UNIVAX MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY IN THE ENCLOSED ENVELOPE. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN THOUGH YOU HAVE PREVIOUSLY RETURNED YOUR PROXY. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE UNIVAX MEETING.

                                          Sincerely,

                                          /s/ Thomas Stagnaro
                                          Thomas Stagnaro
                                          President and
                                          Chief Executive Officer

                                   NABI LOGO

                       NORTH AMERICAN BIOLOGICALS, INC.
                     5800 PARK OF COMMERCE BOULEVARD, N.W.
                             BOCA RATON, FL 33487

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD NOVEMBER 29, 1995

  A Special Meeting of Stockholders of North American Biologicals, Inc. ("NABI") will be held on November 29, 1995 at 10:00 o'clock in the forenoon, local time, at the Radisson Plaza Hotel, Charlotte, North Carolina, for the following purposes:

    1. To consider and vote upon a proposal to adopt and approve the Agreement and Plan of Merger dated as of August 28, 1995 (the "Merger Agreement") between NABI and Univax Biologics, Inc., a Delaware corporation ("Univax"), pursuant to which, among other things, Univax would be merged with and into NABI (the "Merger") and each stockholder of Univax would receive (i) for each share of Univax common stock owned as of the effective time of the Merger, .79 share of common stock, par value $.10 per share, of NABI (the "NABI Common Stock") and (ii) for each share of Univax preferred stock owned as of the effective time of the Merger, pursuant to the terms of Univax's Certificate of Incorporation, such number of shares of NABI Common Stock as is obtained by dividing $9.95 by the closing price of the NABI Common Stock on the date on which the effective time of the Merger occurs, as described in the accompanying Joint Proxy Statement and Prospectus (the "Proxy Statement/Prospectus"). As more fully described in the Proxy Statement/Prospectus, approval of the Merger Agreement also will constitute approval of certain Univax stock option plans and approval to amend NABI's Certificate of Incorporation to increase the number of shares of NABI Common Stock authorized for issuance to 75,000,000 shares.

    2. To consider and act upon a proposal to increase the shares of NABI Common Stock available for issuance under the 1990 Equity Incentive Plan, contingent upon consummation of the Merger.

  The Board of Directors has fixed the close of business on October 20, 1995 as the record date for determining the stockholders having the right to receive notice of and to vote at the Special Meeting. Only holders of record of NABI Common Stock at the close of business on such date are entitled to notice of and to vote at the Special Meeting.

  The Proxy Statement/Prospectus, containing information about the matters to be acted upon at the Special Meeting, and a form of proxy accompany this notice.

  THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE YOUR STOCK IN FAVOR OF EACH OF THE ABOVE PROPOSALS.

                                          By Order of the Board of Directors

                                          Constantine Alexander
                                          Secretary
Boca Raton, Florida

October 27, 1995

--------------------------------------------------------------------------------

 WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO SIGN,
 DATE AND MAIL PROMPTLY THE ENCLOSED PROXY WHICH IS BEING SOLICITED ON
 BEHALF OF THE NABI BOARD OF DIRECTORS. A RETURN ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES IS ENCLOSED FOR THAT PURPOSE.
--------------------------------------------------------------------------------

                            UNIVAX BIOLOGICS, INC.
                             12280 WILKINS AVENUE
                           ROCKVILLE, MARYLAND 20852

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD NOVEMBER 29, 1995

  A Special Meeting of Stockholders (the "Univax Meeting") of Univax Biologics, Inc., a Delaware corporation ("Univax"), will be held on November 29, 1995, at 9:00 a.m., local time, at Univax's principal offices at 12280 Wilkins Avenue, Rockville, Maryland for the following purpose:

  To consider and vote upon a proposal to adopt and approve the Agreement and Plan of Merger between North American Biologicals, Inc., a Delaware corporation ("NABI"), and Univax pursuant to which, among other things, Univax would be merged with and into NABI (the "Merger") and stockholders of Univax would receive (i) for each share of Univax common stock, par value $.01 per share, owned as of the effective time of the Merger, 0.79 share of NABI common stock, par value $.10 per share (the "NABI Common Stock"), and (ii) for each share of Univax preferred stock, par value $.01 per share, owned at the effective time of the Merger, pursuant to the terms of Univax's Certificate of Incorporation, such number of shares of NABI Common Stock as is obtained by dividing $9.95 by the closing price of the NABI Common Stock on the date on which the effective time of the Merger occurs, as described in the accompanying Joint Proxy Statement and Prospectus (the "Proxy Statement/Prospectus").

  The Board of Directors has fixed the close of business on October 20, 1995 as the record date for determining the stockholders having the right to receive notice of and to vote at the Special Meeting. Only holders of record at the close of business on such date are entitled to notice of and to vote at the Special Meeting.

  The Proxy Statement/Prospectus containing information about the matters to be acted upon at the Special Meeting and a form of proxy accompany this notice.

  THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE YOUR STOCK IN FAVOR OF THE ABOVE PROPOSAL.

                                          By Order of the Board of Directors


                                          /s/ Cabot R. Caskie
                                          Cabot R. Caskie, Secretary

Rockville, Maryland

October 27, 1995

--------------------------------------------------------------------------------

 WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO SIGN,
 DATE AND MAIL PROMPTLY THE ENCLOSED PROXY WHICH IS BEING SOLICITED ON
 BEHALF OF THE UNIVAX BOARD OF DIRECTORS. A RETURN ENVELOPE WHICH REQUIRES
 NO POSTAGE IF MAILED IN THE UNITED STATES IS ENCLOSED FOR THAT PURPOSE.
--------------------------------------------------------------------------------

                       NORTH AMERICAN BIOLOGICALS, INC.

                                      AND

                            UNIVAX BIOLOGICS, INC.

                             JOINT PROXY STATEMENT

                               ----------------

                     NORTH AMERICAN BIOLOGICALS, INC.

                                  PROSPECTUS

                    14,271,782 SHARES OF COMMON STOCK

  This Joint Proxy Statement/Prospectus (the "Proxy Statement/Prospectus") is being furnished to the holders of common stock, par value $.10 per share (the "NABI Common Stock"), of North American Biologicals, Inc., a Delaware corporation ("NABI"), in connection with the solicitation of proxies by the NABI Board of Directors for use at the Special Meeting of Stockholders of NABI to be held at the Radisson Plaza Hotel, Charlotte, North Carolina, on November 29, 1995, at 10:00 a.m., and at any and all adjournments or postponements thereof (the "NABI Meeting").

  This Proxy Statement/Prospectus also is being furnished to the holders of common stock, par value $.01 per share (the "Univax Common Stock"), and Series E Convertible Preferred Stock, par value $.01 per share (the "Univax Preferred Stock"), of Univax Biologics, Inc., a Delaware corporation ("Univax"), in connection with the solicitation of proxies by the Univax Board of Directors for use at a Special Meeting of Stockholders of Univax to be held at 12280 Wilkins Avenue, Rockville, Maryland 20852, on November 29, 1995, at 9:00 a.m., and at any and all adjournments or postponements thereof (the "Univax Meeting").

  This Proxy Statement/Prospectus relates to the proposed merger of Univax with and into NABI (the "Merger") pursuant to an Agreement and Plan of Merger dated as of August 28, 1995 between NABI and Univax (the "Merger Agreement"). In the Merger, each outstanding share of Univax Common Stock will be converted into and represent the right to receive .79 share of NABI Common Stock. As required by Univax's Certificate of Incorporation, assuming the Univax Preferred Stock is not voluntarily converted into Univax Common Stock, each share of Univax Preferred Stock will be entitled to receive such number of shares of NABI Common Stock as is determined by dividing $9.95 by the closing price of NABI Common Stock on the date on which the effective time of the Merger occurs. Cash will be paid in lieu of any fractional share of NABI Common Stock. Holders of NABI Common Stock also will be asked to consider a proposal to amend NABI's 1990 Equity Incentive Plan to increase the number of shares of NABI Common Stock available for issuance thereunder, contingent upon consummation of the Merger.

  This Proxy Statement/Prospectus also constitutes the Prospectus of NABI with
respect to up to     shares of NABI Common Stock to be issued in connection
with the Merger. NABI Common Stock is traded on the Nasdaq National Market ("Nasdaq") under the symbol "NBIO." On October 20, 1995, the closing sale price for NABI Common Stock as reported on Nasdaq was $8.00 per share.

  This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to stockholders of NABI and Univax on or about October 27, 1995.

                               ----------------

  SEE "RISK FACTORS" BEGINNING ON PAGE 17 FOR A DISCUSSION OF CERTAIN FACTORS
          THAT SHOULD BE CONSIDERED BY NABI AND UNIVAX STOCKHOLDERS.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

     THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS OCTOBER 27, 1995

                             AVAILABLE INFORMATION

  NABI and Univax are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These materials can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of these materials may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. NABI Common Stock is listed for trading on Nasdaq under the trading symbol NBIO. Univax Common Stock is listed for trading on Nasdaq under the symbol UNVX. Reports, proxy statements and other information concerning NABI and Univax may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  NABI has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") relating to the NABI Common Stock to be issued by NABI pursuant to the Merger Agreement. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. Statements contained in this Proxy Statement/Prospectus as to the contents of any contract or any other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected by anyone without charge and may be obtained at prescribed rates at the Public Reference Section of the Commission, maintained by the Commission at its principal office located at 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following Regional Offices of the Commission: 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY UNIVAX OR NABI. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO PURCHASE, ANY OF THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR THE ISSUANCE OR SALE OF ANY SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF NABI OR UNIVAX SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

  NABI(R), H-BIG(R), NorMLCera-Plus(R) and QC-HIV(R) are registered trademarks of NABI. Other NABI trademarks referred to in this Proxy Statement/Prospectus include HIV-IGTM, H-CIGTM, H-BIG IVTM, VirocheQC ITM, QC-HIVTM and QC-HepatitisTM.

  NeoGAM(R) and Novasome(R) are registered trademarks owned by Univax or its collaborators. Other trademarks referred to in this Proxy Statement/Prospectus that are either owned or licensed by Univax include StaphVAXTM, StaphGAMTM, HyperGAM+CFTM, CMV NeutraGAMTM, QS-21 StimulonTM, WinRho SDTM and OmniGAMTM.

                               TABLE OF CONTENTS
                         FOR PROXY STATEMENT/PROSPECTUS

                                                                           PAGE
                                                                           ----
AVAILABLE INFORMATION.....................................................   2
SUMMARY...................................................................   7
  The Companies...........................................................   7
  Meetings of Stockholders................................................   7
  The Merger..............................................................   8
    Merger Consideration..................................................   8
    Effective Time........................................................   8
    Stock Options and Warrants............................................   8
    Amendment to NABI's Certificate of Incorporation......................   8
    Conditions to Merger; Termination.....................................   9
    No Solicitation.......................................................   9
    Anticipated Accounting Treatment......................................   9
    Appraisal Rights......................................................   9
  Recommendations of the Boards of Directors; Reasons for and Advantages
   and Disadvantages of the Merger........................................   9
  Product Pipeline Following the Merger...................................  10
  Management and Operations Following the Merger..........................  10
  Fairness Opinions.......................................................  11
  Interests of Certain Persons in the Merger..............................  11
  Risk Factors............................................................  11
  Certain Federal Income Tax Consequences.................................  11
  Voting and Affiliate Agreements.........................................  11
  The NABI Common Stock...................................................  12
  Exchange of Univax Stock Certificates...................................  12
  Amendment to the NABI 1990 Equity Incentive Plan........................  12
  Selected Financial Data.................................................  13
  Selected Financial Data--Pro Forma Combined (Unaudited).................  14
COMPARATIVE PER SHARE DATA................................................  15
COMPARATIVE STOCK PRICE DATA AND DIVIDEND HISTORY.........................  16
RISK FACTORS..............................................................  17
  Factors Regarding Univax................................................  17
  Factors Regarding NABI..................................................  20
  Factors Regarding the Combined Company; Potential Disadvantages of the
   Merger.................................................................  23
THE NABI MEETING..........................................................  24
  Time, Place and Date....................................................  24
  Purpose of the NABI Meeting.............................................  24
  Record Date; Voting Rights; Proxies.....................................  24
  Solicitation of Proxies.................................................  25
  Quorum..................................................................  25
  Required Vote...........................................................  25
THE UNIVAX MEETING........................................................  26
  Time, Place and Date....................................................  26
  Purpose of the Univax Meeting...........................................  26
  Record Date; Voting Rights; Quorum; Proxies.............................  26
  Solicitation of Proxies.................................................  26
  Required Vote...........................................................  27

                                                                           PAGE
                                                                           ----
THE MERGER................................................................  27
  Background of the Merger................................................  27
  Recommendation of NABI Board of Directors; Reasons for and Advantages of
   the Merger.............................................................  30
  Recommendation of Univax Board of Directors; Reasons for and Advantages
   of the Merger..........................................................  32
  Risks Associated with and Disadvantages of the Merger...................  33
  Opinion of Raymond James................................................  33
  Opinion of Robertson Stephens...........................................  37
  Management and Operations Following the Merger..........................  40
  Univax Equity Incentive Plans...........................................  41
  Univax Warrant..........................................................  42
  Conversion of Shares; Procedures for Exchange of Certificates...........  42
  Interests of Certain Persons in the Merger..............................  42
  Voting and Affiliate Agreements.........................................  43
  Regulatory Approvals....................................................  43
  Certain Federal Income Tax Consequences of the Merger...................  44
  Anticipated Accounting Treatment........................................  45
  Federal Securities Law Consequences.....................................  45
  Appraisal Rights........................................................  46
  Listing of NABI Shares..................................................  46
THE MERGER AGREEMENT......................................................  47
  The Merger..............................................................  47
  Effective Time..........................................................  47
  Fractional Shares.......................................................  47
  Stock Options and Warrants..............................................  47
  Representations and Warranties..........................................  48
  Conditions to Consummation of the Merger................................  48
  Covenants...............................................................  49
  No Solicitation.........................................................  51
  Termination.............................................................  52
  Indemnification.........................................................  53
  Expenses................................................................  53
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION..............  53
  Pro Forma Condensed Combined Balance Sheet..............................  54
  Pro Forma Condensed Combined Statements of Operations...................  55
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.....  59
NABI BUSINESS.............................................................  60
  Plasma Business.........................................................  60
  Immune Globulin Therapeutic Business....................................  63
  Diagnostic Products and Services........................................  67
  Competition.............................................................  67
  Government and Industry Regulation......................................  68
  Employees...............................................................  71
  Properties..............................................................  71
  Product Liability and Insurance.........................................  71
  Legal Proceedings.......................................................  71
DESCRIPTION OF NABI CAPITAL STOCK.........................................  72
NABI SELECTED CONSOLIDATED FINANCIAL DATA.................................  74

                                                                          PAGE
                                                                          ----
NABI MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS...................................................  75
  Results of Operations..................................................  75
  Liquidity and Capital Resources........................................  78
  Pricing................................................................  78
  Inflation..............................................................  78
NABI MANAGEMENT AND EXECUTIVE COMPENSATION...............................  79
  Directors and Executive Officers.......................................  79
  Summary Compensation Table.............................................  81
  Option Grants in Last Fiscal Year......................................  82
  Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Op-
   tion Values...........................................................  82
  Employment Agreements..................................................  82
  Director Compensation..................................................  83
NABI PRINCIPAL STOCKHOLDERS..............................................  84
NABI CERTAIN TRANSACTIONS................................................  85
UNIVAX BUSINESS..........................................................  88
  General................................................................  88
  Background.............................................................  89
  Univax Technology......................................................  91
  WinRho SD..............................................................  92
  Products Under Development.............................................  93
  StaphVAX and StaphGAM..................................................  93
  HyperGAM+CF............................................................  95
  CMV NeutraGAM..........................................................  96
  Other Development Programs.............................................  96
  Product Development Risks..............................................  97
  Collaborative Agreements...............................................  97
  Manufacturing and Supply...............................................  99
  Marketing and Sales....................................................  99
  Patents and Proprietary Rights.........................................  99
  Government Regulation and Product Approvals............................ 100
  Competition............................................................ 102
  Employees.............................................................. 102
  Properties............................................................. 102
  Legal Proceedings...................................................... 103
UNIVAX SELECTED HISTORICAL FINANCIAL INFORMATION......................... 104
UNIVAX MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS................................................... 105
  Results of Operations.................................................. 105
  Liquidity and Capital Resources........................................ 106
UNIVAX MANAGEMENT AND EXECUTIVE COMPENSATION............................. 107
  Directors and Executive Officers....................................... 107
  Summary Compensation Table............................................. 109
  Option Grants in Last Year............................................. 110
  Option Exercises and Fiscal Year-End Option Values..................... 110
  Director Compensation.................................................. 111
UNIVAX PRINCIPAL STOCKHOLDERS............................................ 112
AMENDMENT TO THE NABI 1990 EQUITY INCENTIVE PLAN......................... 113

                                                                            PAGE
                                                                            ----
LEGAL MATTERS.............................................................. 117
EXPERTS.................................................................... 117
PROPOSALS OF STOCKHOLDERS.................................................. 117
INDEX TO FINANCIAL STATEMENTS.............................................. F-1

APPENDIX A
  Agreement and Plan of Merger

APPENDIX B
  Fairness opinion of Raymond James & Associates, Inc.

APPENDIX C
  Fairness opinion of Robertson, Stephens & Company, L.P.

APPENDIX D
  1990 Equity Incentive Plan

                                    SUMMARY

  The following summary is intended to highlight certain information contained elsewhere in this Proxy Statement/Prospectus. This summary is not intended to be a complete statement of all material features of the Merger and the matters to be voted on at the NABI Meeting or the Univax Meeting, and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Proxy Statement/Prospectus and appendices hereto. Certain capitalized terms used in this summary are defined elsewhere in this Proxy Statement/Prospectus. Stockholders of NABI and Univax should read carefully this Proxy Statement/Prospectus and the appendices hereto in their entirety.

THE COMPANIES

  NABI is the world's largest independent provider of human blood plasma elements to the healthcare industry and is dedicated to improving the quality of human life by providing plasma and plasma-based products for the diagnosis or therapy of immune disorders. NABI's plasma collection operations encompass 78 locations, with 76 centers in 30 states and two centers in Germany. See "NABI Business."

  NABI is a Delaware corporation organized in 1967. Its principal executive offices are located at 5800 Park of Commerce Boulevard, N.W., Boca Raton, Florida 33487, and its telephone number is (407) 989-5800. Unless the context otherwise requires, "NABI" refers to NABI and its subsidiaries.

  Univax is a biopharmaceutical company engaged in the development and marketing of products that prevent and treat autoimmune and infectious diseases and related complications through activation and targeting of the human immune system. Univax's product pipeline includes vaccines for long-term protection and specific polyclonal antibodies for immediate, short-term protection and therapeutic intervention. Univax has begun marketing its first product, WinRho SD, which recently received U.S. Food and Drug Administration ("FDA") regulatory clearance. See "Univax Business."

  Univax is a Delaware corporation organized in 1988. Its principal executive offices are located at 12280 Wilkins Avenue, Rockville, Maryland 20852, and its telephone number is (301) 770-3099. Unless the context otherwise requires, "Univax" refers to Univax and its subsidiary.

MEETINGS OF STOCKHOLDERS

  This Proxy Statement/Prospectus relates to the NABI Meeting and the Univax Meeting (collectively, the "Meetings"). At the Meetings, the stockholders of each of NABI and Univax will consider and vote upon a proposal to adopt and approve the Merger Agreement pursuant to which Univax will be merged with and into NABI. In addition, NABI stockholders will be asked to consider and approve an amendment to NABI's 1990 Equity Incentive Plan to increase the number of shares available for issuance under the plan from 2,745,000 shares to 4,245,000 shares, contingent upon consummation of the Merger (the "Plan Amendment Proposal").

  The NABI Meeting will be held on November 29, 1995 at 10:00 a.m., local time, at the Radisson Plaza Hotel, Charlotte, North Carolina. The record date for determining the stockholders of NABI entitled to notice of and to vote at the NABI Meeting is as of the close of business on October 20, 1995 (the "NABI Record Date"). Each share of NABI Common Stock is entitled to one vote on each matter coming before the stockholders. As of the NABI Record Date, there were 19,549,954 shares of NABI Common Stock outstanding. The Merger will require approval of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of NABI Common Stock entitled to vote thereon. Approval of the Plan Amendment Proposal will require the affirmative vote of the holders of a majority of the shares of NABI Common Stock voting on the matter. As of the NABI Record Date, NABI's directors, executive officers and their affiliates held 12.9% of the outstanding shares of NABI Common Stock. See "The NABI Meeting."

  The Univax Meeting will be held on November 29, 1995 at 9:00 a.m., local time, at Univax's principal offices at 12280 Wilkins Avenue, Rockville, Maryland. The record date for determining the stockholders of

Univax entitled to notice of and to vote at the Univax Meeting is as of the close of business on October 20, 1995 (the "Univax Record Date"). As of the Univax Record Date, there were 17,239,410 shares of Univax Common Stock outstanding and 502,512 shares of Univax Preferred Stock outstanding. As of such date, each share of Univax Preferred Stock was convertible into 1.10097 shares of Univax Common Stock. Holders of Univax Common Stock are each entitled to one vote per share and holders of Univax Preferred Stock are each entitled to one vote for each share of Univax Common Stock into which each share of Univax Preferred Stock is convertible as of the Univax Record Date. The Merger will require adoption and approval of the Merger Agreement by a majority of the votes entitled to be cast, with the outstanding shares of Univax Common Stock and Univax Preferred Stock voting together as a single class. As of the Univax Record Date, Univax's directors, executive officers and their affiliates held 29.5% of the outstanding shares of Univax Common Stock and no shares of Univax Preferred Stock, and such directors, executive officers and affiliates are entitled to cast 28.6% of the votes which are entitled to be cast at the Univax Meeting. See "The Univax Meeting." All Univax directors and such affiliates have agreed to vote their shares of Univax Common Stock to adopt and approve the Merger Agreement. See "The Merger--Voting and Affiliate Agreements."

THE MERGER

  Merger Consideration. Under the Merger Agreement, at the Effective Time (as defined below) of the Merger, each share of Univax Common Stock will be automatically converted into and represent the right to receive .79 share of NABI Common Stock (the "Common Exchange Ratio"), and each share of Univax Preferred Stock, assuming it is not converted into Univax Common Stock and as required by Univax's Certificate of Incorporation, will be automatically converted into and represent the right to receive the number of shares of NABI Common Stock as is determined by dividing $9.95 by the closing price of NABI Common Stock on the date on which the Effective Time occurs (the "Preferred Exchange Ratio"). No fractional shares of NABI Common Stock will be issued by NABI in the Merger. Each stockholder of Univax otherwise entitled to a fractional share of NABI Common Stock will receive an amount of cash in lieu thereof determined by multiplying the fraction of a share of NABI Common Stock to which the stockholder otherwise would be entitled by the average closing price of NABI Common Stock on Nasdaq during the 20 trading days preceding the Effective Time. See "Comparative Per Share Data" for information concerning the recent price of NABI Common Stock. Upon consummation of the Merger, Univax will be merged with and into NABI and Univax's separate corporate existence will cease.

  Effective Time. The Merger will become effective at the time a Certificate of Merger with respect to the Merger is filed with the Secretary of State of the State of Delaware (the "Effective Time"), unless NABI and Univax agree that a later time, specified in the Certificate of Merger, will be the Effective Time.

  Stock Options and Warrant. NABI will assume all outstanding options to purchase Univax Common Stock, whether vested or unvested, issued under Univax's 1989 Stock Plan and 1995 Stock Option Plan (the "Stock Option Plans") or pursuant to other option agreements (excluding options under Univax's 1995 Directors' Stock Option Plan) outstanding as of the Effective Time (collectively, the "Outstanding Options"). NABI also will assume an outstanding warrant to purchase 11,400 shares of Univax Common Stock (the "Outstanding Warrant"). The Outstanding Options and the Outstanding Warrant to be assumed by NABI will be automatically converted into options and a warrant to purchase shares of NABI Common Stock, subject to adjustment of the number of underlying shares and the exercise price by the Common Exchange Ratio. In accordance with the terms of Univax's 1995 Directors' Stock Option Plan, all options outstanding thereunder became fully exercisable upon the adoption of the Merger Agreement by the Univax Board of Directors (notwithstanding the vesting schedule of such options), and all options outstanding under this plan which remain unexercised at the Effective Time will terminate. See "The Merger-- Univax Equity Incentive Plans" and "--Univax Warrant."

  Amendment to NABI's Certificate of Incorporation. Under the Merger Agreement, at the Effective Time, NABI's Certificate of Incorporation will be amended to increase the authorized number of shares of NABI Common Stock from 50,000,000 shares to 75,000,000 shares.

  Conditions to Merger; Termination. Consummation of the Merger is subject to the satisfaction of various conditions. See "The Merger Agreement--Conditions to Consummation of the Merger." The Merger Agreement also may be terminated under certain circumstances, including by mutual written consent of the Boards of Directors of NABI and Univax and by either NABI or Univax if the other party is in material breach of any representation, warranty or covenant contained in the Merger Agreement and such breach has a material adverse effect, if the Merger is not consummated on or before January 31, 1996, or if either party receives a proposal from a third party that is determined by the recipient to be superior to the transactions contemplated by the Merger Agreement (provided it is a condition of the right to terminate as a result of such superior proposal that the party proposing to terminate pays to the non-terminating party a termination fee of $5,000,000 and the non-terminating party's fees and expenses in connection with the Merger). See "The Merger Agreement-- Termination." The $5,000,000 termination fee to be paid in the event of such a superior third party proposal may have the effect of deterring such a proposal from a third party.

  No Solicitation. Univax and NABI have agreed that neither party will initiate or solicit discussions with any other party relating to any acquisition proposal involving itself or any other transaction, the consummation of which could prevent or materially delay the Merger. See "The Merger Agreement--No Solicitation."

  Anticipated Accounting Treatment. NABI and Univax anticipate that the Merger will be treated as a pooling of interests for financial reporting purposes. Consummation of the Merger is conditioned upon receipt by NABI and Univax of letters from their independent certified public accountants regarding those accountants' affirmative opinions as to the appropriateness of pooling of interests accounting for the Merger. See "The Merger--Anticipated Accounting Treatment."

  Appraisal Rights. Pursuant to the General Corporation Law of the State of Delaware (the "DGCL"), the holders of Univax Common Stock and NABI Common Stock are not entitled to appraisal rights with respect to the Merger. The holders of Univax Preferred Stock, however, are entitled to appraisal rights under the DGCL. See "The Merger--Appraisal Rights."

  See "The Merger" and "The Merger Agreement" for more information regarding the terms of the Merger.

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS; REASONS FOR AND ADVANTAGES AND DISADVANTAGES OF THE MERGER

  The Boards of Directors of NABI and Univax have approved the Merger Agreement and unanimously recommend that the stockholders of their respective companies vote FOR adoption and approval of the Merger Agreement. Among the reasons why the boards of both companies believe the Merger is in the best interests of their respective stockholders are the following advantages of the Merger:

  . The Merger will accelerate NABI's strategic shift to higher margin value-added therapeutic products.

  . Univax will add significant product pipeline and product development as well as additional marketing and distribution capabilities to NABI.

  . The Merger will build on NABI's core technical strength and donor base and permit more efficient utilization of NABI's manufacturing facilities.

  . The Merger will provide Univax with financial resources to support its product pipeline.

  . The Merger will provide Univax with access to plasma and plasma fractionation capability.

  See "Risk Factors--Factors Regarding the Combined Company; Potential Disadvantages of the Merger" for a discussion of potential disadvantages of the Merger and of the factors associated with an investment in the combined company, including the following:


  . The Merger will create risks typically associated with a proposed combination of two large independent business organizations, including the risk that anticipated synergies will not develop.

  . The profitability of NABI will be adversely affected over the short term as a result of the Merger.

  . The combined company, with certain exceptions, will be subject to risks previously associated with NABI and Univax individually.

  . The use by the combined company of federal tax net operating loss and research tax credit carryforwards will be subject to certain limitations.


PRODUCT PIPELINE FOLLOWING THE MERGER

  The following table summarizes NABI's pipeline of products on the market or in clinical development following the Merger. For more information regarding these products, see "NABI Business--Immune Globulin Therapeutic Business" and "Univax Business--Products Under Development."

        PRODUCTS             POTENTIAL APPLICATIONS                  STATUS            COMPANY
        --------             ----------------------                  ------            -------
                          PRODUCTS ON THE MARKET

WinRho SD............... Immune thrombocytopenic          PLA approved                 Univax
                          purpura ("ITP") and Rh
                          isoimmunization
H-BIG................... Hepatitis B                      PLA approved                 NABI

                   PRODUCTS IN DEVELOPMENT

WinRho SD............... Additional autoimmune            Phase IV clinical trials to  Univax
                          conditions                       commence in 1995 and 1996
HIV-IG.................. HIV/AIDS transmission from       Phase III clinical trial in  NABI
                          mother to fetus                  progress to determine
                                                           efficacy
HyperGAM+CF............. Chronic pseudomonas infections   Phase II clinical trial in   Univax
                          in cystic fibrosis patients      progress
StaphVAX................ Staphylococcal infections        Phase II clinical trial      Univax
                          (vaccines)                       completed; follow-on donor
                                                           stimulation with
                                                           immunizing agent began in
                                                           September 1995
StaphGAM................ Staphylococcal infections (SPA   Donor stimulation in         Univax
                          products)                        progress; Phase I/II to
                                                           begin in 1996
H-BIG IV................ Hepatitis B reinfection in       Phase I/II clinical trial    NABI
                          liver transplant patients        to begin in 1996
CMV NeutraGAM........... CMV in renal transplant          Phase I/II clinical trial    Univax
                          patients                         to begin in 1996
H-CIG IV................ Hepatitis C reinfection in       Phase I/II clinical trial    NABI
                          liver transplant patients        to begin in 1996
NeoGAM.................. Staph A, Staph epi and E. coli   Preclinical                  Univax
                          in neonates
OmniGAM................. Pseudomonas and Enterococci in   Preclinical                  Univax
                          ICU patients

MANAGEMENT AND OPERATIONS FOLLOWING THE MERGER

  The combined company will retain the name "North American Biologicals, Inc." and will be headquartered in Boca Raton, Florida. Upon completion of the Merger, the Board of Directors of NABI will have ten members, four of whom will be persons who are currently members of the Board of Directors of Univax. Mr. David J. Gury will continue as Chairman, President and Chief Executive Officer of NABI. Mr. Thomas P. Stagnaro, currently President and Chief Executive Officer of Univax, will serve as Senior Executive Vice President of NABI, overseeing research and development, sales and marketing and new business development. See "The Merger--Management and Operations Following the Merger."

FAIRNESS OPINIONS

  On August 26, 1995, Raymond James & Associates, Inc. ("Raymond James") delivered its opinion to the NABI Board of Directors to the effect that the Common Exchange Ratio and the Preferred Exchange Ratio are fair, from a financial point of view, to NABI. Raymond James subsequently updated its opinion to the date of this Proxy Statement/Prospectus. See "The Merger-- Opinion of Raymond James."

  On August 27, 1995, Robertson, Stephens & Company, L.P. ("Robertson Stephens") delivered its written opinion to the Univax Board of Directors to the effect that, as of such date, the consideration to be received by the holders of Univax Common Stock in the Merger is fair from a financial point of view. Robertson Stephens subsequently updated its opinion to the date of this Proxy Statement/Prospectus. See "The Merger--Opinion of Robertson Stephens."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Stockholders of NABI should be aware that certain members of NABI's Board of Directors have interests in the Merger that are in addition to the interests of stockholders of NABI generally. Richard A. Harvey, Jr. is President of BNY Associates, Incorporated ("BNYA"), which has acted as a financial advisor to NABI in connection with the Merger. Upon the closing of the Merger, BNYA will be entitled to payment of a fee in addition to the fees it has received to date for acting as NABI's financial advisor. In addition, David L. Castaldi was retained by NABI in connection with the Merger to head a team of specialists to evaluate Univax's technology, product pipeline and scientific and commercial prospects. Mr. Castaldi has accrued a fee for his services. See "The Merger-- Interests of Certain Persons in the Merger."

RISK FACTORS

  The Merger involves certain risks that should be carefully considered by stockholders of NABI and Univax in voting on the Merger Agreement. See "Risk Factors."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  Except as more fully described under "The Merger--Certain Federal Income Tax Consequences of the Merger," no gain or loss will be recognized by Univax stockholders and no gain or loss will be recognized by NABI or Univax as a consequence of the Merger. Consummation of the Merger is conditioned upon the delivery of opinions of counsel dated as of the closing date of the Merger to the effect that the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). ALL STOCKHOLDERS OF UNIVAX SHOULD CONSULT THEIR OWN TAX ADVISORS.

VOTING AND AFFILIATE AGREEMENTS

  All of the members of the Univax Board of Directors and certain Univax stockholders affiliated with certain members of the Univax Board of Directors have entered into agreements with NABI agreeing, among other things, to vote their shares of Univax Common Stock in favor of the Merger Agreement and against any competing proposal, and not to transfer any of their shares of Univax Common Stock until the completion of the Merger or the termination of the Merger Agreement, with certain limited exceptions. The affiliated stockholders consist of Charter Ventures, Domain Partners II, L.P. and Kleiner Perkins Caufield & Byers V. Together, the Univax Board of Directors and such affiliated stockholders hold an aggregate of 5,048,965 shares of Univax Common Stock, or 29.3% of the outstanding shares of Univax Common Stock and 28.4% of the votes entitled to be cast to adopt and approve the Merger Agreement. See "The Merger--Voting and Affiliate Agreements."

  Certain "affiliates" (as that term is defined in Rule 145 under the Securities Act of 1933, as amended (the "Securities Act")) of Univax and NABI will, prior to the Effective Time, enter into agreements restricting the sale or disposition of their shares of NABI Common Stock received in the Merger so as to comply with the requirements of the securities laws, in the case of affiliates of Univax, and with the requirements for "pooling of interests" accounting, in the case of affiliates of both Univax and NABI. See "The Merger--Voting and Affiliate Agreements."

THE NABI COMMON STOCK

  There are 50,000,000 shares of NABI Common Stock authorized for issuance. The Merger Agreement provides that upon completion of the Merger, NABI's Certificate of Incorporation will be amended to increase the number of shares of NABI Common Stock authorized for issuance to 75,000,000 shares. As of October 20, 1995, there were 19,549,954 shares of NABI Common Stock outstanding, and an additional 1,796,955 shares issuable upon exercise of all outstanding options. It is anticipated that at the Effective Time, approximately 14,271,782 shares of NABI Common Stock will be issued to the holders of Univax Common Stock and Univax Preferred Stock (collectively, the "Univax Capital Stock"), and up to an additional 1,478,481 shares of NABI Common Stock may be issued upon the exercise of the Outstanding Options and the Outstanding Warrant which were previously exercisable for shares of Univax Common Stock. The NABI Common Stock trades on Nasdaq under the symbol "NBIO." See "Description of NABI Capital Stock."

EXCHANGE OF UNIVAX STOCK CERTIFICATES

  Upon consummation of the Merger, each holder of a certificate representing shares of Univax Common Stock or Univax Preferred Stock ("Certificates") outstanding prior to the Effective Time of the Merger will, upon the surrender thereof (duly endorsed, if required) to Registrar and Transfer Company, as exchange agent (the "Exchange Agent"), be entitled to receive (i) in the case of Univax Common Stock, a certificate or certificates representing the number of whole shares of NABI Common Stock into which such shares of Univax Common Stock will have been automatically converted as a result of the Merger at the rate of .79 share of NABI Common Stock for each share of Univax Common Stock,
(ii) in the case of Univax Preferred Stock, pursuant to the terms of Univax's Certificate of Incorporation, a certificate or certificates representing the number of whole shares of NABI Common Stock into which each share of Univax Preferred Stock will have been automatically converted as a result of the Merger determined by dividing $9.95 by the closing price of NABI Common Stock on the date on which the Effective Time of the Merger occurs, and (iii) if applicable, cash in lieu of any fractional share of NABI Common Stock in an amount determined by multiplying the fraction of a share of NABI Common Stock to which the holder otherwise would be entitled to receive by the average closing sale price of NABI Common Stock on Nasdaq as reported by The Wall Street Journal for the 20 trading days immediately preceding the Effective Time (the "Merger Consideration").

  After the consummation of the Merger, the Exchange Agent will mail a letter of transmittal with instructions to all holders of record of Univax Capital Stock as of the Effective Time as to the process for surrendering their Certificates in exchange for the Merger Consideration. CERTIFICATES SHOULD NOT BE SURRENDERED UNTIL THE LETTER OF TRANSMITTAL AND INSTRUCTIONS ARE RECEIVED. See "The Merger--Conversion of Shares; Procedures for Exchange of Certificates."

AMENDMENT TO THE NABI 1990 EQUITY INCENTIVE PLAN

  At the NABI Meeting, assuming that the Merger Agreement is approved, NABI stockholders also will be asked to approve the Plan Amendment Proposal to increase the number of shares of NABI Common Stock which may be issued under NABI's 1990 Equity Incentive Plan from 2,745,000 shares to 4,245,000 shares, contingent upon the consummation of the Merger. See "Amendment to the NABI 1990 Equity Incentive Plan."

SELECTED FINANCIAL DATA

  Set forth below are selected financial data of NABI and Univax. The financial data for the years ended 1994, 1993, 1992, 1991 and 1990 have been derived from their respective audited financial statements previously filed with the Commission. The selected financial data for both companies for the six months ended June 30, 1995 and 1994 have been derived from the companies' separate unaudited Quarterly Reports on Form 10-Q, which were previously filed with the Commission and which, in the opinion of management, include all normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for the unaudited interim periods. See "NABI Selected Consolidated Financial Data" and "Univax Selected Historical Financial Information."

           SELECTED FINANCIAL DATA--NORTH AMERICAN BIOLOGICALS, INC.
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                         SIX MONTHS ENDED
                             JUNE 30,               YEAR ENDED DECEMBER 31,
                         ----------------- ------------------------------------------
                           1995     1994     1994     1993    1992     1991    1990
                         -------- -------- -------- -------- -------  ------- -------
                            (UNAUDITED)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenues................ $ 93,452 $ 77,280 $164,678 $101,574 $82,354  $68,230 $72,822
Operating income........ $ 10,986 $  7,778 $ 17,426 $  8,473 $ 1,859  $ 3,284 $ 3,271
Income (loss) from
 continuing operations
 before extraordinary
 items and cumulative
 effect of accounting
 change................. $  6,480 $  3,710 $  8,627 $  3,405 $  (573) $ 2,217 $ 2,212
Per share:
 Income (loss) from
  continuing operations
  before extraordinary
  items and cumulative
  effect of accounting
  change................ $   0.32 $   0.22 $   0.49 $   0.25 $ (0.04) $  0.14 $  0.14
Weighted average shares
 and common share
 equivalents............   20,347   16,670   17,590   13,540  13,328   15,980  15,587

                                                     DECEMBER 31,
                             JUNE 30,   ---------------------------------------
                               1995      1994    1993    1992    1991    1990
                            ----------- ------- ------- ------- ------- -------
                            (UNAUDITED)
CONSOLIDATED BALANCE SHEET
 DATA:
Working capital...........   $ 30,022   $25,552 $12,558 $ 9,680 $12,929 $ 5,438
Total assets..............   $106,426   $93,817 $52,888 $47,520 $26,550 $23,667
Long-term obligations.....   $ 27,007   $19,549 $20,969 $22,411 $ 4,264 $   750
Stockholders' equity......   $ 58,309   $51,765 $17,982 $13,917 $15,117 $12,101

                SELECTED FINANCIAL DATA--UNIVAX BIOLOGICS, INC.
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                             SIX MONTHS
                           ENDED JUNE 30,              YEAR ENDED DECEMBER 31,
                          ------------------  ----------------------------------------------
                            1995      1994      1994      1993      1992     1991     1990
                          --------  --------  --------  --------  --------  -------  -------
                             (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $  4,002  $  1,363  $  2,783  $  1,181  $    973  $ 1,194  $   664
Operating loss..........  $(11,503) $(10,167) $(21,918) $(21,266) $(14,405) $(4,336) $(1,099)
Loss from continuing op-
 erations...............  $(10,839) $(10,435) $(21,821) $(20,305) $(12,994) $(4,322) $(1,205)
Per share:
 Loss from continuing
  operations............  $  (0.63) $  (0.80) $  (1.52) $  (1.74) $  (1.19) $ (0.57) $ (0.17)
Weighted average number
 of common shares.......    17,092    13,011    14,358    11,689    10,889    7,629    7,160

                                                     DECEMBER 31,
                             JUNE 30,   --------------------------------------
                               1995      1994    1993    1992    1991   1990
                            ----------- ------- ------- ------- ------ -------
                            (UNAUDITED)
BALANCE SHEET DATA:
Working capital...........    $16,546   $26,657 $27,248 $26,704 $5,069 $   241
Total assets..............    $28,907   $38,272 $38,571 $42,438 $9,879 $   936
Long-term obligations.....    $ 1,575   $ 1,520 $ 2,241 $ 1,125 $  972 $ 2,000
Stockholders' equity (def-
 icit)....................    $22,973   $33,555 $33,653 $38,761 $7,295 $(1,466)

SELECTED FINANCIAL DATA--PRO FORMA COMBINED (UNAUDITED)

  Set forth below are unaudited selected financial data (pro forma combined) of NABI and Univax which give effect to the Merger under the pooling of interests method of accounting. Such pro forma data assumes the Merger had been effective at January 1, 1992 for the statement of operations information and on June 30, 1995 and December 31, 1994, 1993 and 1992 for the balance sheet information. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the future operating results or financial position of the combined companies. The selected unaudited pro forma combined financial data should be read in conjunction with the "Unaudited Pro Forma Condensed Combined Financial Information," including the notes thereto.

            SELECTED FINANCIAL DATA--PRO FORMA COMBINED (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                   SIX MONTHS
                                 ENDED JUNE 30,     YEAR ENDED DECEMBER 31,
                                 ----------------  ----------------------------
                                  1995     1994      1994      1993      1992
                                 -------  -------  --------  --------  --------
STATEMENT OF OPERATIONS DATA:
Revenues.......................  $97,103  $78,572  $167,208  $102,755  $ 83,327
Operating loss.................  $  (516) $(2,389) $ (4,493) $(12,793) $(12,546)
Loss from continuing operations
 before extraordinary items and
 cumulative effect of
 accounting change.............  $(4,359) $(6,725) $(13,194) $(16,900) $(13,567)
Per share:
  Loss from continuing
   operations before
   extraordinary items and
   cumulative effect of account
   change......................  $ (0.13) $ (0.26) $  (0.47) $  (0.76) $  (0.65)
Weighted average number of
 common shares.................   33,377   25,873    27,963    22,297    20,850

                                                              DECEMBER 31,
                                               JUNE 30, ------------------------
                                                 1995     1994    1993    1992
                                               -------- -------- ------- -------
BALANCE SHEET DATA:
Working capital............................... $ 42,568 $ 52,209 $39,806 $36,384
Total assets.................................. $135,333 $132,089 $91,459 $89,958
Long-term obligations......................... $ 28,582 $ 21,070 $23,210 $23,535
Stockholders' equity.......................... $ 77,282 $ 85,319 $51,635 $52,678

                          COMPARATIVE PER SHARE DATA

  The following table sets forth the earnings (loss) per common share and common share equivalent and unaudited book value per common share and common share equivalent of NABI and Univax on both historical and unaudited pro forma combined bases. In addition, the following information sets forth the loss and book value for Univax on an unaudited per share equivalent pro forma basis. Pro forma combined loss per share is derived from the pro forma combined information presented elsewhere herein, which gives effect to the Merger using the pooling of interests accounting method as if the Merger had occurred on January 1, 1992. The per share equivalent pro forma combined data for Univax is calculated by multiplying the pro forma combined per share amounts for the combined company by the exchange ratio of .79 (based upon the conversion of Univax Common Stock to NABI Common Stock). Book value per share for the pro forma combined presentation is based upon outstanding common shares, adjusted to include the shares of NABI Common Stock to be issued in the Merger and assumes that the Merger had been effective at the end of the period presented. The information below should be read in conjunction with the respective financial statements of NABI and Univax and the "Unaudited Pro Forma Condensed Combined Financial Information," including the notes thereto.

                                 AS OF OR FOR THE
                                 SIX MONTHS ENDED       AS OF OR FOR THE
                                     JUNE 30,        YEAR ENDED DECEMBER 31,
                                 ------------------  -------------------------
                                   1995      1994     1994     1993     1992
                                 --------  --------  -------  -------  -------
                                    (UNAUDITED)
NABI--HISTORICAL
Net earnings (loss) from
 continuing operations per
 common share and common share
 equivalent.....................   $ 0.32    $ 0.22   $ 0.49   $ 0.25   $(0.04)
Book value per common share and
 common share equivalent........   $ 2.85       --    $ 2.56      --       --

UNIVAX--HISTORICAL
Net loss from continuing
 operations per common share....   $(0.63)   $(0.80)  $(1.52)  $(1.74)  $(1.19)
Book value per common share.....   $ 1.34       --    $ 1.97      --       --

NABI-UNIVAX PRO FORMA COMBINED
Net loss from continuing
 operations per common share....   $(0.13)   $(0.26)  $(0.47)  $(0.76)  $(0.65)
Book value per common share.....   $ 2.31       --    $ 2.57      --       --

UNIVAX PRO FORMA EQUIVALENTS
Net loss from continuing
 operations per common share....   $(0.10)   $(0.21)  $(0.37)  $(0.60)  $(0.51)
Book value per common share.....   $ 1.82       --    $ 2.03      --       --

               COMPARATIVE STOCK PRICE DATA AND DIVIDEND HISTORY

  NABI Common Stock and Univax Common Stock are quoted on Nasdaq under the trading symbols "NBIO" and "UNVX," respectively. The following table sets forth, for the periods indicated, the quarterly high and low sale prices per share of NABI Common Stock and Univax Common Stock (based, in the case of Univax Common Stock, upon intra-day trading), as reported by Nasdaq.

                                        NABI COMMON STOCK  UNIVAX COMMON STOCK
                                        ------------------ --------------------
                                          HIGH      LOW       HIGH       LOW
                                        --------- -------- ---------- ---------
FISCAL YEAR 1995
  First Quarter........................ $    9.38 $   6.25 $     8.00 $    4.25
  Second Quarter.......................     10.38     8.00       8.38      4.50
  Third Quarter........................     11.75     7.75       9.00      4.75
  Fourth Quarter (through October 20,
   1995)...............................      8.63     7.88       6.56      5.63
FISCAL YEAR 1994
  First Quarter........................ $    7.88 $   3.06 $    10.50 $    7.25
  Second Quarter.......................      7.00     5.06       9.50      6.25
  Third Quarter........................      7.75     5.50       7.50      5.00
  Fourth Quarter.......................      8.50     6.13       6.75      3.88
FISCAL YEAR 1993
  First Quarter........................ $    3.13 $   2.00 $    11.50 $    6.75
  Second Quarter.......................      3.50     2.00       9.00      6.75
  Third Quarter........................      3.56     2.63       8.50      7.25
  Fourth Quarter.......................      3.94     2.94      10.75      7.25

  The number of holders of record of NABI Common Stock and Univax Common Stock on October 20, 1995 were 1,497 and 227, respectively.

  No cash dividends have been previously paid on NABI Common Stock or Univax Common Stock, and none are anticipated in the foreseeable future. Any future determination concerning the payment of cash dividends will depend upon NABI's results of operations, financial condition, capital requirements and other factors deemed relevant by NABI's Board of Directors. NABI's loan agreements currently prohibit dividend payments.

  The following table sets forth the high, low and closing sale prices as reported on Nasdaq of the NABI Common Stock and the Univax Common Stock on Friday, August 25, 1995. The public announcement of the Merger Agreement occurred prior to the opening of trading on Monday, August 28, 1995.

                                               NABI  UNIVAX UNIVAX EQUIVALENT(1)
                                              ------ ------ --------------------
High......................................... $11.38 $8.50         $8.99
Low.......................................... $11.00 $7.75         $8.69
Closing...................................... $11.19 $8.13         $8.84

--------
(1) The Univax equivalent market value is computed by multiplying the high, low and closing market price per share of NABI Common Stock by the Common Exchange Ratio.

  The last reported sale prices for NABI Common Stock and Univax Common Stock as reported on Nasdaq on October 20, 1995 were $8.00 and $6.56, respectively.

                                 RISK FACTORS

  In considering the proposal to approve the Merger Agreement, the stockholders of NABI and Univax should carefully consider, in addition to all other portions of this Proxy Statement/Prospectus, the following risk factors regarding Univax, NABI and the combined company. The following factors regarding NABI and Univax will apply individually to an investment in each respective company before the Merger and, unless otherwise indicated, jointly to an investment in the combined company after the Merger.

FACTORS REGARDING UNIVAX

  No Assurance of Successful and Timely Product Development or Approval of Products under Development. Univax's success will depend on its ability to achieve scientific and technologic advances and to translate such advances into commercially competitive products on a timely basis. Univax's products are at various stages of research and development, and further development and testing will be required to determine their technical feasibility and commercial viability. Most of these products are not likely to become commercially available, if at all, for several more years. The proposed development schedules for Univax's products may be affected by a variety of factors, including technological difficulties, proprietary technology of others, reliance on third parties for support and changes in governmental regulation, many of which factors will not be within the control of Univax. In addition, any delay in the development, introduction or marketing of Univax's potential products could result either in such products being marketed at a time when their cost and performance characteristics would not be competitive in the marketplace or in a shortening of their commercial lives. See "Univax Business--Products Under Development,--Univax Technology and--Government Regulation and Product Approvals."

  Product Safety; Disease Transmission. Univax's hyperimmune intravenous immunoglobulin ("IVIG") products under developments are expected to be manufactured using plasma from human donors. There can be no assurance that infectious diseases will not be transmitted by Univax's plasma-derived hyperimmune IVIG products. In addition, Univax is unable to predict with certainty the position that regulatory agencies, such as the FDA, will take with respect to the risk of transmission or the reaction of the private medical community or the public to Univax's plasma-derived hyperimmune IVIG products. The transmission of any infectious disease by plasma-derived products or regulatory, physician or public concerns regarding any such transmission, even if no transmission were to take place, could delay, prevent, limit or halt the commercialization of Univax's hyperimmune IVIG products under development. See "Univax Business--Background."

  Government Regulation. Univax's research, preclinical development, clinical trials, manufacturing and marketing of its products are subject to extensive regulation by numerous governmental authorities in the United States and other countries. The process of obtaining FDA and other required regulatory approvals is lengthy and expensive, and the time required for such approval is uncertain. Most of Univax's clinical trials are at a relatively early stage and, except for WinRho SD, no approval from the FDA or any other governmental agency for the manufacturing or marketing of any of its products under development has been granted. There can be no assurance that Univax will be able to obtain the necessary approvals for manufacturing or marketing of any of its products under development. Once approved, failure to comply with applicable regulatory requirements can, among other things, result in fines, suspension or revocation of regulatory approvals, product recalls or seizures, operating restrictions, injunctions and criminal prosecutions.

  Sales of pharmaceutical products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. Whether or not FDA approval has been obtained, approval of a product by comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing the product in those countries. The time required to obtain such approval may be longer or shorter than that required for FDA approval.

  Univax is also subject to regulation by the Occupational Safety and Health Administration ("OSHA") and the Environmental Protection Agency ("EPA") and to regulation under the Toxic Substances Control Act, the

Resource Conservation and Recovery Act and other regulatory statutes, and may in the future be subject to other federal, state or local regulations. OSHA and/or the EPA may promulgate regulations concerning biotechnology that may affect Univax's research and development programs. Univax is unable to predict whether any agency will adopt any regulation which would have a material adverse effect on Univax's operations. Univax voluntarily complies with National Institutes of Health ("NIH") guidelines regarding research involving recombinant DNA molecules. Such guidelines, among other things, restrict or prohibit certain recombinant DNA experiments and establish levels of biological and physical containment that must be met for various types of research. See "Univax Business--Government Regulation and Product Approvals."

  Uncertainty of Legal Protection Afforded by Patents and Proprietary
Rights. The patent positions of biotechnology firms generally are highly uncertain and involve complex legal and factual questions. There can be no assurance that existing patent applications will mature into issued patents, that Univax will be able to obtain additional licenses to patents of others or that Univax will be able to develop additional patentable technology of its own. There can be no assurances that any patents issued to Univax will provide it with competitive advantages or will not be challenged by others. Furthermore, there can be no assurance that others will not independently develop similar products, or, if patents are issued to Univax, design around such patents. If patents that contain competitive or conflicting claims are issued to others and such claims are ultimately determined to be valid, Univax may be required to obtain licenses to these patents or to develop or obtain alternative technology. If any licenses are required, there can be no assurance that Univax will be able to obtain any such licenses on commercially favorable terms, if at all. Univax's failure to obtain a license to any technology that it may require to commercialize its products may have a material adverse impact on Univax. Litigation, which could result in substantial cost to Univax, may also be necessary to enforce any patents issued to Univax or to determine the scope and validity of third-party proprietary rights.

  Univax also relies on secrecy to protect its technology, especially where patent protection is not believed to be appropriate or obtainable. Univax maintains strict controls and procedures regarding access to and use of its proprietary technology and processes. However, there can be no assurance that these controls or procedures will not be breached, that Univax would have adequate remedies for any breach, or that Univax's trade secrets will not otherwise become known or be independently discovered by competitors.

  Competition. Competition in the development of biopharmaceutical products is intense, both from biotechnology and pharmaceutical companies. Many of Univax's competitors have substantially greater financial resources and larger research and development staffs than Univax, as well as substantially greater financial experience in developing products, obtaining regulatory approvals, and manufacturing and marketing pharmaceutical products. Competition with these companies involves not only product development, but also acquisition of products and technologies from universities and other institutions. Univax also competes with universities and other institutions in the development of products, technologies and processes. There can be no assurance that Univax's competitors will not succeed in developing technologies and products that are more effective or affordable than those being developed by Univax. In addition, one or more of Univax's competitors may achieve product commercialization or patent protection earlier than Univax.

  Limited Manufacturing Experience; Limited Supply. Manufacturing of Univax's vaccines is a complex process. Univax has built a pilot production facility which is currently being used for the manufacture of vaccines for clinical trials. Univax does not currently possess the facilities or staff necessary to manufacture products in commercial quantities. There can be no assurance that such facilities can be built or acquired on commercially reasonable terms, or at all, or that Univax will be able to meet manufacturing requirements through arrangements with third parties. Manufacture of Univax's specific polyclonal antibody products requires human plasma. It is anticipated that Rh Pharmaceuticals, Inc. ("Rh Pharmaceuticals"), which manufactures WinRho SD for Univax, will obtain substantially all of the specialty plasma necessary for manufacture of WinRho SD. Univax believes that Rh Pharmaceuticals has contracts in place for the amounts of specialty plasma necessary to meet Univax's first year sales targets. No assurance can be given, however, that Rh Pharmaceuticals will be able to obtain sufficient plasma to satisfy Univax's orders for subsequent years. While Univax believes that sufficient specialty plasma for Univax's foreseeable needs for other products will be available, there can be no assurance that Univax will be able to enlist sufficient numbers of donors for its immunization programs, or that it will not experience shortages of specialty plasma that will have a detrimental effect on Univax's product development. See "Univax Business--Manufacturing and Supply." Following the Merger, however, the combined company will be able to utilize NABI's manufacturing facility, which is currently in the final phases of construction and is anticipated to be validated and licensed by the FDA in 1997, and will have access to NABI's extensive donor population and specialty plasma supply capabilities.

  Limited Marketing Experience; Uncertainty of Market Acceptance. Univax currently markets and sells one product, WinRho SD, under license from a third party. Although Univax believes that the WinRho SD market may be addressed effectively with its relatively small sales force working in conjunction with distributors, to the extent that Univax itself undertakes to market other products or is unable to continue third-party marketing of such other products, significant additional expenditures, management resources and time may be required to develop a larger sales force. There can be no assurance that Univax will be able to enter into additional marketing agreements or that it will be successful in gaining market acceptance for its products. See "Univax Business--Marketing and Sales."

  Dependence on Qualified Personnel and Key Individuals. Because of the specialized nature of Univax's business, Univax is highly dependent upon its ability to attract and retain qualified scientific and technical personnel. There is intense competition for qualified personnel in the areas of Univax's activities and there can be no assurance that Univax will be able to continue to attract and retain the qualified personnel necessary for the development of its business. In addition, because many key responsibilities within Univax have been assigned to a relatively small number of individuals, loss of the services of any of these individuals could be detrimental to Univax's development. See "Univax Business--Competition."

  Dependence on Third Parties. Continued funding and participation by Univax's corporate partners under joint development and licensing agreements will depend not only on the timely achievement of research and development objectives by Univax, which cannot be assured, but also on each corporate partner's own financial, competitive, marketing and strategic considerations. Although Univax believes that its corporate partners will have an economic incentive to meet their contractual responsibilities, the amount and timing of resources devoted to these responsibilities generally will be controlled by the corporate partners. Suspension or termination of agreements with certain of Univax's corporate partners or the failure of those partners to meet their contractual responsibilities could have a material adverse effect on Univax. As a result of the Merger, however, management of Univax believes that it will be less dependent upon the continued funding and participation of corporate partners, and that while the suspension or termination of an agreement with any of Univax's corporate partners may have an adverse effect on the development of the particular product which is the subject of the agreement, such suspension or termination will be less likely to have a material adverse effect on the combined company.

  Continued Operating Losses; Need for Additional Financing. Univax has had net operating losses since its inception and expects such losses for at least several more years. The ability of Univax to achieve profitability depends principally upon the success of its product development efforts and the timing and scope of regulatory approvals. In the absence of the Merger, Univax would need to arrange additional financing for the operation of its business, including the commercialization of its products currently under development, and would consider collaborative arrangements and additional public or private financings, including additional equity financings. There can be no assurances that such additional collaborative arrangements or financings could be obtained on reasonable terms. The management of Univax believes, however, that the financial position and profitability of Univax will be enhanced as result of the Merger. See "--Factors Regarding the Combined Company; Potential Disadvantages of the Merger."

  Health Care Reimbursement. Univax's ability to commercialize its products and related treatments will be dependent upon government health administration authorities, private health care insurers and other organizations. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third-party coverage will be available for Univax to maintain price levels sufficient for realization of an adequate return on its investment in developing new products. Government and other third-party payors are increasingly attempting to contain health care costs by limiting both coverage and level of reimbursement for new products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for disease indications for which the FDA has not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government and third-party payors for use of Univax's products, the market acceptance of these products could be adversely affected.

  Risk of Product Liability; Limited Insurance. Univax's business will expose it to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. Product liability insurance for the bio-pharmaceutical industry generally is expensive to the extent it is available at all. While Univax currently has $10 million in product liability insurance, there can be no assurance that it will be able to maintain such insurance on acceptable terms, that it will be able to secure increased coverage as the commercialization of its products progresses or that its existing insurance or any insurance acquired in the future will provide adequate insurance against liability.

  Volatility of Stock Price. The market prices for securities of biotechnology companies, including the securities of Univax, have been volatile. Announcements of technological innovations or new commercial products by Univax or its competitors, a change in status of a corporate partner, developments concerning proprietary rights, including patents and litigation matters, publicity regarding actual or potential medical results with products under development by Univax, regulatory developments in both the United States and foreign countries and public concern about the safety of biotechnology or pharmaceutical products, as well as period-to-period fluctuations in revenues and financial results, may have a significant impact on the market price of Univax's Common Stock.

FACTORS REGARDING NABI

  Fluctuations in Plasma Supply and Demand. The basic raw material essential to NABI's business is human blood plasma. As a result of factors affecting both the demand for and supply of plasma, worldwide demand for human blood plasma has exceeded supply since 1991. The demand for plasma has increased primarily as a result of an increase in both the number and use of products which require plasma components for their manufacture. The general decrease in the supply of plasma has resulted primarily from concern over the safety of blood products, including plasma. This concern has resulted in the adoption of more rigorous screening procedures by regulatory authorities and manufacturers of plasma-based products. These procedures, which include a more extensive investigation into a donor's background and new tests, have disqualified numerous potential donors and discouraged other donors who may be reluctant to undergo the screening procedures. Future changes in government regulation relating to the collection and use of plasma or any negative public perception about the plasma collection process could further adversely affect the number and type of available donors and, consequently, the overall plasma supply. Future fluctuations in the demand for or supply of plasma could adversely affect NABI.

  Dependence on Small Number of Customers. NABI sells plasma to approximately 21 pharmaceutical and diagnostic product manufacturers, most of which are long-standing customers of NABI. These customers constitute substantially all of the worldwide purchasers of human blood plasma. During the first six months of 1995, and the 1994, 1993 and 1992 fiscal years, plasma sales to customers purchasing more than 10% of NABI's consolidated sales (which did not exceed four customers in any such period), accounted for approximately 60%, 59%, 34% and 46%, respectively, of NABI's consolidated sales for each period. The loss of any major customer or a material reduction in a major customer's purchases of plasma could have a material adverse effect upon NABI, although NABI believes that, under current market conditions, if it were to lose a major customer, it would be able to sell any remaining supply of plasma to other customers on satisfactory terms.

  Terms of Sale. Most of NABI's plasma sales are made pursuant to contracts having terms ranging from one to five years. These contracts generally provide for annual pricing renegotiations. Once established, the pricing generally remains fixed for the year subject to price changes to reflect changes in customer specifications or price adjustments to compensate NABI for increased costs associated with new governmental testing requirements. As a result, NABI may be adversely affected if, due to changes in government regulation or other factors, its costs of collecting and selling plasma rise during a given year because NABI may not be able to pass on the increased costs until the next annual pricing renegotiation. Similarly, NABI will benefit if its costs of collecting and selling plasma fall during the year. However, under a five-year contract with Baxter Healthcare Corporation ("Baxter") effective January 1, 1994, with respect to a substantial amount of source plasma, pricing will periodically adjust to reflect changes in NABI's principal costs for the collection of plasma.

  Foreign Restrictions on Importation of Plasma. Export sales of plasma for the first six months of 1995 and the 1994, 1993 and 1992 fiscal years represented approximately 37%, 37%, 48% and 55%, respectively, of NABI's sales for those periods. Export sales primarily are to European customers. Concern over blood safety has led to movements in a number of European and other countries to restrict the importation of plasma and plasma components collected outside the countries' borders or, in the case of certain European countries, outside Europe. To date, these efforts have not led to any meaningful restriction on the importation of plasma and plasma components and have not adversely affected NABI; the decline in NABI's export sales of plasma as a percentage of NABI's overall sales reflects increased sales to domestic customers. Such restrictions, however, continue to be debated and there can be no assurance that such restrictions will not be imposed in the future. If imposed, such restrictions could have a material adverse affect on the demand for NABI's products and on the U.S. plasma industry as a whole. As a partial response to this risk, NABI acquired the assets of two plasma collection centers in Germany in June 1994 and intends to establish additional centers in Europe. NABI's plasma collection centers in Germany currently do not collect material amounts of plasma in relation to the demand for plasma from NABI's European customers. While NABI currently intends to increase its European plasma collections, there can be no assurance that it will be successful or able to serve all or most of the needs of its foreign customers from European plasma collections.

  Availability of H-BIG. Since NABI acquired rights to H-BIG in September 1992, this product has made a significant contribution to NABI's profitability. The essential raw material for manufacture of H-BIG is a specialty plasma containing high concentrations of hepatitis B antibodies. NABI obtains this plasma from donors whose production of these antibodies is stimulated by the administration of a vaccine. The manufacturer of the vaccine used to inoculate donors has discontinued its production of the product, and other available vaccines are not as effective in stimulating the production of these antibodies for NABI's current formulation of H-BIG. NABI believes it has sufficient inventory of its current vaccine to meet NABI's needs until November 1996 when the Investigational New Drug ("IND") status for the vaccine expires. By that time, NABI expects to have been able to collect sufficient quantities of specialty plasma to supply NABI's raw material needs for H-BIG for another three to five years. Before NABI's inventory of the vaccine and the resulting supply of specialty plasma have been consumed, NABI intends to reformulate H-BIG to permit the use of other currently available vaccines to stimulate donors in order to obtain the specialty plasma necessary for the manufacture of H-BIG. See "NABI Business--Immune Globulin Therapeutic Business." Alternatively, NABI will seek to develop another source of vaccine similar to the discontinued vaccine. There can be no assurance that NABI's efforts will be successful.

  Although NABI obtains and provides the specialty plasma necessary for the manufacture of H-BIG, at the present time it is dependent on a single manufacturer to process this raw material for H-BIG and on Abbott Laboratories ("Abbott") to formulate and package the product. NABI's contracts with the manufacturer will expire in 1996. NABI's contract with Abbott expired on September 30, 1995. Abbott has advised NABI that Abbott does not intend to renew its contract, although it has no present intention of discontinuing its formulation and packaging of the product. In August 1995, NABI entered into an agreement with the Michigan Department of Public Health ("MDPH") pursuant to which MDPH will also process quantities of the raw material for H-BIG. NABI anticipates receiving product from the MDPH facility in early 1996. NABI is constructing a biopharmaceutical manufacturing facility which will allow NABI to formulate, process and package H-BIG. Construction should be completed before the end of 1995. However, because the facility will require validation and licensure by the FDA, NABI does not anticipate that the facility will be able to produce H-BIG for commercial sale until 1997. Although management of NABI believes that the MDPH contract and management's ability to inventory a sufficient supply of H-BIG will enable it to meet customer demand until NABI is able to manufacture the product in its own facility, disruption in NABI's ability to obtain H-BIG for commercial sale or material changes in the terms under which NABI now obtains the product could adversely affect NABI.

  Ability to Develop Proprietary Immune Globulin Therapeutic Products. One of NABI's strategies for achieving enhanced profitability is to become a fully integrated developer, manufacturer and marketer of proprietary plasma-based immune globulin therapeutic products. To date NABI has not developed and commercialized such a product. H-BIG, NABI's one commercially available immune globulin therapeutic product to date, was acquired from Abbott in September 1992 after having been approved by the FDA. NABI also has a plasma-based immune globulin therapeutic product, HIV-IG, which it also acquired from Abbott in 1992, in Phase III human clinical trials. NABI expects to enter two other immune globulin therapeutic products in human clinical trials. These products will require significant clinical testing prior to commercialization. There can be no assurance that any of these products or any other products NABI may develop will meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed. As a result of the Merger and the addition of Univax's research and development and clinical and regulatory expertise, however, management of NABI believes that its ability to develop products will be enhanced.

  Government Regulation. NABI's United States plasma collection, storage, labeling and distribution activities are subject to strict regulation and licensing by the FDA. NABI's centers in the United States are subject to periodic inspection by the FDA, and from time to time NABI receives notices of deficiencies from the FDA as a result of such inspections. The failure of NABI or its plasma collection centers to continue to meet regulatory standards or to remedy any such deficiencies could result in corrective action by the FDA, including closure of one or more collection centers. In addition, before new plasma collection centers are opened, the collection centers and their procedures and personnel must meet certain regulatory standards to obtain necessary licenses. Because the applicable regulations or their interpretation or enforcement are subject to change, there can be no assurance that NABI will be able to continue to comply with any such changed regulations or that the costs of such compliance will not otherwise adversely affect NABI.

  NABI's development of proprietary immune globulin therapeutic products and the future manufacturing and marketing of such products by NABI are also subject to FDA and other federal regulations. Product development and approval within this framework may take a number of years and involve the expenditure of substantial resources. In addition, there can be no assurance that this regulatory framework will not change or that additional regulation will not arise at any stage of NABI's product development, which may delay or prevent regulatory approval or require additional expenditures by NABI.

  The current process for producing H-BIG does not contain a viral inactivation step. Consequently, the FDA requires lots of H-BIG to be tested for viral contamination before the lots can be released for commercial sale. To date, there is no one commonly accepted test to determine the presence of such contamination, and different tests may produce different results. Although NABI believes that H-BIG poses no significant risk of viral contamination and, in addition, has each lot of H-BIG independently tested to determine safety, rejection of lots of H-BIG by the FDA or delay by the FDA in the release of lots for commercial sale could adversely affect NABI. NABI is pursuing the development of a manufacturing process for H-BIG which includes a viral inactivation step.

  Competition. NABI competes for donors with pharmaceutical companies which may obtain plasma for their own use, other commercial plasma collection companies and non-profit organizations such as the American Red Cross and community blood banks which solicit the donation of blood. A number of these competitors have access to greater financial, marketing and other resources than NABI. NABI competes for donors by means of financial incentives which NABI offers for the donation of the plasma it collects, by providing outstanding customer service to its donors, by implementing programs designed to attract donors through education as to the uses for collected plasma, by encouraging groups to have their members become plasma donors and by improving the attractiveness of NABI's plasma collection facilities. If NABI is unable to maintain and expand its donor base, its business and future prospects will be adversely affected.

  Product Liability and Insurance. The processing and sale of NABI's plasma and plasma-based products involve a risk of product liability claims, and NABI currently is a party to litigation involving such claims. See "NABI Business-- Legal Proceedings." NABI currently maintains commercial general (including products and professional liability) insurance with a limit of $5.75 million per occurrence and in the annual aggregate on a claims made basis. The limit is in excess of a $250,000 self insurance retention per claim limited to a $1 million annual aggregate. There can be no assurance that the coverage of NABI's insurance policy and/or any rights of indemnification and contribution that NABI may have will offset potential claims. A successful claim against NABI in excess of insurance coverage and not subject to indemnification could have a material adverse effect on NABI.

  Anti-Takeover Provisions. NABI's Certificate of Incorporation includes provisions that may discourage or prevent certain types of transactions involving an actual or potential change in control of NABI, including transactions in which the stockholders might otherwise receive a premium for their shares over then-current market prices, and may limit the ability of the stockholders to approve transactions that they may deem to be in their best interests. For example, NABI's Certificate of Incorporation enables the Board of Directors to fix the rights and preferences of and to issue shares of preferred stock. The Board of Directors could avail itself of this authority to discourage or to prevent certain types of transactions involving an actual or potential change of control of NABI, which could have an adverse effect on the price of NABI Common Stock. In addition, NABI's Certificate of Incorporation and Section 203 of the DGCL each have differing provisions which prohibit NABI from engaging in certain business combinations with interested stockholders unless special supermajority stockholder votes are obtained. These provisions may have the effect of delaying or preventing a change in control of NABI and therefore could adversely affect the price of NABI Common Stock.

FACTORS REGARDING THE COMBINED COMPANY; POTENTIAL DISADVANTAGES OF THE MERGER

  Historically, NABI's operations generally have been profitable, and beginning in fiscal 1993, its quarterly and annual reported results of operations have shown increased profitability as compared to the corresponding period one year earlier. Univax, on the other hand, has accumulated net losses from its inception. Univax expects its operations to continue to incur losses for a number of years as research and development and clinical trial programs and related expenses continue. The management of NABI and Univax believe that if the Merger is consummated, the profitability of Univax as a stand-alone entity will result earlier and the long-term profitability and prospects of NABI will be enhanced. Over the shorter term, however, the profitability of NABI will be adversely affected by the Merger, and NABI likely will report a loss for 1995. Because the Merger will be accounted for as a pooling of interests, upon completion of the Merger the historical financial statements of NABI will be restated to reflect the operations of NABI and Univax on a combined basis. For the impact of the restatement of the financial statements on a combined basis, see "Unaudited Pro Forma Condensed Combined Financial Information."

  The Merger also will produce risks typically associated with the merger of two large independent organizations, including the possibility that the integration of the businesses of the companies after the Merger may cause interruptions and dislocations which may adversely affect the business and results of operations of the combined company and that the combined resources of the companies may not be adequate to deal successfully with the needs of the combined company. In addition, there can be no assurance that the synergies which the Boards of Directors of NABI and Univax expect to result from the Merger will in fact occur.

   Following completion of the Merger, the combined company will be entitled to use substantial federal income tax net operating loss and research tax credit carryforwards. Such use is subject to certain restrictions (including a limitation as to the amount that can be used in any one taxable year). In addition, such carryforwards will expire over time. There can be no assurance that the combined company will be able to use these carryforwards in full before they expire or at all.

  The closing of the Merger is conditioned upon Univax's receipt of an opinion from its counsel that the Merger will be treated for federal income tax purposes as a reorganization with the result that no gain or loss will be recognized to holders of Univax Common Stock upon their receipt of NABI Common Stock. There are, however, no assurances that the Internal Revenue Service ("IRS") will not challenge such treatment and that any such challenge would not be successful. Neither NABI nor Univax intends to seek a ruling from the IRS as to the tax consequences of the Merger.

  The Boards of Directors of NABI and Univax considered the foregoing possibilities, and the Board of Directors of NABI also considered the impact on NABI's short-term operating performance which will result from the Merger. After such consideration and consideration of the factors listed under "The Merger--Recommendation of NABI's Board of Directors; Reasons for and Advantages of the Merger and --Recommendation of Univax's Board of Directors; Reasons for and Advantages of the Merger," the Boards of Directors of NABI and Univax determined that the Merger is in the best interests of their respective companies and stockholders and approved the Merger Agreement. The Boards of Directors also unanimously recommend that their respective stockholders vote in favor of the Merger Agreement. In so doing, the Board of Directors of NABI relied in part on the opinion of Raymond James and the Board of Directors of Univax relied in part on the opinion of Robertson Stephens. At the time, Raymond James and Robertson Stephens made a market in the Common Stock of NABI and Univax, respectively, and thereby may have a financial interest in the Merger. Currently, Robertson Stephens also makes a market in the Common Stock of NABI. In the ordinary course of business, Raymond James and Robertson Stephens actively trade in NABI Common Stock and Univax Common Stock for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Although Robertson Stephens has already received a fee for rendering its opinion, it will be entitled to a more substantial fee for financial advisory services contingent upon completion of the Merger.

                               THE NABI MEETING

TIME, PLACE AND DATE

  The NABI Meeting will be held at the Radisson Plaza Hotel, Charlotte, North Carolina, on November 29, 1995 at 10:00 a.m., local time.

PURPOSE OF THE NABI MEETING

  At the NABI Meeting, holders of NABI Common Stock will consider and vote upon adoption and approval of the Merger Agreement. See "The Merger" and "The Merger Agreement." In addition, holders of NABI Common Stock will consider and vote upon a proposal to amend NABI's 1990 Equity Incentive Plan to increase the number of shares available for issuance under the plan contingent upon consummation of the Merger. See "Amendment to the NABI 1990 Equity Incentive Plan." NABI stockholders will also consider and vote upon such other matters as may properly be brought before the meeting.

  THE NABI BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND THE PLAN AMENDMENT PROPOSAL AND UNANIMOUSLY RECOMMENDS A VOTE FOR ADOPTION AND APPROVAL OF THE MERGER AGREEMENT AND THE PLAN AMENDMENT PROPOSAL.

RECORD DATE; VOTING RIGHTS; PROXIES

  The NABI Board of Directors has fixed the close of business on October 20, 1995 as the record date for determining holders entitled to notice of and to vote at the NABI Meeting (the "NABI Record Date").

  As of the NABI Record Date there were 19,549,954 shares of NABI Common Stock issued and outstanding, each of which entitles the holder thereof to one vote. All shares of NABI Common Stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH SHARES OF NABI COMMON STOCK WILL BE VOTED IN FAVOR OF ADOPTION AND APPROVAL OF THE MERGER AGREEMENT AND THE PLAN AMENDMENT

PROPOSAL. A stockholder who has given a proxy may revoke it at any time prior to its exercise by giving written notice thereof to the Secretary of NABI, by signing and returning a later dated proxy, or by voting in person at the NABI Meeting; however, mere attendance at the NABI Meeting will not in and of itself have the effect of revoking the proxy.

  Votes cast by proxy or in person at the NABI Meeting will be tabulated by the election inspectors appointed for the meeting, who will determine whether a quorum is present. Where, as to any matter submitted to the stockholders for a vote, proxies are marked as abstentions (or stockholders appear in person but abstain from voting), such abstentions will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of any matter submitted to the stockholders for a vote. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter for purposes of determining the presence of a quorum.

SOLICITATION OF PROXIES

  The costs of soliciting proxies from holders of NABI Common Stock will be borne by NABI, except that the costs of printing and mailing this proxy material will be borne equally by NABI and Univax. NABI may solicit proxies otherwise than by use of the mail, and certain officers and regular employees of NABI, without additional compensation, may use their personal efforts, by telephone or otherwise, to obtain proxies. Such assistance may take the form of personal, telephonic or written solicitation or any combination thereof. NABI will also request persons, firms and corporations holding shares in their names, or in the names of their nominees, which shares are beneficially owned by others, to send this proxy material to and obtain proxies from such beneficial owners and will reimburse such holders for their reasonable expenses in doing so.

  NABI has retained D.F. King & Co., Inc. ("DFK") to assist it in the solicitation of proxies by telephonic and written means on behalf of the NABI Board of Directors and the mailing and distribution of proxy material. The anticipated cost of DFK's services, exclusive of reimbursement for expenses, is approximately $16,000.

QUORUM

  The presence in person or by properly executed proxy of holders of a majority of all of the outstanding shares of NABI Common Stock is necessary to constitute a quorum at the NABI Meeting.

REQUIRED VOTE

  Under the DGCL, approval of the Merger will require the affirmative vote of a majority of the outstanding shares of NABI Common Stock. Approval of the Plan Amendment Proposal will require the affirmative vote of holders of a majority of the shares of NABI Common Stock voting on the matter. As of the NABI Record Date, NABI's directors, executive officers and their affiliates held an aggregate of 2,519,472 shares of NABI Common Stock (12.9% of the outstanding shares of NABI Common Stock).

                              THE UNIVAX MEETING

TIME, PLACE AND DATE

  The Univax Meeting will be held at Univax's principal offices at 12280 Wilkins Avenue, Rockville, Maryland 20852 on November 29, 1995 at 9:00 a.m., local time.

PURPOSE OF THE UNIVAX MEETING

  At the Univax Meeting, holders of Univax Common Stock will consider and vote upon adoption and approval of the Merger Agreement. See "The Merger" and "The Merger Agreement."

  THE UNIVAX BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS A VOTE FOR ADOPTION AND APPROVAL OF THE MERGER AGREEMENT.

RECORD DATE; VOTING RIGHTS; QUORUM; PROXIES

  Holders of record of Univax Capital Stock at the close of business on October 20, 1995 (the "Univax Record Date") are entitled to notice of and to vote at the Univax Meeting. On the Univax Record Date, there were 17,239,410 shares of Univax Common Stock issued and outstanding and held by approximately 227 stockholders of record, and 502,512 shares of Univax Preferred Stock issued and outstanding and held by one stockholder of record. Except for the stockholders identified herein under "Univax Principal Stockholders," on the Univax Record Date, there were no other persons known to the management of Univax to be the beneficial owners of more than 5% of the outstanding Univax Common Stock (assuming conversion of all outstanding shares of Univax Preferred Stock into Univax Common Stock).

  Holders of shares of Univax Common Stock are entitled to one vote per share at the Univax Meeting. Holders of shares of Univax Preferred Stock, voting as if converted to Univax Common Stock, are entitled to 1.10097 votes per share at the Univax Meeting. Holders of Univax Common Stock and Univax Preferred Stock collectively are entitled to cast 17,792,660 votes at the Univax Meeting.

  All properly executed proxies that are not revoked will be voted at the Univax Meeting in accordance with the instructions contained therein. Proxies returned and containing no instructions regarding the proposals specified in the form of proxy will be voted FOR adoption and approval of the Merger Agreement and as the proxy holders deem advisable on any other proposals submitted to a vote in accordance with the unanimous recommendations of the Univax Board of Directors. A stockholder who has executed and returned a proxy may revoke it at any time before it is voted at the Univax Meeting by executing and returning a proxy bearing a later date, by filing written notice of such revocation with the Secretary of Univax stating that the proxy is revoked, or by attending the Univax Meeting and voting in person.

  Votes cast by proxy or in person at the Univax Meeting will be tabulated by the Inspector of Elections (the "Inspector") with the assistance of Univax's transfer agent. The Inspector will also determine whether or not a quorum is present. The Inspector will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum and as negative votes for purposes of determining the approval of any matter submitted to the stockholders for a vote. If a broker indicates on the enclosed proxy or its substitute that it does not have discretionary authority as to certain shares to be voted on a particular matter, those shares will not be considered as present with respect to that matter. Univax believes that the tabulation procedures to be followed by the Inspector are consistent with the general statutory requirements of the DGCL concerning the voting of shares and determination of a quorum.

SOLICITATION OF PROXIES

  The costs of soliciting proxies from holders of Univax Capital Stock will be borne by Univax, except that the costs of printing and mailing this proxy material will be borne equally by NABI and Univax. In addition to solicitation by mail, the directors, officers and employees of Univax may solicit proxies from stockholders by telephone, facsimile or letter or in person. Arrangements may also be made on behalf of Univax with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and, in such case, Univax will reimburse such custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

  Univax has retained DFK to assist it in the solicitation of proxies by telephonic and written means on behalf of the Univax Board of Directors. The anticipated cost of DFK's services, exclusive of reimbursement for expenses, is approximately $2,000.

REQUIRED VOTE

  Under the DGCL and Univax's Certificate of Incorporation, adoption and approval of the Merger Agreement requires a majority of the votes entitled to be cast, with the outstanding shares of Univax Common Stock and Univax Preferred Stock voting together as a single class. All of Univax's directors and certain Univax stockholders affiliated with certain Univax directors, which collectively hold 5,048,965 shares of Univax Common Stock (or 29.3% of all outstanding shares of Univax Common Stock and 28.4% of all votes entitled to be cast at the Univax Meeting by the holders of all shares of Univax Capital Stock), have agreed to vote their shares of Univax Common Stock in favor of the Merger Agreement. See "The Merger--Voting and Affiliate Agreements."

  THE MATTERS TO BE CONSIDERED AT THE NABI MEETING AND THE UNIVAX MEETING ARE OF GREAT IMPORTANCE TO THE STOCKHOLDERS OF NABI AND UNIVAX. ACCORDINGLY, STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                                  THE MERGER

BACKGROUND OF THE MERGER

  NABI. Since 1992, NABI's goal has been to enhance stockholder value through growth in revenues and profits. Its strategy has been to increase its collection, processing and sale of specialty plasmas, which sell at higher prices and produce higher profit margins than source plasma, and then, over the longer term, to become a fully integrated developer, manufacturer and marketer of proprietary plasma-based immune globulin therapeutic products. NABI has implemented the first element of its strategy primarily by adding plasma collection centers through acquisitions. NABI has also taken a number of steps to implement the remainder of its strategy. NABI established an immunotherapy division, and in 1992 acquired from Abbott H-BIG, a product which provides passive immunity to hepatitis B, and HIV-IG, an experimental product intended to prevent the transmission of HIV/AIDS from HIV-positive mothers to their unborn offspring. H-BIG is currently marketed and sold by NABI and makes a significant contribution to NABI's profitability. See "NABI Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, NABI is constructing a biopharmaceutical manufacturing facility in Boca Raton, Florida, which is capable of manufacturing H-BIG as well as other immune globulin and therapeutic products. From 1992 through 1994, NABI's net revenues, net income (loss) from continuing operations and earnings (loss) per share from continuing operations have grown from approximately $82,300,000, ($573,000) and ($.04) to $164,700,000,
$8,600,000 and $.49, respectively. See "NABI Consolidated Financial
Statements."

  Having achieved this success, NABI's management determined that in order to achieve the goal of revenue and profit growth over the long term, the next phase was to complete the process of transforming NABI into a fully integrated biopharmaceutical company. To accomplish this transformation, NABI's management concluded that NABI should have a broader pipeline of proprietary products derived from plasma; access to enabling technologies which could lead to the development of additional products; strengthened research and development, and clinical and regulatory, capabilities; and more extensive sales and marketing capabilities. NABI considered various courses of action to achieve these objectives, ranging from hiring additional technical personnel and seeking to license or otherwise acquire new products and technology to acquiring or entering into business combinations with biotechnology or biopharmaceutical companies. After careful consideration of the risks and rewards of these options, including the short-term financial impact, NABI determined that a business combination with a company having the requisite product pipeline and portfolio, enabling technologies, and research and development, clinical and regulatory, and sales and marketing capabilities was the most effective means of achieving sustainable long-term revenue and profit growth.

  Univax. Univax is engaged in the development and marketing of vaccines and specific polyclonal antibody products that prevent and treat autoimmune and infectious diseases and related complications through activation and targeting of the human immune system. In mid 1993, Univax's Board of Directors determined that in order for Univax to maintain its progress in the development and commercialization of its products, it would need to achieve three strategic objectives in the next two to three years: (i) ensure continued funding for Univax's products under development, (ii) obtain long-term plasma fractionation capacity; and (iii) acquire a source for large volumes of stimulated plasma. The Board resolved to explore a variety of alternatives in order to achieve these three objectives. To raise capital, in September 1994, Univax completed a $21.5 million secondary offering which will fund Univax's development expenses into the second quarter of 1996. With respect to fractionation capacity, Univax analyzed the possibility of constructing its own fractionation facility, but subsequently rejected this approach because of the time and expense involved. In order to meet a portion of its short-term plasma supply needs, Univax recently acquired two plasma collection facilities.

  From mid 1993 to February 1995, Univax engaged in discussions regarding a variety of possible transactions with a number of other companies, including pharmaceutical and other biotechnology companies, in order to achieve its three strategic objectives. A range of possible transactions was considered, including long-term supply agreements with plasma collectors and fractionators and collaboration agreements similar to Univax's existing collaborations to develop WinRho SD and HyperGAM+CF. Other transactions discussed included business combinations where some or all of Univax was proposed to be acquired, or where Univax would acquire a third party. In each case, possible transactions were evaluated in terms of their effects on Univax's stockholders and their abilities to achieve some or all of the three objectives. Other factors specific to individual transactions were also considered. While the discussions advanced to varying degrees, in each case they were ultimately terminated by mutual agreement of the parties.

  In February 1995, Univax's Board retained Robertson Stephens to assist Univax in identifying companies with capabilities in some or all of the three areas important to Univax. Robertson Stephens also was retained to assist in structuring the particular transactions and to render an opinion with respect to the fairness to Univax of any resulting transactions from a financial point of view. In April 1995, one of the companies which Robertson Stephens identified as a possible candidate for a business combination was NABI.

  NABI and Univax. For several years, NABI and Univax have discussed various donor stimulation programs, and Premier BioResources, Inc. ("PBI"), prior to its acquisition by NABI, had stimulated donors and collected the specialty plasma necessary to produce Univax's HyperGAM+CF. In March 1995, NABI and Univax explored a product supply relationship in which NABI would reserve a portion of its donor stimulation and specialty plasma collection capability for Univax's future product needs. The proposed relationship did not develop.

  On or about June 8, 1995, David J. Gury, NABI's Chief Executive Officer and Chairman of the Board, contacted Thomas Stagnaro, Univax's Chief Executive Officer, to determine whether Univax would be receptive to beginning discussions about a possible business combination which would involve an exchange of shares of the companies. Mr. Stagnaro responded positively. On June 16, 1995, Mr. Gury and John C. Carlisle, NABI's Chief Operating Officer, met with Mr. Stagnaro at Univax's offices in Rockville, Maryland to further discuss such options and exchange information about the companies. During the meeting, a series of possible business transactions was explored, including general strategic and specific product partnering arrangements and joint ventures, dedication of a portion of NABI's donor stimulation and specialty plasma collection capabilities to Univax's products, and a complete business combination of the companies, with the latter the primary focus of the discussions. At the conclusion of the meeting, all those present expressed an interest in continuing discussions toward a business combination between the companies. On June 26, 1995, NABI and Univax entered into a mutual confidentiality agreement.

  On July 11, 1995, in a telephonic meeting, Mr. Gury reported to NABI's Board of Directors on the June 16th meeting at Univax, and NABI's Board discussed the possibility of a business combination with Univax. Recognizing that a thorough assessment of Univax and its technology had to be completed before a business combination could be negotiated and considered for approval by the directors, the Board authorized NABI's management to conduct extensive legal, scientific and financial due diligence on Univax and to conduct preliminary negotiations toward a business combination involving an exchange of shares of the companies. To this end, the Board also specifically authorized NABI to retain the services of (i) David L. Castaldi, a director of NABI, to assemble a team of specialists to evaluate Univax's technology, product pipeline and scientific and commercial prospects, (ii) the investment banking firm of BNYA, the President of which is Richard A. Harvey, Jr., a director of NABI, to act as NABI's financial advisor in connection with any transaction with Univax and
(iii) the investment banking firm of Raymond James for the purpose of rendering an opinion to the Board of Directors on the fairness, from a financial point of view, of any transaction with Univax. See "The Merger-- Interests of Certain Persons in the Merger."

  On July 13, 1995, at a meeting of Univax's Board of Directors in Rockville, Maryland, Mr. Stagnaro reported to the Board on the June 16th meeting with NABI. The Board directed the officers of Univax to proceed with due diligence investigations of NABI. The Board also appointed two Board members to work closely with Univax management on the Board's behalf during the due diligence process.

  On July 24, 1995, in a telephonic meeting, Mr. Stagnaro reported to Univax's Board of Directors on meetings held July 16-18 between Univax and NABI. Mr. Stagnaro discussed the results of the clinical and scientific due diligence conducted to date. Mr. Stagnaro outlined key issues to be resolved in a transaction with NABI including relative valuation, board composition, management structure, timing and other matters. Robertson Stephens made a presentation to the Board regarding the possible business combination with NABI, including its financial terms. A discussion of the possible NABI transaction and of Univax's strategic objectives and alternatives ensued. The Board directed management and the two delegated Board members to provide certain analyses of the potential transaction and arranged for individual Board members to meet with representatives of NABI.

  Commencing on July 17, 1995 in a meeting at NABI's headquarters in Boca Raton, Florida, and continuing through the remainder of July and the first half of August in meetings held in Boca Raton, Rockville, Maryland and elsewhere, NABI and Univax through their respective due diligence teams and legal counsel conducted due diligence and preliminary negotiations on the proposed business combination. There were no negotiations concerning an appropriate exchange ratio during this time.

  At a meeting of NABI's Board of Directors in Boca Raton on August 12, 1995, the Board received reports from NABI's management on its due diligence and on the preliminary merger negotiations, from BNYA and Mr. Castaldi on the preliminary results of the scientific and financial due diligence and analysis, and from NABI's legal counsel on its due diligence and the material terms of the Merger Agreement which had been negotiated to date. The Board authorized the completion of NABI's due diligence review and analysis and, based thereupon, the negotiation of the final terms of the Merger Agreement, subject to approval of the Board.

  At telephonic meetings on August 4 and August 15, 1995, Mr. Stagnaro and other members of management updated the Univax Board of Directors on the results of Univax's continuing clinical, legal, scientific and financial diligence regarding NABI and on the progress of negotiations regarding the proposed business combination. Mr. Stagnaro presented an overview of the combined company and its Board and management structure. Mr. Stagnaro also discussed the risks associated with the proposed transaction. Robertson Stephens provided input with respect to financial issues and legal counsel briefed the Board on legal due diligence matters and on the status of negotiations regarding the Merger Agreement.

  On August 22, 1995, Messrs. Gury and Harvey met with Mr. Stagnaro, Brian H. Dovey, Chairman of the Board of Directors of Univax, and representatives of Robertson Stephens in Washington, D.C. At this meeting, the Common Exchange Ratio was agreed upon. During the period August 22 through August 25, 1995, all remaining issues concerning the Merger Agreement were resolved through negotiations between the management and legal counsel of both companies.

  At a meeting of NABI's Board of Directors in Alexandria, Virginia on August 26, 1995, the Board received final reports from NABI's management on its due diligence and on the merger negotiations, from Mr. Castaldi on the final results of the scientific and commercial due diligence and analysis, and from NABI's legal counsel on its due diligence and the material terms of the Merger Agreement which had been negotiated. The Board also received reports from its financial advisor, BNYA, which recommended the Merger on the terms which were presented to the Board, and from Raymond James, which also delivered its written opinion that the Common Exchange Ratio and Preferred Exchange Ratio were fair, from a financial point of view, to NABI. Based upon the foregoing and upon the factors considered by the Board described under "--Recommendation of NABI Board of Directors; Reasons for and Advantages of the Merger," the Board approved the Merger Agreement, with Mr. Harvey abstaining because, through BNYA, he may be deemed to have a financial interest in the transaction.

  At a meeting of Univax's Board of Directors near Washington, D.C. on August 27, 1995, the Board received final reports from Univax's management and legal counsel on due diligence regarding NABI. Legal counsel also described the material terms of the Merger Agreement negotiated by the parties and responded to questions from the Board regarding these terms. The Board received a presentation by Robertson Stephens as well as its written opinion that, as of such date, the consideration to be received by the holders of Univax Common Stock in the Merger was fair from a financial point of view. Based upon the foregoing, upon consideration of Univax's strategic alternatives and upon the factors described under "Recommendation of the Univax Board of Directors; Reasons for and Advantages of the Merger," the Board unanimously approved the Merger Agreement and the related voting agreements.

  On August 28, 1995, the Merger Agreement was executed and the Merger was announced to the public.

RECOMMENDATION OF NABI BOARD OF DIRECTORS; REASONS FOR AND ADVANTAGES OF THE MERGER

  The NABI Board of Directors has approved the Merger Agreement and determined that the Merger is in the best interests of NABI and its stockholders, and unanimously recommends that the holders of NABI Common Stock vote FOR approval of the Merger Agreement.

  The NABI Board of Directors based its approval of the Merger Agreement and its determination that the Merger is in the best interests of NABI and its stockholders upon a number of factors, including the following advantages of the Merger:

  Acceleration of Strategic Shift to Higher Margin, Value-Added Therapeutic Products. For several years, NABI's strategy has been to increase its collection, processing and sale of higher margin, value-added specialty plasmas and therapeutic products. To date, NABI believes that its strategy has been validated as gross margins have improved with increased sales of specialty plasmas and H-BIG. See "NABI Management's Discussion and Analysis of Financial Condition and Results of Operations." NABI expects that the addition of Univax's products will accelerate this strategic shift to higher margin products. Univax is commercially marketing one therapeutic product, WinRho SD, and it has several other products in varying stages of clinical development.

  Univax's Significant Product Pipeline and Product Development
Capability. NABI has one product, HIV-IG, which it acquired from Abbott, in Phase III human clinical trials and expects to enter two other therapeutic products in human clinical trials. Univax has seven products under clinical development, including additional indications for WinRho SD in Phase IV clinical trials and two products in Phase II clinical trials, HyperGAM+CF to treat Pseudomonas aeruginosa ("Pseudomonas") lung infections in cystic fibrosis patients and StaphVAX to prevent staphylococcus infections. The Merger will therefore significantly expand NABI's product pipeline. See "Summary--Product Pipeline Following the Merger." In addition NABI will gain Univax's research and development, and clinical and regulatory, capabilities. Upon completion of the Merger, the number of persons at NABI primarily dedicated to research and development of immune globulin therapeutic products will increase from four persons to 67 persons. The number of persons at NABI primarily dedicated to clinical regulatory activities will increase from 20 to 45.

  The Merger Builds on NABI's Core Technical Strength and Donor Base. The Merger will build upon NABI's core technical strength, its expertise in the specialty plasma business, and its extensive donor base. A significant component of NABI's business is the collection of specialty plasmas from its large and diverse donor base through its nationwide network of collection centers. See "NABI Business--Plasma Business." NABI believes that it has become expert in the recruitment, management and retention of donors who supply specialty plasma. The NABI Board of Directors believes that NABI's specialty plasma expertise and donor base will assist the production and enhance the profitability of Univax's products, most of which (including WinRho SD, HyperGAM+CF and StaphGAM) are derived from specialty plasma.

  Common Focus on Polyclonal Antibody-Based Immunotherapeutic Products. The Merger will combine two companies that share a common focus on polyclonal antibody-based immunotherapeutic products. Both companies are currently marketing such a product: NABI is marketing H-BIG, the first hepatitis B immune globulin to be licensed by the FDA, and Univax is marketing WinRho SD, which is indicated for the treatment of immune thrombocytopenic purpura ("ITP") and Rh isoimmunization. Each company also has several other polyclonal antibody-based immunotherapeutic products under development.

  Additional Marketing and Distribution Capability. Univax has an established United States marketing and distribution organization engaged in sales of Univax's WinRho SD through 13 Univax salespersons and distribution arrangements with five distributors adding 40 additional salespeople. NABI currently has a limited internal sales force and relies on distributors to distribute H-BIG. The addition of Univax's marketing and distribution organization is expected to enhance sales of the combined company's products.

  Utilization of NABI's Manufacturing Facilities. NABI is nearing completion of construction of a biopharmaceutical manufacturing facility in Boca Raton, Florida. This facility, which NABI expects will be validated and licensed by the FDA in 1997, will allow NABI to vertically integrate all the steps involved in the manufacture of products derived from specialty plasma collected in NABI's plasma collection facilities, including NABI's proprietary immunoglobulin therapeutic products. In addition, NABI currently operates a pilot manufacturing facility in Miami, and in August 1995 entered into an agreement with MDPH pursuant to which MDPH would perform manufacturing for NABI. The Board of Directors of NABI believes that its full-scale manufacturing facility and pilot plant, together with MDPH, will be capable of manufacturing Univax's products under development. All of NABI's manufacturing capabilities will be more efficiently utilized if the Merger is completed and Univax's products are successfully developed, licensed by regulatory authorities and commercially sold.

  Creation of Operating and Financial Synergies. The Merger will create a fully integrated biopharmaceutical company with pro forma revenues in 1995 of approximately $200 million. Because of its size, capitalization and integration, the Board of Directors believes that the combined company should be well positioned to commercialize additional clinical applications of its immunizing technologies and pursue new corporate collaborations similar to Univax's existing collaboration with Genzyme Corporation ("Genzyme") to develop HyperGAM+CF. Although there can be no assurance that the combined company will be able to enter into any such collaborations or that they will be successful, the NABI Board of Directors regards Univax's collaboration with Chiron Corporation's The Biocine Company ("Chiron") as one indication of the opportunities which may become available to the combined company from the combination of NABI's large scale plasma collection, manufacturing and financial resources with Univax's donor stimulation technology, vaccine and immunoglobulin pipeline, and clinical and marketing resources. See "Univax Business--Collaborative Agreements." The NABI Board of Directors also believes that the combined company can benefit through utilization of Univax's tax net operating loss and research tax credit carryforwards.

  The NABI Board of Directors also considered the following in approving the Merger Agreement and determining that the Merger is in the best interests of NABI and its stockholders: (i) the presentation by David L. Castaldi, a director of NABI, who together with certain members of NABI's management and outside consultants analyzed Univax from a scientific and commercial perspective; (ii) the presentation by BNYA and the recommendation by BNYA that the Board approve a merger with Univax having the Common Exchange Ratio and the Preferred Exchange Ratio; (iii) the presentation by and opinion of Raymond James as to the fairness, from a financial point of view, of the Common Exchange Ratio and Preferred Exchange Ratio to NABI; (iv) the presentations by NABI's management and its outside legal counsel; (v) the Board's knowledge of the business, operations, properties, assets, financial condition, operating results and prospects of NABI and Univax; (vi) current industry, economic and market trends and conditions; (vii) the terms of the Merger Agreement; and
(viii) the structure, accounting and tax treatment of the transaction.

  In view of the variety of factors considered in connection with the evaluation of the Merger, the NABI Board of Directors did not find it practical to and did not quantify or otherwise assign relevant weights to specific factors considered in reaching its determination.

RECOMMENDATION OF UNIVAX BOARD OF DIRECTORS; REASONS FOR AND ADVANTAGES OF THE MERGER

  The Univax Board of Directors has unanimously approved the Merger Agreement. The Board believes that the terms of the Merger Agreement are fair to, and in the best interests of, Univax and its stockholders, and unanimously recommends that stockholders of Univax vote FOR approval of the Merger Agreement.

  The Univax Board of Directors based its approval of the Merger Agreement and its determination that the Merger Agreement is in the best interests of Univax and its stockholders upon a number of factors, including the following advantages of the Merger:

  Financial Resources to Support Product Pipeline. The Merger will provide resources to fund Univax's product development efforts. Univax currently has seven products under development, including additional indications for WinRho SD in Phase IV clinical trials and two products in Phase II clinical trials. Substantial clinical trials and other costs will be required for continued development of such products, and Univax does not anticipate that revenues generated by WinRho SD will be sufficient to support these development programs. By combining NABI's financial resources with Univax's product pipeline and Univax's research and development, and clinical and regulatory, capabilities, the combined company will be better positioned to support the development of a broad product portfolio based on these products than would Univax as an independent company.

  Access to Plasma Fractionation Capability. Univax's line of specific polyclonal antibody products ("SPA products") under development requires that it secure and maintain sources of fractionated plasma. This requires not only obtaining sufficient supplies of plasma, but arranging for fractionation of the plasma. Constructing a facility for Univax was an alternative which was rejected due to cost and time constraints. Univax could not identify a long term supply from a third party due to limited capacity within the industry. See "Risk Factors--Factors Regarding Univax." By merging with NABI, Univax will be combining with an entity which is developing substantial fractionation capability which will support Univax's product commercialization efforts.

  Access to Donors for Donor Stimulation Program; Access to Plasma. Certain of Univax's SPA products are produced by immunizing donors who subsequently donate plasma with high levels of specific antibodies. The Merger will provide Univax with access to NABI's extensive donor population to participate in such programs. In addition to accessing NABI's donor population, Univax will secure through NABI a reliable and substantial source of plasma. Univax has in the past obtained plasma either by operating its own collection centers on a limited scale or by purchasing plasma from third party suppliers, such as NABI. Univax anticipates that as a result of the Merger it will be able to obtain plasma in the amounts and at the times needed to support its current product development and commercialization efforts.

  The Univax Board of Directors considered the financial presentation of Robertson Stephens and its opinion dated August 27, 1995 that, as of such date, the consideration to be received by the holders of Univax Common Stock is fair from a financial point of view. See "--Opinion of Robertson Stephens."

  The Univax Board of Directors also considered the following factors in approving the Merger Agreement and determining that the Merger is in the best interests of Univax and its stockholders: (i) presentations by Univax's management and legal counsel; (ii) the Board's knowledge of the business, operations, properties, assets, financial condition, and prospects of Univax and NABI; (iii) the enhanced ability of the combined company to become a fully integrated biopharmaceutical company; (iv) alternatives to the Merger, including remaining an independent entity and pursuing other strategic transactions, and the probable terms, timing and feasibility of such alternatives; (v) current industry economic and market trends and conditions;
(vi) the terms of the Merger Agreement; and (vii) the structure of the Merger, which will permit stockholders of Univax to convert their shares into NABI Common Stock on a tax-free basis.

  In view of the variety of factors considered in connection with the evaluation of the Merger, the Univax Board of Directors did not find it practical to and did not quantify or otherwise assign relevant weights to specific factors considered in reaching its determination.

RISKS ASSOCIATED WITH AND DISADVANTAGES OF THE MERGER

  In addition to considering the foregoing reasons for the Merger, stockholders of NABI and Univax should see "Risk Factors" and the discussion of the disadvantages of the Merger discussed therein, including the risks typically associated with a merger of two large independent organizations and the risk of a potential short term adverse effect on NABI's profitability.

OPINION OF RAYMOND JAMES

  Raymond James was engaged by NABI to render an opinion as to whether the consideration to be paid to the stockholders of Univax is fair, from a financial point of view, to NABI. Raymond James was retained based on Raymond James' experience as a financial advisor in connection with mergers and acquisitions as well as Raymond James' industry knowledge and familiarity with NABI. On August 26, 1995, Raymond James delivered its oral opinion to the Board of Directors of NABI, which opinion was confirmed in writing dated the same date, to the effect that, as of the date of such opinion, and subject to the assumptions, factors and limitations set forth in such written opinion as described below, the consideration to be paid was fair, from a financial point of view, to NABI. Raymond James subsequently updated its opinion to the date of this Proxy Statement/Prospectus.

  THE FULL TEXT OF THE WRITTEN OPINION OF RAYMOND JAMES DATED AUGUST 26, 1995, WHICH SETS FORTH ASSUMPTIONS MADE, PROCEDURES FOLLOWED, FACTORS CONSIDERED, LIMITATIONS ON AND THE SCOPE OF THE REVIEW UNDERTAKEN BY RAYMOND JAMES, IS INCLUDED AS APPENDIX B TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. NABI STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY. RAYMOND JAMES' OPINION IS DIRECTED ONLY TO THE FAIRNESS TO NABI, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE PAID TO THE STOCKHOLDERS OF UNIVAX IN CONNECTION WITH THE PROPOSED MERGER OF NABI WITH UNIVAX PURSUANT AND SUBJECT TO THE MERGER AGREEMENT BETWEEN NABI AND UNIVAX AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF NABI AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE NABI MEETING. RAYMOND JAMES WAS NOT REQUESTED TO, AND DID NOT MAKE, ANY RECOMMENDATION TO THE NABI BOARD OF DIRECTORS AS TO THE FORM AND AMOUNT OF THE CONSIDERATION TO BE PAID TO THE STOCKHOLDERS OF UNIVAX IN THE MERGER. RAYMOND JAMES WAS ADVISED BY THE MANAGEMENT OF NABI THAT THE FORM AND

AMOUNT OF CONSIDERATION TO BE PAID TO STOCKHOLDERS OF UNIVAX IN THE MERGER WAS DETERMINED THROUGH ARMS LENGTH NEGOTIATIONS BETWEEN NABI AND UNIVAX. THE SUMMARY OF THE OPINION OF RAYMOND JAMES SET FORTH IN THIS PROXY
STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION.

  In arriving at its opinion, Raymond James reviewed and analyzed: (i) the Merger Agreement, (ii) publicly available information concerning NABI and Univax which it believed to be relevant to its inquiry, (iii) financial and operating information with respect to the business, operations and prospects for NABI and Univax furnished to it by NABI and Univax, (iv) a trading history of NABI Common Stock and Univax Common Stock from August 26, 1994 through August 25, 1995, (v) a comparison of the historical financial results and present financial condition of NABI and Univax with those of other companies which Raymond James deemed relevant, and (vi) a comparison of the financial terms of the Merger with the terms of certain other recent transactions which it deemed relevant. In addition, Raymond James had discussions with the respective managements of NABI and Univax concerning their respective businesses, operations, assets, financial conditions and prospects and undertook such other studies, analyses and investigations and considered such other factors as Raymond James deemed necessary or appropriate.

  In connection with its review, Raymond James assumed and relied upon the accuracy and completeness of all financial and other information used by it in arriving at its opinion, without independent verification. With respect to the financial projections provided to it by NABI and Univax, Raymond James assumed that such projections were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of NABI and Univax as to the future financial performance of the respective companies.

  Raymond James also assumed, with NABI's consent, that: (i) the Merger will qualify as a tax-free reorganization under the Code; (ii) the Merger will be accounted for as a pooling of interests; (iii) no adjustment will be made to the Common Exchange Ratio or Preferred Exchange Ratio; and (iv) all material liabilities (contingent or otherwise, known or unknown) of NABI and Univax required under generally accepted accounting principles ("GAAP") to be set forth have been set forth in the financial statements of NABI and Univax. In arriving at its opinion, Raymond James did not conduct a physical inspection of the properties and facilities of NABI or Univax, and did not make or obtain any evaluations or appraisals of the assets or liabilities of NABI or Univax. Raymond James' opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated as of the date of its opinion.

  In connection with its presentation to the NABI Board of Directors of its opinion on August 26, 1995, Raymond James performed certain financial and comparative analyses, including those described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and therefore such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its fairness opinion, Raymond James did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that considering any portions of such analyses and the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the opinion. In conducting its analysis, Raymond James made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of NABI and Univax. Any estimates contained in these analyses are not necessarily indicative of actual value or predictive of future results or values (including as to the future market price for NABI Common Stock), which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

  Discounted Cash Flow Analysis. Raymond James analyzed the valuations of NABI and Univax based on an unleveraged discounted cash flow analysis of the projected financial performance of NABI and Univax. These analyses were based upon financial information provided by NABI and Univax and upon discussions with NABI and Univax management. After extensive discussions with the senior management of each of NABI and Univax concerning management financial projections, Raymond James made certain adjustments to the projections of NABI and Univax. The purpose of such adjustments was to provide a basis for considering the exchange ratios to be paid in the Merger on a more conservative analytical basis to reflect the uncertainty concerning the timing of anticipated product approval and introductions, market acceptance and penetration of certain products and product pricing assumptions.

  In conducting its analysis on Univax, Raymond James estimated a range of equity valuations for Univax based on an analysis of financial forecasts through the year 2002 that Univax had developed. After-tax cash flows were calculated as the after-tax operating earnings of Univax plus projected depreciation and amortization, plus (or minus) projected net changes in projected non-cash working capital, minus projected capital expenditures. Raymond James estimated the terminal value of Univax by applying a range of multiples to earnings before interest and taxes ("EBIT") projected for Univax in 2002. The cash flow streams and terminal values were then discounted to present values using a range of discount rates which were chosen to reflect different assumptions, including the risk assumptions applied by Raymond James to the financial forecasts. To derive a value for the equity of Univax, Raymond James deducted Univax's total outstanding debt and added back its cash balance. Raymond James' estimate for Univax's per share equity value ranged from $8.68 to $15.88 utilizing discounted cash flow analysis when including the projected income to be derived from the development of products anticipated with the signing of the definitive agreement between Univax and Chiron. The signing of a binding agreement in principle between Univax and Chiron, while not announced prior to Raymond James rendering its opinion, was announced by Univax concurrently with the Merger announcement on August 28, 1995.

  Raymond James performed the same analysis on after-tax cash flows and terminal values of NABI, utilizing ranges of multiples of projected year 2001 EBIT and discount rates which reflected the different characteristics of NABI's business as compared to that of Univax. The discounted cash flow analysis for NABI was based on financial forecasts through the year 2001 that NABI had developed. Raymond James' estimate for NABI's per share equity value ranged from $10.70 to $18.37 utilizing discounted cash flow analysis.

  Raymond James compared the two discounted cash flow analyses and noted that the relative value of Univax as compared to the value of NABI for the above indicated valuations was between .75 and .94 and approximated the relative valuation implied by the Common Exchange Ratio.

  Pro Forma Analysis of the Merger. Raymond James analyzed certain pro forma effects on earnings, after-tax cash flow and capitalization resulting from the Merger at the Common Exchange Ratio for the period 1996 to 2001. This analysis was based on the projections of NABI and Univax referred to above and certain publicly available information about NABI and Univax. Raymond James also considered potential cost savings which could result from the elimination of duplicative expenses and the rationalization of the combined company's research and development expenses and such other adjustments made known to it by NABI and Univax.

  In conducting its analysis on the pro forma results, Raymond James estimated a range of equity valuations for the combined company based on an analysis of financial forecasts through the year 2001 that Univax and NABI had developed. The cash flow streams and terminal values were then discounted to present values utilizing ranges of multiples of projected year 2001 EBIT and discount rates which were similar to those used in evaluating NABI and Univax on a stand-alone basis. The resulting net present values per share were then compared to the estimated per share equity values for NABI noted above. This analysis showed an accretive difference in the estimated per share equity value between the combined company and NABI on a stand-alone basis ranging from $1.35 to $3.95.

  Selected Comparable Merger Analysis. Raymond James also reviewed with the NABI Board of Directors publicly available information for selected mergers and acquisitions of biotechnology companies. Raymond James compared the purchase price per share in the selected transactions to the targets closing stock price one day, one week and four weeks prior to the announcement of the transaction to calculate the premium over such stock price. Raymond James noted that the median premium for the periods one day, one week and four weeks prior to the announcement of the selected transactions were 37.48%, 35.59% and 56.98%, respectively. A similar premium analysis of selected stock swap transactions involving companies from a variety of industries, but excluding transactions involving financial institutions, yielded a median premium for the periods one day, one week and four weeks prior to the announcement of the selected transactions of 26.80%, 26.80% and 34.05%, respectively. These figures were compared to the premium implied by the .79 Common Exchange Ratio for the periods one day, one week and four weeks prior to the announcement of the Merger of 8.39%, 5.93% and 31.92%, respectively.

  Raymond James also applied the median premium of 37.48% observed one day prior to announcement of the selected biotechnology industry transactions to the relative stock price between Univax and NABI for the periods one month, three months, six months, and one year prior to August 24, 1995. Applying the median premium to the relative stock price between Univax and NABI on those dates would indicate an implied exchange ratio ranging between approximately
 .84 and 1.04. Similarly, Raymond James applied the median premium of 26.80% observed one day prior to announcement of the selected non-financial stock swap transactions to the relative stock price between Univax and NABI for the periods one month, three months, six months, and one year prior to August 24, 1995 and this analysis indicated an implied exchange ratio ranging between approximately .77 and .96.

  Because the reasons for and the circumstances surrounding the precedent transactions were specific to such transactions and because of the inherent differences between the businesses, operations and prospects of Univax and the businesses, operations and prospects of the selected acquired companies analyzed, Raymond James believed that it was inappropriate to, and therefore did not, rely solely on the results of the historical transaction premium analysis.

  Comparable Public Company Analysis. Using public and other available information, Raymond James reviewed various multiples of income statement and historical balance sheet data and stock prices as of August 24, 1995 of Univax and compared such multiples to that of other selected companies within the biotechnology industry which were deemed to be of a similar size and stage of development. Due to the lack of earnings among this group of companies, Raymond James believed that a purely quantitative comparable company analysis would not be particularly meaningful in the context of the Merger.

  Raymond James is a nationally recognized investment banking firm and, as a customary part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements, and valuations for corporate and other purposes. Raymond James has engaged in on-going analysis and research relating to NABI. Raymond James served as lead managing underwriter for the secondary public offering of NABI Common Stock in October 1994, in connection with which Raymond James received customary underwriting discounts and commissions. In addition, Raymond James makes a market in NABI Common Stock and may continue to provide investment banking services to the combined company in the future. In the ordinary course of its business, Raymond James actively trades in NABI Common Stock for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  NABI entered into an engagement letter with Raymond James on August 7, 1995 pursuant to which NABI retained Raymond James as a financial advisor in connection with the Merger. For its advisory services, including the rendering of its opinion, Raymond James received a fee of $50,000 upon its engagement and an additional fee of $200,000 upon delivery of its fairness opinion. NABI has also agreed to reimburse Raymond James for its reasonable out-of-pocket expenses and has agreed to indemnify Raymond James against certain liabilities that may arise in connection with its engagement, including liabilities that may arise under federal securities laws.

  IN ITS FAIRNESS OPINION DELIVERED TO THE NABI BOARD OF DIRECTORS, RAYMOND JAMES STATES THAT THE CONTENTS OF THE OPINION ARE FOR THE INFORMATION OF THE NABI BOARD OF DIRECTORS ONLY IN EVALUATING THE PROPOSED MERGER AND ARE NOT INTENDED TO CONFER RIGHTS UPON UNIVAX OR THE STOCKHOLDERS OF NABI OR

UNIVAX. AN ISSUE EXISTS UNDER APPLICABLE SECURITIES LAWS AS TO WHETHER THE STOCKHOLDERS OF NABI ARE ENTITLED TO RELY UPON A FAIRNESS OPINION DELIVERED TO THE NABI BOARD OF DIRECTORS BY ITS FINANCIAL ADVISOR. FURTHER, DOUBT EXISTS AS TO THE VALIDITY AND EFFECT OF THE FOREGOING STATEMENT BY RAYMOND JAMES.

OPINION OF ROBERTSON STEPHENS

  Univax retained Robertson Stephens to act as its financial advisor in connection with the Merger. Robertson Stephens was retained based on Robertson Stephens' experience as a financial advisor in connection with mergers and acquisitions as well as Robertson Stephens' industry knowledge and familiarity with Univax.

  At the August 27, 1995 special meeting of the Univax Board of Directors, Robertson Stephens delivered its opinion to the effect that, as of such date and based on the matters described therein, the consideration to be received by the holders of Univax Common Stock (the "Univax Common Stockholders") was fair to the Univax Common Stockholders from a financial point of view. Robertson Stephens did not recommend to Univax that any specific consideration was appropriate for the Merger. Robertson Stephens' opinion to the Univax Board of Directors addresses only the fairness from a financial point of view of the consideration to be received by Univax Common Stockholders, and does not constitute a recommendation to any stockholder as to how such stockholder should vote at the Univax Meeting. Robertson Stephens' opinion as to the fairness of the consideration does not take into account the tax status or position of any particular Univax Common Stockholder. In addition, Robertson Stephens does not express any opinion regarding pro forma tax considerations. Robertson Stephens has subsequently updated its August 27, 1995 opinion to the date of this Proxy Statement/Prospectus.

  THE COMPLETE TEXT OF THE OPINION DATED AUGUST 27, 1995 IS ATTACHED HERETO AS APPENDIX C AND THE SUMMARY OF THE OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. STOCKHOLDERS OF UNIVAX ARE URGED TO READ SUCH OPINION CAREFULLY AND IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, THE FACTORS CONSIDERED, THE ASSUMPTIONS MADE AND THE SCOPE OF, AS WELL AS LIMITATIONS ON, THE REVIEW UNDERTAKEN BY, ROBERTSON STEPHENS IN RENDERING ITS OPINION.

  In connection with the preparation of its opinion dated August 27, 1995, Robertson Stephens, among other things: (i) reviewed financial information relating to Univax and NABI furnished to it by both companies, including certain internal financial analyses and forecasts prepared by Univax's and NABI's managements; (ii) reviewed publicly available information; (iii) held discussions with the managements of Univax and NABI concerning the businesses, past and current business operations, certain regulatory effects on each business, the status and likelihood of respective product development efforts, financial condition and future prospects of both companies, independently and combined, including discussions with the managements of both Univax and NABI concerning potential cost savings and synergies that could result from the Merger; (iv) reviewed the Merger Agreement; (v) reviewed the stock price and trading histories of both companies; (vi) reviewed the exchange ratios implied by historical stock prices of the two companies; (vii) reviewed the contribution by each company to pro forma combined revenue, gross income, research and development expenditures, operating income and pretax income;
(viii) reviewed the valuations of publicly traded companies which it deemed comparable to Univax and NABI; (ix) compared the financial terms of the Merger with other transactions which it deemed relevant; (x) prepared discounted cash flow analyses of both companies; (xi) analyzed the pro forma earnings per share of the combined company; and (xii) made such other studies and inquiries and reviewed such other data as it deemed relevant.

  In arriving at its opinion, Robertson Stephens did not independently verify any of the foregoing information and has relied on all such information being complete and accurate in all material respects. Furthermore, Robertson Stephens did not obtain any independent appraisal of the properties or assets and liabilities of Univax or NABI or of any of their subsidiaries. With respect to the financial and operating forecasts (and the assumptions and bases therefor) of Univax and NABI which Robertson Stephens reviewed, Robertson Stephens assumed that such forecasts were reasonably prepared and reflect the best available estimates and judgments of such respective managements and that such forecasts will be realized in the amounts and in the time periods currently estimated by the managements of Univax and NABI. In addition, Robertson Stephens has relied upon estimates and judgments of Univax and NABI managements as to the future financial performance of both companies, including the cost savings and synergies resulting from the Merger. Robertson Stephens also assumed that the Merger will be accounted for as a pooling of interests under GAAP. Robertson Stephens noted among other things that its opinion is necessarily based upon market, economic and other conditions that exist and can be evaluated as of the date of the opinion, and on information available to Robertson Stephens as of such date.

  The following summary does not purport to be a complete description of the analyses performed by Robertson Stephens. The information presented below is based on the financial conditions of Univax and NABI as of a date or dates shortly before the Merger Agreement was executed on August 28, 1995, and stock price information through the close of the market on August 25, 1995.

  Stock Price and Trading History. Robertson Stephens reviewed the trading activity including price and volume of NABI and Univax for the last 12 months prior to August 25, 1995. With respect to NABI, Robertson Stephens noted that, since August 25, 1994, the daily closing prices of the NABI Common Stock ranged from a high of $11.50 on August 21, 1995 to a low of $5.69 on August 26, 1994. With respect to Univax, Robertson Stephens noted that, since August 25, 1994, the daily closing prices of the Univax Common Stock ranged from a high of $8.63 on August 22, 1995 to a low of $4.25 on December 22, 1994. In addition, Robertson Stephens compared the indexed performance of Univax Common Stock with the common stock of Cytel Corporation, MedImmune, Inc., North American Vaccine, Inc. and Ribi Immunochem Research, Inc. since August 25, 1994. Robertson Stephens also compared the indexed performance of Univax Common Stock, NABI Common Stock, the Standard & Poor's 500 Index and the Robertson Stephens Biotechnology Index since August 25, 1994. In addition, Robertson Stephens reviewed selected commentary of research analysts at different points in the trading histories of Univax Common Stock and NABI Common Stock during the 12-month period.

  Exchange Ratio Analysis. Robertson Stephens reviewed the exchange ratio of shares of NABI Common Stock per share of Univax Common Stock implied by the daily closing prices of NABI and Univax Common Stock in the last six months from February 27, 1995 to August 25, 1995, and in the last 12 months from August 25, 1994 to August 25, 1995. Robertson Stephens noted that the average implied exchange ratio in the last six months was 0.698 with a high of 0.935 and a low of 0.494, and in the last 12 months the average exchange ratio was
0.759 with a high of 1.087 and a low of 0.494.

  Robertson Stephens reviewed the premium represented by the Common Exchange Ratio compared to the implied exchange ratios based on closing prices as of one day and 20 trading days prior to August 25, 1995. Such premiums were 8.8% and 15.6% respectively. In addition, Robertson Stephens reviewed the premium represented by the Common Exchange Ratio compared to implied exchange ratios based on average historical closing prices for the latest 30, 60 and 90 trading days, the latest six months and the latest 12 months. Such premiums ranged between 4.1% and 27.5%.

  Contribution Analysis. Robertson Stephens compared the contribution of Univax and NABI to, among other things, pro forma estimated combined revenue, operating income, and pretax income for calendar years 1998, 1999 and 2000. Robertson Stephens noted that NABI contributes approximately 83.0%, 79.4% and 76.8% of revenue to 1998, 1999 and 2000 estimates, respectively. These contributions imply an exchange ratio between 0.22x and 0.33x. NABI contributes approximately 84.8%, 73.8% and 76.6% of operating income to 1998, 1999 and 2000 estimates, respectively. These contributions imply an exchange ratio between 0.20x and 0.39x. NABI contributes approximately 82.5%, 73.1% and 77.0% of pre-tax income to 1998, 1999 and 2000 estimates, respectively. These contributions imply an exchange ratio between 0.23x and 0.40x.

  Precedent Mergers. Robertson Stephens reviewed seven stock-for-stock mergers of companies of comparable sizes and operating statistics. These mergers (with their years of announcement) were: Glycomed Incorporated/Ligand Pharmaceuticals, Inc. (1995); Vestar, Inc./NeXagen Inc. (1994); Gynex Pharmaceuticals, Inc./Bio-Technology General Corp. (1993); Nova Pharmaceutical Corporation/Scios Inc. (1992); Cetus Corporation/Chiron Corporation (1991); Morino Associates/Duquesne Systems (LEGENT) (1988); and Bridge Communications/3Com Corporation (1987). Robertson Stephens analyzed and compared such parameters as the pro forma ownership percentage, the makeup of the pro forma combined board of directors, which company employed the combined company's chief executive officer that resulted from the merger, the offered stock price premiums to the target's one-day and 20-day average stock price, the offered exchange ratio premium to the trailing 20-day exchange ratio, the offered exchange ratio as a percentage of the 52-week high and low trade exchange ratios and the market capitalization of the target relative to the acquiror.

  Robertson Stephens noted that of the merger of equals transactions, pro forma ownership of the target ranged from approximately 23.8% to 52.0%, with an average of 37.9%, as compared to Univax versus NABI of 42.0% at time of announcement. Three mergers had pro forma boards of directors with an equal representation from both the target and the acquiror; and the four other mergers had target-to-acquiror director ratios of 1 to 7, 2 to 10, 3 to 5 and 3 to 6, versus Univax to NABI of 4 to 6. In every case studied, the chief executive officer came from the acquiring company, as is proposed with Univax and NABI. The one-day stock price premium ranged from (3.4%) to 42.1%, with an average of 15.0%, compared to 8.8% for the proposed transaction. These premiums imply an equity valuation per share ranging from $7.85 to $11.54 with an average of $9.34. The 20-day average stock price premium ranged from (5.7%) to 46.3%, with an average of 16.5%, compared to 16.0% for the proposed transaction. These premiums imply an equity valuation per share ranging from $7.19 to $11.15 with an average of $8.88. The premium exchange ratio to the trailing 20-day trading exchange ratio ranged from (9.5%) to 38.1%, with an average of 13.8%, compared to 15.6% for the proposed transaction. The offered exchange ratio as a percentage of the 52-week exchange ratio high ranged from 65.6% to 108.9%, with an average of 84%, compared to 72.7% for the proposed transaction. The offered exchange ratio as a percentage of the 52-week low exchange ratio ranged from 152.8% to 344.2%, with an average of 202.7%, compared to 159.9% for the proposed transaction. The market capitalization percentage of the target to the acquiror prior to the merger ranged from 24.1% to 86.1%, with an average of 46.8%, compared to 66.6% for the proposed transaction.

  Comparable Company Analysis Relating to NABI. Robertson Stephens compared certain financial data and multiples of income statement parameters accorded to other publicly traded companies deemed by Robertson Stephens to be comparable to NABI. Financial data compared included market capitalization, total capitalization, revenues, gross profit, operating income, net income, earnings per share, gross margin, operating margin, net margin and projected earnings per share growth rate. Multiples compared included total capitalization to revenue, total capitalization to operating income, and price per share to earnings per share. Companies deemed by Robertson Stephens to be comparable to NABI included Hemacare Corporation and Serologicals Corporation (the "Comparable Companies"). For NABI, based on average total capitalization to revenues multiples for the Comparable Companies of 3.2 for calendar 1994, 2.6 for calendar 1995 estimates and 2.3 for calendar 1996 estimates, implied equity values per share were $24.26, $22.78, and $22.23 respectively. Based on average total capitalization to operating income multiples for the Comparable Companies of 21.0 for calendar 1994, 12.5 for calendar 1995 estimates and 10.4 for calendar 1996 estimates, NABI implied equity values per share were $16.38, $10.74 and $10.97, respectively. Based on average price per share to earnings per share multiples for the Comparable Companies of 27.4 for calendar 1994,
26.3 for calendar 1995 estimates and 19.1 for calendar 1996 estimates, NABI's implied equity values per share were $11.55, $14.85, and $13.15, respectively.

  Discounted Cash Flow Analysis of NABI. Robertson Stephens also performed discounted cash flow analyses of NABI and presented a range of implied equity values per NABI share of $12.70 to $22.95 with a median value of $17.36. In performing these analyses, Robertson Stephens selected the following parameters: operating income multiples of 12 times to 18 times and discount rates of 15% to 19%.

  Comparable Company Analysis Relating to Univax. Robertson Stephens compared certain financial data and multiples of income statement parameters accorded to other publicly traded companies deemed by Robertson Stephens to be comparable to Univax. Financial data compared included market capitalization, total capitalization, revenues, gross profit, net income, earnings per share, gross margin, net margin and projected earnings per share growth rate. Multiples compared included total capitalization to revenue and price per share to earnings per share. Companies deemed by Robertson Stephens to be comparable to Univax included Cytel Corporation, MedImmune, Inc., North American Vaccine, Inc., and Ribi Immunochem Research, Inc. (the "Selected Companies"). For
Univax: (i) based on a total capitalization to revenues multiple range of 1.3x to 1.4x with an average of 1.3x for calendar 1999 estimates, the implied equity valuation per share ranges from $4.85 to $5.31 with an average of $5.08; (ii) based on a total capitalization to revenues multiple range of 1.6x to 4.1x with an average of 2.5x for calendar year 1998 estimates, the implied equity valuation per share ranges from $4.40 to $11.42 with an average of $6.91; (iii) based on a market capitalization to net income multiple range of 5.2x to 9.2x with an average of 7.2x for calendar 1999 estimates, the implied equity valuation per share ranges from $4.19 to $7.47 with an average of $5.38; and (iv) based on a market capitalization to net income multiple range of 7.1x to 25.0x with an average of 16.1x for calendar 1998 estimates, the implied equity valuation per share ranges from $2.78 to $9.79 with an average of $6.29.

  Discounted Cash Flow Analysis of Univax. Robertson Stephens also performed discounted cash flow analyses of Univax and presented a range of average implied equity values per share of $5.21 to $12.95 with a median value of $8.41. In performing these analyses, Robertson Stephens selected the following parameters: operating income multiples of 12 times to 18 times, and discount rates of 16% to 22%.

  The preparation of fairness opinions involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such opinions are not readily susceptible to summary description. Accordingly, Robertson Stephens believes its analyses must be considered as a whole and that considering any portion of such analyses and the current factors, without considering all such analyses and current factors, could create a misleading or incomplete view of the process underlying such opinions. In its analyses, Robertson Stephens made numerous assumptions with respect to industry performance, general business and other conditions and matters, many of which are beyond the control of Univax and NABI. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

  Robertson Stephens has provided financial advisory and investment banking services to Univax since February 24, 1995. Robertson Stephens also makes a market in Univax Common Stock and NABI Common Stock. In the course of its market making and other activities, Robertson Stephens may, from time to time, have a long or short position in and buy and sell securities of Univax and NABI.

  Univax formally engaged Robertson Stephens on February 24, 1995 by means of an engagement letter to provide financial advisory services in connection with potential merger or acquisition transactions. The engagement letter provides that, for its services, Robertson Stephens is to be paid, contingent upon the closing of the Merger, a fee of $350,000 plus one percent of the Aggregate Transaction Value (as defined in the engagement letter) in excess of $10 million. Univax has also agreed to reimburse Robertson Stephens for its reasonable out-of-pocket expenses and to indemnify Robertson Stephens for certain liabilities relating to or arising out of services provided by Robertson Stephens as financial advisor to Univax.

  Robertson Stephens' transaction fee is currently estimated to be approximately $1.3 million based upon an estimated stock price of $6.00 per share of Univax Common Stock, the number of Univax's fully-diluted shares outstanding (treasury method) and Univax's outstanding debt as of the date of this Proxy Statement/Prospectus. The actual fees could be higher or lower based upon Univax's implied stock price, the number of fully-diluted shares outstanding (treasury method) and the amount of outstanding debt immediately prior to the Merger. Pursuant to the engagement letter, Robertson Stephens received a fee of $250,000 upon delivery of its fairness opinion, which will be credited against the payment of any fee due to Robertson Stephens upon the closing of the Merger.

  Robertson Stephens is a nationally recognized investment banking firm. As part of its investment banking business, Robertson Stephens is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other matters.

MANAGEMENT AND OPERATIONS FOLLOWING THE MERGER

  The combined company will retain the name "North American Biologicals, Inc." and will be headquartered in Boca Raton, Florida. Administration and Biopharmaceutical Manufacturing will remain in Boca Raton. Research, Development and Clinical Affairs will remain in Univax's Rockville, Maryland facilities. David

J. Gury will serve as Chairman, President and Chief Executive Officer of the combined company. Reporting to Mr. Gury will be: Thomas P. Stagnaro, currently Univax's President and Chief Executive Officer, who will serve as Senior Executive Vice President overseeing research and development, sales and marketing and new business development; John C. Carlisle, currently NABI's Executive Vice President and Chief Operating Officer, who will serve as Senior Executive Vice President overseeing donor operations, manufacturing and other corporate services; Alfred J. Fernandez, currently NABI's Vice President, Finance and Chief Financial Officer, who will serve as Executive Vice President, Finance and CFO; and Pinya Cohen, Ph.D., currently Vice President, Quality Assurance and Regulatory Affairs, who will continue in that capacity. Robert Naso, Ph.D., of Univax will continue to be responsible for research and development.

  Upon completion of the Merger, NABI's Board of Directors will have ten members. Joining NABI's Board will be Brian H. Dovey, currently Univax's Chairman and formerly the President of Rorer Group, Inc.; Thomas P. Stagnaro, Univax's President and Chief Executive Officer; George W. Ebright, formerly Chairman, President and Chief Executive Officer of Cytogen Corporation; and Joseph C. Cook, Jr., formerly Group Vice President at Eli Lilly and Co.

UNIVAX EQUITY INCENTIVE PLANS

  At or prior to the Effective Time, Univax and NABI will take all actions necessary to cause the assumption by NABI as of the Effective Time of the Outstanding Options to purchase Univax Common Stock (Outstanding Options do not include options issued under the Univax 1995 Directors' Stock Option
Plan). Each of the Outstanding Options will be automatically converted into an option to purchase shares of NABI Common Stock as of the Effective Time. The number of shares of NABI Common Stock that the holder of an Outstanding Option will be entitled to receive upon exercise is the whole number of shares (rounded to the nearest whole share) determined by multiplying the number of shares of Univax Common Stock subject to the option, determined immediately before the Effective Time, by the Common Exchange Ratio. The option price of each share of NABI Common Stock subject to an Outstanding Option will be the amount (rounded up to the nearest whole cent) obtained by dividing the exercise price per share of Univax Common Stock at which the option is exercisable immediately before the Effective Time by the Common Exchange Ratio. After the Effective Time, the Stock Option Plans will be continued in effect by NABI subject to amendment, modification, suspension, abandonment or termination as provided therein, and the Stock Option Plans as so continued
(a) will relate solely to Outstanding Options and (b) thereafter will relate only to the issuance of NABI Common Stock as provided in the Merger Agreement.

  In accordance with the terms of Univax's 1995 Directors' Stock Option Plan, all options outstanding under such plan became fully exercisable regardless of the vesting schedule of such options on the date of the Merger Agreement and will terminate at the Effective Time.

  Approval of the Merger Agreement by the stockholders of NABI will constitute stockholder approval of the assumption by NABI of the rights and obligations of Univax under the Stock Option Plans and Outstanding Options so that each such option will become at the Effective Time an option to purchase shares of NABI Common Stock on the terms described above. Outstanding options under NABI's stock option plans will be unaffected by approval of the Merger Agreement or consummation of the Merger.

  At October 20, 1995, Univax had Outstanding Options to purchase 1,860,095 shares of Univax Common Stock. Of these, options to purchase approximately 1,114,420 shares, with exercise prices from $.15 to $10.25, will by their terms have vested by the Effective Time (assuming a November 30, 1995 Effective Time). Assuming an $8.00 price per share of NABI Common Stock (the closing price of the NABI Common Stock on Nasdaq on October 20, 1995), substantially all of such vested options will have an exercise price that is less than the per share Merger Consideration. If all of these vested options were exercised, an aggregate of 880,391 shares of NABI Common Stock would be issued with respect to such options in the Merger.

UNIVAX WARRANT

  At or prior to the Effective Time, Univax and NABI will take all action necessary to cause the assumption by NABI as of the Effective Time of the Outstanding Warrant to purchase 11,400 shares of Univax Common Stock. The Outstanding Warrant will be automatically converted into a warrant to purchase that number of whole shares (rounded up to the nearest whole share) of NABI Common Stock determined by multiplying the number of shares of Univax Common Stock subject to such warrant, determined immediately before the Effective Time, by the Common Exchange Ratio. The exercise price for each share of NABI Common Stock subject to the Outstanding Warrant will be the amount (rounded up to the nearest whole cent) obtained by dividing the exercise price per share of Univax Common Stock at which the Outstanding Warrant is exercisable immediately before the Effective Time by the Common Exchange Ratio.

CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES

  At the Effective Time, each share of NABI Common Stock issued and outstanding immediately prior to the Effective Time shall continue unchanged as an outstanding share of NABI Common Stock, except that any share of NABI Common Stock that is owned by Univax shall become treasury stock of NABI. Each share of Univax Capital Stock issued and outstanding immediately prior to the Effective Time will cease to be outstanding and, except for any share of Univax Capital Stock owned by NABI or any subsidiary of NABI, in the case of Univax Common Stock, will be converted into the right to receive the number of fully paid and non-assessable shares of NABI Common Stock as is obtained by multiplying such share by the Common Exchange Ratio, and in the case of Univax Preferred Stock, will be converted into the right to receive the number of fully paid and non-assessable shares of NABI Common Stock as is obtained by multiplying such share by the Preferred Exchange Ratio. Each share of Univax Capital Stock which immediately prior to the Effective Time was issued and outstanding and held by NABI or any of its subsidiaries will be cancelled and retired. Each authorized but unissued share of Univax Capital Stock will cease to exist.

  After the Effective Time of the Merger, NABI will request that each holder of an outstanding Certificate surrender the same for cancellation to the Exchange Agent, and each such holder shall be entitled to receive in exchange therefor a certificate or certificates representing the number of whole shares of NABI Common Stock into which the surrendered shares were converted as herein provided. Until so surrendered, each such certificate shall be deemed for all purposes to evidence only the right to receive the Merger Consideration.

  Fractional shares of NABI Common Stock will not be issued in connection with the Merger. In lieu of any such fractional share, each holder of Univax Capital Stock who would otherwise have been entitled to a fraction of a share of NABI Common Stock upon surrender of Certificates for exchange will be paid cash (without interest, and rounded to the nearest whole cent) in an amount determined by multiplying the average of the closing sale price of NABI Common Stock on Nasdaq as reported by The Wall Street Journal for the 20 trading days immediately preceding the Effective Time of the Merger by the fraction of a share of NABI Common Stock to which such holder otherwise would be entitled.

  As soon as practicable after the Effective Time, the Exchange Agent will send a notice and transmittal form to each holder of a Certificate advising such holder of the effectiveness of the Merger and the procedure for surrendering such Certificate to the Exchange Agent for exchange into NABI Common Stock at and after the Effective Time. Each holder of a Certificate shall cease to have any rights as a shareholder of Univax, except for the right to surrender such Certificate in the manner prescribed in exchange for the NABI Common Stock and cash in lieu of any fractional share.

  HOLDERS OF UNIVAX CAPITAL STOCK SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A NOTICE AND TRANSMITTAL FORM FROM THE EXCHANGE AGENT.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Stockholders of NABI should be aware that certain members of NABI's Board of Directors have interests in the Merger that are in addition to the interests of stockholders of NABI generally. Richard A. Harvey, Jr. is

President of BNYA, which has acted as a financial advisor to NABI since 1991 and, in particular, as a financial advisor to NABI in connection with the Merger. BNYA has been paid monthly retainers aggregating $45,000 plus expenses for services rendered in connection with the Merger Agreement and the transactions contemplated thereby, and was paid an additional $75,000 upon the signing of the Merger Agreement. Upon, and subject to, the closing of the Merger, BNYA will be entitled to a payment of $350,000.

  In addition, David L. Castaldi was retained by NABI in connection with the Merger to head a team of specialists that evaluated Univax's technology, product pipeline and scientific and commercial prospects. Mr. Castaldi was compensated for these services at the rate of $2,000 per day plus expenses. Aggregate compensation of $52,000 has been paid to Mr. Castaldi for these services.

VOTING AND AFFILIATE AGREEMENTS

  NABI and each of Charter Ventures, Domain Partners II, L.P., Kleiner Perkins Caufield & Byers V, Brian H. Dovey, Joseph S. Lacob, Joseph C. Cook, Jr., A. Barr Dolan, George W. Ebright, Richard S. Schweiker, Nelson N.H. Teng and Thomas P. Stagnaro (each, a "Stockholder") have entered into letter agreements dated August 28, 1995 (the "Voting Agreements"), pursuant to which each Stockholder agreed, among other things, to vote all shares of Univax Common Stock over which such Stockholder has voting control in favor of the Merger Agreement and the Merger, and to vote all shares of Univax Common Stock over which such Stockholder has voting control against approval of any other agreement providing for or proposal authorizing a merger, consolidation, sale of any assets or other business combination of Univax or its subsidiary with any person or entity other than NABI and its subsidiaries. See "Univax Principal Stockholders" for the number of shares of Univax Common Stock held by each of the Stockholders. In addition, pursuant to the Voting Agreements, each Stockholder has agreed not to sell, assign, transfer or otherwise dispose of any shares of Univax Common Stock subject to the Voting Agreements except for transfers by will or by operation of law, transfers where the transferee agrees in writing to be bound by the provisions of the Voting Agreement and a copy of the transferee's agreement is delivered to NABI, or as NABI may otherwise agree in writing. The Stockholders collectively hold 5,048,965 shares of Univax Common Stock, or 29.3% of all outstanding shares of Univax Common Stock.

  Certain "affiliates" (as that term is defined in Rule 145 under the Securities Act) of Univax and NABI will, prior to the Effective Time, enter into agreements restricting the sale or disposition of their shares of NABI Common Stock received in the Merger so as to comply with the requirements of the securities laws, in the case of affiliates of Univax, and with the requirements for "pooling of interests" accounting, in the case of affiliates of both Univax and NABI.

REGULATORY APPROVALS

  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger cannot be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and specified waiting period requirements have been satisfied. NABI and Univax each filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on September 29, 1995 and October 3, 1995, respectively. Early termination of the required waiting period under the HSR Act was granted on October 12, 1995. At any time before or after consummation of the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger or seeking divestiture of substantial assets of NABI or Univax. At any time before or after the Effective Time, and notwithstanding that the HSR Act waiting period has expired, any state could take such action under its antitrust laws as it deems necessary or desirable. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of Univax or businesses of NABI or Univax by NABI. Private parties may seek to take legal action under state and federal antitrust laws under certain circumstances.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

  The following summary of the material federal income tax considerations of the Merger is based upon the opinions of Nutter, McClennen & Fish, counsel to NABI, and Venture Law Group, A Professional Corporation, counsel to Univax, expected to be delivered to NABI and Univax, respectively, at the Effective Time.

  The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368(a) of the Code, with each of NABI and Univax treated as "a party to a reorganization" within the meaning of Section 368(b) of the Code. Assuming the Merger so qualifies, no gain or loss will be recognized by holders of Univax Capital Stock upon the receipt of NABI Common Stock in exchange for their Univax Capital Stock.

  Univax stockholders will have a tax basis for the shares of NABI Common Stock received in the Merger, including any fractional shares for which cash is received, equal to the tax basis for the shares of Univax Capital Stock surrendered in exchange therefor. If the shares of Univax Capital Stock are held as capital assets, the holding period of the shares of NABI Common Stock received in the Merger will include the period during which the shares of Univax Capital Stock surrendered in exchange therefor were held.

  Neither NABI nor Univax will recognize any material amounts of gain solely as a result of the Merger.

  The IRS has announced a ruling policy of treating cash paid in lieu of fractional interests arising in corporate reorganizations as having been received by the stockholders in payment for the fractional share interests redeemed if the cash distribution is undertaken solely for the purpose of saving the corporation the expense and inconvenience of issuing and transferring fractional shares and is not separately bargained-for consideration. The IRS has stated further that the purpose of the transaction giving rise to the fractional share interests, the maximum amount of cash that may be received by any one stockholder and the percentage of the total consideration that will be cash are among the factors that will be considered in this regard. If so treated in the present case, gains and losses realized by a Univax stockholder with respect to the receipt of cash in lieu of fractional shares will be capital gain or loss, provided that the shares surrendered are held as capital assets and are not "Section 306 stock," and that the "collapsible corporation" provisions of the Code do not apply. To determine the amount of such gain or loss, a portion of the basis in the stockholder's Univax Capital Stock will be allocated to the fractional shares under the rules described above. The amount of such gain or loss will be the difference between the amount of cash received for such fractional shares and the amount of such basis.

  The parties are not requesting rulings from the IRS in connection with the Merger, but as noted above, will receive opinions on the tax consequences of the Merger from their respective counsel. Univax stockholders should be aware that these opinions are not binding on the IRS. Further, these opinions are subject to certain assumptions, including but not limited to the truth and accuracy of certain representations made by NABI and Univax.

  If the IRS were to challenge successfully the status of the Merger as a tax-free reorganization, Univax stockholders would recognize taxable gain or loss upon surrender of their Univax Capital Stock in exchange for NABI Common Stock equal to the difference, if any, between the fair market value of the NABI Common Stock received and the basis of their Univax Capital Stock surrendered in exchange therefor. If the shares of Univax Capital Stock are held as capital assets and are not "Section 306 stock" and the "collapsible corporation" provisions of the Code do not apply, any such gain would be capital gain, either long-term or short-term, depending upon the holding period for the Univax Capital Stock.

  The foregoing discussion is intended only as a summary of selected federal income tax consequences of the Merger under current law and does not purport to be a complete analysis or description of all potential tax effects of the Merger. The summary does not address all of the tax consequences that may be important to stockholders subject to special tax treatment, such as insurance companies, corporations subject to the alternative minimum tax, banks, dealers in securities, tax exempt organizations or foreign persons, or to stockholders who acquired their Univax Capital Stock as compensation.

  No information is provided herein with respect to the tax consequences, if any, of the Merger under applicable foreign, state, local and other tax laws. The foregoing discussion is based upon the current provisions of the Code, final and proposed Treasury regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the accuracy of this discussion. Accordingly, UNIVAX STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FOREIGN, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAW.

ANTICIPATED ACCOUNTING TREATMENT

  The Merger is expected to qualify as a "pooling of interests" for accounting and financial reporting purposes. Under this method of accounting, the recorded assets and liabilities of NABI and Univax will be carried forward to the combined company at their recorded amounts; income of the combined company will include income of NABI and Univax for the entire fiscal year in which the Merger occurs; and the reported income of the separate corporations for prior periods will be combined and restated as income of the combined company.

  NABI and Univax anticipate receiving letters dated as of the Effective Time from Price Waterhouse LLP regarding the appropriateness of pooling of interests accounting for the Merger under Accounting Principles Board Opinion No. 16. Receipt of such letters and availability of pooling of interests accounting treatment are conditions to consummation of the Merger.

FEDERAL SECURITIES LAW CONSEQUENCES

  All NABI Common Stock issued in connection with the Merger will be freely transferable, except that any NABI Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of Univax or NABI prior to the Merger may be sold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act with respect to affiliates of Univax, or Rule 144 under the Securities Act with respect to persons who are or become affiliates of NABI, or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Univax or NABI generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal stockholders of such party.

  Affiliates of Univax may not sell their shares of NABI Common Stock acquired in connection with the Merger, except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 (or Rule 144 under the Securities Act in the case of persons who become affiliates of NABI) or another applicable exemption from the registration requirements of the Securities Act. In general, under Rule 145, for two years following the Effective Time, an affiliate (together with certain related persons) would be entitled to sell shares of NABI Common Stock acquired in connection with the Merger only through unsolicited "broker's transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144. Additionally, the number of shares to be sold by an affiliate (together with certain related persons and certain persons acting in concert) within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding shares of NABI Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale. Rule 145 would only remain available, however, to affiliates if NABI remained current with its informational filings with the Commission under the Exchange Act. Two years after the Effective Time, an affiliate would be able to sell such NABI Common Stock without such manner of sale or volume limitations, provided that NABI was current with its Exchange Act informational filings and such affiliate was not then an affiliate of NABI. After two years following the Effective Time, all restrictions on resale of securities acquired in the Merger shall cease, except that any person who remains an affiliate of NABI at such time shall continue to be subject to the limitations of Rule 144 applicable to affiliates.

APPRAISAL RIGHTS

  Under Section 262 of the DGCL, the holders of Univax Common Stock and NABI Common Stock are not entitled to any appraisal rights with respect to the Merger. However, holders of Univax Preferred Stock are entitled to such appraisal rights. Currently, there is one holder of Univax Preferred Stock. See "Univax Principal Stockholders."

LISTING OF NABI SHARES

  It is a condition to the Merger that the shares of NABI Common Stock to be issued in connection with the Merger be authorized for listing on Nasdaq, subject to official notice of issuance.

                             THE MERGER AGREEMENT

  The following is a brief summary of certain provisions of the Merger Agreement, which is annexed to this Proxy Statement/Prospectus as Appendix A and is incorporated herein by reference. This summary is qualified in its entirety by reference to the Merger Agreement.

THE MERGER

  The Merger Agreement provides that, subject to the adoption and approval of the Merger Agreement by the stockholders of each of NABI and Univax, and the satisfaction or waiver of the other conditions to the Merger, Univax will be merged with and into NABI in accordance with the DGCL, whereupon the separate corporate existence of Univax will cease and NABI will be the surviving corporation (the "Surviving Corporation") of the Merger. The Certificate of Incorporation of NABI will be the Certificate of Incorporation of the Surviving Corporation, except that the Certificate of Incorporation of NABI will be amended pursuant to the Merger Agreement to increase the number of shares of Common Stock authorized for issuance to 75,000,000 shares. The By-laws of NABI will be the By-laws of the Surviving Corporation. The Board of Directors of the Surviving Corporation will consist of all six current directors of NABI and four of the current directors of Univax, until their respective successors are duly elected and qualified.

EFFECTIVE TIME

  Following the adoption of the Merger Agreement and subject to satisfaction or waiver of certain terms and conditions contained in the Merger Agreement, the Merger will become effective at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware, unless NABI and Univax agree that a later time, specified in the Certificate of Merger, will be the Effective Time.

FRACTIONAL SHARES

  Fractional shares of NABI Common Stock will not be issued in connection with the Merger. In lieu of any such fractional share, each holder of Univax Common Stock who would otherwise have been entitled to a fraction of a share of NABI Common Stock upon surrender of Certificates for exchange will be paid cash (without interest, and rounded to the nearest whole cent) in an amount determined by multiplying the average closing sale price of NABI Common Stock on Nasdaq as reported by The Wall Street Journal for the 20 trading days immediately preceding the Effective Time of the Merger by the fraction of a share of NABI Common Stock to which such holder otherwise would be entitled.

STOCK OPTIONS AND WARRANTS

  At or prior to the Effective Time, Univax and NABI will take all action necessary to cause the assumption by NABI as of the Effective Time of the Outstanding Options. Each of the Outstanding Options will be automatically converted into an option to purchase shares of NABI Common Stock as of the Effective Time. The number of shares of NABI Common Stock that the holder of an Outstanding Option will be entitled to receive upon exercise is the whole number of shares (rounded to the nearest whole share) determined by multiplying the number of shares of Univax Common Stock subject to the option, determined immediately before the Effective Time, by the Common Exchange Ratio. The option price of each share of NABI Common Stock subject to an Outstanding Option will be the amount (rounded up to the nearest whole cent) obtained by dividing the exercise price per share of Univax Common Stock at which the option is exercisable immediately before the Effective Time by the Common Exchange Ratio. After the Effective Time, the Stock Option Plans will be continued in effect by NABI subject to amendment, modification, suspension, abandonment or termination as provided therein, and the Stock Option Plans as so continued (a) shall relate solely to Outstanding Options and (b) thereafter shall relate only to the issuance of NABI Common Stock as provided in the Merger Agreement.

  In accordance with the terms of Univax's 1995 Directors' Stock Option Plan, all options outstanding under such plan became fully exercisable regardless of the vesting schedule of such options on the date of the Merger Agreement and will terminate at the Effective Time.

  At or prior to the Effective Time, Univax and NABI will take all action necessary to cause the assumption by NABI as of the Effective Time of the Outstanding Warrant. The Outstanding Warrant will be automatically converted into a warrant to purchase that number of whole shares (rounded up to the nearest whole share) of NABI Common Stock determined by multiplying the number of shares of Univax Common Stock subject to such warrant, determined immediately before the Effective Time, by the Common Exchange Ratio. The exercise price for each share of NABI Common Stock subject to the Outstanding Warrant will be the amount (rounded up to the nearest whole cent) obtained by dividing the exercise price per share of Univax Common Stock at which the Outstanding Warrant is exercisable immediately before the Effective Time by the Common Exchange Ratio.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various representations and warranties of NABI and Univax relating to, among other things, the following matters (which representations and warranties are subject, in certain cases, to specified exceptions and disclosures): (i) the due organization, power and standing of, and similar corporate matters with respect to, each of NABI and Univax; (ii) each of NABI's and Univax's capitalization; (iii) the authorization and validity of the execution, delivery, performance and enforceability of the Merger Agreement and the transactions contemplated thereby by each party and the absence of any conflict with each party's Certificate of Incorporation and By-laws and certain contracts, orders, statutes or rules; (iv) consents and approvals required by governmental entities and third parties in connection with the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby; (v) the accuracy of the information contained in certain financial statements of NABI and Univax, and the conformance of such statements (and the parties' books and records) with GAAP;
(vi) the absence of certain changes or events having a material adverse effect on the business, results of operations, properties or assets or financial condition (whether or not covered by insurance) of the parties and their subsidiaries taken as a whole (a "Material Adverse Effect"); (vii) the absence of any litigation as to which there is a reasonable probability of an adverse determination which would have a Material Adverse Effect on NABI or Univax;
(viii) the timely filing of tax returns, timely payment of taxes, compliance with all tax laws and regulations, absence of tax delinquencies and other tax matters; (ix) the rights and liabilities of each party with respect to intellectual property; (x) the absence of any default under each party's employment benefit plans and the administration of such plans in accordance with the Employee Retirement Income Security Act of 1974, as amended; (xi) the absence of any material untrue statement or omission in documents filed with the Commission; (xii) compliance with applicable laws in the conduct of each party's business; (xiii) the absence of any defaults under any material agreements, or any failure to obtain specified consents or amendments with respect to such material agreements, which defaults or failures would, individually or in the aggregate, have a Material Adverse Effect; (xiv) the absence of any material undisclosed liabilities; (xv) each of NABI and Univax having no reason to believe that the Merger will not qualify as a "pooling of interests" for accounting purposes; (xvi) the receipt of opinions of NABI's and Univax's financial advisors as to the fairness of the transactions contemplated by the Merger Agreement; and (xvii) the absence of any material untrue statement or omission in this Proxy Statement/Prospectus (or, in NABI's case, in this Proxy Statement/Prospectus and the Registration Statement).

CONDITIONS TO CONSUMMATION OF THE MERGER

  The respective obligations of NABI and Univax to effect the Merger are subject to the satisfaction of certain conditions, including: (i) the approval and adoption of the Merger Agreement by the requisite vote of the holders of Univax Capital Stock and NABI Common Stock; (ii) expiration or early termination of applicable waiting periods under the HSR Act; (iii) NABI obtaining the consent of NationsBank of Florida, National Association ("NationsBank") under NABI's credit facility with NationsBank to the transactions contemplated by the Merger, with such consent and any amendment to the credit facility not directly prohibiting the research and development expenditures currently planned for the Surviving Corporation for its principal products under development and being otherwise satisfactory to NABI in its sole judgment; (iv) the effectiveness of the Registration Statement under the Securities Act (with no suspensions thereof initiated or threatened by the Commission), and the receipt by the parties of all necessary state securities law authorizations; (v) the absence of any legal restraint or prohibition preventing the consummation of the Merger or any of the transactions contemplated thereby; (vi) the parties receiving opinions of counsel that, at the Effective Time, the Merger will be treated as a tax-free reorganization and that NABI and Univax will each be a "party" to that reorganization as such term is defined in the Code; (vii) NABI and Univax each receiving a letter from Price Waterhouse LLP, addressed to each of them and dated no earlier than five days prior to the Closing Date (as defined in the Merger Agreement), to the effect that the Merger will qualify for "pooling of interests" accounting treatment; (viii) the representations and warranties of each party as set forth in the Merger Agreement being true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date), unless the failure would not have a Material Adverse Effect on NABI or Univax, as the case may be; and (ix) each party performing all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date, unless the failure to so perform would not, individually or in the aggregate, have a Material Adverse Effect on NABI or Univax, as the case may be. The obligation of NABI to effect the Merger is also subject to NABI's receipt of the written opinion of Raymond James or a written confirmation of the continued effectiveness of an opinion previously delivered, dated as of the date of this Proxy Statement/Prospectus, to the effect that, as of such date, the Common Exchange Ratio and the Preferred Exchange Ratio are fair, from a financial point of view, to NABI. The obligation of Univax to effect the Merger is also subject to Univax's receipt of the written opinion of Robertson Stephens or a written confirmation of the continued effectiveness of an opinion previously delivered, dated as of the date of this Proxy Statement/Prospectus, to the effect that, as of such date, the consideration to be received in the Merger by holders of Univax Common Stock is fair, from a financial point of view, to such holders.

COVENANTS

  Each of NABI and Univax will afford to the other party and its representatives reasonable access to its properties, books, contracts, commitments and records, and make available to the other party and its representatives (i) a copy of each report, schedule, registration statement and other document filed or received by it prior to the Effective Time pursuant to the requirements of federal securities laws, and (ii) all other information concerning its business, properties and personnel as said party and representatives may reasonably request.

  NABI and Univax will promptly prepare and file with the Commission this Proxy Statement/Prospectus and NABI will promptly prepare and file with the Commission the Registration Statement. Each of NABI and Univax will use all reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and NABI and Univax will thereafter as promptly as practicable mail the Proxy Statement/Prospectus to their respective stockholders. NABI will use all reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by the Merger Agreement. Each party will promptly notify the other of the receipt by it of any comments of the Commission or state securities laws regulators and will promptly supply the other with copies of all correspondence between it and its representatives, on the one hand, and the Commission or state securities laws regulators or the members of their respective staffs, on the other hand, with respect to this Proxy Statement/Prospectus, the Registration Statement or such "Blue Sky" permits and approvals.

  Each of NABI and Univax will promptly prepare and file the applicable notices (if any) required to be filed by it under the HSR Act and comply promptly with any requests to it from the FTC or Antitrust Division for additional information.

  Each of NABI and Univax will use its best efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act and for purposes of qualifying the

Merger for "pooling of interests" accounting treatment) of such party to deliver to the other party hereto, as soon as practicable, and prior to the date of the Meetings, a written agreement providing that such person will not sell, pledge, transfer or otherwise dispose of any shares of NABI Common Stock or Univax Capital Stock held by such "affiliate" and, in the case of the "affiliates" of Univax, the shares of NABI Common Stock to be received by such "affiliate" in the Merger: (i) in the case of shares of NABI Common Stock to be received by "affiliates" of Univax in the Merger, except in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder; and (ii) during the period commencing 30 days prior to the Effective Time and ending at the time of the publication of financial results covering at least 30 days of combined operations of NABI and Univax.

  NABI will use all reasonable efforts to publish no later than 90 days after the end of the first month after the Effective Time in which there are at least 30 days of post-Merger combined operations, combined sales and net income figures as contemplated by and in accordance with the terms of Commission Accounting Series Release No. 135.

  Each of NABI and Univax will call a meeting of its stockholders to be held as soon as practicable for the purpose of obtaining the stockholder approvals required in connection with the Merger Agreement, and each will use its best efforts to cause such meetings to occur on the same date. The Boards of Directors of NABI and Univax will recommend to their respective stockholders that they vote to approve the Merger Agreement and the Merger.

  Each of NABI and Univax will use its best efforts to take, or cause to be taken, all actions necessary, proper or advisable (i) to comply promptly with all legal requirements which may be imposed on such party with respect to the Merger and (ii) to consummate the transactions contemplated by the Merger Agreement.

  Until the Effective Time, except as expressly contemplated or permitted by the Merger Agreement, each of NABI and Univax will (i) conduct its business in the usual, regular and ordinary course consistent with past practice, (ii) use reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key employees (provided, however, that the failure (after taking such reasonable efforts) to retain the services of officers and key employees shall not constitute a breach of this covenant or a failure by either party to perform the obligations required to be performed by it under the Merger Agreement), (iii) take no action which would adversely affect or delay its ability to obtain any necessary approvals of any governmental authority required for the transactions contemplated by the Merger Agreement or to perform its covenants and agreements under the Merger Agreement, (iv) use reasonable efforts to (a) perform and fulfill, or have performed or fulfilled, all of the conditions and perform and fulfill the obligations to be performed and fulfilled by it under the Merger Agreement, (b) ensure that, to the extent that the same is within its control, the transactions contemplated by the Merger Agreement will be fully carried out in a timely fashion, and (c) preserve and protect its Intellectual Property (as defined in the Merger Agreement) and all technology, know-how and processes necessary for the conduct of its business as now conducted and presently proposed to be conducted, and (v) maintain in force at comparable levels of coverage all insurance policies in effect as of the date of the Merger Agreement.

  Until the Effective Time, except as expressly contemplated or permitted by, or disclosed in, the Merger Agreement, neither NABI nor Univax will, without the prior written consent of the other: (i) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other entity, or make any loan or advance other than to a direct or indirect wholly-owned subsidiary; (ii) adjust, split, combine or reclassify any capital stock, declare, set aside or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or grant any stock appreciation rights or grant any entity any stock option or other right to acquire any shares of its capital stock or any security exchangeable for or convertible into any such shares of capital stock, or issue any additional shares of capital stock, except pursuant to (a) the exercise of stock options and the Outstanding Warrant or (b) the conversion of shares of the Univax Preferred Stock; (iii) sell, transfer, mortgage, encumber, license or otherwise dispose of any of its material properties or assets to any entity other than a direct or indirect wholly-owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of the Merger Agreement; (iv) except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation or purchase of any property or assets of any other individual, corporation or other entity other than a wholly-owned subsidiary; (v) except for transactions in the ordinary course of business consistent with past practice, enter into or terminate any material contract or agreement, or make any change in any of its material leases, licenses or contracts, other than renewals of contracts, licenses and leases without material changes of terms; (vi) increase in any manner the compensation or fringe benefits of any of its employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee other than in the ordinary course of business consistent with past practice, or accelerate the vesting of or otherwise modify the terms of any stock options or other stock-based compensation; (vii) settle any material claim, action or proceeding involving money damages, except in the ordinary course of business consistent with past practice; (viii) take any action that would prevent or impede the Merger from qualifying (a) for pooling of interests accounting treatment or (b) as a tax-free reorganization; (ix) amend its Certificate of Incorporation or its By-laws; (x) fail to duly and timely (by the due date or any duly granted extension thereof) file all Returns (as defined in the Merger Agreement) required to be filed with the proper governmental authorities, or make any tax election except in the ordinary course of business consistent with immediate past practice; (xi) unless it is contesting the same in good faith and, if appropriate, has established reasonable reserves therefor, fail to (a) promptly pay all Taxes (as defined in the Merger Agreement) indicated by such Returns or otherwise lawfully levied or assessed upon it or any of its properties and (b) withhold or collect and pay to the proper governmental authorities or hold in separate bank accounts for such payment all Taxes and other assessments which it believes in good faith to be required by law to be so withheld or collected; (xii) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII of the Merger Agreement not being satisfied or in a violation of any provision of the Merger Agreement, except, in every case, as may be required by applicable law; (xiii) change any material accounting principle used by it, except for such changes as may be required by GAAP or the rules and regulations of the Commission; or (xiv) agree to, or make any commitment to, take any of the actions prohibited by
(i)-(xiii) above.

NO SOLICITATION

  Each of NABI and Univax will not (a) solicit, initiate or knowingly encourage or take any action knowingly to facilitate the submission of inquiries, proposals or offers from any person relating to (i) any acquisition or purchase of any of its material assets or any class of its equity securities, (ii) any tender offer (including a self tender offer) or exchange offer involving shares of its capital stock, (iii) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction other than the transactions contemplated by the Merger Agreement, or (iv) any other transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or which would or could reasonably be expected to materially dilute the benefits to either party of the transactions contemplated by the Merger Agreement (the transactions referred to in clauses (i)-(iv) are collectively referred to herein as "Transaction Proposals"), or agree to or endorse any Transaction Proposal, or
(b) enter into or participate in any discussions or negotiations regarding any Transaction Proposal, or furnish to any other person any information with respect to its business, properties or assets or any Transaction Proposal, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any person to make or seek any Transaction Proposal; provided, however, that the foregoing will not prohibit either party from (i) furnishing information pursuant to a confidentiality agreement substantially similar to the confidentiality agreement signed by the parties in connection with the discussions pertaining to the Merger to a third party who has initiated contact with either party regarding a bona fide unsolicited Transaction Proposal under specified circumstances (a "Permitted Contact"), (ii) engaging in discussions or negotiations with a third party who has initiated a Permitted Contact regarding a Transaction Proposal, and/or (iii) following receipt of a Transaction Proposal, taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act, or otherwise making disclosure to its stockholders, but in each case referred to in the foregoing clauses (i) through (iii) only to the extent that the Board of Directors concludes in good faith in the exercise of its fiduciary duties, after consultation with its outside counsel and financial advisor, that such actions are more likely than not to result in a bona fide Transaction Proposal, the terms of which would be more favorable to its stockholders than the Merger (a "Superior Proposal"); provided, further, that the Board of Directors will not take any of the foregoing actions referred to in clauses (i) through (iii) until after reasonable notice to and consultation with the other party with respect to any such actions and that such Board of Directors will continue to consult with the other party after taking any such actions, except to the extent that it receives the opinion of its outside counsel that such continued consultation would constitute a breach of its fiduciary duties to its stockholders under the DGCL. If either party receives a Transaction Proposal, it will within one business day of the receipt of such proposal inform the other of the terms and conditions of such proposal and the identity of the person making it.

TERMINATION

  The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of NABI and Univax: (i) by mutual consent of the Boards of Directors of NABI and Univax; (ii) by either party if the Merger is not consummated on or before January 31, 1996, unless the failure to consummate the Merger by such date is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe the covenants and agreements of such party set forth therein; (iii) by either party if there has been a misrepresentation or breach on the part of the other in the representations, warranties, covenants or obligations of the other and such misrepresentation or breach has resulted or would result in a Material Adverse Effect on the other, provided that in the case of a breach of any such covenant or obligation, such breach has not been cured within 10 business days after the non-breaching party has notified the breaching party of such breach;
(iv) by either party if prior to the consummation of the Merger, (x) such party receives a bona fide written Transaction Proposal from a third party,
(y) the Board of Directors of such party determines in good faith that such Transaction Proposal is a Superior Proposal and (z) such party has provided the other with at least five business days' written notice of such Transaction Proposal, including a copy thereof, and of the determination of its Board of Directors referred to in clause (y) above; provided, however, that a condition to the effectiveness of the termination of the Merger Agreement and the abandonment of the Merger in accordance with this subsection (iv) is the payment to the non-terminating party in same day funds of the sum of $5,000,000 (the "Termination Fee"); (v) by either party if any court issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action becomes final and non-appealable; or (vi) by either party, if the approval of its stockholders is not obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or any adjournment thereof. If the Merger Agreement is terminated in accordance with
(i)-(vi) above, the Merger shall be abandoned without further action by NABI or Univax.

  If the Merger Agreement is terminated in accordance with subsection (iv) above, the terminating party must pay to the other, in addition to the Termination Fee, the other party's Expenses within five business days after receipt of a written request therefor, in same day funds. "Expenses" means documented out-of-pocket fees and expenses incurred or paid by or on behalf of a party in connection with the Merger or any of the transactions contemplated by the Merger Agreement, including, without limitation, all printing costs, all reasonable fees and expenses of counsel, commercial banks, investment banking firms, accountants, experts and consultants, and all filing fees with any governmental entities.

  The terminating party also must pay, or cause to be paid, in same day funds to the non-terminating party, the Termination Fee and the non-terminating party's Expenses upon demand if prior to termination of the Merger

Agreement (other than by the terminating party in accordance with subsection
(iii) above) a Transaction Proposal is made and within nine months of such termination (x) such Transaction Proposal or any other transaction constituting a Transaction Proposal (an "Alternative Transaction") is consummated involving the terminating party and the party (or an affiliate of such party) which made such Transaction Proposal prior to the termination of the Merger Agreement or (y) the terminating party enters into an agreement with respect to, approves or recommends or takes any action to facilitate any such Transaction Proposal or Alternative Transaction.

INDEMNIFICATION

  After the Effective Time, NABI will indemnify and hold harmless and advance expenses to any person who was a director or officer of Univax, and the heirs, executors and administrators of any such person (collectively, the "Indemnified Parties"), to the fullest extent authorized or permitted by the By-laws of NABI in effect at the Effective Time, against any liability, cost or expense (including, without limitation, attorneys' fees) imposed upon or reasonably incurred by him by reason of the fact that he was a director or officer of Univax, or that he took or failed to take any action as a director or officer of Univax. Such obligations shall apply to any action, suit or proceeding whether commenced before or after the Effective Time. Such obligations will be binding on all successors and assigns of the Surviving Corporation; provided, however, that such obligations will not create any rights in any person other than the Indemnified Parties and their heirs, executors and administrators, and no such other person will become a third party beneficiary of the Merger Agreement by virtue of serving as a member of the Board of Directors of the Surviving Corporation.

EXPENSES

  All costs and expenses incurred in connection with the Merger Agreement shall be paid by the party incurring such expenses, except as otherwise described under "--Termination" above and except that the costs and expenses of printing and mailing this Proxy Statement/Prospectus, and all filing and other fees paid to the Commission and the FTC in connection with the Merger, will be borne equally by NABI and Univax.

         UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

  The following unaudited pro forma condensed combined financial statements give effect to the proposed Merger of NABI and Univax. The Merger will be accounted for as a pooling of interests in accordance with Accounting Principles Board Opinion No. 16. The fiscal years of NABI and Univax end on December 31 and, as such, the historical statements of operations have been reported on such fiscal basis. The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of NABI and Univax as if the Merger had become effective on June 30, 1995. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 1995 and 1994 and the years ended December 31, 1994, 1993 and 1992 combine the historical statements of operations of NABI and Univax as if the Merger had become effective January 1, 1992. These unaudited pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto of NABI and Univax contained elsewhere in this Proxy Statement/Prospectus.

  The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated on January 1, 1992 with respect to the pro forma statements of operations or at June 30, 1995 with respect to the pro forma balance sheet, nor is it indicative of the future operating results or financial position of the combined companies.

          NORTH AMERICAN BIOLOGICALS, INC. AND UNIVAX BIOLOGICS, INC.

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET

                                                  JUNE 30, 1995
                                                         PRO FORMA     PRO FORMA
                                       NABI    UNIVAX   ADJUSTMENTS    COMBINED
                                     -------- --------  -----------    ---------
                                                   (UNAUDITED)
              ASSETS
CURRENT ASSETS
Cash and short-term investments....  $  1,863 $ 16,914        --       $ 18,777
Trade accounts receivable, net.....    26,047    2,429        --         28,476
Inventories........................    20,167      417        --         20,584
Other current assets...............     3,055    1,145        --          4,200
                                     -------- --------    -------      --------
  TOTAL CURRENT ASSETS.............    51,132   20,905        --         72,037
Property and equipment, net........    24,369    7,177        --         31,546
Excess of acquisition cost over net
 assets acquired, net..............    16,407      --         --         16,407
Other assets.......................    14,518      825        --         15,343
                                     -------- --------    -------      --------
  TOTAL ASSETS.....................  $106,426 $ 28,907        --       $135,333
                                     ======== ========    =======      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Trade accounts payable.............  $  3,863 $  2,129        --       $  5,992
Accrued expenses...................    10,776    1,112        --         11,888
Other current liabilities..........     6,471    1,118    $ 4,000 (2A)   11,589
                                     -------- --------    -------      --------
  TOTAL CURRENT LIABILITIES........    21,110    4,359      4,000        29,469
Long-term debt.....................    27,007    1,575        --         28,582
                                     -------- --------    -------      --------
  TOTAL LIABILITIES................    48,117    5,934      4,000        58,051
                                     -------- --------    -------      --------
Preferred stock, par value $.01;
 10,000 shares authorized, 502
 shares outstanding................       --         5         (5)(2B)      --
Common stock, par value $.10;
 50,000 shares authorized, 19,487
 shares outstanding................     1,949      --          45 (2B)    3,349
                                                            1,355 (2C)
Common stock, par value $.01;
 30,000 shares authorized, 17,149
 shares outstanding................       --       171       (171)(2C)      --
Capital in excess of par value.....    37,701   95,306        (40)(2B)  131,783
                                                           (1,184)(2C)
Retained earnings (deficit)........    18,659  (72,509)    (4,000)(2A)  (57,850)
                                     -------- --------    -------      --------
  TOTAL STOCKHOLDERS' EQUITY.......    58,309   22,973     (4,000)       77,282
                                     -------- --------    -------      --------
  TOTAL LIABILITIES AND STOCKHOLD-
   ERS' EQUITY.....................  $106,426 $ 28,907        --       $135,333
                                     ======== ========    =======      ========

 See accompanying Notes to the unaudited pro forma condensed combined financial information.

          NORTH AMERICAN BIOLOGICALS, INC. AND UNIVAX BIOLOGICS, INC.

             PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

                                         SIX MONTHS ENDED JUNE 30, 1995
                                     ------------------------------------------
                                                         PRO FORMA    PRO FORMA
                                      NABI     UNIVAX   ADJUSTMENTS   COMBINED
                                     -------  --------  -----------   ---------
                                                  (UNAUDITED)
Revenues...........................  $93,452  $  4,002     $(351)(2D)  $97,103
Costs of products sold.............   74,201       385      (323)(2D)   74,263
Research and product development...      226    11,031       (28)(2D)   11,229
Selling, general and administrative
 expenses..........................    5,715     4,088       --          9,803
Other expenses.....................    2,324       --        --          2,324
                                     -------  --------     -----       -------
Operating income (loss)............   10,986   (11,502)      --           (516)
Interest expense...................     (533)      (95)      --           (628)
Investment income, net.............      --        758       --            758
                                     -------  --------     -----       -------
Income (loss) before provision for
 income taxes......................   10,453   (10,839)      --           (386)
Provision for income taxes.........   (3,973)      --        --         (3,973)
                                     -------  --------     -----       -------
Net income (loss)..................  $ 6,480  $(10,839)      --        $(4,359)
                                     =======  ========     =====       =======
Earnings (loss) per share..........  $  0.32  $  (0.63)                $ (0.13)
                                     =======  ========                 =======
Weighted average number of shares
 outstanding.......................   20,347    17,092                  33,377
                                     =======  ========                 =======
                                         SIX MONTHS ENDED JUNE 30, 1994
                                     ------------------------------------------
                                                         PRO FORMA    PRO FORMA
                                      NABI     UNIVAX   ADJUSTMENTS   COMBINED
                                     -------  --------  -----------   ---------
                                                  (UNAUDITED)
Revenues...........................  $77,280  $  1,363     $ (71)(2D)  $78,572
Cost of products sold..............   61,507       --        (52)(2D)   61,455
Research and product development...      478     8,916       (19)(2D)    9,375
Selling, general and administrative
 expenses..........................     5,65     2,614       --          8,268
Other expenses.....................    1,863       --        --          1,863
                                     -------  --------     -----       -------
Operating income (loss)............    7,778   (10,167)      --         (2,389)
Interest expense...................   (1,766)     (118)      --         (1,884)
Investment loss, net...............      --       (150)      --           (150)
                                     -------  --------     -----       -------
Income (loss) before provision for
 income taxes......................    6,012   (10,435)      --         (4,423)
Provision for income taxes.........   (2,302)      --        --         (2,302)
                                     -------  --------     -----       -------
Net income (loss)..................  $ 3,710  $(10,435)      --        $(6,725)
                                     =======  ========     =====       =======
Earnings (loss) per share..........  $  0.22  $  (0.80)                $ (0.26)
                                     =======  ========                 =======
Weighted average number of shares
 outstanding.......................   16,670    13,011                  25,873
                                     =======  ========                 =======

 See accompanying Notes to the unaudited pro forma condensed combined financial information.

          NORTH AMERICAN BIOLOGICALS, INC. AND UNIVAX BIOLOGICS, INC.

             PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

                                YEAR ENDED DECEMBER 31, 1994
                           -------------------------------------------
                                                PRO FORMA    PRO FORMA
                             NABI     UNIVAX   ADJUSTMENTS   COMBINED
                           --------  --------  -----------   ---------
                                         (UNAUDITED)
Revenues.................  $164,678  $  2,782     $(252)(2D) $167,208
Cost of products sold....   131,368       --       (176)(2D)  131,192
Research and product
 development.............       964    19,494       (76)(2D)   20,382
Selling, general and
 administrative
 expenses................    11,260     5,207       --         16,467
Other expenses...........     3,660       --        --          3,660
                           --------  --------     -----      --------
Operating income (loss)..    17,426   (21,919)      --         (4,493)
Interest expense.........    (3,025)     (219)      --         (3,244)
Investment income, net...       --        317       --            317
                           --------  --------     -----      --------
Income (loss) before
 provision for income
 taxes and extraordinary
 charge..................    14,401   (21,821)      --         (7,420)
Provision for income
 taxes...................    (5,774)      --        --         (5,774)
                           --------  --------     -----      --------
Income (loss) from
 continuing operations
 before extraordinary
 charge..................  $  8,627  $(21,821)      --       $(13,194)
                           ========  ========     =====      ========
Earnings (loss) per
 share:
  Income (loss) from
   continuing operations
   before extraordinary
   charge................  $   0.49  $  (1.52)               $  (0.47)
                           ========  ========                ========
Weighted average number
 of shares outstanding...    17,590    14,358                  27,963
                           ========  ========                ========


 See accompanying Notes to the unaudited pro forma condensed combined financial information.

          NORTH AMERICAN BIOLOGICALS, INC. AND UNIVAX BIOLOGICS, INC.

             PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

                                      YEAR ENDED DECEMBER 31, 1993
                                ------------------------------------------
                                                     PRO FORMA  PRO  FORMA
                                  NABI     UNIVAX   ADJUSTMENTS  COMBINED
                                --------  --------  ----------- ----------
                                              (UNAUDITED)
Revenues....................... $101,574  $  1,181      --       $102,755
Cost of products sold..........   81,607       --       --         81,607
Research and product
 development...................      205    18,065      --         18,270
Selling, general and
 administrative expenses.......    7,902     4,382      --         12,284
Other expenses.................    3,387       --       --          3,387
                                --------  --------     ----      --------
Operating income (loss)........    8,473   (21,266)     --        (12,793)
Interest expense...............   (3,080)     (205)     --         (3,285)
Investment income, net.........      --      1,166      --          1,166
                                --------  --------     ----      --------
Income (loss) before provision
 for income taxes and
 cumulative effect of change in
 accounting for income taxes...    5,393   (20,305)     --        (14,912)
Provision for income taxes.....   (1,988)      --       --         (1,988)
                                --------  --------     ----      --------
  Income (loss) from continuing
   operations before cumulative
   effect of change in
   accounting for income
   taxes....................... $  3,405  $(20,305)     --       $(16,900)
                                ========  ========     ====      ========
Earnings (loss) per share:
  Income (loss) from continuing
   operations before cumulative
   effect of change in
   accounting for income
   taxes....................... $   0.25  $  (1.74)              $  (0.76)
                                ========  ========               ========
Weighted average number of
 shares outstanding............   13,540    11,689                 22,297
                                ========  ========               ========


 See accompanying Notes to the unaudited pro forma condensed combined financial information.

          NORTH AMERICAN BIOLOGICALS, INC. AND UNIVAX BIOLOGICS, INC.

             PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

                                           YEAR ENDED DECEMBER 31, 1992
                                      ----------------------------------------
                                                          PRO FORMA  PRO FORMA
                                       NABI     UNIVAX   ADJUSTMENTS COMBINED
                                      -------  --------  ----------- ---------
                                                   (UNAUDITED)
Revenues............................. $82,354  $    973      --      $ 83,327
Cost of products sold................  71,137       --       --        71,137
Research and product development.....     157    12,051      --        12,208
Selling, general and administrative
 expenses............................   6,753     3,327      --        10,080
Other expenses.......................   2,448       --       --         2,448
                                      -------  --------     ----     --------
Operating income (loss)..............   1,859   (14,405)     --       (12,546)
Interest expense.....................  (2,427)     (192)     --        (2,619)
Investment income, net...............     --      1,603      --         1,603
                                      -------  --------     ----     --------
Loss before provision for income
 taxes...............................    (568)  (12,994)     --       (13,562)
Provision for income taxes...........      (5)      --       --            (5)
                                      -------  --------     ----     --------
Net loss............................. $  (573) $(12,994)     --      $(13,567)
                                      =======  ========     ====     ========
Loss per share....................... $ (0.04) $  (1.19)             $  (0.65)
                                      =======  ========              ========
Weighted average number of shares
 outstanding.........................  13,328    10,889                20,850
                                      =======  ========              ========


 See accompanying Notes to the unaudited pro forma condensed combined financial information.

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                             FINANCIAL INFORMATION

NOTE 1. BASIS OF PRESENTATION

  Pursuant to the Merger Agreement each share of Univax Common Stock outstanding at the date of consummation will be converted into .79 share of NABI Common Stock. Additionally, the Merger Agreement provides that, subject to appraisal rights, each share of Univax Preferred Stock will be converted into the amount of NABI Common Stock as is determined by dividing $9.95 by the closing price of NABI Common Stock as of the date on which the Effective Time of the Merger occurs. The unaudited pro forma financial statements have been prepared assuming no conversion of the Univax Preferred Stock into Univax Common Stock and conversion of all outstanding Univax Preferred Stock into NABI Common Stock at an exchange ratio of .8894, which is based on the closing sale price of NABI Common Stock on August 25, 1995.

  The pro forma financial information does not give effect to synergies which may occur as a result of the integration of the combined operations. Additionally, the pro forma results of operations exclude $4 million in estimated transaction costs associated with the Merger. Such expenses will be recognized as period expenses as of the Effective Time. However, pro forma retained earnings have been adjusted to reflect recognition of the estimated transaction costs in the Stockholders' Equity section of the unaudited pro forma condensed combined balance sheet as of June 30, 1995.

  Pro forma loss per share for the respective periods has been computed based on the unaudited pro forma weighted average common shares outstanding for the combined company, including the effects of converting all of the Univax Preferred Stock into NABI Common Stock. Common stock equivalents of NABI have been excluded from the calculation because of their anti-dilutive pro forma effect.

  It is intended that the Merger will qualify as a tax-free reorganization within the meaning of Section 368 of the Code. Accordingly, Univax's net operating losses and research tax credit carryforwards will be available to offset future taxable income in the consolidated tax returns of the combined company, subject to certain annual limitations.

  Certain amounts in the historical financial statements of NABI and Univax have been reclassified to conform with the unaudited pro forma condensed combined financial statement presentation. All amounts, except per share data, are presented in thousands of dollars.

NOTE 2. PRO FORMA ADJUSTMENTS

  (A) Estimated non-recurring transaction costs associated with the Merger.

  (B) Issuance of 446,934 shares of NABI Common Stock in exchange for 502,512 shares of Univax Preferred Stock.

  (C) Issuance of 13,548,105 shares of NABI Common Stock in exchange for 17,149,500 shares of Univax Common Stock.

  (D) Elimination of intercompany sales and associated costs.

                                 NABI BUSINESS

  NABI is the world's largest independent provider of human blood plasma components to the pharmaceutical and diagnostic industries. NABI collects plasma from an extensive donor base through 76 plasma collection centers in 30 states and two plasma collection centers in Germany and processes and sells plasma products to major healthcare companies primarily in the United States and Europe. During the first six months of 1995 and the fiscal years ended December 31, 1994 and 1993, NABI collected and processed approximately 958,000, 1,830,000 and 1,019,000 liters of plasma, respectively.

  In addition, NABI markets and sells H-BIG, a proprietary immune globulin therapeutic product which provides passive immunity to hepatitis B, and is pursuing the development of other plasma-based immune globulin therapeutic products. One product, HIV-IG, an experimental product intended to prevent the transmission of HIV/AIDS from HIV-positive mothers to their unborn offspring, is being used in a Phase III human clinical trial conducted by agencies of the NIH. NABI also has filed IND applications for two additional immune globulin therapeutic products, and expects to enter those products into human clinical trials funded by third parties. NABI also manufactures and sells human plasma-based control products and diagnostic products and provides testing services on plasma and blood samples supplied by third parties.

PLASMA BUSINESS

  Plasma is the liquid portion of blood which contains various proteins, as distinguished from formed elements of the blood such as red blood cells, white blood cells and platelets. According to Marketing Research Bureau, an independent market research company, the worldwide market for plasma-based products has grown from $1.5 billion in 1984 to $3.9 billion in 1992 and is expected to grow to $6.4 billion by 2000. The market factors driving the plasma industry have included the expanded use of immune globulins to prevent and treat disease, extensive public concern over the safety of blood products and an increase in regulatory control over the collection and testing of plasma.

  A worldwide shortage of plasma began in 1991, driven partially by the increased need for plasma components to treat larger and older populations, and partially by a diminished pool of donors that resulted from more restrictive testing and screening requirements imposed by regulatory authorities. In 1991, the FDA required mandatory screening for hepatitis C, thereby disqualifying donations from a significant portion of the then existing donor base. Another market factor has been increasing concern about the safety of the blood supply, with subsequent political demand for tighter scrutiny of blood product suppliers and a resulting reduction in blood collection.

  Source Plasma. Source plasma is composed of three primary proteins: albumin, anti-hemophilic factor ("AHF") and immune globulin. After collection, source plasma is fractionated, or separated, into these three proteins. The therapeutic market for each of these proteins at any one time drives overall demand for source plasma. The primary uses of these proteins are as follows:

  . Albumin, currently the largest and most extensively used of the three components, is the protein used to restore plasma volume subsequent to shock, trauma, surgery and burns.

  . AHF is the clotting factor in plasma used to treat hemophilia and clotting disorder.

  . Immune globulin is the component of plasma that carries antibodies to fight disease. Therapeutic uses include the treatment of tetanus, rabies, HIV/AIDS, hepatitis, ITP and acquired or congenital immune disorders.

  Specialty Plasmas. Specialty plasmas generally contain high concentrations of specific antibodies and are used primarily to manufacture immune globulin therapeutic products which bolster the immunity of patients to fight a particular infection or to treat certain immune system disorders. Following advances in intravenous therapy in the mid-1980s, use of specialty plasmas for therapeutic purposes significantly increased. Among the

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

current uses for specialty plasmas are the production of products to prevent hepatitis, ITP, Rh incompatibility in newborns, tetanus and rabies. Specialty plasmas are also widely used for diagnostic and tissue culture purposes. Depending on the rarity of the antibody or medical history of the donor, NABI's pricing for specialty plasmas currently ranges from $80 to $5,700 per liter, with an average price of $115 per liter. The average price of a unit of source plasma is currently approximately $75 per liter.

  NABI has in recent years placed increased emphasis on the collection of specialty plasmas. NABI identifies potential specialty plasma donors through internal screening and testing procedures. NABI also has developed FDA-licensed programs to inoculate potential donors to stimulate their production of specific antibodies. Through NABI's nationwide operating base and access to its large and diverse donor base, NABI believes it has a strategic advantage in its ability to collect specialty plasmas.

NABI's principal specialty plasmas are:

  . Hepatitis B Plasma. NABI provides anti-hepatitis B plasma to manufacturers of hepatitis B immune globulin therapeutic products which provide passive immunity to hepatitis B. Anti-hepatitis B plasma collected by NABI is also used to produce H-BIG, NABI's own hepatitis B immune globulin therapeutic product. NABI believes that its proprietary donor stimulation and management programs allow NABI to produce a product having a higher concentration of antibody than competing products.

  . Anti-D Plasma. Specialty plasma containing anti-D antibody has long been used when there is a mismatch between a mother's Rh factor and that of her fetus. Plasma collected from donors who have natural levels of anti-D antibody, or who have been inoculated to raise their anti-D antibody levels, is used to produce products to protect the infant. NABI has proprietary donor stimulation and management programs which enhance its ability to increase collection of anti-D plasma. More recently, scientists have developed anti-D immune globulin for ITP, a condition in immune compromised patients that is characterized by platelet consumption. The FDA approved this indication in March 1995 and the high demand for anti-D positive plasma is likely to increase.

  . HAV Plasma. Hepatitis A antibody-rich plasma is available from a very select portion of the population who have been exposed to the hepatitis A virus. HAV plasma is used to augment general intravenous immune globulin therapeutic products to provide protection from this virus.

  . CMV Plasma. Cytomegalovirus ("CMV") antibody-positive donors are indigenous in the population. By screening its large donor population, NABI identifies individuals with high concentrations of CMV antibody in their plasma, and then supplies the plasma to product manufacturers to enhance intravenous products and to produce specific CMV immune globulin therapeutics.

  . Rabies Plasma. NABI is a major supplier of rabies antibody-rich plasma to manufacturers of rabies immune globulin, which use the product to provide a short-term boost in immunity to patients exposed to the rabies virus.

  Plasma Collection Process. NABI currently collects and processes plasma from 78 plasma collection centers located in 30 states and Germany, including six independently owned centers which under contract supply their entire plasma collection output to NABI. Each U.S. center is licensed and regulated by the FDA. Most of NABI's centers are located in urban areas and many are near universities and military bases.

  Prospective plasma donors are required to complete an extensive medical questionnaire and are subject to laboratory testing and a physical examination under the direction or supervision of a physician. Following this screening, plasma is collected from suitable donors by means of a process known as plasmapheresis. During this process, whole blood is withdrawn from the donor, the plasma is separated from the donor's red blood cells by means of centrifugation and the donor's red blood cells are returned to the donor. This procedure, which can be manual or automated, is performed under medical supervision. If the process is automated, the entire process can be completed in 40 to 60 minutes. A manually operated plasmapheresis process may require up to two hours for

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

completion. Because the red blood cells have been returned to the donor, the donor may donate plasma as frequently as twice a week. After collection, each unit of plasma is frozen and stored at -20(degrees)C or colder through the time of delivery to the customer. If properly handled and maintained, FDA regulations permit the use of plasma which has been stored for up to 10 years.

  Approximately 97% of NABI's collection centers are currently automated. The automated process is more efficient, producing higher yields in less time per cycle. In addition, because the automated process returns the donor's red blood cells automatically through a closed, disposable system, the risk of human error and inadvertent disease transmission in the plasmapheresis process is substantially reduced. During the first six months of 1995, NABI processed a monthly average of 3,000 collection procedures per center.

  NABI extensively tests each unit of plasma for a number of infectious diseases at one of its two central testing laboratories in Miami and Detroit before shipment to the customer. NABI had collaborated with Abbott on the development and implementation of a proprietary information system which manages data regarding sources of donations, test results, specific product characteristics and product destination.

  Donor Recruitment and Management. Effective recruitment, management and retention of donors are essential to NABI's plasma business. NABI seeks to attract and retain its donor base by utilizing competitive financial incentives which NABI offers for the donation of the plasma, by providing outstanding customer service to its donors, by implementing programs designed to attract donors through education as to the uses of plasma, by encouraging groups to have their members become plasma donors and by improving the attractiveness of NABI's plasma collection facilities. NABI cultivates its donor base by encouraging regular participation in its donor programs and by providing incentives to encourage donors to return. Repeat donors are important because of the lower cost associated with obtaining their plasma and the lesser risk that their plasma will not satisfy regulatory and customer requirements. NABI's centers advertise for donors through targeted mailings, newspapers, radio and television.

  NABI's donor base is maintained, in part, with the assistance of donor databases at each of NABI's collection centers which allow NABI's personnel at the centers to track the frequency of donor visits, especially in the case of donors of specialty plasmas. When a donor has not visited a center in one to two months, the collection center forwards a reminder card to the donor emphasizing the importance of the donor's continued participation. When a certain specialty plasma is in high demand or when inventories are low, donors of the needed plasma are pursued more actively. To increase NABI's access to donors of specialty plasmas, NABI establishes and maintains contacts at local blood banks and other plasma collection companies to obtain donor referrals in instances where a particular donor's plasma is of limited or no use to the other collection facilities.

  NABI has expanded its donor base by adding collection centers through acquisitions. In January 1994, NABI acquired PBI, which operates 22 plasma collection centers. In June 1994, NABI completed the asset acquisition of two plasma collection centers in Germany, and in July 1995, NABI acquired nine plasma collection centers from Blood Systems, Inc. ("BSI"). Prior to their acquisition by NABI, none of the PBI centers, German centers or BSI centers collected significant quantities of specialty plasmas. NABI intends to increase the collection of specialty plasmas at these centers following any necessary licensure.

  Marketing and Customers. NABI sells plasma to approximately 21 pharmaceutical and diagnostic product manufacturers, most of which have been customers of NABI for many years. These customers constitute substantially all of the worldwide purchasers of human blood plasma. NABI markets its plasma through its internal sales staff. NABI anticipates that for 1995, approximately 41% of NABI's plasma revenues will be from sales to customers outside the United States, most of which are in Europe. NABI's sales of U.S. collected plasma to foreign customers are made pursuant to fixed price contracts denominated in U.S. dollars. Accordingly, there is no exposure to exchange rate fluctuations.

  NABI's customers include the following:

  Abbott Laboratories (USA)               Organon Teknika (USA)
  Alpha Therapeutic Corporation (USA)     Oxytele SA (France)
  Baxter Healthcare Corporation (USA)     Pharmacia AB Plasma Products (Sweden)
  Bayer Corporation (USA)                 Pasteur Merieux Serums et Vaccins
  Behringwerke AG (Germany)               (France)
  Berna Products Corporation (USA)        Pasteur Sanofi Diagnostics (France)
  Biotest Pharma GmbH (Germany)           National Institutes of Health (USA)
  Farma Biagini (Italy)                   Sera Bio (France)
  Immuno Trading AG (Austria)             Swiss Serum Institute (Berna)
  Korea Green Cross (S. Korea)            (Switzerland)
  Nihon Parmaceuticals (Japan)            Univax Biologics (USA)
                                          WBAG Resources (Switzerland)

  Customers to which sales exceeded 10% of NABI's annual consolidated sales in the first six months of 1995 and each of the last three fiscal years ending December 31, 1994 were: Baxter, Bayer Corporation, Immuno Trading AG and Behringwerke AG in 1995; Baxter, Immuno Trading AG, Behringwerke AG and Miles, Inc. (now Bayer Corporation) in 1994; Immuno Trading AG and Behringwerke AG in 1993; and Immuno Trading AG, Amerca Associates (a United Kingdom affiliate of Farma Biagini) and Behringwerke AG in 1992. Aggregate sales of source and specialty plasma to these customers were approximately $56 million, $96 million, $34 million and $38 million, or 60%, 59%, 34% and 46% of total sales, in the first six months of 1995 and the fiscal years ended December 31, 1994, 1993 and 1992, respectively.

  NABI generally sells its plasma under contracts ranging from one to five years which, with the exception of the Baxter contract discussed below, allow for annual pricing renegotiations. Pricing for product deliveries is generally mutually agreed to prior to the beginning of the contract year and fixed for that year, subject to price changes to reflect changes in customer specifications or price adjustments to compensate NABI for increased costs associated with new governmental testing regulations. Consequently, NABI may be adversely or beneficially affected if, due to changes in certain government regulations, changes in donor fees or other factors, its costs of producing and selling plasma rise or fall during the year.

  In connection with its acquisition of PBI, effective January 1, 1994, NABI entered into two separate agreements with terms of five years and three years, respectively, to supply source plasma to Baxter. These agreements replaced existing shorter term agreements. Under the new agreements, Baxter is obligated to purchase an aggregate of approximately 625,000 liters of source plasma during 1995. Baxter's purchase obligations thereafter, and the purchase price payable by Baxter for the plasma during the term of the agreements, are subject to adjustment. Under the five-year agreement with Baxter, which covers 500,000 liters of the plasma to be sold to Baxter in 1995, the price NABI will receive for plasma adjusts periodically to reflect changes in NABI's principal costs for the collection of plasma. Under NABI's three-year agreement with Baxter, the price NABI will receive for plasma will be adjusted yearly by mutual agreement of the parties based on market conditions. NABI anticipates that sales to Baxter under these agreements will aggregate approximately 22% of its total sales in 1995.

IMMUNE GLOBULIN THERAPEUTIC BUSINESS

  With the establishment of its Immunotherapy Division in 1992, NABI entered the immune globulin therapeutic products business. Immune globulin therapeutic products have a high benefit-to-cost ratio, yield significant gross margins and have a high level of physician acceptance based on past usage. Immune globulin therapeutic products are produced from plasma which contains a rich mixture of polyclonal antibodies produced naturally by a healthy donor in response to exposure to particular component substances produced by a virus or bacteria. Immune globulins offer numerous clinical advantages. They are produced naturally from a human source, and their safety has been well documented over several decades of clinical experience. Unlike laboratory-generated monoclonal antibodies, immune globulin therapeutic products are broad in their spectrum of activity.

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

Moreover, in contrast to other immune modulators, immune globulin therapeutic products offer the ability to fight a specific disease, such as hepatitis, without interfering with or disabling the patient's overall immune system.

  The use of immune globulin therapeutic products increased dramatically in the mid-1980s as a result of two key factors: the development of intravenous formulations which made administration of larger therapeutic doses practical and diagnostic advances which allowed the identification, collection and formulation of specific antibodies to address particular medical conditions. As a result of these medical advances, immune globulin therapy has become a growing part of medical practice. According to Market Research Bureau, by 1992, the market had grown to approximately $700 million, and is expected to reach $1.2 billion by 1997.

  NABI's product line of immune globulin therapeutic products was initiated with the acquisition of H-BIG and HIV-IG from Abbott in September and November 1992, respectively. NABI's pipeline has since been expanded with the formulation and development of H-BIG IV, an intravenous formulation of H-BIG, and the formulation and development of H-CIG, another intravenous product. Both H-BIG IV and H-CIG will be evaluated for passive immunity against hepatitis in liver transplants.

  The following table summarizes the current clinical status of NABI's proprietary immune globulin therapeutic products:

                     IMMUNE GLOBULIN THERAPEUTIC PRODUCTS

PRODUCT        INDICATION                            CLINICAL STATUS
-------   -------------------- -----------------------------------------------------------
                               RESEARCH PRECLINICAL IND PHASE I/II PHASE III PLA MARKETING
H-BIG     Exposure/Inoculation                                                       X
                               -----------------------------------------------------
HIV-IG    Mother/baby                                                  X
                               ---------------------------------------
          Pediatric AIDS                               X
                               ------------------------
H-BIG IV  Liver Transplant                             X
                               ------------------------
H-CIG     Liver Transplant                             X
                               ------------------------

  H-BIG. The first hepatitis B immune globulin to be licensed by the FDA, H-BIG is an intramuscular product used following exposure by blood transfusion, accidental ingestion, vertical transmission from a hepatitis B antigen-positive mother or sexual exposure. Despite the availability of hepatitis B vaccines, hepatitis B infection has spread rapidly and now affects approximately 300 million people worldwide. The federal Centers for Disease Control and Prevention recommends that newborn infants of mothers who are hepatitis B-positive be inoculated with both hepatitis B immune globulin and a hepatitis B vaccine. The worldwide market for the current formulation and indications of H-BIG is estimated to be approximately $50 million.

  NABI sells H-BIG primarily through independent wholesalers and distributors. NABI's principal customers are hospital pharmacies and public health departments located in the United States.

  HIV-IG. HIV-IG is an experimental product currently manufactured by NABI for potential prophylactic and therapeutic use in treating HIV/AIDS. HIV-IG is prepared from the plasma of HIV-antibody positive individuals who are otherwise healthy and have displayed a strong immune response to the HIV virus. The plasma is extensively tested and virally inactivated during processing. The antibodies within the plasma are then purified and concentrated in preparation for administration to patients.

  In September 1993, the National Heart, Lung and Blood Institute, in collaboration with the National Institute of Child Health and Human Development and the National Institute of Allergy and Infectious Disease (collectively, the "Institutes"), began a Phase III clinical trial to determine whether HIV-IG will prevent the vertical transmission of HIV/AIDS from HIV-positive mothers to their unborn children. The cost to the Institutes

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

of this trial is estimated to be in excess of $20 million. Participants in this trial receive HIV-IG together with zidovudine ("AZT") while a control group receives a non-HIV-specific immune globulin and AZT. The NIH reported results of a trial using AZT alone to prevent transmission of AIDS from infected mothers to their children. In this trial, the rate of HIV transmission in AZT-treated mother/child pairs was 8% compared with a transmission rate of 26% in the control population. The disease state of the HIV-infected mothers in this trial was generally less advanced than the disease state in mothers who are participating in the HIV-IG trial. It is believed that there is an increased transmission rate from mother to fetus when the mother has a more advanced condition. The results of the AZT trial are not necessarily indicative of the results that may be achieved in the HIV-IG trial.

  The HIV-IG used in the Phase III clinical trial is being produced by NABI following current good manufacturing practices ("cGMP") in its pilot manufacturing facility in Miami. NABI sells the HIV-IG to the Institutes conducting and funding the trials. The data from the trial may be used as the pivotal safety and efficacy data required to obtain a Product License Application ("PLA") from the FDA in order to commercialize the product. There can be no assurance that this Phase III clinical trial will be successful or that NABI will be able to obtain a Product License. HIV-IG has been awarded Orphan Drug status for use in the prevention of vertical perinatal transmission of HIV/AIDS from mother to child. NABI believes that HIV-IG also may have applications for the treatment of pediatric HIV patients and for the prevention of HIV from accidental exposure.

  NABI was notified by the European Patent Office in 1993 that NABI had been allowed a patent for HIV-IG, giving NABI commercial protection in 12 European countries until the year 2008. NABI also has patents for HIV-IG in Australia and New Zealand, and has patent applications for HIV-IG pending in various other foreign countries. NABI jointly owns these HIV-IG patents and applications with the University of Minnesota. Prior to any sale of HIV-IG in foreign countries, NABI will need to obtain any necessary licenses and approvals. NABI has no pending patent application for HIV-IG in the United States. If an existing U.S. patent held by an unrelated third party withstands any challenge by NABI or others, NABI may be required to obtain a license from the patent holder in order to market HIV-IG in the United States. While NABI believes that, if necessary, it will be able to obtain such a license on commercially acceptable terms, there can be no assurance that NABI will be successful.

  In the United States, approximately 30% of the infants born to HIV-infected mothers become infected. Currently, an estimated 7,000 such infants are born at risk of contracting HIV/AIDS from their HIV positive mothers in the United States each year. The federal Centers for Disease Control and Prevention estimates that there are approximately 3,500 children with AIDS in the United States and an additional 7,000-10,000 that are HIV positive. More than 80% of these HIV/AIDS infections resulted from the transmission of the virus from the mother to child at birth. In addition, recent World Health Organization data show that young women are a rapidly growing subgroup of HIV infection, making the need for prevention of vertical transmission especially pressing.

  H-BIG IV. NABI has identified a potential new indication for an intravenous formulation of H-BIG that may provide an additional market opportunity distinct from the market currently served by the intramuscular formulation of H-BIG. One of the severe side effects of hepatitis B infection is deterioration of the liver, resulting in the need for liver transplantation. Up to 20% of the current eligible liver transplant population are hepatitis B patients. These patients are at high risk for liver reinfection with the hepatitis B virus once the transplant is completed. Reinfection causes the process of liver deterioration to recur, and, as a result, most transplant centers consider hepatitis B-infected patients to be poor candidates for transplantation. A significant number of transplant centers have policies precluding these patients from the transplant population given the relative scarcity of available livers and poor prognosis for such patients. Due to these policies, hepatitis B-infected patients' liver transplants represented only five percent of the approximately 3,000 liver transplants performed in the United States in 1993.

  NABI believes treatment with H-BIG IV will greatly reduce the risk of hepatitis B re-infection in liver transplant patients by providing the patient with additional resistance to the disease and therefore will increase the number of liver transplants given to hepatitis B-infected patients. Prevention of hepatitis B reinfection is likely to require a series of intravenous treatments with large amounts of H-BIG IV immediately following transplantation and maintenance doses for extended periods of undetermined length, compared to current indications for H-BIG which require only a single intramuscular injection of a small amount of antibody. Such large doses of H-BIG IV are anticipated because liver transplant patients receive large quantities of immunosuppressive drugs to prevent rejection of their transplanted organs. As a result, hepatitis B patients require amounts of antibody that are sufficient to provide virtually 100% of the antibody required to neutralize their infections.

  NABI filed an IND application for H-BIG IV in July 1994 for the specific indication of use for hepatitis B liver transplant cases. In 1996, NABI intends to begin human clinical trials studying safety and pharmacokinetic tests in liver transplant patients. The safety profile of immune globulin therapeutic products is well known and the safety of the intramuscular H-BIG already has been demonstrated by many years of usage of the product. Therefore, NABI expects clinical development requirements for H-BIG IV to consist largely of demonstrating its safety and efficacy in preventing hepatitis B reinfection in liver transplant patients in one or two pivotal clinical trials. NABI intends to pursue the necessary FDA licensing to use H-BIG IV for all the indications for which H-BIG is currently used. NABI has been granted Orphan Drug status for H-BIG IV.

  H-CIG. NABI's third product in active development is H-CIG. If the FDA licenses H-CIG, NABI plans to manufacture and market H-CIG to prevent reinfection in liver transplant patients who test positive for hepatitis C antibody at the time of transplant. According to researchers at transplant centers, hepatitis C infection is actually more prevalent among their liver transplant patients than hepatitis B. Hepatitis C was an under-recognized contributor to morbidity and hospitalization in liver transplant patients until recently when a diagnostic test specific for hepatitis C became widely available. Hepatitis C is not as deadly as hepatitis B; however, it does have significant economic impact because it contributes to frequent hospitalizations when it occurs in liver transplant patients.

  NABI filed an IND application for H-CIG in January 1994 and during 1996 intends to begin human clinical trials studying safety and pharmacokinetic tests in liver transplant patients. Based on these initial tests and assuming no unanticipated safety issues arise, NABI expects to proceed directly into the design and implementation of one or more pivotal clinical trials. Because NABI's H-CIG is the first product to provide hepatitis C antibody for clinical use, no data exists to predict the efficacy and the dose level of H-CIG that will produce the best combination of safety and efficacy, other than experience with H-BIG. NABI applied for Orphan Drug status for H-CIG in 1993.

  Availability of H-BIG. The essential raw material for the manufacture of H-BIG is a specialty plasma containing high concentrations of hepatitis B antibodies. NABI obtains this plasma from donors whose production of these antibodies has been stimulated by the administration of a vaccine. The manufacturer of the vaccine used to inoculate donors has discontinued its production of the vaccine, and other available vaccines are not as effective in stimulating the production of these antibodies for NABI's current formulation of H-BIG. NABI believes it has sufficient inventory of its current vaccine to meet NABI's needs until at least November 1996 when the IND for the existing inventory of vaccine expires. By that time, NABI expects to have been able to collect sufficient quantities of specialty plasma from use of the vaccine to supply NABI's raw material needs for H-BIG for another three to five years. Before NABI's inventory of the vaccine and the resulting supply of specialty plasma have been consumed, NABI intends to reformulate H-BIG to permit the use of other currently available vaccines to stimulate donors in order to obtain the specialty plasma necessary for the manufacture of H-BIG. Alternatively, NABI will seek to develop another source of vaccine similar to the discontinued vaccine. There can be no assurance that NABI's plans with respect to the H-BIG vaccine will be successful.

  Although NABI obtains and provides the specialty plasma necessary for the manufacture of H-BIG, it is dependent on a single manufacturer to process this raw material for H-BIG and on Abbott to formulate and package the product. NABI's contract with Abbott expired on September 30, 1995. Abbott has advised NABI that Abbott does not intend to renew its contract, although it has no present intention of discontinuing its formulation and packaging of the product. In August 1995, NABI entered into an agreement with MDPH pursuant to which MDPH will also process quantities of the raw material for H-BIG. NABI anticipates receiving product from the MDPH facility in early 1996. NABI is constructing a biopharmaceutical manufacturing facility which will allow NABI to formulate, process and package H-BIG. Construction should be completed before the end of 1995. However, because the facility will require validation and licensure by the FDA, NABI does not anticipate that the facility will be able to produce H-BIG for commercial sale until 1997. Although management of NABI believes that the MDPH contract and management's ability to inventory a sufficient supply of H-BIG will enable it to meet customer demand until NABI is able to manufacture the product in its own facility, disruption in NABI's ability to obtain H-BIG for commercial sale or material changes in the terms under which NABI now obtains the product could adversely affect NABI.

  Regulatory developments at the FDA also could affect the availability of H-BIG. See "--Government and Industry Regulation" and "Risk Factors--Factors Regarding NABI--Government Regulation."

DIAGNOSTIC PRODUCTS AND SERVICES

  NABI develops and manufactures human serum-based products used by clinical laboratories to assure accurate testing for infectious diseases and growth media used for genetic engineering. Among the products manufactured by NABI are NorMLCera-Plus from human serum, which is sold to tissue typing banks as a testing control for organ transplantation and for use in biological research. In 1993, NABI obtained FDA clearance to market VirocheQC I Quality Assurance Reagent, which is a multiconstituent reagent used as an external control to promote testing accuracy for HIV 1 and 2, hepatitis B antigen, hepatitis core, hepatitis C and HTLV-I. VirocheQC I, and its companion products, QC-Hepatitis and QC-HIV, are sold to reference laboratories, blood bank laboratories and diagnostic product companies.

  NABI believes that demand for NABI's diagnostic products will continue to expand as a result of both more widespread HIV testing and increasingly rigorous standards for clinical testing laboratories. For example, regulations promulgated in February 1992 under the Clinical Laboratory Improvements Act of 1988 require laboratories to use independent external controls to provide internal quality assurance.

  NABI believes that its Miami-based laboratory is one of the largest independent plasma and blood product testing laboratories in the world. Among the tests performed by NABI are screening tests for the antibody to HIV. NABI currently performs HIV testing under U.S. military contracts which expire during 1996 through 2000. NABI also performs confirmatory tests for the HIV antibody and other blood and plasma tests, including hepatitis, tetanus, CMV and protein electropheresis. Customers for laboratory services include hospitals, blood banks and other plasma collectors as well as the United States Department of Defense.

  NABI markets diagnostic products and services through its own sales organization and, in the case of diagnostic products, through independent distributors. For the six-month period ended June 30, 1995 and the fiscal years ended December 31, 1994, 1993 and 1992, NABI generated revenues of $2.6 million, $6.2 million, $3.9 million and $4.1 million, respectively, from the sale of diagnostic products. For the same periods, NABI generated revenues of $1.6 million, $5.2 million, $5.7 million and $7.4 million, respectively, from the sale of specialized testing services.

COMPETITION

  NABI and other independent plasma suppliers sell plasma principally to pharmaceutical companies that process plasma into finished products. Although these pharmaceutical companies generally own plasmapheresis centers, in the aggregate they purchase a substantial portion of their plasma requirements from independent suppliers. While there is intense competition among independent plasma collectors, NABI has successfully competed for sales by providing customers with substantial quantities of products, by stressing its ability to meet delivery schedules and by providing high-quality products. Management believes NABI has the ability to continue to compete successfully in these areas.

  NABI competes for donors with pharmaceutical companies which obtain plasma for their own use through their own plasma collection centers, other commercial plasma collection companies and non-profit organizations such as the American Red Cross and community blood banks which solicit the donations of blood. NABI competes for donors by providing competitive financial incentives which NABI offers for the donation of the plasma it collects, by providing outstanding customer service to its donors, by implementing programs designed to attract donors through education as to the uses for collected plasma, by encouraging groups to have their members become plasma donors and by improving the attractiveness of NABI's plasma collection facilities.

  Most of the plasma which NABI collects, processes and sells to its customers is used in the manufacture of therapeutic products to treat certain diseases. Several companies are attempting to develop and market products to treat these diseases based upon technology which would lessen or eliminate the need for human blood plasma. Such products, if successfully developed and marketed, could adversely affect the demand for plasma. Products utilizing technology developed to date have not proven as cost-effective and marketable to healthcare providers as products based on human blood plasma. However, NABI is unable to predict the impact on its business of future technological advances.

  NABI believes that significant barriers to entry exist in the plasma collection industry. In order to commence a plasma collection business, an organization must establish a center, a process which NABI believes takes from 15-24 months to complete due to the need for regulatory approvals. If specialty plasmas will be collected, the approval process will be lengthened because a separate FDA license must be obtained for each specialty plasma to be collected. Once the center is operational, a stable donor base must be established and cultivated. Repeat donors are critical to success for both quality control and economic reasons. A significant volume of donated plasma, and sophisticated screening and immunization procedures, also are necessary in order to provide the diversity of plasma products demanded by the market. Further, due to increasing quality requirements and more stringent testing procedures, as well as the need to automate for cost-effectiveness, there is an increasing need for economies of scale which generally only large firms can provide.

  NABI believes that H-BIG has a significant share of the domestic market and that NABI's access to the vaccine and specialty plasma necessary for the manufacture of H-BIG will allow it to maintain its market share. See "--Immune Globulin Therapeutic Business--Availability of H-BIG." NABI's main competitor in marketing H-BIG has been Bayer Corporation, ("Bayer") a subsidiary of major multinational pharmaceutical company. NABI believes that Bayer's competing product has a current domestic market share of less than 20%. Bayer has purchased some of the specialty plasma used in the manufacture of its hepatitis B immune globulin product from NABI. Bayer also is a significant customer of NABI for source plasma. NABI also may compete with other major pharmaceutical concerns in the future development, marketing or sale of immune globulin therapeutic products.

  The testing laboratory operations of NABI compete with several large testing facilities, most of which are operated by companies having substantially greater resources than NABI. NABI believes that it can compete with these other suppliers based on the volume of testing it performs on its own plasma and the expertise that it has accordingly developed.

GOVERNMENT AND INDUSTRY REGULATION

  The collection, processing and sale of NABI's products and certain areas of its research are subject to regulation for safety and efficacy by numerous governmental authorities in the United States and other countries. Domestically, the federal Food, Drug and Cosmetic Act, the Public Health Service Act, and other federal and state statutes and regulations govern the collection, testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of NABI's products. NABI believes that it is in substantial compliance with all applicable regulations.

  Plasma. The collection, storage and testing of plasma is regulated by the FDA. Any person operating a plasma collection facility in the United States must have an Establishment License and individual Product Licenses issued by the FDA and each plasma center must be inspected and approved by the FDA. NABI holds Establishment Licenses and Product Licenses issued by the FDA covering all NABI-owned collection centers located in the United States. In addition, plasma collection centers require FDA approval to collect each specialty plasma.

  FDA regulations applicable to plasma collection centers require that prospective plasma donors must be given a complete medical examination no more than one week prior to an initial donation and that repeat donors be reexamined at least once per year. On the day of a donation a donor must have a normal temperature, have systolic and diastolic blood pressures within normal limits, have a minimum weight of 110 pounds and be free from any infectious disease or history of viral hepatitis. Plasma collection centers are also required to maintain detailed records of all donations and storage and shipping activities, and every container of blood or source plasma must bear a label that includes a donor identification number, an expiration date and any product information that a manufacturer might require for use of the product. Each unit of plasma is accompanied by a document containing test results for hepatitis, HIV, liver function and any other pertinent special test results. FDA regulations also prescribe the frozen temperatures at which plasma must be stored and limit or prohibit, depending upon the circumstances, sales of plasma which has not been maintained at proper temperature. NABI undergoes regular, unscheduled inspections by the FDA to ascertain its compliance with that agency's regulations and guidelines. From time to time NABI receives notices of deficiencies from the FDA as a result of such inspections.

  NABI continually pursues its commitment to quality and compliance with applicable FDA regulations through its own internal quality assurance programs. NABI continuously trains all levels of its employees, from managers and regional managers through individual employees in each of its centers. At least once each year on a formal basis, and more frequently on an informal basis, NABI performs regulatory and quality assurance audits of each of its facilities. As part of its commitment to quality, NABI has embraced the Quality Plasma Program ("QPP") which was initiated by the American Blood Resources Association, a trade group which establishes standards for plasmapheresis centers. QPP imposes standards for plasmapheresis centers in addition to those presently required by the FDA. QPP certification is proving increasingly significant, because many customers will only purchase plasma which has been collected in QPP-certified centers. Sixty-six of NABI's 70 domestic-owned centers are QPP certified centers. NABI is highly committed to the QPP program and has applied for or is applying for QPP certification for the remaining four facilities. While plasma collection costs have increased and the available donor supply has been affected industry-wide as a result of the QPP as well as additional blood plasma testing requirements imposed by the FDA, NABI believes that additional testing and standards may ultimately benefit NABI because it may be better able to satisfy the higher standards than some of its competitors which may not have the technical and financial resources to meet new standards.

  Concern over blood safety has led to movements in a number of European and other countries to restrict the importation of plasma and plasma components collected outside the country's borders or, in the case of certain European countries, outside of Europe. To date, these efforts have not led to any meaningful restriction on the importation of plasma and plasma components and have not adversely affected NABI. There can be no assurance, however, that such restrictions will not be imposed in the future and that NABI will not be adversely affected. As a partial response to this risk, NABI acquired the assets of two plasma collection centers in Germany in June 1994 and intends to acquire and/or establish additional centers in Europe. NABI's plasma collection centers in Germany currently do not collect material amounts of plasma in relation to the demand for plasma from NABI's European customers. While NABI currently intends to increase its European plasma collections, there can be no assurance that it will be successful or that it will be able to serve all or most of the needs of its foreign customers from European plasma collections.

  Immune Globulin Therapeutic Products. The production and marketing of NABI's immune globulin therapeutic products and its research and development activities are subject to regulation for safety and efficacy by numerous governmental authorities in the United States and other countries. In the United States, biological products are subject to rigorous FDA regulation. The federal Food, Drug and Cosmetic Act and other federal and state statutes and regulations govern or influence the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of the products.

  Immune globulin therapeutics currently are classified as "biological products" under FDA regulations. The steps required before a biological product may be marketed in the United States generally include preclinical studies, the filing of an IND application with the FDA, which must become effective pursuant to FDA regulations before human clinical studies may commence, and FDA approval of a PLA. In addition to obtaining FDA approval for each product, an Establishment License Application ("ELA") must be filed and the FDA must approve the manufacturing facilities for the product. Biological products, once approved, have no provision allowing competitors to market generic versions. Each biological product, even if it basically has the same composition and is for the same indication, must undergo the entire development process in order to be approved.

  Preclinical studies are conducted in laboratory animals to evaluate the potential efficacy and the safety of a product. The results of preclinical studies are submitted as part of the IND application, which must become effective pursuant to FDA regulations before human clinical trials may begin. The initial clinical evaluation, Phase I trials, generally involve administration of a product to a small number of persons. The product is tested for safety, dosage, tolerance, metabolism, and pharmacokinetic properties. Phase II trials generally involve administration of a product to a limited number of patients with a particular disease to determine dosage, efficacy and safety. Phase III trials generally examine the clinical efficacy and safety of a product in an expanded patient population at multiple clinical sites. The FDA reviews the clinical plans and the results of trials and can discontinue the trials at any time if there are significant safety issues. The results of the preclinical and clinical trials are submitted after completion of the Phase III trials in the form of a PLA for approval to commence commercial sales. The approval process is affected by several factors, including the severity of the disease, the availability of alternative treatments, and the risks and benefits demonstrated in clinical trials. The FDA also may require post-marketing surveillance to monitor potential adverse effects of the product. The regulatory process can be modified by Congress or the FDA in specific situations.

  Among the requirements for product license approval is the requirement that the prospective manufacturer's methods conform to the FDA's cGMP regulations, which must be followed at all times. In complying with standards set forth in these regulations, manufacturers must continue to expend time, money and effort in the area of production and quality control to ensure full technical compliance.

  The testing and approval process is likely to require substantial time and effort. There can be no assurance that any approval will be granted on a timely basis, if at all. The FDA may deny a PLA if applicable regulatory criteria are not satisfied, require additional testing or information, or require post-marketing testing and surveillance to monitor the effects of NABI's products. In addition, the FDA may require samples of any lot of the product for testing and may deny release of the lot if the product fails the testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing.

  Sales of NABI's products outside the United States are also subject to extensive regulatory requirements, which vary widely from country to country. The time required to obtain such approval may be longer or shorter than that required for FDA approval.

  Orphan Drug. The Orphan Drug Act generally provides incentives to manufacturers to undertake development and marketing of products to treat relatively rare diseases or diseases affecting fewer than 200,000 persons in the United States at the time of application for "Orphan Drug" designation. HIV-IG and H-BIG IV have been designated Orphan Drugs and NABI has applied for Orphan Drug status for H-CIG. A drug that receives Orphan Drug designation by the FDA and is the first product to receive FDA marketing approval for its product claim is entitled to an exclusive marketing period in the United States of seven years for that product claim. However, a drug that is considered by the FDA to be different than a particular Orphan Drug is not barred from sale in the United States during such seven-year exclusive marketing period. Legislation has been introduced in the United States Congress that would restrict the duration of the market exclusivity of an Orphan Drug. NABI believes that this legislation as introduced will not affect the immune globulin therapeutic products for which it has applied for Orphan Drug status; however, there can be no assurance that this legislation will not be amended before passage or that additional legislation will not affect the benefits of the existing statute.

  Other. NABI's Miami-based FDA-approved diagnostic testing laboratory is licensed by the Health and Rehabilitative Services of Florida, and the states of Maryland, New York, Pennsylvania and West Virginia. The laboratory is licensed pursuant to Medicare regulations and regulations of the U.S. Health Care Finance Administration's Clinical Laboratory Improvement Act of 1988.

  NABI also is subject to government regulations enforced under the Occupational Safety and Health Act, the Environmental Protection Act, the Clean Air Act, the Clean Water Act, the National Environmental Policy Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, the Medical Waste Tracking Act and other national, state or local restrictions. NABI believes that it is in substantial compliance with all applicable regulations.

  Third Party Reimbursement. NABI's ability to successfully commercialize human therapeutic products may depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third-party coverage will be available for NABI to maintain price levels sufficient for realization of an appropriate return on its investment in product development.

EMPLOYEES

  NABI employed approximately 1,800 persons at October 20, 1995. NABI believes that the relations between NABI's management and its employees are satisfactory.

PROPERTIES

  A majority of the space occupied by NABI, comprising approximately 580,000 square feet, is leased from unaffiliated parties under leases expiring through 2010. A majority of these leases contain renewal options which permit NABI to renew the leases for periods of two to five years at the then fair rental value. Four of NABI's plasma collection centers currently operate on month-to-month lease arrangements. NABI believes that in the normal course of its business it will be able to renew or replace its existing leases. NABI also owns four plasma collection centers located in Arizona, Indiana, Minnesota and Washington.

  NABI's plasma collection centers range in size from approximately 1,000 to 25,000 square feet and generally are located in population centers of 80,000 to 250,000 people.

  NABI is currently constructing a new 77,000 square foot biopharmaceutical manufacturing facility in Boca Raton, Florida. This facility is being designed to process specialty plasma into immune globulin therapeutic products, thereby reducing NABI's reliance on outside suppliers. NABI's executive offices are located in the new facility. NABI plans to complete construction of the facility in late 1995. Before it can produce products for commercial sale, it must receive validation and FDA licensing. NABI anticipates that it will receive validation and FDA licensing in 1997.

PRODUCT LIABILITY AND INSURANCE

  The processing and sale of NABI's plasma and plasma-based products involve a risk of product liability claims. See "Legal Proceedings." NABI currently maintains commercial general (including product and professional liability) insurance with a limit of $5.75 million per occurrence and $5.75 million in the annual aggregate on a claims made basis. The limit is in excess of a $250,000 self insurance retention per claim limited to a $1 million annual aggregate. There can be no assurance that the coverage limits of NABI's insurance policy and/or any rights of indemnification and contribution that NABI may have will offset potential claims. A successful claim against NABI in excess of insurance coverage and not subject to indemnification could have a material adverse effect on NABI.

LEGAL PROCEEDINGS

  NABI is a party to litigation in the ordinary course of business. In addition, NABI has been named in the actions described below. NABI does not believe that any such litigation will have a material adverse effect on its financial position or results of operations.

  NABI was named in a civil action filed on May 23, 1995 in the Circuit Court for the Eleventh Judicial Circuit of Dade County, Florida (Case No. 95-10489 CA 02) against Bayer, Armour Pharmaceutical Company, Rhone-Poulenc Rorer Inc., Baxter, Alpha Therapeutic Corporation, NABI and The National Hemophilia Foundation. The plaintiffs allege that they and their class members are persons infected with HIV as a result of using HIV-contaminated products of various defendants or as a result of family relations with those so infected. On June 23, 1995, the case was removed to the United States District Court for the Southern District of Florida, Miami Division. The plaintiffs subsequently moved to remand this case to state court. The federal court's ruling on the removal/remand issue is pending.

  NABI was named in three other civil actions filed on or about July 27, 1995 in the Circuit Court for the Eleventh Judicial Circuit of Dade County, Florida (Case Nos. 95-15169, 95-15170 and 95-15171) against Bayer, Armour
Pharmaceutical Company, Rhone-Poulenc Rorer Inc., Baxter, NABI and Alpha Therapeutic Corporation. The plaintiffs assert that use of AHF concentrate made by the defendants other than NABI resulted in the plaintiffs becoming infected with the HIV virus. On September 1, 1995, the three cases were removed to the United States District Court for the Southern District of Florida, Miami Division.

  NABI was named in a civil action filed on or about August 9, 1995 in the Franklin County Common Pleas Court, Civil Division, Columbus, Ohio (Case No. 95-CAB-08-5443) against Bayer, Armour Pharmaceutical Company, Rhone-Poulenc Rorer Inc., Baxter, Alpha Therapeutic Corporation, the American Red Cross, Arthur L. Sagone, Jr., M.D., Arthur L. Sagone, M.D., Inc., NABI and the National Hemophilia Foundation, Inc. The plaintiffs' claims arise from the AIDS-related death of an individual who was treated for hemophilia with coagulation products allegedly contaminated with HIV. On September 11, 1995, the case was removed to the United States District Court for the Southern District of Ohio.

  NABI denies all claims made against it, and intends to vigorously defend the cases.

                       DESCRIPTION OF NABI CAPITAL STOCK

  NABI has authorized capital stock consisting of 50,000,000 shares of Common Stock, par value $.10 per share, of which 19,549,954 shares were outstanding as of October 20, 1995, and 5,000,000 shares of Preferred Stock, par value $.10 per share, none of which are outstanding. Upon the completion of the Merger, NABI will have 33,821,736 shares of NABI Common Stock outstanding, and vested options and an outstanding warrant to purchase an aggregate of 1,669,692 shares of NABI Common Stock.

COMMON STOCK

  Each holder of NABI Common Stock is entitled to one vote for each share held of record and is entitled to dividends as declared from time to time by the Board of Directors out of assets legally available therefor. Outstanding shares of NABI Common Stock are not subject to redemption and are non-assessable. Upon any liquidation of NABI, the owners of NABI Common Stock are entitled to receive on a pro-rata basis all assets then legally available for distribution after satisfaction of any liquidation preference to which holders of outstanding shares of preferred stock may be entitled. The holders of NABI Common Stock do not have any conversion, cumulative voting, subscription or preemptive rights.

PREFERRED STOCK

  Of the 5,000,000 shares of preferred stock which are authorized, 1,538,462 shares have been designated "Series A Convertible Preferred Stock" with certain conversion rights, liquidation preferences and voting rights. So long as at least 769,231 shares of the Series A Convertible Preferred Stock are outstanding, the holders thereof are entitled to elect a majority of NABI's Board of Directors. The remaining authorized shares of preferred stock may be issued from time to time in one or more series with such designations, powers, preferences, rights, qualifications, limitations and restrictions as may be fixed by NABI's Board of Directors. The Board of Directors, without obtaining shareholder approval, could issue the preferred stock with voting and/or conversion rights and thereby dilute the voting power and equity of the holders of NABI Common Stock and adversely affect the market price of such stock. NABI has no present plans to issue any shares of preferred stock.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

  NABI is subject to the provisions of Section 203 of the DGCL. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the corporation's voting stock. NABI in the future may elect not to be governed by Section 203 by means of an amendment to NABI's Restated Certificate of Incorporation or By-laws that has been approved by stockholders holding a majority of its outstanding voting securities.

  NABI's Restated Certificate of Incorporation provides that a merger, consolidation or sale of all or substantially all of the assets of NABI or any sale by NABI of its securities having a fair market value of at least $250,000 requires the approval of the holders of at least 75% of the outstanding shares of NABI Common Stock and 50% of any outstanding shares of NABI Series A Convertible Preferred Stock (so long as the holders of the Series A shares have the right to elect a majority of the Board of Directors), unless the transaction is approved by the Board of Directors and provided that, if the transaction is with a person which owns at the time five percent or more of the outstanding shares of NABI Common Stock, a majority of the members of the Board of Directors voting for the approval of the transaction have been duly elected and acting members of the Board of Directors prior to the time such person became the holder of five percent or more of the outstanding shares of NABI Common Stock.

  NABI's Board of Directors believes that the provisions described above will help assure that all NABI's stockholders will be treated similarly if certain kinds of business combinations are proposed. However, these provisions also may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of NABI, and may make it more difficult to accomplish certain transactions that are opposed by the incumbent Board of Directors and that could be beneficial to stockholders.

LIMITATION OF LIABILITY

  As permitted by the DGCL, NABI's Restated Certificate of Incorporation provides that directors of NABI shall not be personally liable to NABI or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to NABI or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the NABI Common Stock is Registrar and Transfer Company, Cranford, New Jersey.

                   NABI SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated statement of operations data set forth below for each of the three years in the period ended December 31, 1994 and the selected consolidated balance sheet data at December 31, 1994 and 1993 are derived from the consolidated financial statements of NABI audited by Price Waterhouse LLP, independent accountants, which are included elsewhere in this Proxy Statement/Prospectus and are qualified by reference to such financial statements. The selected consolidated statement of operations data set forth below for each of the two years in the period ended December 31, 1991 and the selected consolidated balance sheet data set forth below at December 31, 1991 and 1990 are derived from financial statements audited by Price Waterhouse LLP but which are not included herein. The selected statement of operations data for the six months ended June 30, 1995 and 1994, and the selected balance sheet data at June 30, 1995 are derived from unaudited financial statements of NABI which are also included elsewhere in this Proxy Statement/Prospectus and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial position and the results of operations for the unaudited interim periods. Operating results for the six months ended June 30, 1995 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1995. The selected financial data set forth below should be read in conjunction with the financial statements and "NABI Management's Discussion and Analysis of Financial Condition and Results of Operations," both appearing elsewhere herein. All amounts in the following table are expressed in thousands, except for per share data.

                         SIX MONTHS ENDED
                             JUNE 30,                YEAR ENDED DECEMBER 31,
                         -----------------  ---------------------------------------------
                           1995     1994      1994      1993     1992     1991     1990
                         --------  -------  --------  --------  -------  -------  -------
                           (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Sales..................  $ 93,452  $77,280  $164,678  $101,574  $82,354  $68,230  $72,822
Cost of products sold..    74,201   61,507   131,368    81,607   71,137   59,041   63,599
Selling, general and
 administrative ex-
 pense.................     5,941    6,132    12,224     8,107    6,910    5,303    5,306
Other operating ex-
 pense.................     2,324    1,863     3,660     3,387    2,448      602      646
                         --------  -------  --------  --------  -------  -------  -------
Operating income.......    10,986    7,778    17,426     8,473    1,859    3,284    3,271
Interest expense, net..      (533)  (1,766)   (3,025)   (3,080)  (2,427)    (231)    (269)
                         --------  -------  --------  --------  -------  -------  -------
Income (loss) before
 provision for income
 taxes and
 extraordinary
 charge/accounting
 change/extraordinary
 credit................    10,453    6,012    14,401     5,393     (568)   3,053    3,002
Provision for income
 taxes.................    (3,973)  (2,302)   (5,774)   (1,988)      (5)    (836)    (790)
                         --------  -------  --------  --------  -------  -------  -------
Income (loss) before
 extraordinary
 charge/accounting
 change/extraordinary
 credit................     6,480    3,710     8,627     3,405     (573)   2,217    2,212
Extraordinary
 charge/accounting
 change/extraordinary
 credit................       --       --       (717)      100      --       --       126
                         --------  -------  --------  --------  -------  -------  -------
Net income (loss)......  $  6,480  $ 3,710  $  7,910  $  3,505  $  (573) $ 2,217  $ 2,338
                         ========  =======  ========  ========  =======  =======  =======
Earnings (loss) per
 share:
 Income (loss) before
  extraordinary
  charge/accounting
  change/extraordinary
  credit...............  $   0.32  $  0.22  $   0.49  $   0.25  $ (0.04) $  0.14  $  0.14
 Extraordinary
  charge/accounting
  change/extraordinary
  credit...............       --       --      (0.04)     0.01      --       --      0.01
                         --------  -------  --------  --------  -------  -------  -------
Net income (loss)......  $   0.32  $  0.22  $   0.45  $   0.26  $ (0.04) $  0.14  $  0.15
                         ========  =======  ========  ========  =======  =======  =======
Weighted average number
 of shares and common
 share equivalents.....    20,347   16,670    17,590    13,540   13,328   15,980   15,587
BALANCE SHEET DATA:
Working capital........  $ 30,022  $14,921  $ 25,552  $ 12,558  $ 9,680  $12,929  $ 5,438
Total assets...........  $106,426  $78,218  $ 93,817  $ 52,888  $47,520  $26,550  $23,667
Notes payable, includ-
 ing current maturi-
 ties..................  $ 33,478  $27,612  $ 25,028  $ 18,084  $18,641  $ 6,613  $ 7,343
Contingent purchase
 price obligation, in-
 cluding current matu-
 rities................       --   $ 7,527       --   $  7,056  $ 6,943      --       --
Total stockholders' eq-
 uity..................  $ 58,309  $30,393  $ 51,765  $ 17,982  $13,917  $15,117  $12,101

 NABI MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS

  The following discussion and analysis examines the major factors contributing to NABI's financial condition and results of operations for the six months ended June 30, 1995 and 1994, and for the three years ended December 31, 1994. The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

RESULTS OF OPERATIONS

  The following table sets forth NABI's results of operations for the respective periods expressed as a percentage of sales:

                                    SIX MONTHS
                                  ENDED JUNE 30,    YEAR ENDED DECEMBER 31,
                                  ----------------  -------------------------
                                    (UNAUDITED)
                                   1995     1994     1994     1993     1992
                                  -------  -------  -------  -------  -------
Sales...........................    100.0%   100.0%   100.0%   100.0%   100.0%
Cost of products sold...........     79.4     79.6     79.8     80.3     86.4
                                  -------  -------  -------  -------  -------
Gross margin....................     20.6     20.4     20.2     19.7     13.6
Selling, general and administra-
 tive expense...................      6.3      7.9      7.4      8.0      8.4
Other operating expense.........      2.5      2.4      2.2      3.4      3.0
                                  -------  -------  -------  -------  -------
Operating income................     11.8     10.1     10.6      8.3      2.2
Interest expense, net...........      0.6      2.3      1.9      3.0      2.9
                                  -------  -------  -------  -------  -------
Income (loss) before provision
 for income taxes, extraordinary
 charge and cumulative effect of
 change in accounting for income
 taxes..........................     11.2      7.8      8.7      5.3     (0.7)
Provision for income taxes......     (4.3)    (3.0)    (3.5)    (1.9)     --
Extraordinary charge/cumulative
 effect of change in accounting
 for income taxes...............      --       --      (0.4)     0.1      --
                                  -------  -------  -------  -------  -------
Net income (loss)...............      6.9%     4.8%     4.8%     3.5%    (0.7)%
                                  =======  =======  =======  =======  =======

  Information concerning NABI's sales by industry segment, for the respective periods, is set forth in the following table. All dollar amounts set forth in the table are expressed in thousands.

                           SIX MONTHS ENDED JUNE 30,              YEAR ENDED DECEMBER 31,
                          ----------------------------  ---------------------------------------------
                                  (UNAUDITED)
         SEGMENT           1995     %     1994     %      1994     %      1993     %     1992     %
         -------          ------- -----  ------- -----  -------- -----  -------- -----  ------- -----
Plasma--Source..........  $54,172  58.0% $47,992  62.1% $ 98,882  60.0% $ 56,029  55.2% $48,258  58.6%
  --Specialty...........   28,489  30.5   19,958  25.8    45,057  27.4    29,171  28.7   21,424  26.0
                          ------- -----  ------- -----  -------- -----  -------- -----  ------- -----
                           82,661  88.5   67,950  87.9   143,939  87.4    85,200  83.9   69,682  84.6
Therapeutic Products....    6,590   7.0    4,142   5.4     9,295   5.6     6,557   6.5    1,388   1.7
Diagnostic Products and
 Services...............    4,201   4.5    5,188   6.7    11,444   7.0     9.817   9.6   11,284  13.7
                          ------- -----  ------- -----  -------- -----  -------- -----  ------- -----
Total...................  $93,452 100.0% $77,280 100.0% $164,678 100.0% $101,574 100.0% $82,354 100.0%
                          ======= =====  ======= =====  ======== =====  ======== =====  ======= =====

 Six Months Ended June 30, 1995 as Compared to 1994

  NABI achieved record sales, operating income and net income for the six month period ended June 30, 1995. Operating income rose 41% to $11.0 million in the first half of 1995 compared to $7.8 million in the comparable 1994 period. Net income for the first six months of 1995 was $6.5 million, or $0.32 per share versus $3.8 million or $0.22 per share in the first six months of 1994.

  Sales. Sales for the first half of 1995 rose 21% to $93.5 million compared to $77.3 million for the first half of 1994. The increase was primarily attributable to increased plasma shipments, primarily specialty plasma, and an increase in H-BIG sales.

  Gross Margin. The gross margin of $19.3 million or 20.6% of sales in the first half of 1995 compared favorably to a gross margin of $15.8 million or 20.4% of sales in the first half of 1994. An improved sales mix resulting from increased sales of H-BIG and specialty plasma accounted for the improved gross margin.

  Selling, General and Administrative Expense. Selling, general and administrative expense was $5.9 million or 6.3% of sales for the first half of 1995 compared to $6.1 million or 7.9% of sales for the first half of 1994. The reduction in these expenses reflects the full integration and economics associated with the PBI acquisition in January 1994 and ongoing cost containment measures.

  Other Operating Expense. Other operating expenses were $2.3 million or 2.5% of sales for the first half of 1995 compared to $1.9 million or 2.4% of sales for the first half of 1994 primarily as a result of higher royalty expenses associated with increased sales of H-BIG and additional freight expenses associated with the increased volume of sales during the period.

  Interest Expense. Interest expense decreased to $.5 million or 0.6% of sales in the first six months of 1995 from $1.8 million or 2.3% of sales in the first six months of 1994 primarily due to the early retirement of NABI's subordinated and other debt in the fourth quarter of 1994. In addition, interest associated with borrowings to finance construction of NABI's biopharmaceutical facility is being capitalized as project cost until the facility is available for commercial production.

  Other Factors. The effective income tax rates remained stable at 38% and 38.3% for the first half of 1995 and 1994, respectively, and differed from the federal statutory rate principally due to state income taxes and non-deductible foreign losses in 1995, offset by the effects of foreign trade income.

 1994 as Compared to 1993

  NABI achieved record sales, operating income and net income for the year ended December 31, 1994. Operating income rose 106% to $17.4 million compared to $8.5 million in the prior year. Net income for 1994 was $7.9 million or $0.45 per share, versus $3.5 million or $0.26 per share in the prior year.

  Sales. Sales for 1994 increased 62% to $164.7 million compared to $101.6 million, reflecting an increase in plasma sales of $58.8 million, an increase in therapeutic product sales of $2.7 million and an increase in diagnostic products and services of $1.6 million. Sales of source and specialty plasmas were $144 million in 1994 compared to $85.2 million in 1993. The 69% increase in plasma sales was primarily attributable to source plasma shipments resulting from the PBI acquisition and to increased plasma shipments, primarily specialty plasma, from NABI's other plasma centers. Sales of therapeutic products increased to $9.3 million in 1994, compared to $6.6 million in the prior year, primarily due to increased sales of H-BIG.

  Gross Margin. Gross margin for 1994 was $33.3 million or 20.2%, compared to $20 million or 19.7% in 1993. The increase resulted from increased shipments of higher margin specialty plasma and additional source plasma shipments resulting primarily from the PBI acquisition. Gross margin percentages improved over 1993 as a result of increased sales volume of specialty plasma and the profit contribution from record sales of H-BIG and diagnostic control products. The significant increase in source plasma sales from PBI partially offset the otherwise improved product mix and reduced the gross margin as a percentage of sales.

  Selling, General and Administrative Expense. Selling, general and administrative expense was $12.2 million or 7.4% of sales in 1994, compared to $8.1 million or 8.0% of sales in 1993. While expenses declined as a percentage of sales, expenses increased primarily as a result of personnel and other corporate expenses generally associated with the acquisition and continuing operations of PBI.

  Other Operating Expense. Other operating expense was $3.7 million or 2.2% of sales for 1994, compared to $3.4 million or 3.4% of sales for 1993 primarily as a result of increased amortization expense associated with the PBI acquisition.

  Interest Expense. Interest expense decreased slightly to $3 million or 1.9% of sales in 1994 from $3.1 million or 3% in 1993. Increased interest expense associated with indebtedness incurred as a result of the PBI acquisition was offset by the reduction in interest expense associated with the early retirement of NABI's 11% senior subordinated notes and a contingent purchase price obligation in October 1994.

  Other Factors. The effective income tax rates were 40.1% and 36.9% for 1994 and 1993, respectively. The effective rate for 1994 differs from the federal statutory rate of 35% principally due to state income taxes and non-deductible foreign losses, offset by the effects of foreign trade income. The increase in the 1994 tax rate was due primarily to a reduction in the ratio of foreign trade income to overall revenue and foreign losses in 1994.

  Net income for 1994 reflects an extraordinary charge of $717,000 or $0.04 per share, which reflects the immediate recognition and expense of deferred debt discount and debt issue costs associated with NABI's early retirement of its 11% senior subordinated notes in October 1994.

 1993 as Compared to 1992

  NABI experienced record sales, operating income and net income for the year ended December 31, 1993. Operating income increased to $8.5 million or 8.3% of sales for 1993, compared to $1.9 million or 2.2% of sales for 1992. Net income was $3.5 million or $0.26 per share in 1993, compared to a net loss of $573,000, or ($0.04) per share, in 1992.

  Sales. Sales for 1993 increased 23.3% to $101.6 million compared to $82.4 million for 1992, reflecting an increase in plasma sales of $15.5 million, an increase in sales of therapeutic products of $5.2 million and a decrease in sales of diagnostic products and services of $1.5 million. Sales of source and specialty plasmas were $85.2 million in 1993 compared to $69.7 million in 1992. The 22.3% increase in plasma sales is primarily attributable to an increase in unit shipments and improved pricing of source and specialty plasmas in response to the continued worldwide demand for plasma products. Sales of therapeutic products increased to $6.6 million in 1993, compared to $1.4 million in the prior year, primarily as a result of a full year of sales of H-BIG. Sales of diagnostic products and services decreased to $9.8 million compared to $11.3 million in the prior year, due to a decline in revenues from testing under government contracts.

  Gross Margin. Gross margin improved to 19.7% for 1993, from 13.6% in 1992. The improved margin resulted primarily from sales of H-BIG, increased sales of higher margin specialty plasmas and overall improved pricing on plasma products.

  Selling, General and Administrative Expense. Selling, general and administrative expense was $8.1 million or 8.0% of sales in 1993, as compared to $6.9 million or 8.4% of sales in 1992. While expenses decreased as a percentage of sales, the dollar increase was primarily attributable to the fact that NABI paid no management incentive compensation in 1992.

  Other Operating Expense. Other operating expense was $3.4 million or 3.4% of sales in 1993, compared to $2.4 million or 3.0% of sales in 1992. The increase was principally due to amortization expense associated with the March 1992 acquisition from Continental Pharma Cryoson Inc. ("CPCI") of certain operating assets of CPCI's Biologicals Division and royalties associated with the September 1992 acquisition of H-BIG.

  Interest Expense. Interest expense was $3.1 million in 1993, compared to $2.4 million in 1992. The increase was principally due to indebtedness incurred as a result of the acquisition in March 1992 from CPCI of its Biologicals Division and a controlling interest in NABI's capital stock.

  Other Factors. The effective tax rate for 1993 was 36.9%, which differs from the federal statutory rate of 35.0% principally due to state income taxes, goodwill and other amortization, offset by the effects of foreign trade income. Effective January 1, 1993, NABI changed its method of accounting for income taxes from the deferred method to the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The cumulative effect of adopting this Statement was an increase in net income of $100,000, or $0.01 per share, in 1993.

  NABI incurred a net operating loss in 1992 and, accordingly, no provision for federal or state income taxes was recorded. The effective tax rate differed from the federal statutory rate in 1992, principally due to goodwill amortization and net operating loss benefits not utilized, offset by the effects of foreign trade income.

LIQUIDITY AND CAPITAL RESOURCES

  As of June 30, 1995, NABI's current assets exceeded current liabilities by $30 million as compared to a net working capital position of $25.6 million at December 31, 1994. Approximately $8.7 million in a term loan and $6.1 million in revolving credit loans, under the existing $12 million revolving credit facility, were outstanding under a credit agreement with NABI's principal lender at June 30, 1995. On July 17, 1995, in connection with the acquisition of nine plasma centers, NABI's principal lender extended its commitment under the revolving line of credit to $18 million through December 31, 1995. In addition, NABI had $15 million in flexible term notes outstanding, the proceeds of which were used to finance the construction of a new biopharmaceutical facility. The flexible term note agreement provides for a maximum outstanding principal amount of $18 million.

  Projected capital expenditures for the remainder of 1995 include the completion of construction of the new biopharmaceutical manufacturing facility, which also includes NABI's executive offices; plasma center renovations and relocations; and recurring improvements and continued automation of NABI's laboratories and warehouse facilities. NABI expects that these expenditures and NABI's working capital requirements will be furnished by a combination of funds on hand, borrowings under the term note agreement, cash flow from operations and bank borrowings, as required, under NABI's credit agreement.

PRICING

  Sales of NABI's plasma, therapeutic products, and diagnostic products and services are made on a negotiated price basis, except with respect to large volume testing for the U.S. Government. Such negotiations are influenced by existing industry conditions at the time, including inflationary and supply/demand conditions. Most of NABI's plasma is sold pursuant to long term contracts generally with annual repricing provisions which fix prices for a year. This limits NABI's vulnerability to short term declines in pricing, but also limits its short term opportunities to increase prices during periods of high demand. In addition, NABI may be adversely or beneficially affected if its costs of producing and selling plasma rise or fall during the contract year for which pricing is fixed. No central or established market exists which would provide a reasonable basis for the prediction of changing prices with any certainty.

INFLATION

  Management believes that inflation generally produces a favorable trend on sales with offsetting unfavorable effects on the cost of products sold and other operating expenses. As a result, with the possible exception of borrowing costs, inflation has no significant effect on NABI's results of operations or financial condition.

                  NABI MANAGEMENT AND EXECUTIVE COMPENSATION

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of NABI as of October 20, 1995, and their ages as of such date, are as follows:

           NAME            AGE                     POSITION
           ----            ---                     --------
David J. Gury.............  56 Chairman of the Board, President and Chief
                                Executive Officer
John C. Carlisle..........  49 Executive Vice President, Chief Operating
                                Officer and Director
Alfred J. Fernandez.......  46 Vice President, Finance and Chief Financial
                                Officer
Pinya Cohen, Ph.D.........  59 Vice President, Quality Assurance and Regulatory
                                Affairs
Raj Kumar, D.Sc...........  48 Senior Vice President
Stephen W. Weston.........  47 Vice President, Plasma Operations
Paul W. Bogikes...........  83 Director
David L. Castaldi.........  55 Director
Richard A. Harvey, Jr.....  46 Director
David A. Thompson.........  53 Director

  DAVID J. GURY has served as NABI's Chairman of the Board, President and Chief Executive Officer since April 3, 1992. Previously, since May 21, 1984, he was NABI's President and Chief Operating Officer. He has been a director of NABI since 1984. From July 1977 until his employment by NABI, Mr. Gury was employed by Alpha Therapeutic Corporation ("Alpha") (formerly Abbott Scientific Products) as Director of Plasma Procurement (through October 1980), General Manager, Plasma Operations (through October 1981) and Vice President, Plasma Supply (through May 1984). In these capacities, Mr. Gury had executive responsibilities for plasma procurement and operation of plasmapheresis centers.

  JOHN C. CARLISLE was elected a director in August 1995. Mr. Carlisle joined NABI in January 1994 and was elected Executive Vice President and Chief Operating Officer in March 1994. From August 1989 to January 1994 he was President and Chief Executive Officer of PBI. From June 1981 to August 1989 he served as Director of Plasma Supply for Alpha.

  ALFRED J. FERNANDEZ is Vice President, Finance and Chief Financial Officer of NABI and has served in that capacity since April 5, 1989. Previously, Mr. Fernandez had been associated with Rachlin & Cohen, Certified Public Accountants, in Miami, Florida as Director of Accounting and Audit Services since January 1988. Mr. Fernandez was employed by the Chattahoochee Financial Corporation in Atlanta, Georgia from May 1986 to September 1987 as Executive Vice President and Chief Financial Officer, with responsibility over all financial, accounting and investment functions. For more than five years prior to that time, Mr. Fernandez served as a Senior Manager with Price Waterhouse, an international public accounting firm.

  PINYA COHEN, PH.D. joined NABI in August 1992 as Vice President, Quality Assurance and Regulatory Affairs. From 1990 to 1992, he was Vice President, Regulatory Affairs for Connaught Laboratories, Inc. From 1976 to 1990, Dr. Cohen was Vice President, Quality Control and Regulatory Affairs at Merieux Institute, Inc. Prior to that time, from 1972 to 1976, he was Director of the Plasma Derivatives Branch, Bureau of Biologics, FDA and from 1964 to 1972, he was Director of the Plasma Derivatives Branch, Division of Biologics Standards, NIH.

  RAJ KUMAR, D.SC. has been Senior Vice President since May 1990. Prior to that time, since March 1986, he was Vice President, Operations of NABI. Previously, he was Director of Operations of NABI and has been with NABI since 1974.

  STEPHEN W. WESTON joined NABI as Vice President, Plasma Operations in March 1992. Prior to that time, he was Vice President, Finance and Chief Financial Officer for TSI Security Acquisition Corporation in Deerfield Beach, Florida since August 1990. From September 1988 to July 1990, Mr. Weston was employed by ConPharma Home Healthcare, Inc. in Buffalo, New York as Vice President, Finance and Chief Financial Officer. For more than four years prior to that time, Mr. Weston served as Vice President, Finance and Chief Financial Officer of NABI.

  PAUL BOGIKES has been a director of NABI since 1987. He has been active since 1977 in the operations of Medical Implements Company, a company owned by him that supplies blood related reagents, components and fractions. For more than forty years, Mr. Bogikes has been involved in businesses relating to human and animal blood, including establishing plasma collection operations.

  DAVID L. CASTALDI has been a Director of NABI since July 1994. Mr. Castaldi is currently acting as a consultant for Genzyme Tissue Repair, Inc. He was one of the founders of BioSurface Technology, Inc. ("BioSurface"), and served as its President and Chief Executive Officer and as a director since March 1987. Genzyme Corporation acquired BioSurface in December 1994. From 1971 to 1987, Mr. Castaldi worked for Baxter Travenol Laboratories, Inc. where he served, from 1977 to 1987, as President of the Hyland Therapeutics Division, a worldwide manufacturer and marketer of therapeutic biological pharmaceuticals.

  RICHARD A. HARVEY, JR. has been a director of NABI since 1992. He has been President of BNYA, a Boston investment banking firm, since November 1991. Previously, from April 1988 to November 1991, he was a Managing Director of BNYA, and from April 1980 to April 1988 he was a Senior Vice President of Shearson Lehman Brothers.

  DAVID A. THOMPSON has been a director of NABI since 1990. In June 1995, he retired as Senior Vice President of Abbott Laboratories and as President of its Diagnostics Division, positions he had held since August 1983. Prior to that time he served in various capacities at Abbott and its Ross Laboratories Division, including Vice President of Personnel, Vice President of the Materials Management Division, Vice President of Operations and Director of Manufacturing and Engineering.

  Officers of NABI serve at the pleasure of the Board of Directors, subject to the terms of any employment agreement with NABI. See "Employment Agreements." The term of office of each director of NABI ends at the next annual meeting of NABI's stockholders or when his successor is elected and qualified. There are no family relationships among any of NABI's officers and directors.

SUMMARY COMPENSATION TABLE

  The following table contains a summary of the annual, long-term and other compensation of NABI's executive officers at December 31, 1994, including its Chief Executive Officer, for each of NABI's fiscal years ended December 31, 1994, 1993 and 1992.

                                              ANNUAL                LONG TERM COMPENSATION
                                          COMPENSATION                      AWARDS
                              ------------------------------------- -----------------------
                                                                    RESTRICTED  SECURITIES
        NAME AND                                    OTHER ANNUAL      STOCK     UNDERLYING     ALL OTHER
   PRINCIPAL POSITION    YEAR SALARY($) BONUS($) COMPENSATION($)(1) AWARDS($)   OPTIONS (#) COMPENSATION($)
   ------------------    ---- --------- -------- ------------------ ----------  ----------- ---------------
David J. Gury........... 1994  288,750  407,826        27,460            --       78,555        33,253(3)
 Chairman of the Board,  1993  244,712  203,350           --          27,750(2)   67,627        44,739
 President and Chief     1992  218,484      --         43,396         89,000(2)   60,000        36,380
 Executive Officer
John C. Carlisle(4)..... 1994  175,270  184,630        45,144            --       46,830         2,682(3)
 Executive Vice          1993      --       --            --             --          --            --
 President and Chief     1992      --       --            --             --          --            --
 Operating Officer
Alfred J. Fernandez..... 1994  153,115  147,283           --             --       24,125         4,104(3)
 Vice President--        1993  137,500   76,450           --             --       30,000         4,589
 Finance and Chief       1992  129,250      --            --          35,600(2)   35,000         1,783
 Financial Officer
Raj Kumar, D.Sc......... 1994  170,196  130,304           --             --       26,380         3,754(3)
 Senior Vice President   1993  161,942   83,600           --             --       35,000         5,376
                         1992  141,250      --            --          12,460(2)   40,000         4,201
Stephen W. Weston(4).... 1994  138,317  110,054           --             --       21,350         3,059(3)
 Vice President--        1993  121,000   67,650           --             --       25,000         3,387
 Operations              1992   89,086      --            --             --       30,000           292

--------
(1) Includes $38,544 paid for moving expenses for Mr. Carlisle in 1994 and $15,000 paid for a club membership for Mr. Gury in 1992.
(2) The number and value of restricted stock holdings as of December 31, 1994 for each of Messrs. Gury, Fernandez and Kumar were, respectively, 37,000 shares ($277,500), 10,000 shares ($75,000) and 3,500 shares ($26,250).
    Values reflected in the table were determined using per share values of $3.56 and $2.31, the closing prices of NABI Common Stock on Nasdaq on April 6, 1992 and February 26, 1993, respectively, the dates of the grants. The closing price of NABI Common Stock on Nasdaq on December 31, 1994 was $7.50. Such shares of restricted stock vest not less than three years from the grant date, were granted under terms which require their forfeiture to NABI in the event that the holder leaves the employment of NABI prior to vesting and may not be transferred while they are subject to forfeiture. In the case of Mr. Gury, however, if his employment is terminated without cause (as defined), his shares of restricted stock cease to be subject to forfeiture and to restrictions on transfer. See "Employment Agreements." No cash dividends have been previously paid on NABI Common Stock and none are currently anticipated.
(3) Includes premiums for life insurance in the amounts of $31,003, $782, $1,854, $1,504 and $809 paid by NABI on behalf of, respectively, Messrs. Gury, Carlisle, Fernandez, Kumar and Weston. Also includes contributions under NABI's 401(k) plan in the amounts of $2,250, $1,900, $2,250, $2,250 and $2,250 on behalf of Messrs. Gury, Carlisle, Fernandez, Kumar and Weston, respectively.
(4) Mr. Carlisle and Mr. Weston became executive officers in March 1994 and April 1992, respectively.

OPTION GRANTS IN LAST FISCAL YEAR

  The following table contains information with respect to stock options granted to the Chief Executive Officer and the named executive officers during 1994. NABI has not granted SARs.

                                                                             POTENTIAL REALIZABLE VALUE
                                                                               AT ASSUMED ANNUAL RATES
                                                                             OF STOCK PRICE APPRECIATION
                                          INDIVIDUAL GRANTS                       FOR OPTION TERMS
                         --------------------------------------------------- ----------------------------
                           NUMBER OF    PERCENT OF
                          SECURITIES   TOTAL OPTIONS
                          UNDERLYING    GRANTED TO
                            OPTIONS    EMPLOYEES IN    EXERCISE   EXPIRATION
                         GRANTED(#)(1)  FISCAL YEAR  PRICE ($/SH)    DATE        5%($)        10%($)
                         ------------- ------------- ------------ ---------- ------------- --------------
David J. Gury...........    78,555         19.0%         6.75     3/02/2004        333,469       845,076
John C. Carlisle........    46,830         11.3%         6.75     3/02/2004        198,795       503,786
Alfred J. Fernandez.....    24,125          5.8%         6.75     3/02/2004        102,412       259,531
Raj Kumar, D.Sc.........    26,380          6.4%         6.75     3/02/2004        111,984       283,790
Stephen W. Weston.......    21,350          5.2%         6.75     3/02/2004         90,632       229,678

--------
(1) Each option becomes exercisable with respect to 25% of the shares subject to the option on each of March 3, 1995, 1996, 1997 and 1998. The Compensation Committee may at any time accelerate the exercisability of any option. In addition, in the event of a change in control of NABI (as determined by the Compensation Committee), the Committee may take such actions with respect to the options as it considers equitable and in the best interests of NABI. Under the terms of certain of the officers' employment agreements, if any such officer is terminated without cause (as defined), one-half or more of his unvested options will immediately become exercisable. See "Employment Agreements."


AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

  The following table shows certain information concerning the aggregate number and dollar value of all options exercised and the total number of unexercised options held by the Chief Executive Officer and the named executive officers as of December 31, 1994.

                                                    NUMBER OF SECURITIES
                                                         UNDERLYING      VALUE OF UNEXERCISED
                                                        UNEXERICSED          IN-THE-MONEY
                                                         OPTIONS AT           OPTIONS AT
                                                    DECEMBER 31, 1994(#) DECEMBER 31, 1994($)
                           SHARES                   -------------------- --------------------
                         ACQUIRED ON     VALUE          EXERCISABLE/         EXERCISABLE/
                         EXERCISE(#) REALIZED($)(1)    UNEXERCISABLE       UNEXERCISABLE(2)
                         ----------- -------------- -------------------- --------------------
David J. Gury...........   66,666       333,330       421,956/192,626     2,667,562/653,069
John C. Carlisle........      --            --          65,528/46,830        318,466/35,123
Alfred J. Fernandez.....   20,000       116,250         72,000/77,125       408,646/286,773
Raj Kumar, D.Sc.........   54,000       248,468         41,750/85,630       207,201/317,766
Stephen W. Weston.......      --            --          21,250/55,100        91,522/172,378

--------
(1) Value is calculated based on the difference between the option exercise price and the closing market price of NABI Common Stock on the date of exercise multiplied by the number of shares to which the exercise relates.
(2) Calculated using the difference between the option exercise prices and $7.50, the closing price of NABI Common Stock on Nasdaq on December 31, 1994.

EMPLOYMENT AGREEMENTS

  NABI has employment agreements (collectively, the "Employment Agreements," and each individually, an "Employment Agreement") with each of the named executive officers other than Dr. Kumar. The Employment Agreements with Messrs. Fernandez and Weston were effective on August 1, 1995 and have terms expiring on July 31, 1998. The Employment Agreement with Mr. Carlisle, effective January 27, 1994, expires on December 31, 1996. The base salaries paid under the Employment Agreements to Messrs. Fernandez and

Weston are $171,000 and $159,000, respectively, through the one-year period ending March 31, 1996. The base salary under the Employment Agreement with Mr. Carlisle is $225,000 per year through March 31, 1996. Under the Employment Agreements, each of the employees is entitled to receive additional compensation and annual bonuses as determined by the Compensation Committee, term life insurance and a monthly automobile allowance, and is eligible to participate in NABI's benefit plans and programs. Each of the Employment Agreements provides that it may be terminated by either the employee or NABI prior to the expiration of the term of the Agreement; however, if the employee is terminated without cause (as defined) he is entitled to receive a severance payment in the amount of 100% of his then-current annual salary and the continuation of certain benefits for specified periods following termination. In addition, for Messrs. Fernandez and Weston, all of the employee's then-unvested stock options will vest and become exercisable. Each of the Employment Agreements provides that the employee will not compete with NABI for a period of one year after his employment terminates.

  Mr. Gury's Employment Agreement was effective January 1, 1993 and expires December 31, 1997, and continues thereafter for successive one-year terms unless at least 180 days' prior notice of termination is given by either Mr. Gury or NABI. Mr. Gury's base salary under the Employment Agreement is $365,000 through the one-year period ending March 31, 1996. Mr. Gury's base salary is subject to increase at the discretion of the Compensation Committee. Mr. Gury is entitled to participate in bonus plans maintained by NABI for senior executives and may receive additional bonuses at the discretion of the Compensation Committee. The Agreement also provides that Mr. Gury shall receive other specified benefits. NABI may terminate Mr. Gury's employment at any time prior to the expiration of the original term of the Employment Agreement. If this termination is without cause (as defined in the Employment Agreement), for the longer of the balance of the initial five-year term or three years, Mr. Gury will be entitled to receive each year an amount equal to his salary at the time of termination plus his average bonus for the last three fiscal years. In addition, all restricted stock awarded to Mr. Gury will no longer be subject to forfeiture or contractual restrictions on transfer and one-half of his then-unvested stock options will vest and become exercisable. During such period, Mr. Gury shall continue to receive all benefits that he is otherwise entitled to receive under the Employment Agreement and professional out-placement services at NABI's expense. The Agreement also provides for severance benefits in the event either NABI or Mr. Gury terminates Mr. Gury's employment following the initial five-year term. Mr. Gury's Employment Agreement provides that he will not compete with NABI during any period in which he is receiving severance payments.

DIRECTOR COMPENSATION

  During 1994, NABI paid its directors other than Mr. Gury an annual fee of $7,000 plus a fee of $300 for each meeting of the NABI Board of Directors or any committee thereof attended by the director, unless the director participated in any such meeting by conference telephone, in which case the fee was $100. In August 1995, the Board of Directors voted to increase the annual fee paid to non-employee directors to $10,000. No directors' fees are paid to directors for attendance at committee meetings which are scheduled in connection with meetings of the Board of Directors. Directors are also reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors and its committees. Non-employee directors are also eligible to receive options under NABI's Stock Plan for Non-Employee Directors.

                          NABI PRINCIPAL STOCKHOLDERS

  The following table sets forth information as of October 20, 1995 with respect to (i) each director of NABI, (ii) the named executive officers, (iii) all officers and directors of NABI as a group and (iv) each person who is known by NABI to be the beneficial owner of more than five percent of NABI Common Stock as of such date. This information has been furnished by the persons listed in the table.

                                                     SHARES        PERCENT OF
                                                  BENEFICIALLY    OUTSTANDING
              NAME OF BENEFICIAL OWNER              OWNED(1)      SHARES OWNED
              ------------------------            ------------    ------------
   Directors
   David J. Gury.................................    664,849(2)        3.3%
   Paul Bogikes..................................     15,000(3)         (4)
   John C. Carlisle..............................     98,809(5)         (4)
   David L. Castaldi.............................      7,001(3)         (4)
   Richard A. Harvey, Jr.........................      5,000(6)         (4)
   David A. Thompson.............................     10,000(3)         (4)
   Named Executive Officers
   David J. Gury.................................    664,849(2)        3.3%
   John C. Carlisle..............................     98,809(5)         (4)
   Alfred J. Fernandez...........................    137,281(7)         (4)
   Raj Kumar, D.Sc...............................    117,695(8)         (4)
   Stephen W. Weston.............................     40,337(9)         (4)
   All Officers and Directors as a Group (10
    Persons).....................................  1,110,339(10)       5.5%
   Five Percent or Greater Stockholders
   Abbott Laboratories...........................  2,000,000(11)      10.2%
    One Abbott Park Road
    Abbott Park, IL 60064-3500
   FMR Corp......................................  1,424,061(12)       7.3%
    82 Devonshire Street
    Boston, MA 02109

--------
(1) Unless otherwise noted, the nature of beneficial ownership consists of sole voting and investment power.

(2) Includes (a) an aggregate of 72,100 shares of NABI Common Stock owned by Mr. Gury's wife and 9,000 shares held by Mr. Gury as trustee under a trust for the benefit of his mother, as to all of which Mr. Gury disclaims beneficial ownership, (b) an aggregate of 346,851 shares of NABI Common Stock which may be acquired under stock options which are presently exercisable or may be exercised within 60 days of October 20, 1995 and (c) 12,000 shares of NABI Common Stock which may not be transferred until the shares vest and which are subject to forfeiture to NABI in the event that Mr. Gury leaves the employment of NABI before the shares vest, which occurs with respect to one-third of the shares on each of February 26, 1996, 1997 and 1998. The restrictions on transfer and the forfeiture provisions described above lapse in the event that Mr. Gury's employment with NABI is terminated without cause (as defined).

(3) Includes 5,000 shares of NABI Common Stock which may be acquired under stock options exercisable within 60 days of October 20, 1995.

(4) Percentage of NABI Common Stock beneficially owned is less than 1%.

(5) Includes 11,707 shares of NABI Common Stock which may be acquired under stock options which are presently exercisable or may be exercised within 60 days of October 20, 1995.

(6) Shares of NABI Common Stock which may be acquired under stock options exercisable within 60 days of October 20, 1995.

(7) Includes an aggregate of 107,281 shares of NABI Common Stock which may be acquired under stock options which are presently exercisable or may be exercised within 60 days of October 20, 1995. Mr. Fernandez owns 30,000 shares jointly with his wife.

(8) Includes an aggregate of 54,095 shares of NABI Common Stock which may be acquired under stock options which are presently exercisable or may be exercised within 60 days of October 20, 1995.

(9) Shares of NABI Common Stock which may be acquired under stock options which are presently exercisable or may be exercised within 60 days of October 20, 1995.

(10) See notes 2, 3, 5, 6, 7, 8 and 9 above.

(11) Based upon a Schedule 13D dated October 15, 1992 filed by Abbott. See "NABI Certain Transactions" with respect to voting and other agreements concerning these shares.

(12) Based upon information provided by FMR Corp., which only has sole dispositive power with respect to the shares.

                           NABI CERTAIN TRANSACTIONS

ABBOTT LABORATORIES

  In 1992 NABI acquired certain assets from Abbott relating to H-BIG, a proprietary FDA-licensed product currently used to provide passive immunity from exposure to hepatitis B. In consideration for the acquisition of the assets, NABI issued to Abbott 2,000,000 shares of NABI Common Stock (which Abbott continued to hold as of October 20, 1995) and agreed to pay Abbott royalties based upon sales of H-BIG. NABI accrued approximately $1,426,000 to Abbott in 1994 in respect of this royalty. In the H-BIG transaction, Abbott also agreed to manufacture H-BIG for NABI under a license from NABI and to act as NABI's exclusive distributor in specified Latin American and Far East territories. NABI accrued approximately $120,000 in distribution fees to Abbott in 1994.

  In connection with the H-BIG acquisition, Abbott and NABI entered into a shareholder agreement (the "Shareholder Agreement") which governs the rights of Abbott and the companies Abbott controls (collectively, the "Abbott Group") with respect to all shares of NABI Common Stock from time to time held by the Abbott Group. The Shareholder Agreement requires the Abbott Group to vote its shares of NABI Common Stock both for NABI's nominees to NABI's Board of Directors and, unless NABI otherwise consents in writing or the stockholders are voting on a "significant event," on all other matters to be voted on by NABI's stockholders in the same proportion as the votes cast by NABI's other stockholders. For purposes of the Shareholder Agreement, the Merger constitutes a "significant event." The Shareholder Agreement also imposes certain restrictions on the right of the Abbott Group to acquire or transfer any shares of NABI Common Stock, provides NABI with certain repurchase rights and obligations with respect to the shares of NABI Common Stock held by the Abbott Group and requires NABI to register the resale of such shares under the Securities Act upon notice from the Abbott Group after September 30, 1995. Such registration rights terminate on September 30, 1998. The Shareholder Agreement terminates on the earlier of September 30, 2002 or two years from the date the voting power of the Abbott Group falls below five percent. The voting power of the Abbott Group will not fall below 5% as a result of the Merger.

  In November 1992, NABI acquired Abbott's rights and assets associated with HIV-IG. In consideration for the sale of these rights and assets, Abbott will receive a royalty based on commercial sales of HIV-IG. To date, no royalties have been paid or are owing to Abbott with respect to HIV-IG.

  In 1992 NABI and Abbott entered into a Plasma Data Management System License and Lease Agreement under which Abbott agreed to develop for and lease to NABI a proprietary computer system for managing data from NABI's testing of blood and blood components. The agreement has a term of seven years commencing on the date that Abbott certifies that the system has been installed and is operational, at which time monthly lease payments become due aggregating approximately $970,000 per year (depending upon the number of NABI's facilities using the system). NABI accrued approximately $167,000 in lease payments under this agreement during 1994.

  During 1994, NABI also sold approximately $6,103,000 of plasma, diagnostic and other products and testing services to Abbott and purchased approximately $11,260,000 of reagents, testing supplies and other products from Abbott.

PREMIER BIORESOURCES, INC.

  On January 27, 1994, NABI acquired PBI by means of a merger in which PBI became a wholly owned subsidiary of NABI. In connection with the merger, NABI issued 1,771,584 shares of NABI Common Stock and paid $222,119 in cash to the stockholders of PBI.

  John C. Carlisle, the President, Chief Executive Officer and a stockholder of PBI immediately before its acquisition by NABI, became the Executive Vice President and Chief Operating Officer of NABI after the acquisition.

  Pursuant to the terms of the PBI acquisition, William A. Davies became a director of NABI; however, Mr. Davies resigned as a director of NABI on February 7, 1995. Before the PBI acquisition and during his tenure as a director of NABI, Mr. Davies held an interest in the general partner of CGW Southeast Partners I, L.P. ("CGWSP"), which was the controlling stockholder of PBI prior to its acquisition by NABI. As a result of the PBI acquisition, CGWSP owned 1,176,680 shares (or approximately 7.6%) of the outstanding NABI Common Stock. In connection with a public offering of NABI Common Stock consummated on October 6, 1994 (the "1994 Offering"), CGWSP sold 1,176,680 shares of NABI Common Stock, representing all its shares of NABI Common Stock, at the public offering price of $6.50 per share (before underwriting discounts and commissions).

  Richard A. Harvey, Jr., a director of NABI, is President of BNYA, a Boston investment banking firm. During 1994, BNYA provided investment banking services to NABI in connection with the PBI acquisition. NABI paid BNYA a financial advisory fee of $261,660 for its services.

  Expenses incurred in connection with the 1994 Offering as a result of CGWSP's participation in the offering were paid by NABI.

CONTINENTAL PHARMA CRYOSAN INC.

  In 1992, NABI purchased from CPCI certain operating assets of CPCI's Biologicals Division and repurchased from CPCI and ConPharma Home HealthCare, Inc., a subsidiary of CPCI, certain shares of NABI's capital stock. Since before the CPCI acquisition, Thomas O. Hecht has been Chairman of the Board, Chief Executive Officer and the controlling shareholder of CPCI and, until his resignation on February 7, 1995, he was a director of NABI.

  As additional purchase price in connection with the CPCI acquisition, NABI agreed to make annual payments to CPCI based upon a percentage of NABI's net sales of source plasma (excluding specialty plasmas) for a period of seven years, subject to extension in the event CPCI was not paid at least $11.0 million over the seven-year period (the "Contingent Payments"). On January 27, 1994, in connection with the acquisition of PBI, the percentage of net sales payable to CPCI as Contingent Payments was amended to reduce the percentage after CPCI has received Contingent Payments equal to $11.0 million.

  In August 1994, CPCI and NABI agreed to modify the additional purchase price agreement to provide for a single lump sum payment of $6.5 million plus accrued additional payments through September 30, 1994, in full satisfaction of NABI's obligations to make Contingent Payments. This amount was paid to CPCI from NABI's proceeds from the 1994 Offering. Also in connection with the 1994 Offering, CPCI purchased 750,000 shares of NABI Common Stock under a warrant for a price per share of $3.25, all of which it sold in the 1994 Offering.

  Expenses incurred in connection with the 1994 Offering as a result of CPCI's participation in the offering were paid by NABI.

MERGER TRANSACTIONS

  BNYA provided investment banking services to NABI in connection with the Merger. NABI has incurred fees associated with the Merger to BNYA totalling $120,000 plus expenses as of October 20, 1995.

  Mr. Castaldi has performed consulting services in connection with the Merger. Fees accrued through October 20, 1995 totalled $52,000.

OTHER MATTERS

  Mr. Gury was indebted to NABI during 1994 primarily under notes previously issued to NABI to purchase shares of NABI Common Stock under a stock purchase plan in effect at the time of the purchase. Since January

1, 1994, the largest amount of such indebtedness was $187,492. In February 1994 the indebtedness was paid in full. Such indebtedness was secured by a pledge of shares of NABI Common Stock and accrued interest, during 1994, at a weighted average interest rate of 6.1% during such period of indebtedness.

  Mr. Carlisle was indebted to NABI under a note issued to NABI on September 12, 1994. The largest amount of such indebtedness during 1994 was $131,337. In March 1995, the indebtedness was paid in full. Such indebtedness was secured by a pledge of shares of NABI Common Stock and accrued interest, during 1994 and 1995, at a weighted average interest rate of 8.5% during such period of indebtedness.

                                UNIVAX BUSINESS

GENERAL

  Univax is a biopharmaceutical company whose mission is to develop and market products for the prevention and treatment of serious infectious diseases and their associated complications through activation and targeting of the human immune system. In pursuing this mission, Univax is developing two broad-based product lines--vaccines for long-term protection and specific polyclonal antibodies for immediate, short-term protection and therapeutic intervention. Univax currently has one product licensed for marketing by the FDA and seven additional products under development, three of which are in human clinical trials.

  Within its overall mission, Univax's primary strategic focus is the prevention and treatment of serious bacterial infections, particularly those that are hospital-acquired or associated with chronic disease. In recent years there has been a dramatic increase both in the overall incidence of these infections and in bacterial resistance to the antibiotics used to treat them. The increase in overall infection incidence has been caused by a number of factors, including an increase in the number of lengthy, sophisticated surgeries, greater use of invasive medical devices and longer-term survival of patients with chronic conditions, as well as a dramatic rise in the number of severely immune-compromised patients. Antibiotic resistance is becoming more prevalent, primarily because the massive and frequent use of antibiotics places bacteria under intense selective pressure to mutate in order to resist and survive the antibiotics. Because many bacteria can easily transfer resistance traits to other bacteria, resistance can quickly spread both within and between bacterial populations. The combination of increased infection incidence and greater antibiotic resistance has led to the need for new products to prevent and treat serious bacterial infections.

  Univax's two product lines aimed at infectious diseases are derived from Univax's extensive technology base for developing advanced immunizing agents that can be used to stimulate the body's production of antibodies against specific infectious diseases. Univax's vaccine products rely on these immunizing agents to stimulate "active immunity" so that individuals will develop their own antibodies to fight off infections. Univax's SPA products are derived from the plasma of healthy individuals whose antibody levels against a specific infectious disease have been heightened through stimulation using Univax's immunizing agents. These specific polyclonal antibodies are administered to provide "passive immunity" against infection in immune-compromised patients or patients who are immediately at risk and therefore do not have time to mount their own antibody response.

  Univax's lead product, WinRho SD, was recently licensed for marketing by the FDA. WinRho SD is an SPA product designed for the treatment of ITP and the suppression of Rh isoimmunization. ITP is a blood disorder characterized by abnormally low platelet levels. Because platelets are required for blood clotting, the disorder can result in uncontrolled bleeding, which in certain cases can be life-threatening. Rh isoimmunization can complicate the pregnancy of an Rh-negative mother who is exposed to the blood of her Rh-positive baby during birth or the last trimester of pregnancy. WinRho SD already has received marketing approval in Canada and is being sold there for the suppression of Rh isoimmunization. WinRho SD is under marketing review by Canadian regulatory authorities for the treatment of ITP. Univax obtained exclusive United States marketing rights to WinRho SD from Rh Pharmaceuticals, a Canadian pharmaceutical company, in late 1992. Univax plans to initiate at least three Phase IV clinical trials for WinRho SD. At least one of the trials is expected to begin in the fourth quarter of 1995 and the others are expected to begin in 1996.

  Within Univax's primary focus on bacterial infections, two complementary products are under development for the prevention and treatment of Staphylococcus aureus ("Staph A") infections. One of these products, StaphVAX, is a vaccine which has recently completed a Phase II clinical trial in peritoneal dialysis patients who are at chronic risk of Staph A infections. The clinical trial showed the vaccine to be safe but ineffective against Staph A peritonitis. As a result, Univax is designing a Phase II clinical trial with StaphVAX in hemodialysis patients and expects to begin dosing studies in early 1996. Univax also intends to utilize its Staph A immunizing agent as a stimulant to develop StaphGAM, an SPA product for use in trauma and certain surgery patients to combat infections caused by Staph A bacteria. A preliminary donor stimulation trial with this immunizing agent which began in July 1994 was recently concluded, and a six month follow-on donor stimulation trial was initiated in September 1995.

  Also within its bacterial infection program, Univax is developing HyperGAM+CF, an SPA product directed at Pseudomonas infections, which are a major cause of bronchitis, pulmonary failure and death in cystic fibrosis patients. A donor stimulation program with the immunizing agent is ongoing and a Phase I/II clinical trial of HyperGAM+CF was completed in 1994. The Phase I/II study demonstrated that HyperGAM+CF had a good safety profile and a circulating half-life consistent with a monthly dosing regimen. Based on these results, a Phase II clinical trial was initiated in the first quarter of 1995. Univax is developing HyperGAM+CF in collaboration with Genzyme, which has agreed to provide Univax with milestone payments and development funding, as well as profit sharing payments.

  Univax is expected to commence Phase I/II clinical trials in 1996 on a CMV immunoglobulin product by stimulating donors with Chiron's CMV vaccine, for which Univax has been granted exclusive, worldwide rights in humans.

  Univax has four additional products in the early stages of development, including vaccine and SPA products for preventing bacterial infections caused by Staphylococcus epidermidis ("Staph epi"), Enterococcus ("Enterococci") and three types of Gram-negative bacteria.

  In addition to its collaborations with Rh Pharmaceuticals, Genzyme and Chiron, Univax has also entered into agreements with other collaborators, including NIH.

BACKGROUND

  Infectious Diseases. Infectious diseases were once considered among the most problematic of all medical conditions. However, medical advances made during the middle of the twentieth century, including the development of vaccines for viral infections and antibiotics for bacterial infections, significantly reduced the incidence and seriousness of these often fatal diseases. Antibiotics, in particular, were considered a major breakthrough because they were capable of killing the bacteria responsible for such serious diseases as tuberculosis and blood poisoning. Unfortunately, in recent years there has been a significant increase both in the incidence of bacterial infections and in the percentage of bacteria that are resistant to one or more antibiotics.

  The increase in infectious disease incidence has been caused by a number of factors, including an increase in the number of lengthy, sophisticated surgeries, greater use of invasive medical devices and longer-term survival of patients with chronic conditions. The increase over the last 10 to 15 years in the number of severely immune-compromised patients has also contributed to the increased incidence of infectious disease. The most obvious reason for this trend is the AIDS epidemic. However, also contributing to the increase in severely immune-compromised patients is the development of aggressive chemotherapy techniques for treating a variety of cancers, which deplete the bone marrow of infection-fighting white blood cells. Immune-compromised patients present a particularly difficult clinical challenge in that they can be infected by organisms that are present in the environment but rarely cause disease in persons with a functional immune system.

  Antibiotic resistance is increasing primarily because of the massive and frequent use of antibiotics. Frequent prescription of antibiotics by physicians, self-treatment in countries where antibiotics are available on an over-the-counter basis and heavy antibiotic use to prevent infections in animals place bacteria under intense selective pressure to mutate in an effort to resist and survive the antibiotic. Many bacteria also can transfer resistance traits to other bacteria, thereby rapidly spreading resistance both within and between bacterial populations.

  Vaccines. When invaded by viruses, bacteria or other disease-causing organisms, the human body mounts an immune response, producing antibodies that target and help kill the invading pathogen. This natural immune response to an infection is termed "active immunity." Vaccines induce active immunity in the absence of an actual infection by presenting to the immune system dead or disabled organisms or purified components derived from the organism's surface. The immune system develops an active immune response to the vaccine and "remembers" that response just as it does for a natural infection. Because this "immune memory" results in a stronger and more rapid immune response upon subsequent exposure to the pathogen, vaccines can provide significant long-term protection. Vaccines are powerful tools in the fight against infectious disease and have been largely responsible for the elimination of small pox, polio, diphtheria, whooping cough and certain other diseases as major causes of death in the United States.

  Vaccines traditionally have been developed with the goal of protecting entire populations against highly contagious viral infections through mass vaccination in childhood. However, for many bacterial infections, although the population at large is not at significant risk, certain hospitalized or chronically ill patients have a critical need for the immune protection afforded by a vaccine. Included in these risk groups are individuals with an underlying disease such as chronic kidney failure, which puts them at long-term risk of infection, and individuals who are at severe risk of infection due to exposure associated with serious shock/trauma or surgery. Univax is actively developing vaccine products that fall into this new generation of "adult" and "therapeutic" vaccines.

  Specific Polyclonal Antibodies. Despite the many successes that traditional pharmaceutical firms have had with vaccines, there are a number of infectious disease situations in which the usefulness of vaccines is limited. Vaccines are generally not effective in immune-compromised individuals--precisely those people at greatest risk of infection. In addition, because protective immune response requires weeks or months to develop, vaccines often cannot be used in patients who are at immediate risk of infection. In these situations, immune protection can be achieved by "passive immunity" in which the patient is treated with a polyclonal antibody preparation which contains high levels of specific antibodies against the targeted infectious disease agent. These specific antibodies can be harvested from the plasma of individuals who were either previously exposed to or actively immunized against the infectious agent.

  Plasma, the non-cellular, liquid portion of blood, contains a variety of medically useful proteins, including albumin, AHF and antibodies. Human plasma obtained from donors has been used for over half a century as a source of these valuable proteins. The majority of the plasma-derived polyclonal antibody products sold today are "standard immunoglobulins" obtained from a non-stimulated donor population. Although these products are quite useful as antibody replacement therapy for various immune deficiencies, their usefulness in fighting infectious diseases is limited to those infections for which the normal population has a high level of naturally occurring antibodies.

  Polyclonal antibody products for specific infectious disease pathogens can be obtained by screening the normal donor population for individuals who have a level of the desired antibody due to previous exposure to the pathogen. This screening approach is only feasible if high concentrations of the desired antibodies occur naturally in a significant percentage of the donor population. An alternative approach is to stimulate donors with an immunizing agent specifically directed at the targeted pathogen. Such donor stimulation can create a steadier supply of plasma with high levels of the desired types of antibodies. Donor stimulation has already been used successfully by other pharmaceutical companies for the development of SPA products active against tetanus, rabies, hepatitis B and Rh incompatibility. All of Univax's SPA products under development are produced by donor stimulation.

  Univax believes that specific polyclonal antibody preparations offer important advantages over monoclonal antibodies in preventing and treating bacterial infections. Because bacteria possess complex surface antigens which contain many different epitopes and can exist in several variant forms, it is difficult for a monoclonal antibody, which binds to a single epitope, to provide adequate protection. In contrast, specific polyclonal antibodies can be produced by stimulation of donors with the surface antigen or a mixture of variant antigens. This results in antibody populations capable of recognizing both multiple epitopes and variant antigens. Several different monoclonal antibodies would need to be administered simultaneously to achieve the same effect. To date, there are no monoclonal antibody products licensed in the U.S. for treatment of an infectious disease, whereas several SPA products have already been licensed by the FDA for the prevention of infectious diseases.

UNIVAX TECHNOLOGY

  Bacterial Vaccines. Most viral vaccines are based on dead or disabled organisms. In contrast, bacterial vaccines generally cannot be based on dead or disabled organisms because bacteria produce many toxins that are dangerous even if the bacteria are no longer infective. Moreover, because bacteria generally do not possess a single key surface protein analogous to viral coat proteins, protein-based bacterial vaccines are not likely to be broadly useful. Therefore, Univax believes that the most rational scientific approach to bacterial vaccine development is to exploit the complex polysaccharides present on the surface of most bacteria. Because vaccine companies have historically focused primarily on viral rather than bacterial diseases, only four polysaccharide-based bacterial vaccines are currently on the market in the U.S. It is in this field of modern bacterial polysaccharide vaccines that Univax has focused its principal development efforts.

  Although it is possible to generate an immune response to a vaccine containing only a purified polysaccharide, polysaccharides are not inherently good at stimulating an immune response. This low inherent immunogenicity is at least partially responsible for the fact that individuals often do not have high natural antibody levels following a bacterial infection. One method for increasing the immunogenicity of a polysaccharide vaccine is to link it chemically to a highly immunogenic carrier protein. The resulting conjugate can elicit an enhanced immune response to the polysaccharide component and also enhance the production of immune cells that remember the vaccine, thereby activating a rapid response to a subsequent exposure, and significantly improving the protective immune response elicited by the vaccine.

  Bacterial Vaccine Capabilities. Univax believes it is at the forefront in the development of bacterial vaccines based on polysaccharides and polysaccharide/protein conjugates. Univax's specific capabilities in the development of polysaccharide and polysaccharide/protein conjugate bacterial vaccines include:

  . broad microbiological expertise in the epidemiology, clinical pathology and molecular and cellular biology of bacterial pathogens;

  . development of cell lines and fermentation processes that maximize the production of polysaccharides and proteins;

  . development of efficient, commercial-scale processes for the purification of polysaccharides and proteins in accordance with cGMP for pharmaceutical products;

  . development of efficient, commercial-scale processes for conjugating polysaccharides to immunogenic carrier proteins that produce biologically active conjugate vaccines and can be performed in accordance with cGMP requirements;

  . development of chemical, physical, biological and immunological assays and animal models for characterization of polysaccharides, proteins and conjugates and to establish parameters of purity, potency and stability; and

  . formulation development for both liquid and lyophilized vaccines.

  Univax has complemented these internal research and development capabilities by collaborating with several of the major academic and government research laboratories active in this area.

  In addition to the vaccine development capabilities described above, Univax has in-licensed proprietary carrier proteins and adjuvants which it believes will be important enhancements for the development of highly immunogenic vaccines. These include the QS-21 Stimulon adjuvant, which Univax has exclusively in-licensed from Cambridge Biotech Corporation ("Cambridge Biotech") for use in donor stimulation with a wide range of bacterial immunizing agents; Chiron's adjuvant, MF 59; and Novasome, an adjuvant in-licensed from IGI Inc. for use with Univax's Staph A vaccine.

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

WINRHO SD

  ITP is a blood disorder characterized by abnormally low platelet levels due to platelet destruction by the patient's own immune system. Because platelets are required for blood clotting, the disorder can result in uncontrolled bleeding, either spontaneously or in response to even minor trauma. In certain cases, such as severe trauma or spontaneous intracranial hemorrhage, the bleeding can be life-threatening. ITP can occur as either a primary disease with no other associated condition or secondary to another underlying disease, such as HIV infection or lupus. Unless associated with HIV infection, ITP in children is generally an acute condition which resolves itself within six months with or without therapy. In adults, whether primary or secondary to HIV infection, the disease is generally chronic in nature.

  In the United States, there are currently approximately 67,000 individuals who suffer from primary ITP or ITP secondary to HIV infection. Approximately 17,000 of these cases are primary ITP; the remaining 50,000 patients suffer from chronic ITP secondary to HIV infection, which represents 5% of the estimated one million HIV-positive individuals in the United States today. There are approximately 30,000 additional patients with ITP secondary to lupus and other conditions.

  Current therapies for ITP include steroids, standard IVIG, splenectomy and chemotherapeutic agents. These therapies all have significant drawbacks. Steroids and chemotherapy result in many undesirable side effects and cannot be used for long-term maintenance. Standard IVIG must be given in large doses, which are expensive, require several hours to administer and often lead to adverse reactions. Splenectomy procedures subject patients to the inherent risks of surgery plus a resulting life-long susceptibility to severe infection. AZT or other antiviral drugs also can be used to treat ITP in HIV-positive patients, but only 50% of treated patients show a significant platelet response to these drugs.

  Rh isoimmunization occurs when a woman with Rh negative blood type becomes pregnant with an Rh positive fetus. The woman's immune system recognizes the fetal blood cells as foreign and develops antibodies that can attack the fetus and threaten future Rh pregnancies. Rh isoimmunization can be suppressed by treating the mother with antibodies that suppress this toxic reaction. Approximately 500,000 pregnancies are complicated by Rh-incompatibility each year in the United States. There are currently three intramuscular, non-virally inactivated anti-Rho(D) immune globulin products on the market in the United States for the suppression of Rh isoimmunization.

  WinRho SD is an SPA product containing high levels of antibodies against the Rh factor present on the surface of red blood cells. WinRho SD is manufactured using a solvent detergent viral inactivation step licensed by Rh Pharmaceuticals from the New York Blood Center and currently is sold in Canada by Rh Pharmaceuticals for the prevention of Rh isoimmunization. Rh Pharmaceuticals performed Phase III clinical trials with WinRho SD involving 300 adults and children with primary ITP or ITP secondary to HIV infection. In these trials, WinRho SD was administered in low doses over three to five minutes and was well-tolerated in repeated administrations to chronic patients. Based on these trials, Rh Pharmaceuticals, with Univax's assistance, submitted a PLA and an ELA in June 1993 for treatment of ITP and suppression of Rh isoimmunization.

  Univax plans to initiate at least three Phase IV clinical trials for WinRho SD. At least one of the trials is expected to begin in the fourth quarter of 1995, and the others are expected to begin in 1996.

  Total Univax sales of WinRho SD as of June 30, 1995 were approximately $600,000 and as of September 30, 1995 were approximately $2,000,000.

  Under the terms of the collaborative arrangement between Rh Pharmaceuticals and Univax (the "Rh Agreement"), Univax has been granted exclusive United States marketing rights for WinRho SD. Rh Pharmaceuticals is manufacturing the product for Univax and, accordingly, is the holder of the FDA licenses. See "Collaborative Agreements." Rh Pharmaceuticals has an Orphan Drug designation for WinRho SD for treatment of ITP which confers seven years of marketing exclusivity.

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

PRODUCTS UNDER DEVELOPMENT

  The table below summarizes the status of Univax's principal products under development, three of which are in human clinical trials.

        PRODUCTS          POTENTIAL APPLICATIONS         STATUS (1)           COLLABORATOR
        --------          ----------------------         ----------           ------------
WinRho SD............... Additional autoimmune    Phase IV clinical trials Rh Pharmaceuticals
                          conditions               to commence in 1995 and
                                                   1996
StaphVAX................ A vaccine for prevention Phase II clinical trial; NIH
                          of staphylococcal        follow-on donor
                          infections               stimulation with
                                                   immunizing agent began
                                                   in September 1995
StaphGAM................ An SPA product for       Donor stimulation in     NIH
                          prevention and           progress; Phase I/II to
                          treatment of             begin in 1996
                          staphylococcal
                          infections
HyperGAM+CF............. An SPA product for       Phase II clinical trial  Genzyme
                          prevention and           in progress
                          treatment of chronic
                          Pseudomonas infections
                          in cystic fibrosis
                          patients
CMV NeutraGAM........... An SPA product for       Phase I/II clinical      Chiron
                          prevention and           trial to begin in 1996
                          treatment of CMV in
                          renal transplant
                          patients

--------
(1) "Donor stimulation" with an immunizing agent provides plasma with high levels of antibodies for production of SPA products and also provides evidence for the safety and immunogencity of the immunizing agent in subjects who donate plasma. "Phase I/II clinical trials" are designed to provide evidence of safety and pharmacokinetics in a small number of human subjects with the targeted disease. "Phase II clinical trials" are designed to provide additional safety and dosing information and preliminary information regarding efficacy in a somewhat larger number of human subjects with the targeted disease. "Phase IV clinical trials" are additional studies conducted following receipt of marketing approval from the FDA. See "Government Regulation and Product Approvals."

STAPHVAX AND STAPHGAM

  Staphylococcal bacteria, especially Staph A and Staph epi, are an increasing cause of serious bacterial infections in hospitalized patients and patients with chronic disease. These two species are responsible for the vast majority of all staphylococcal infections. In the early 1980s, the majority of hospital-acquired bloodstream infections were due to gram-negative bacteria such as Escherichia coli ("E. coli") and Pseudomonas. However, by 1989, the combined incidence of Staph A and Staph epi bloodstream infections had increased over five-fold to a level nearly twice that seen for gram-negative infections.

  It currently is estimated that up to 40-60% of the staphylococcal infections occurring in United States hospitals are caused by bacterial strains that are resistant to every currently available antibiotic except vancomycin. Of even greater concern is the increase in the Enterococci bacterial isolates that are resistant to all current antibiotics, including vancomycin. The percentage of hospital-acquired enterococcal infections that are resistant to vancomycin has increased from 0.3% in 1989 to nearly 10% in 1993, with the rate approaching 15% in intensive care units ("ICUs"). Because, like Staphylococci, Enterococci is a gram-positive bacterium, this vancomycin resistance could at any time be transferred to the staphylococcal bacteria present in hospitals. Such transfer has, in fact, recently been demonstrated in the research laboratory. If vancomycin resistance continues to grow, many clinicians fear a return to the situation that existed before the advent of antibiotics, when most bacterial infections were untreatable.

  StaphVAX is intended for patients, such as those undergoing long-term kidney dialysis, who are at high risk of Staph A infection over an extended period of time and who are immune-competent and thus able to respond to a vaccine. In contrast, StaphGAM is designed to provide immediate, on-demand protection for patients, such as those experiencing serious shock/trauma or major surgery, who suddenly find themselves at high, short-term risk of Staph A infection, or for patients who are immune-compromised and cannot respond effectively to a vaccine. Both the vaccine and the SPA product might be used in patients who are at short- and long-term risk of contracting Staph A infections. Even in those patient groups in which the incidence of staphylococcal infection is relatively low, such as cardiac surgery patients, the consequences of an infection can be so severe that Univax believes that administration of the vaccine and/or SPA product to all patients may be deemed medically appropriate.

  Persons who are at a high risk of contracting staphylococcal infections include the following patient groups:

  Kidney Dialysis Patients. Patients on chronic dialysis due to kidney failure are constantly at risk for staph infections due to their in-dwelling catheters. Continuous ambulatory peritoneal dialysis ("CAPD") patients have a 50% risk of contracting an infection each year, of which 50% are due to staphylococcal bacteria (15% Staph A and 35% Staph epi). Hemodialysis patients have a significantly lower risk of only 15% each year, but over time these infections are considered serious. In the hemodialysis patient group, 75% of the infections are due to Staphylococci (50% Staph A and 25% Staph epi). In the United States there are currently 30,000 CAPD patients and 160,000 hemodialysis patients.

  Severe Trauma Patients. Patients suffering from severe trauma (i.e., Level I trauma center ICU admissions) are at a 40% risk of acquiring an infection while in the hospital. Approximately 30% of these infections are due to staphylococcal bacteria (20% Staph A and 10% Staph epi). The majority of these infections occur within the first week after admission, but there is also a substantial long-term risk of infection in these patients due to the extended hospital stays often required. It is currently estimated that approximately 3% of the 2.8 million trauma victims admitted to hospitals each year in the United States are Level I trauma center ICU admissions.

  Cardiac Surgery Patients. Approximately 500,000 patients undergo cardiac surgery each year in the United States. Sternal infections appear in approximately 6% of patients following cardiac surgery, of which about 25%, or 1.5% overall, are serious deep sternal infections requiring major intervention. Approximately 60% of sternal infections are due to staphylococcal bacteria (40% Staph A and 20% Staph epi). The majority of these infections occur within one to two weeks of surgery, but the use of prosthetic devices such as valve replacements in cardiac surgery and the use of synthetic dacron grafts in arterial replacements present long-term infection risk.

  Vascular Graft Patients. Approximately 180,000 patients undergo vascular graft surgery annually in the United States. The incidence of infection following vascular graft surgery is approximately 2%, of which 60% are due to Staphylococci (30% Staph A and 30% Staph epi). Although this rate of infection is reasonably low compared to other risk groups, the consequences of infection in this population can be severe. There is nearly a 25% mortality associated with vascular graft infections and another 25% of patients require amputation of the affected limb. Moreover, in this patient group, there is a demonstrated risk of late stage infections appearing 11 to 12 months after surgery.

  Prosthetic Surgery Patients. There are approximately 420,000 orthopedic joint replacement surgeries performed in the United States each year. These patients run a 1% to 5% risk of contracting an infection while recovering from surgery, 60% of which are due to staphylococcal bacteria (30% Staph A and 30% Staph epi). Again, although the incidence is very low, the consequences can be severe and often require removal of the artificial joint. Moreover, there is a significant long-term risk that prosthetic joints will become infected even several years after surgery.

  StaphVAX is composed of the capsular polysaccharides isolated from two strains of Staph A coupled to a highly immunogenic carrier protein, recombinant exoprotein A from Pseudomonas. The resulting bivalent conjugate vaccine elicits high levels of opsonic antibodies against the two bacterial strains responsible for over 90% of clinically important Staph A infections. StaphVAX is based on patented vaccine technology in-licensed by Univax from NIH, and development of the vaccine is partially covered by a Cooperative Research and Development Agreement ("CRADA") with NIH. See "--Collaborative Agreements." The vaccine has recently completed a Phase II trial in CAPD patients. The clinical trial showed the vaccine to be safe but ineffective against Staph A peritonitis. Two possible explanations for the inability of StaphVAX to prevent infections related to peritoneal dialysis in vaccinated patients are that the immunogenicity of the vaccine was lower at the dose used or that antibodies in the bloodstream are unable to affect infection in certain anatomic areas, such as the peritoneum. Like peritoneal dialysis patients, hemodialysis patients with kidney disease also have high Staph A infection rates. However, the Staph A infections contracted by hemodialysis patients are primarily bloodborne and may be more accessible to Staph A antibodies. As a result, Univax is designing a Phase II clinical trial with StaphVAX in hemodialysis patients and expects to begin dosing studies in early 1996.

  StaphGAM is an SPA product which contains high levels of antibodies against the two most important clinical strains of Staph A. StaphGAM will be produced by stimulating healthy plasma donors with the same immunizing agent used in the StaphVAX vaccine. Univax began a preliminary donor stimulation program with this immunizing agent in July 1994, which was recently concluded. A six-month follow-on donor stimulation trial was initiated in September 1995.

HYPERGAM+CF

  Cystic fibrosis ("CF") is a genetic defect which, according to the International Cystic Fibrosis Foundation, is currently found in more than 25,000 individuals in the United States and an estimated 60,000 worldwide. This defect inhibits an individual's ability to secrete fluids of proper viscosity on the mucous membranes of the gastrointestinal and respiratory tracts. The fluids secreted by CF patients are thick and tend to trap bacteria in the lungs. Studies by the Cystic Fibrosis Foundation have shown that approximately 60% of CF patients harbor Pseudomonas bacteria in their lungs, and up to 90% of CF patients who survive to adulthood will experience chronic obstructive bronchitis associated with Pseudomonas. Once the lungs are infected, Pseudomonas secretes a mucoid polysaccharide that leads to enhanced mucus accumulation. The resulting thick, bacteria-laden discharge inflames and damages lung tissue causing the breathing difficulties common in CF patients. The damage is exacerbated by the attack of white blood cells on the bacteria which often results in the accumulation of cellular debris in the lungs and further breathing difficulty.

  HyperGAM+CF is an SPA product which contains high levels of antibodies against the Pseudomonas mucoid exopolysaccharide ("MEP"). The SPA product is designed to be administered prophylactically on a monthly basis to provide passive immunity against Pseudomonas. The immunizing agent used to produce HyperGAM+CF entered safety and immunogenicity trials in July 1991. Those trials indicated that the immunizing agent is well tolerated and elicits antibodies in normal adults. A 200-person donor stimulation program with the immunizing agent was initiated in December 1992. Approximately 33% of the donors responded with sufficiently high levels of antibodies, and plasma is being collected from these responding donors. Additional donors have been and continue to be enrolled in the stimulation program. A clinical lot of HyperGAM+CF was prepared in the Fall of 1993 and a Phase I/II clinical trial with CF patients began in March 1994. The Phase I/II trial was completed in September 1994. It demonstrated that HyperGAM+CF had a good safety profile and a circulating half-life consistent with a monthly dosing regimen. Based on these results, a Phase II trial was initiated in the first quarter of 1995 designed to evaluate HyperGAM+CF's efficacy in reducing the number of acute exacerbations suffered by CF patients. Univax has received two Orphan Drug designations for this product, for both the prevention and the treatment of Pseudomonas infections associated with CF. Univax has entered into an agreement with Genzyme under which Genzyme has agreed to provide funding support for development and clinical trials of HyperGAM+CF in exchange for marketing rights. See "--Collaborative Agreements."


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

CMV NEUTRAGAM

  CMV, a member of the herpes virus family, is widely prevalent throughout the world. Although most infections are asymptomatic, CMV causes significant clinical disease in immuno-compromised individuals including transplant recipients and HIV infected individuals, and is the most common cause of viral produced birth defects (such as congenital deafness and mental retardation). CMV is a major pathogen in renal transplant recipients and is a significant risk factor which could result in fever after a transplant, leukopenia, graft failure and death. There were approximately 10,000 kidney transplants performed in the United States in 1994 and approximately 9,000 in Europe. It is estimated that 60% to 80% of these patients can develop CMV infection. In addition, CMV infection is a known complication in bone marrow transplant recipients, of which there were approximately 3,500 in the United States and 3,500 in Europe in 1994. CMV is also a major risk in other solid organ transplant patients, including those undergoing heart and liver transplants. Approximately 8,500 people underwent solid organ transplants (excluding kidney transplants) in the United States in 1994, and approximately 2,000 in Europe. In heart transplant recipients, CMV may play a role in the development of accelerated coronary graft atherosclerosis which is responsible for the majority of late cardiac allograft failure and patient morbidity and mortality.

  Preliminary laboratory evaluation of antibody titers in plasma of subjects immunized with Chiron candidate CMV vaccine indicates that the plasma could contain significantly higher levels of CMV neutralizing antibodies than currently available screened plasma. The higher levels of specific antibody may allow the product to be administered in lower doses with a potential for fewer side effects, shorter infusion times and improved efficacy. The higher titer product might also allow the product to be used intramuscularly. Univax expects to begin Phase I/II clinical trials with CMV NeutraGAM in 1996.

OTHER DEVELOPMENT PROGRAMS

 StaphVAX II and StaphGAM II

  Univax plans to develop a second vaccine product, StaphVAX II, which is directed at Staph epi, the second most clinically significant Staphylococcus species. The Staph epi product is in the preclinical testing and process development stage and is intended to be a conjugate vaccine comprising one to three antigens present on the surface of Staph epi bacteria. It has been recently shown that antibodies to one of these antigens bind not only the two strains responsible for over 90% of Staph epi infections, but also Staphylococcus hemolyticus, another clinically important staphylococcal bacteria.

  Univax also plans to develop a second-generation SPA product, StaphGAM II, containing antibodies to both Staph A and Staph epi. Development of this product is expected to involve stimulating donors with immunizing agents against both Staph A and Staph epi.

 StaphVAX IIE and StaphGAM IIE

  In 1994, Univax began a program directed at Enterococci, in which epidemiology studies are underway to identify the most clinically important strains for use in developing a vaccine. Once an effective immunizing agent against Enterococci has been developed, Univax plans to add it to the Staph A and Staph epi components to create both a combination vaccine, StaphVAX IIE, and a combination SPA product, StaphGAM IIE.

 NeoGAM/OmniGAM

  NeoGAM and OmniGAM are potential SPA products for the prevention of both Gram-positive and Gram-negative bacterial infections. They represent future generation products for the prevention of serious hospital-acquired infections. The strategy for NeoGAM is to stimulate plasma donors with immunizing agents against Staph A, Staph epi, E. coli and perhaps Klebsiella pneumoniae ("Klebsiella"). NeoGAM is targeted at the prevention of infections in low birth weight neonates who have a 25% overall rate of infection and a 60% rate of progression to sepsis. NeoGAM is being designed to contain antibodies against the bacteria responsible for approximately 50% of these infections. OmniGAM is envisioned to involve donor stimulation with these four immunizing agents plus an immunizing agent against Pseudomonas and Enterococci. OmniGAM is targeted at the prevention of infections in high risk ICU patients, particularly patients recovering from major gastrointestinal, head or neck surgery and/or trauma, patients who have specific risk factors such as diabetes, alcoholism, chronic liver disease, severely impaired cardiovascular and/or pulmonary function, and patients who are already infected upon ICU admission.

  Univax technology for addressing Gram-negative bacterial infections is in the advanced stages of preclinical development. An E. coli vaccine against the 12 most clinically important strains is ready for the clinical trial stage of development; a vaccine against the three most important Klebsiella strains is in late-stage process development, and a multi-component Pseudomonas vaccine is in preclinical research. Due to the size and complexity of the NeoGAM/OmniGAM program, Univax intends actively to pursue development of these products when a collaborator is found to fund at least a portion of the program. There can be no assurance that such a collaborator will be found.

PRODUCT DEVELOPMENT RISKS

  During the course of clinical testing of Univax's products under development, Univax may experience delays or encounter difficulties. There is no assurance that data from such studies will be usable by Univax or acceptable to the FDA in support of any approval applications. There also can be no assurance that the FDA will approve any of Univax's products under development for marketing or, in the event they are approved, that they will be approved on a timely basis. After approval, the FDA may require post-marketing approval testing and surveillance programs to monitor the effects of Univax's products. In addition, product approvals may be withdrawn for non-compliance with regulatory standards or the occurrence of unforeseen problems following initial marketing.


COLLABORATIVE AGREEMENTS

  Strategic alliances have been an important element of Univax's overall corporate strategy. In its research and development programs, Univax has established collaborations with a number of leading infectious disease specialists, and Univax has CRADAs with United States Government laboratories. This collaborative approach to research and development allows Univax to make efficient use of its research resources and leverage the fundamental discoveries emerging from basic research institutions throughout the United States. These collaborations are instrumental in the ongoing development of StaphVAX, StaphGAM and HyperGAM+CF. Strategic in-licensing of products in various stages of clinical development has been a key element in Univax's effort to complement its research and development programs with products in stages of development.

  Univax's key strategic alliances are described below.

  Chiron. In August 1995, Univax entered into a binding heads of agreement with Chiron. The definitive agreement is expected to be signed in November 1995. Under the Agreement, Univax has an exclusive, worldwide license to use Chiron's CMV vaccine as an immunizing agent in humans to produce immunoglobulin products. Univax also has an option to license certain other Chiron vaccines which are suitable for use as immunizing agents in humans such as herpes and hepatitis C, and a right of first negotiation with regard to other such vaccines. In total, Univax will have exclusive rights to 15 proprietary and non-proprietary Chiron vaccines, and access to Chiron's adjuvant, MF 59. Univax is obligated to make an upfront payment and certain milestone payments to Chiron and to share profits from the sale of the immunoglobulin products. Univax will be responsible for all development, manufacturing and worldwide distribution of the products. Univax may terminate its licenses and future payment obligations on a product-by-product basis upon six months' notice.

  Rh Pharmaceuticals, Inc. In October 1992, Univax entered into a license and distribution agreement with Rh Pharmaceuticals which was subsequently amended and restated on June 20, 1995. Under the agreement, Rh Pharmaceuticals granted Univax exclusive marketing rights for WinRho SD in the United States. Rh Pharmaceuticals is responsible for obtaining FDA approval of a PLA and ELA. Upon approval by the FDA of the PLA and ELA, Univax is required to meet mutually agreed sales targets for WinRho SD in the United States, and Rh Pharmaceuticals is required to supply the necessary quantities of WinRho SD to support such sales. In addition, Univax granted Rh Pharmaceuticals a license to sell in Canada certain of Univax's current products in development.

  Contingent upon a matching contribution from Rh Pharmaceuticals, Univax has agreed to pay Rh Pharmaceuticals $500,000 for polyclonal antibody process development, clinical testing and improvements to Rh Pharmaceuticals' manufacturing facility. In addition, Univax paid Rh Pharmaceuticals $100,000 upon the execution of the Rh Agreement and an additional $400,000 upon PLA approval by the FDA. Univax also is obligated to spend $3,000,000 in each of the first two years following such approval for marketing and selling expenses related to WinRho SD. Univax also has agreed to make available to Rh Pharmaceuticals in the form of a loan one-half of the cost to expand the manufacturing facility up to a maximum of $3,000,000. Univax will receive 40% of the profits from sales of WinRho SD in the United States until cumulative profits reach a certain level, after which point Univax and Rh Pharmaceuticals will share profits equally. The term of the Rh Agreement is ten years from the date Rh Pharmaceuticals obtains all regulatory approvals necessary for sale of WinRho SD in the United States.

  Genzyme Corporation. In August 1993, Univax entered into a collaborative agreement with Genzyme (the "Genzyme Agreement") to develop and commercialize products based on MEP antigen for treatment of infections in cystic fibrosis patients. The terms of the collaboration include Genzyme's $5 million equity investment in Univax, milestone payments to Univax totaling up to $6 million, development funding by Genzyme, estimated to be more than $12 million over the life of the agreement, and profit-sharing payments.

  Univax will be responsible for manufacturing the products developed pursuant to the Genzyme Agreement. In the event that Univax fails to supply Genzyme with products meeting specifications, Genzyme will have the right to manufacture the products or have the products manufactured. Genzyme will be responsible for sales of the products worldwide. All terms of sale will be set by Genzyme. Univax will receive a manufacturing allowance and Genzyme will receive a marketing allowance, and the net pretax profit from sales of the products will be divided in proportion to the development funding.

  The exclusive license granted to Genzyme for use and sale of products, and Univax's manufacturing rights, will terminate on a country-by-country basis upon the later of the expiration of the last patent or ten years after the first commercial sale in each country. Either party may terminate the Genzyme Agreement upon 90 days written notice to the other, in which event the non-terminating party may, at its option, purchase over time all of the terminating party's rights to the products.

  National Institutes of Health. In July 1992, Univax obtained certain license rights to patent applications relating to a polysaccharide/protein conjugate vaccine. Under a CRADA entered into in August 1991 with one of the National Institutes of Health, the National Institute of Diabetes, Digestive, and Kidney Diseases ("NIDDK"), Univax and NIDDK are collaborating to develop a polysaccharide/protein conjugate vaccine against the Staph A bacteria.

  Cambridge Biotech Corporation. In April 1993, Univax entered into a licensing agreement with Cambridge Biotech (the "Cambridge Biotech Agreement"). The Cambridge Biotech Agreement provides Univax exclusive rights to incorporate Cambridge Biotech's patented QS-21 Stimulon adjuvant in a wide range of bacterial immunizing agents used to stimulate plasma donors to produce antibodies. Univax will be responsible for completing product development, conducting clinical trials, obtaining regulatory approvals and marketing products resulting from use of the adjuvant. Cambridge Biotech will be responsible for manufacturing the adjuvant. Univax paid an initial license fee and will pay milestone fees on a per product basis if development of any product reaches certain development phases, and royalty payments once any products are commercialized. Univax has the right to manufacture the adjuvant and obtain from Cambridge Biotech all information necessary to engage in such manufacturing in the event that Cambridge Biotech fails to satisfy its obligations under the Cambridge Biotech Agreement.

  Genentech, Inc. Under a development agreement entered into in September 1992 (the "Genentech Agreement"), Univax and Genentech, Inc. ("Genentech") have been cooperating in the development of an SPA preparation using Genentech's gp120 immunizing agent, which SPA preparation is designed to neutralize the virus that causes HIV (the "gp120 Product"). Pursuant to the Genentech Agreement, when the final data analysis is completed from a human clinical trial with the gp 120 Product, Univax and Genentech will make a determination as to the advisability of proceeding with a definitive efficacy trial necessary to file a PLA. If both parties wish to proceed, they will negotiate a commercial development agreement. If either party chooses not to proceed, the other party may take over the development of the gp 120 Product.

  Univax recently terminated collaboration agreements with ImmuCell Corporation and Farma Biagini, S.p.A. Univax currently intends to seek the termination of the Genentech Agreement.

MANUFACTURING AND SUPPLY

  Manufacturing of Univax's vaccines is a complex process. For most of Univax's vaccines, manufacture involves growth of the target bacteria, heat or chemical inactivation of such bacteria and purification of the desired antigens. These antigens may then be chemically conjugated to carrier molecules in formulating the final product. Univax's vaccine production process involves the use of proprietary technologies. Univax has built a pilot production facility which currently is being used for the manufacture of vaccines for clinical trials.

  Manufacture of Univax's SPA products requires human plasma. It is anticipated that Rh Pharmaceuticals will obtain substantially all of the plasma necessary for manufacture of WinRho SD. Univax believes that Rh Pharmaceuticals has contracts in place for the amounts of plasma necessary to meet Univax's first year sales targets. No assurance can be given, however, that Rh Pharmaceuticals will be able to obtain sufficient plasma to satisfy Univax's orders for subsequent years.

  Univax also requires human plasma for its immunization programs. While Univax believes that sufficient plasma for Univax's foreseeable needs will be available, there can be no assurance that Univax will be able to enlist sufficient numbers of donors to provide plasma for those programs.

MARKETING AND SALES

  Univax currently has a marketing and sales staff of approximately 20 individuals for WinRho SD. Of this number, 13 people are part of the field sales force and the remainder are responsible for marketing, reimbursement and customer service activities. Inventory maintenance and distribution to pharmacies is handled by regional stocking distributors that specialize in the sale and distribution of blood products and other biologics. These distributors have extensive telemarketing operations, have been trained in the sale of WinRho SD by the Univax sales and marketing staff and have a combined field sales force of approximately 40 individuals. Univax is also seeking to develop distribution arrangements with selected homecare companies.

  Although Univax believes that the WinRho SD market can be addressed effectively with a relatively small sales force, to the extent that Univax itself undertakes to market other products or is unable to continue third-party marketing of such other products, significant additional expenditures, management resources and time may be required to develop a larger sales force. There can be no assurance that Univax will be able to enter into additional marketing agreements or that it will be successful in gaining market acceptance for its products.

PATENTS AND PROPRIETARY RIGHTS

  Univax's success will depend, in part, on its abilities to obtain or in-license patents, and to protect trade secrets and other intellectual property rights. Univax has acquired title or licenses to a number of patents or patent applications of others and has filed two patent applications of its own. In particular, Univax has in-licensed Patent No. 4,578,458 entitled "Mucoid Exopolysaccharide Vaccine Against Pseudomonas Aeruginosa" which expires on March 25, 2003, from the Brigham and Women's Hospital, Boston, Massachusetts, and Patent No. 5,204,098 entitled "Polysaccharide/Protein Conjugates" which expires on April 20, 2010, from the NIH, Rockville, Maryland. Univax also has in-licensed Patent No. 4,285,936 related to Pseudomonas from the U.S. Army which expires on August 25, 1998. There can be no assurance that existing patent applications will mature into issued patents, that Univax will be able to obtain additional licenses to patents of others or that Univax will be able to develop additional patentable technology of its own.

  The patent positions of biotechnology firms generally are highly uncertain and involve complex legal and factual questions. Because patent applications in the United States are not disclosed by the Patent and Trademark Office until patents issue, and because publication of discoveries in the scientific or patent literature often lags behind actual discoveries, Univax cannot be certain that it was the first creator of inventions covered by its pending patent applications or that it was the first to file patent applications for such inventions. There can be no assurance that any patents issued to Univax will provide it with competitive advantages or will not be challenged by others. Furthermore, there can be no assurance that others will not independently develop similar products or, if patents are issued to Univax, will not design around such patents.

  A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents relating to products or processes competitive with or similar to those of Univax. Some of these applications or patents may be competitive with Univax's applications, or conflict in certain respects with claims made under Univax's applications. Such a conflict could result in a significant reduction of the coverage of Univax's patents, if issued. In addition, if patents that contain competitive or conflicting claims are issued to others and such claims are ultimately determined to be valid, Univax may be required to obtain licenses to these patents or to develop or obtain alternative technology. If any licenses are required, there can be no assurance that Univax will be able to obtain any such licenses on commercially favorable terms, if at all. Univax's failure to obtain a license to any technology that it may require to commercialize its products may have a material adverse impact on Univax. Litigation, which could result in substantial cost to Univax, may also be necessary to enforce any patents issued to Univax or to determine the scope and validity of third-party proprietary rights.

  Univax also relies on secrecy to protect its technology, especially where patent protection is not believed to be appropriate or obtainable. Univax protects its proprietary technology and processes, in part, by confidentiality agreements with its employees, consultants and certain contractors. In addition, Univax maintains strict controls and procedures regarding access to and use of its proprietary technology and processes. However, there can be no assurance that these agreements, controls or procedures will not be breached, that Univax would have adequate remedies for any breach, or that Univax's trade secrets will not otherwise become known or be independently discovered by competitors.

GOVERNMENT REGULATION AND PRODUCT APPROVALS

  Univax's research, preclinical development, clinical trials, manufacturing and marketing of its products are subject to extensive regulation by numerous governmental authorities in the United States and other countries. In the United States, vaccines and SPA products are subject to rigorous FDA review for safety and efficacy. The Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations govern or influence the testing, manufacture, safety, labeling, storage, record keeping, approval, advertising and promotion of such products. In addition to obtaining FDA approval for each vaccine or SPA product, an ELA must be filed to obtain FDA approval of the manufacturing process and the manufacturing facility. Product sales may commence only if the PLA and ELA are approved.

  The process of obtaining FDA and other required regulatory approvals is lengthy and expensive, and the time required for such approval is uncertain. Most of Univax's clinical trials are at a relatively early stage and, except for WinRho SD, no approval from the FDA or any other governmental agency for the manufacturing or marketing of any of its products under development has been granted. There can be no assurance that Univax will be able to obtain the necessary approvals for manufacturing or marketing of any of its products under development.

  Preclinical studies involve laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of the product. Human clinical trials are typically conducted in sequential phases, but the phases may overlap. Phase I trials consist of testing the product in a small number of healthy persons, primarily for safety at one or more dose levels. Phase I/II trials provide safety and initial efficacy data on a product in a small number of patients with the targeted disease. In Phase II, the safety and efficacy of the product is evaluated in a somewhat larger number of patients with the targeted disease. Phase III trials typically involve testing for safety and clinical efficacy in an expanded population at geographically dispersed test sites in a manner that can yield statistically significant results. A clinical plan, or "protocol," accompanied by the approval of the institution(s) participating in the trials, must be submitted to the FDA prior to commencement of each clinical trial. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time.

  Univax anticipates following different regulatory approval paths for immunizing agents to be used solely to stimulate antibody production for SPA products as contrasted with immunizing agents it is developing as vaccine products. For immunizing agents to be used solely to stimulate antibody production for SPA products, Univax intends to conduct donor stimulation trials to demonstrate the safety and immunogenicity of the immunizing agents in subjects who donate plasma. Upon satisfactory completion of such trials, donor stimulation programs will be initiated to provide SPA products to be used in Phase I/II and Phase III clinical trials conducted by Univax. Upon satisfactory completion of the Phase III polyclonal antibody trials, PLA approval would be sought concurrently for the SPA product for the applicable disease indication and for the immunizing agent used to produce the SPA product, with donor stimulation as the only approved indication requested for the immunizing agent. Univax intends to follow the customary Phase I through Phase III approval procedures for immunizing agents it is developing as vaccine products. Univax has received permission to conduct donor stimulation programs using the HyperGAM+CF immunizing agent, the gp120 immunizing agent and the staph A immunizing agent. No assurance can be given, however, that the FDA will permit Univax to begin donor stimulation using other immunizing agents before obtaining regulatory approval of the immunizing agents as vaccine products. If the FDA were to require Univax to secure such regulatory approvals for the immunizing agents to be used in donor stimulation before commencing clinical trials on the SPA products to be produced using such immunizing agents, the overall regulatory approval process for Univax's SPA products could be longer than that normally required for biological products.

  The results of the preclinical and clinical studies on biological drugs are submitted to the FDA in the form of a PLA for approval to commence commercial sales. In responding to a PLA, the FDA may grant marketing approval, require additional testing or information, or deny the application. There can be no assurance that Univax will be able to obtain the necessary approvals for clinical testing of products developed internally or in-licensed at an early stage of development, or for the manufacturing or marketing of any of its products under development. Continued compliance with all FDA requirements and the conditions in an approved application, including product specification, manufacturing process, labeling and promotional material and record keeping and reporting requirements, is necessary for all products. Failure to comply, or the occurrence of unanticipated adverse effects during the commercial marketing, could lead to the need for product recall or other FDA-initiated action, which could delay further marketing until the products are brought into compliance.

  Under the Orphan Drug Act, the FDA may designate a product or products as having Orphan Drug status to treat a "rare disease or condition," which currently is defined as a disease or condition that affects populations of fewer than 200,000 individuals in the United States or, if victims of a disease number more than 200,000, for which the sponsor establishes that it does not realistically anticipate its product sales will be sufficient to recover its costs. If a product is designated an Orphan Drug, then the sponsor is entitled to receive certain incentives to undertake the development and marketing of the product. In addition, the sponsor that obtains the first marketing approval for a designated Orphan Drug for a given indication is eligible to receive marketing exclusivity for a period of time, currently seven years. There may be multiple designations of Orphan Drug status for a given product and for different indications. However, only the sponsor of the first approved PLA for a given product for its use in treating a given rare disease may receive marketing exclusivity.

  Sales of pharmaceutical products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. Whether or not FDA approval has been obtained, approval of a product by comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing the product in those countries. The time required to obtain such approval may be longer or shorter than that required for FDA approval.

  Univax is also subject to regulation by OSHA and the EPA and to regulation under the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other regulatory statutes, and may in the future be subject to other federal, state or local regulations. Either or both of OSHA or the EPA may promulgate regulations concerning biotechnology that may affect Univax's research and development programs. Univax is unable to predict whether any agency will adopt any regulation which would have a material adverse effect on Univax's operations. Univax voluntarily complies with NIH guidelines regarding research involving recombinant DNA molecules. Such guidelines, among other things, restrict or prohibit certain recombinant DNA experiments and establish levels of biological and physical containment that must be met for various types of research.

COMPETITION

  Univax is engaged in a rapidly evolving field. Competition from other biotechnology and pharmaceutical companies is intense and expected to increase. Many of Univax's competitors have substantially greater financial resources and larger research and development staffs than Univax, as well as substantially greater experience in developing products, in obtaining regulatory approvals, and in manufacturing and marketing pharmaceutical products. Competition with these companies involves not only product development, but also acquisition of products and technologies from universities and other institutions. Univax also competes with universities and other institutions in the development of products, technologies and processes. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing the desired effect than products being developed by Univax. There can be no assurance that Univax's competitors will not succeed in developing technologies and products that are more effective or affordable than those being developed by Univax. In addition, one or more of Univax's competitors may achieve product commercialization or patent protection earlier than Univax.

  Because of the specialized nature of Univax's business, Univax is highly dependent upon its ability to attract and retain qualified scientific and technical personnel. There is intense competition for qualified personnel in the areas of Univax's activities, and there can be no assurance that Univax will be able to continue to attract and retain the qualified personnel necessary for the development of its business. In addition, because many key responsibilities within Univax have been assigned to a relatively small number of individuals, loss of the services of any of these individuals would be significantly detrimental to Univax's development.

EMPLOYEES

  In May 1995, Univax restructured its business operations in order to optimize its marketing and drug development efforts and reduce expenses. As a result of the restructuring, Univax reduced its personnel by approximately 25%, which resulted in the termination of approximately 40 employees.

  As of October 20, 1995, Univax had 146 full-time employees, of whom 21 hold Ph.D. or M.D. degrees. Approximately 85 employees are engaged in research, development and related functions. The balance of Univax's employees are in selling, general and administrative positions. Univax considers its relations with its employees to be good.

PROPERTIES

  Univax leases office, laboratory and warehouse space aggregating 73,000 square feet in Rockville, Maryland. Univax leases all its facilities. In 1992, Univax completed construction and validation of a 3,000 square foot pilot production facility for vaccines in its Rockville location. The pilot production facility is currently being used for the manufacture of IND products necessary to conduct clinical trials. Univax believes that these facilities will be sufficient for Univax's planned activities through 1996. Univax has leased from third parties two collection facilities in Louisiana where its collects plasma.

LEGAL PROCEEDINGS

  Univax anticipates filing a demand for arbitration in the event settlement discussions are not successful against Wells Fargo Bank, N.A., the former investment portfolio manager for Univax, in connection with approximately $400,000 in losses sustained by Univax in its investment portfolio.

  Univax has received a notice of a claim from a plasma donor that the plasma donor sustained bruising on his arm after donating plasma at one of Univax's plasma collection facilities in Louisiana. Univax does not believe that an unfavorable outcome of the claim would have a material adverse effect on its financial position.

               UNIVAX SELECTED HISTORICAL FINANCIAL INFORMATION

  The selected statement of operations data set forth below for each of the three years in the period ended December 31, 1994 and the selected balance sheet data at December 31, 1994 and 1993 are derived from financial statements of Univax audited by Price Waterhouse LLP, independent accountants, which are included elsewhere in this Proxy Statement/Prospectus and are qualified by reference to such financial statements. The selected statement of operations data set forth below for each of the two years in the period ended December 31, 1991 and the selected balance sheet data set forth below at December 31, 1991 and 1990 are derived from financial statements audited by Price Waterhouse LLP but which are not included herein. The selected statement of operations data for the six months ended June 30, 1995 and 1994, and the selected balance sheet data at June 30, 1995 are derived from unaudited financial statements of Univax which are also included elsewhere in this Proxy Statement/Prospectus and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial position and the results of operations for the unaudited interim periods. Operating results for the six months ended June 30, 1995 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1995. The selected financial data set forth below should be read in conjunction with the financial statements and "Univax Management's Discussion and Analysis of Financial Condition and Results of Operations," both appearing elsewhere herein.

                              SIX MONTHS ENDED                                 YEAR  ENDED
                                  JUNE 30,                                     DECEMBER 31,
                          --------------------------  ------------------------------------------------------------------
                              1995          1994          1994          1993          1992         1991         1990
                          ------------  ------------  ------------  ------------  ------------  -----------  -----------
                                 (UNAUDITED)
 Revenues...............  $  4,001,903  $  1,362,950  $  2,782,657  $  1,181,406  $    973,000  $ 1,194,135  $   664,180
 Expenses:
  Cost of goods sold....       384,924           --            --            --            --           --           --
  Research and product
   development costs....    11,031,438     8,916,478    19,494,184    18,065,359    12,051,201    4,473,674    1,287,149
  General and
   administrative.......     4,088,233     2,613,564     5,206,783     4,382,154     3,326,645    1,056,236      475,885
                          ------------  ------------  ------------  ------------  ------------  -----------  -----------
  Total expenses........    15,504,595    11,530,042    24,700,967    22,447,513    15,377,846    5,529,910    1,763,034
                          ------------  ------------  ------------  ------------  ------------  -----------  -----------
 Operating loss.........   (11,502,692)  (10,167,092)  (21,918,310)  (21,266,107)  (14,404,846)  (4,335,775)  (1,098,854)
 Investment income
  (expense), net........       663,620      (268,224)       97,289       960,970     1,410,507       13,541     (106,011)
                          ------------  ------------  ------------  ------------  ------------  -----------  -----------
 Net loss...............  $(10,839,072) $(10,435,316) $(21,821,021) $(20,305,137) $(12,994,339) $(4,322,234) $(1,204,865)
                          ============  ============  ============  ============  ============  ===========  ===========
 Net loss per share(1)..  $      (0.63) $      (0.80) $      (1.52) $      (1.74) $      (1.19) $     (0.57) $     (0.17)
                          ============  ============  ============  ============  ============  ===========  ===========
 Shares used in
  calculation of net
  loss per share(1).....    17,091,709    13,011,473    14,357,551    11,688,532    10,888,979    7,629,313    7,159,562
                          ============  ============  ============  ============  ============  ===========  ===========

                                  JUNE 30,                              DECEMBER 31,
                          --------------------------  ----------------------------------------------------
                              1995          1994          1993          1992         1991         1990
                          ------------  ------------  ------------  ------------  -----------  -----------
                                 (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash
 equivalents............  $  2,972,048  $ 10,149,911  $ 12,423,497  $  5,373,179  $ 6,592,702  $   641,795
Short-term investments..    13,941,996    18,697,575    16,547,992    22,828,290          --           --
Long-term investments...           --            --            --      4,983,206          --           --
Working capital.........    16,546,852    26,656,738    27,248,135    26,703,960    5,068,686      240,623
Total assets............    28,906,915    38,272,412    38,571,244    42,438,035    9,878,637      936,129
Long-term debt, net of
 current portion(2).....     1,354,171     1,341,291     2,016,703       925,578      897,977    1,500,000
Accumulated deficit.....   (72,508,978)  (61,669,906)  (39,848,885)  (19,543,748)  (6,549,409)  (2,227,175)
Stockholders' equity
 (deficit)..............    22,973,065    33,554,543    33,653,086    38,760,838    7,295,323   (1,466,275)

--------
(1) See Note 1 of Notes to Financial Statements for information concerning the computation of net loss per share.
(2) See Note 3 of Notes to Financial Statements for information concerning Univax's long-term debt.

UNIVAX MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS

RESULTS OF OPERATIONS

  Univax received its first revenues from the sale of product in the second quarter of 1995. Univax has been unprofitable since inception, incurring a cumulative net loss from inception through June 30, 1995 of approximately $72.5 million. Univax expects to incur additional losses over the next few years.

 Six Months Ended June 30, 1995 as Compared to 1994

  Revenues for the six months ended June 30, 1995 totaled $4 million versus $1.4 million in the comparable period in 1994. Revenues for the six months in 1995 included $3.3 million from Genzyme pursuant to the Genzyme Agreement. Virtually all the 1994 revenue was from Genzyme pursuant to the Genzyme Agreement. Product sales of WinRho SD accounted for $664,000 of revenues for the six months ended June 30, 1995.

  Total expenses for the first six months of 1995 increased approximately thirty percent from the comparable 1994 period. Total expenses for the six months ended June 30, 1995 included cost of sales of $385,000 related to the sale of WinRho SD. Research and development expenses increased in the six months ended June 30, 1995 as compared to the same period of 1994 as Univax added required resources and increased clinical trials expenditures to advance its programs, including the program covered under the Genzyme Agreement. In addition, Univax incurred $666,000 in expenses related to its agreement with Rh Pharmaceuticals for the first six months of 1995 which included a $400,000 milestone payment which became due upon licensure of WinRho SD by the FDA during the first quarter of 1995. Selling, general and administrative expenses increased in the six months ended June 30, 1995 as a result of increased marketing and selling expenses related to the launch of WinRho SD in May 1995.

  Univax implemented a strategic restructuring and reduction in force in May 1995 which is expected to provide cost savings of $5 million dollars on an annualized basis. Univax incurred $500,000 in related expenses, which were allocated in the Statement of Operations based on the activities affected. Employment had increased from 145 full time positions at June 30, 1994 to a peak of 161 employees in early 1995 as Univax began to increase its sales and marketing staff for the launch of WinRho SD, and then declined to 131 at June 30, 1995 as a result of the reductions.

  Univax's return on its investment portfolio during the first six months of 1995 as compared to the same period in 1994 increased as a result of higher interest rates during the 1995 period and improved market value of the portfolio. Interest expense decreased during the first six months of 1995 as compared to the same period in 1994 as a result of maturing equipment term notes and capitalized leases which were at higher interest rates than the more current equipment term notes outstanding.

 Comparison of Years ended December 31, 1994, 1993 and 1992

  Revenues for 1994 included $2.8 million in payments from Genzyme pursuant to the Genzyme Agreement. Revenues for 1993 consisted of $1.1 million in payments from Genzyme and $66,500 in sponsored-research grants. In 1992, revenues included $922,000 from Alpha pursuant to a now-terminated product development agreement, and $51,000 in sponsored-research grants.

  Total operating expenses in 1994 increased ten percent to $24.7 million from $22.4 million spent in 1993. In 1993 expenses had increased more than 45% over the $15.4 million incurred in 1992. The increases were due to the addition of employees and facilities and the cost of obtaining outside services as Univax accelerated its research and development programs. Employment increased from 115 full-time positions in 1992, to 135 in 1993 and to 155 by the end of 1994. During 1992 and 1993, Univax occupied 61,000 square feet of laboratory and office space. In 1994, Univax leased additional office space, increasing the total laboratory and office space leased to 73,000 square feet. Clinical trial expenses increased as Univax expanded its donor stimulation programs and advanced products in human clinical trials.

  Univax incurred holding losses of $180,000 and earned $496,000 in investment income (net of realized losses) on its portfolio of trading securities in 1994 compared to investment income of $1.2 million in 1993 and $1.6 million in 1992. In 1994, as interest rates rose, Univax's investment portfolio lost value and Univax recognized both holding losses and realized losses on the sale of investments. The realized losses sharply reduced investment income. The holding losses are recognized for financial statement purposes in accordance with Statement of Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which Univax adopted on December 31, 1993. The decrease in investment income from 1992 to 1993 reflects both a decrease in Univax's cash and investments and lower yields on investments. Univax incurred interest expenses of $219,000 in 1994, $205,000 in 1993, and $192,000 in 1992 related primarily to equipment financing and capitalized equipment leases.

LIQUIDITY AND CAPITAL RESOURCES

  At June 30, 1995, Univax had $16.9 million in cash and investments. Net cash used in operating activities, net of trading securities transactions, was $11.6 million for the first six months of 1995. Capital expenditures of $505,000 during the same period were primarily on laboratory and office equipment. Univax expects to incur minimal additional capital expenditures in the remainder of 1995. Univax finances most of its equipment purchases under a $4.5 million master lease agreement, under which approximately $850,000 remains available for use until December 30, 1995. Univax has a commitment to contribute $500,000 and loan up to an additional $3 million toward plant improvements at Rh Pharmaceuticals provided Rh Pharmaceuticals spends an equal amount. As of June 30, 1995 Univax has paid Rh Pharmaceuticals approximately half of the required contribution, which has been included in Research and Development expenses.

  Since its inception, Univax has financed its operations principally from private and public sales of equity securities and from collaborative arrangements with corporate partners. Although Univax is now generating revenue from the sale of WinRho SD, it will continue to require external funding to support its operations. There can be no assurance that any such financings or corporate arrangements will be available on terms favorable to Univax or at all. Univax expects to incur substantial additional expenses in the pursuit of its product development programs. Such expenses may include costs of expanded research and development, clinical trials, renovation of manufacturing facilities, establishment of a marketing and sales organization and payments required under collaborative agreements. If additional financing is not available, Univax anticipates that its existing capital resources will enable it to maintain its current and planned operations into the second quarter of 1996.

                 UNIVAX MANAGEMENT AND EXECUTIVE COMPENSATION

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of Univax as of October 20, 1995, and their ages as of such date, are as follows:

              NAME               AGE                  POSITION
              ----               ---                  --------
Thomas P. Stagnaro..............  52 President, Chief Executive Officer and
                                      Director
Cabot R. Caskie.................  51 Vice President, Chief Financial Officer and
                                      Secretary
Janet M. Hanlon.................  41 Treasurer
Robert B. Naso..................  50 Vice President of Research and Development
Samuel W. Shakespeare...........  51 Vice President of Sales
Robert Venteicher...............  49 Vice President of Quality
Brian H. Dovey..................  53 Chairman of the Board of Directors
Joe C. Cook, Jr.................  53 Director
A. Barr Dolan...................  46 Director
George W. Ebright...............  57 Director
Joseph S. Lacob.................  39 Director
Richard S. Schweiker............  69 Director
Nelson N.H. Teng................  49 Director

  THOMAS P. STAGNARO has served as a director and as President of Univax since October 1989, and as Chief Executive Officer of Univax since October 1990. From 1982 to 1989, Mr. Stagnaro was with Alpha. During his tenure with Alpha, Mr. Stagnaro served as Vice President of Sales and Marketing as well as President of Alpha Home Care Company, an affiliate of Alpha.

  CABOT R. CASKIE has served as Vice President and Chief Financial Officer of Univax since January 1991 and as Secretary since August 1991. Mr. Caskie also served as Treasurer of Univax from January 1991 to July 1993. During 1990, Mr. Caskie was President and Chief Executive Officer of Therapeutic Immunology, Inc., an immunotherapeutic service company. From 1989 to 1990, Mr. Caskie was an independent consultant to medical device companies. From 1975 to 1989, Mr. Caskie held various positions with Survival Technology, Inc., a pharmaceutical and medical services company, serving as Executive Vice President and Chief Operating Officer from 1984 to 1989.

  JANET M. HANLON joined Univax as Controller in October 1992 and was promoted to Treasurer in July 1993. From 1987 to 1992, Ms. Hanlon was Director of Finance at the law firm of Wilmer, Cutler & Pickering. From 1981 to 1987, Ms. Hanlon held various financial positions at Communications Satellite Corporation, a telecommunications company.

  ROBERT B. NASO, PH.D. joined Univax as Vice President of Research in May 1992 and became Vice President of Research and Development in October 1994. From 1983 to 1992, Dr. Naso was a manager and director of pharmaceutical and vaccine research and development at the R.W. Johnson Pharmaceutical Research Institute, a division of Ortho Pharmaceutical Corporation and the Johnson & Johnson Biotechnology Center, a division of the R.W. Johnson Pharmaceutical Research Institute.

  SAMUEL W. SHAKESPEARE joined Univax as Vice President of Sales in October 1994. From 1976 to 1994, Mr. Shakespeare held a variety of sales management, sales support and marketing positions with Baxter including co-managing the U.S. sales operations of the Hyland Division of Baxter Biotech from 1990 until 1994.

  ROBERT VENTEICHER, PH.D. joined Univax in February 1992 as Director, Quality Assurance and Quality Control and was promoted to Vice President of Quality in January 1994. Dr. Venteicher was Associate Director of Bioprocess and Analytical Development at Centocor, Inc., a biopharmaceutical company, from 1988 to 1992. From 1978 to 1988, Dr. Venteicher held various positions with Hoffmann LaRoche, Inc., a pharmaceutical company, serving as Assistant Director of Biotechnology Quality Control from 1987 to 1988.

  BRIAN H. DOVEY has been a director of Univax since February 1991 and Chairman of the Board of Directors since October 1991. Mr. Dovey has been a general partner of One Palmer Square Associates II, L.P., a venture capital investment firm that is the general partner of Domain Partners II, L.P., since 1988. From 1986 to 1988, Mr. Dovey was President of Rorer Group, Inc., a pharmaceutical company. Mr. Dovey also serves on the Board of Directors of Athena Neurosciences, Inc., ReSound Corporation, Creative Biomolecules, Inc. and Virus, Inc.

  JOSEPH C. COOK, JR. has been a director of Univax since September 1994. Mr. Cook is a founder of Life Sciences Advisors, Inc., a senior level management consulting firm focusing on high technology businesses engaged in the health care industries. Mr. Cook is also President of Cambrian Associates, Inc., a management consulting firm. In addition, Mr. Cook has served as a director and Chairman of the Executive Committee of Amylin Pharmaceuticals, Inc., since November 1994. Mr. Cook retired as Group Vice President, Global Manufacturing, Engineering and Corporate Quality at Eli Lilly and Co. ("Lilly"), a pharmaceutical company, in 1993. During his 28 years with Lilly, Mr. Cook was Vice President of Sales and Marketing and Chief Financial Officer, Elanco Products Company, and General Business Manager, Worldwide Capsule Business Unit.

  A. BARR DOLAN has been a director of Univax since Univax's inception in 1988 and was Chairman of the Board of Directors from 1988 to October 1991. Mr. Dolan has served as President of Charter Venture Capital, a venture capital management firm, and as general partner of Charter Ventures, a venture capital investment firm, from 1982 to the present.

  GEORGE W. EBRIGHT has been a director of Univax since May 1992. Until December 1994, Mr. Ebright was Chairman of the Board of Cytogen Corporation ("Cytogen"), a biopharmaceutical company, which he joined in February 1989 as President, Chief Executive Officer and director. For 26 years prior to joining Cytogen, Mr. Ebright held various management positions at SmithKline Beckman Corporation, including President and Chief Operating Officer from 1987 to 1989. Mr. Ebright also serves on the Board of Directors of Cytogen, the West Company and Arrow International.

  JOSEPH S. LACOB has been a director of Univax since February 1991. Mr. Lacob is a partner of KPCB V Associates, which is the general partner of Kleiner Perkins Caufield & Byers V, which he joined in 1987. He is also Chairman of the Board of CellPro Incorporated.

  RICHARD S. SCHWEIKER has been a director of Univax since March 1992. Mr. Schweiker was President of the American Council of Life Insurance from February 1983 to December 1994. Mr. Schweiker formerly served as Secretary of Health and Human Services and as a United States Senator. He also serves on the Board of Directors of National Medical Enterprises, Inc.

  NELSON N.H. TENG is a founder of Univax and has served as a director since Univax's inception in 1988. From 1981 to the present, Dr. Teng has been an Associate Professor of Gynecology and Obstetrics at Stanford University Medical Center, where he is also Director of Gynecologic Oncology.

  Officers of Univax serve at the pleasure of the Board of Directors. The term of office of each director of Univax ends at the next annual meeting of Univax's stockholders or when his or her successor is elected and qualified.

  There are no family relationships among any of the directors or executive officers of Univax.

SUMMARY COMPENSATION TABLE

  Set forth below is information on the annual and long-term compensation for services in all capacities for the fiscal year ended December 31, 1994 of those persons who were, at December 31, 1994, (i) the Chief Executive Officer and (ii) the other four most highly compensated executive officers of Univax (collectively, the "Named Executive Officers").

                                                               LONG-TERM
                                                              COMPENSATION
                                      ANNUAL COMPENSATION        AWARDS
                                  --------------------------- ------------
                                                      OTHER                ALL OTHER
                                                      ANNUAL   SECURITIES   COMPEN-
                                                     COMPENS-  UNDERLYING   SATION
NAME AND PRINCIPAL POSITION  YEAR SALARY($) BONUS($) ATION($)  OPTIONS(#)   ($) (1)
---------------------------  ---- --------- -------- -------- ------------ ---------
Thomas P. Stagnaro.......    1994  205,000   40,000      --      20,000(3)    825
 Chief Executive Officer     1993  185,000   65,000      --      25,000       915
                             1992  135,000   25,000      --           0       756
Cabot R. Caskie..........    1994  130,000   20,000      --       8,000(3)    785
 Vice President and          1993  124,000   12,000      --      10,000       908
 Chief Financial Officer     1992  118,000        0      --           0       756
W. Scott Harkonen (2)....    1994  150,000   25,000      --       8,000(3)    810
 Vice President of
  Medical                    1993  130,000   25,000      --      10,000       915
 and Regulatory Affairs      1992  121,000        0      --           0       756
Robert B. Naso (4).......    1994  145,000   15,000      --           0       805
 Vice President, Research    1993  132,500   20,000      --      10,000       915
 and Development             1992   75,000        0   56,085     85,000       504
Scott E. Winston (5).....    1994  125,000    5,000      --       8,000(3)    761
Vice President,
 Development                 1993  114,000   15,000      --      10,000       834
                             1992  110,000        0      --           0       739

--------
(1) Represents premiums paid on life insurance policies for the named individual's benefit.
(2) Dr. Harkonen's employment as Vice President, Medical and Regulatory Affairs of Univax ended in August 1995.
(3) Consists of options held by the named individuals that were repriced during the year ended December 31, 1994.
(4) Dr. Naso joined Univax in May 1992. Other Annual Compensation of Dr. Naso in 1992 includes moving expense reimbursements.
(5) Dr. Winston's employment as Vice President, Development ended in May 1995.

  Univax's efforts to attract and retain qualified executive officers may result in certain incidental personal benefits to such officers not otherwise described in this Proxy Statement/Prospectus. The incremental cost to Univax of providing such incidental benefits did not, for the year ended December 31, 1994, exceed the lesser of $50,000 or 10% of the total salary and bonus reported in the above compensation table for any individual named in the table.

OPTION GRANTS IN LAST YEAR

  Set forth below is information on grants of stock options to the Named Executive Officers during the year ended December 31, 1994.

                                                                            POTENTIAL REALIZABLE
                                                                              VALUE AT ASSUMED
                                                                           ANNUAL RATES OF STOCK
                                                                           PRICE APPRECIATION FOR
                                       INDIVIDUAL GRANTS(1)                    OPTION TERM(2)
                         ------------------------------------------------- ----------------------
                           NUMBER OF    % OF TOTAL
                          SECURITIES     OPTIONS
                          UNDERLYING    GRANTED TO  EXERCISE OR
                            OPTIONS    EMPLOYEES IN BASE PRICE  EXPIRATION
          NAME           GRANTED(#)(3) FISCAL YEAR   ($/SHARE)     DATE      5% ($)     10%($)
          ----           ------------- ------------ ----------- ---------- ----------------------
Thomas P. Stagnaro......    20,000         3.23%       $6.00     11/01/04  $   75,467 $   191,249
Cabot R. Caskie.........     8,000         1.29%        6.00     11/01/04      30,187      76,500
W. Scott Harkonen.......     8,000         1.29%        6.00     11/01/04      30,187      76,500
Robert B. Naso..........         0          N/A          N/A          N/A         N/A         N/A
Scott E. Winston........     8,000         1.29%        6.00     11/01/04      30,187      76,500

--------
(1) Univax's 1989 Stock Plan is administered by the Compensation Committee of the Board of Directors which has the authority to determine the individuals to whom and the terms at which option grants shall be made, and the number of shares subject to options. To date, all options granted have had ten year terms and have initially vested 12.5% after the first six months and ratably thereafter on a quarterly basis over an additional 42 months. In the event of a change in control of Univax, vesting of options may be affected depending on, among other things, the treatment of options in such change in control. If an employee's employment is terminated, vesting of options ceases and the employee has a specified number of days from the date of termination to exercise his or her options: 30 days in the case of termination for reasons other than total and permanent disability, or 180 days in the case of such disability.
(2) The potential realizable value portion of this table illustrates the value that might be realized upon exercise of the options immediately prior to the expiration of their terms, assuming the specified compounded rates of appreciation in value of Univax Common Stock over the terms of the options. Actual gains, if any, on stock option exercise are dependent upon a number of factors, including the future performance of Univax Common Stock, overall stock market conditions, and the timing of option exercises, if any. There can be no assurance that the amounts specified in this table will be realized.
(3) Consists of options held by the named individuals that were repriced during the year ended December 31, 1994.

OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

  Set forth below is information on the stock options exercised during the year ended December 31, 1994 by the Named Executive Officers and the unexercised stock options held by the Named Executive Officers at the end of 1994.

                                                          NUMBER OF SECURITIES    VALUE OF UNEXERCISED IN-
                                                         UNDERLYING UNEXERCISED             THE-
                                                               OPTIONS AT             MONEY OPTIONS AT
                                                           FISCAL YEAR-END(#)       FISCAL YEAR-END($)(2)
                         SHARES ACQUIRED     VALUE      ------------------------- -------------------------
          NAME           ON EXERCISE(#)  REALIZED($)(1) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
          ----           --------------- -------------- ----------- ------------- ----------- -------------
Thomas P. Stagnaro......          0               0       258,750      36,250      1,017,562     52,187
Cabot R. Caskie.........     19,000         128,900        12,312      15,188         21,604     19,845
W. Scott Harkonen.......     18,500         139,600        19,312      15,188         50,304     19,845
Robert B. Naso..........          0               0        57,500      37,500              0          0
Scott E. Winston........     12,500          76,562        35,625      19,875         73,125     24,375

--------
(1) Based on the per share price of Univax Common Stock on the date of exercise, less the exercise price.
(2) Based on the $4.25 per share price of Univax Common Stock on December 31, 1994, less the exercise price.

DIRECTOR COMPENSATION

  Directors do not receive any fees for service on the Board of Directors. Non-employee directors are reimbursed for their expenses for each Board and Committee meeting attended. Non-employee directors of Univax are also eligible to receive options under Univax's 1995 Directors' Stock Option Plan. Mr. Cook was granted an option to purchase 25,000 shares of Univax Common Stock under Univax's 1989 Stock Option Plan following his election to the Board of Directors in September 1994. Mr. Cook also earned $28,500 in 1994 under a consulting agreement with Univax.

                         UNIVAX PRINCIPAL STOCKHOLDERS

  The following table sets forth information as of October 20, 1995 with respect to (i) each person known by Univax to be the beneficial owner of more than five percent of outstanding Univax Common Stock and Univax Preferred Stock, (ii) each of the directors of Univax, and (iii) all officers and directors of Univax as a group. Except as otherwise indicated, Univax believes that the beneficial owners of the Univax Capital Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

                   NAME AND ADDRESS OF                      NUMBER   PERCENT OF
                     BENEFICIAL OWNER                      OF SHARES CLASS (1)
                   -------------------                     --------- ----------
TITLE OF CLASS: UNIVAX PREFERRED STOCK(2)
Genzyme Corporation.......................................   502,512     100%
 One Kendall Square
 Cambridge, Massachusetts 02139
TITLE OF CLASS: UNIVAX COMMON STOCK
Domain Partners II, L.P. ................................. 1,163,707     6.8%
 One Palmer Square
 Princeton, New Jersey 08542
Kleiner Perkins Caufield & Byers V (3).................... 2,350,360    13.7%
 2750 Sand Hill Road
 Menlo Park, California 94025
Wellington Management Co. ................................ 1,077,500     6.3%
 75 State Street
 Boston, Massachusetts 02109
Brian H. Dovey (4)........................................ 1,748,327    10.1%
 One Palmer Square
 Princeton, New Jersey 08542
Joseph S. Lacob (5)....................................... 2,383,360    13.8%
 2750 Sand Hill Road
 Menlo Park, California 94025
Joseph C. Cook, Jr. (6)...................................    14,250       *
A. Barr Dolan (7).........................................   580,078     3.3%
George W. Ebright (8).....................................    26,875       *
Richard S. Schweiker (9)..................................    28,437       *
Nelson N.H. Teng, MD, Ph.D. (10)..........................   520,000     3.0%
Thomas P. Stagnaro (11)...................................   354,825     2.0%
Cabot R. Caskie (12)......................................    46,875       *
Robert B. Naso (13).......................................    83,125       *
All officers and directors as a group
 (13 persons) (1)(4)-(13)(14)............................. 5,885,194    32.6%

--------
 *  Less than 1%.

 (1) Percentage beneficially owned is based on 17,239,410 shares of Univax Common Stock outstanding on October 20, 1995 and 502,512 shares of Univax Preferred Stock outstanding on October 20, 1995.
 (2) Conversion ratio is subject to adjustment.

 (3) Includes 83,280 shares owned by KPCB Zaibatsu Fund I. Excludes options to purchase 30,000 shares exercisable within 60 days by Mr. Joseph Lacob, who is a partner of KPCB V Associates, the general partner of Kleiner Perkins Caufield & Byers V. Kleiner Perkins Caufield & Byers V disclaims beneficial ownership of such options.

 (4) Includes 1,163,707 shares owned by Domain Partners, II, L.P. Mr. Dovey is a general partner of One Palmer Square Associates II, L.P., the general partner of Domain Partners II, L.P. Mr. Dovey has indirect beneficial ownership of these shares. Also includes 567,570 shares owned by Biotechnology Investments Limited ("BIL"). Pursuant to a contractual arrangement, Domain Associates is the U.S. venture capital advisor to BIL. Domain Associates has neither voting nor investment power over BIL, and both Domain Associates and Mr. Dovey disclaim beneficial ownership of these shares.

 (5) Includes options to purchase 30,000 shares exercisable within 60 days and shares owned by Kleiner Perkins Caufield & Byers V and KPCB Zaibatsu Fund
     I. Mr. Lacob is a partner of KPCB V Associates, the general partner of Kleiner Perkins Caufield & Byers V. Mr. Lacob disclaims beneficial ownership of shares owned by Kleiner Perkins Caufield & Byers V and KPCB Zaibatsu Fund I.

 (6) Includes options to purchase 11,250 shares exercisable within 60 days.

 (7) Includes shares held by Charter Ventures. Mr. Dolan is President of Charter Venture Capital and a general partner of Charter Ventures. Mr. Dolan disclaims beneficial ownership of these shares.

 (8) Includes options to purchase 26,875 shares exercisable within 60 days.

 (9) Includes options to purchase 28,437 shares exercisable within 60 days.

(10) Includes options to purchase 220,000 shares exercisable within 60 days.

(11) Includes options to purchase 285,625 shares exercisable within 60 days.

(12) Includes options to purchase 13,875 shares exercisable within 60 days.

(13) Includes options to purchase 83,125 shares exercisable within 60 days.

(14) Includes options to purchase an additional 799,311 shares exercisable within 60 days by officers and directors of Univax.

               AMENDMENT TO THE NABI 1990 EQUITY INCENTIVE PLAN

  The 1990 Equity Incentive Plan (the "1990 Plan") was adopted by NABI's stockholders in July 1990 and, as amended in May 1995, provides for the award of up to 2,745,000 shares of NABI Common Stock in the form of incentive stock options ("ISOs"), non-qualified stock options, restricted stock, stock appreciation rights, performance shares or stock units (each, an "Award"). To date, NABI has awarded only ISOs, non-qualified stock options and restricted stock under the 1990 Plan. NABI has not awarded, and presently does not intend to award, stock appreciation rights, performance shares or stock units under the 1990 Plan.

  On October 10, 1995, the Board of Directors approved an amendment to the 1990 Plan, subject to stockholder approval, increasing the maximum number of shares of NABI Common Stock which may be issued under the Plan by 1,500,000 shares to a total of 4,245,000 shares of NABI Common Stock contingent upon consummation of the Merger. Currently, 531,288 shares of NABI Common Stock remain available for Awards under the 1990 Plan. The NABI Board of Directors believes that approval by its stockholders of the Plan Amendment Proposal to increase the number of shares available under the 1990 Plan is an important component of the Merger transaction. Following the Merger, equity incentive Awards of shares of NABI Common Stock will be made under the 1990 Plan to employees and consultants of the combined company. New grants of options will no longer be made under any of the Univax Stock Option Plans. Because of the anticipated addition of certain Univax employees as 1990 Plan participants, the Board has determined that the number of shares of NABI Common Stock currently available for Awards under the 1990 Plan will be insufficient to provide for all the Awards that the Compensation Committee is likely to make in the coming year to employees of the combined company. The Board believes that the ability to grant Awards under the 1990 Plan is necessary to attract and retain those highly competent individuals upon whose judgment, initiative and leadership the combined company's success in large measure depends.

  The following is a summary of the material provisions of the 1990 Plan and is qualified in its entirety by reference to the complete text of the 1990 Plan, which is attached to this Proxy Statement/Prospectus as Appendix D as it is proposed to be amended.

  The 1990 Plan is administered by the Compensation Committee of the Board of Directors whose members are ineligible to participate in the 1990 Plan. The Compensation Committee determines those employees and consultants (including directors who are employees or consultants) who shall receive Awards and the size and type of Awards. The Compensation Committee has authority to adopt, alter and repeal rules and guidelines governing the 1990 Plan, interpret provisions of the 1990 Plan and decide all disputes arising in connection with the 1990 Plan.

  Options. The Compensation Committee may award ISOs and non-qualified stock options (collectively, the "Options") and determine the number of shares to be covered by each Option, the Option price therefor, the term of the Option, when an Option becomes exercisable, and the other conditions and limitations applicable to the exercise of the Option. As required by the Code, the Option price per share of NABI Common Stock purchasable under an ISO cannot be less than 100% of the fair market value of the NABI Common Stock on the date of grant. The 1990 Plan provides that the Option price per share of NABI Common Stock purchasable under a non-qualified stock option will be determined by the Compensation Committee, and may be less than, equal to or greater than the fair market value of the NABI Common Stock on the date of grant, provided that it cannot be less than 85% of the fair market value on the date of grant. Options may be exercisable for not more than ten years after the date the Option is granted. The Compensation Committee may at any time accelerate the exercisability of all or any portion of any Option.

  For federal income tax purposes, no taxable income results to the optionee upon the grant of an ISO or upon the issuance of shares to him or her upon the exercise of the ISO. Correspondingly, no deduction is allowed to NABI upon either the grant or the exercise of an ISO. However, if the aggregate fair market value (determined at the time the Option is granted) of the NABI Common Stock covered by ISOs which are exercisable for the first time by an individual in a calendar year exceeds $100,000, the amount of the excess will not be treated as shares acquired through exercise of an ISO.

  If shares acquired upon the exercise of an ISO are not disposed of within the two-year period following the date the ISO is granted or within the one-year period following the date the shares are transferred to the optionee pursuant to exercise of the ISO, the difference between the amount realized on any disposition thereafter and the Option price will be treated as long-term capital gain or loss to the optionee. If a disposition occurs before the expiration of either of the requisite holding periods, then the lower of (i) any excess of the fair market value of the shares at the time of exercise of the ISO over the Option price or (ii) the actual gain realized on disposition will be deemed to be compensation to the optionee and will be taxed at ordinary income rates. In such event, NABI will be entitled to a corresponding deduction from its income, provided NABI satisfies applicable reporting requirements with respect to such income in a timely manner. Any such increase in the income of the optionee or deduction from the income of NABI attributable to such disposition is treated as an increase in income or a deduction from the income in the taxable year in which the disposition occurs. Any excess of the amount realized by the optionee on disposition over the fair market value of the shares at the time of exercise will be treated as capital gain.

  "Alternative minimum taxable income" in excess of a taxpayer's exemption amount is subject to the alternative minimum tax, which is imposed at rates of 26% to 28% on individuals and is payable to the extent it exceeds the regular income tax. The excess of the fair market value on the date of exercise over the Option price of shares acquired on exercise of ISOs generally constitutes an item of alternative minimum taxable income for the purpose of the alternative minimum tax. The payment of any alternative minimum tax resulting therefrom will not increase the optionee's basis in the shares acquired for regular income tax purposes.

  Under the Code, a person who is granted a non-qualified stock option will not have taxable income at the date of grant; however, an optionee who thereafter exercises such an option will be deemed to have received compensation income in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise over the Option price. The optionee's basis for such shares will be increased by the amount which is deemed compensation income. Subject to the limitations of Section 162(m) of the Code, for the year in which a non-qualified stock option is exercised, NABI will be entitled to a deduction in the same amount as the optionee is required to include in his or her income, provided NABI satisfies applicable reporting requirements with respect to such income in a timely manner. When the optionee disposes of such shares, he or she will recognize capital gain or loss.

  Restricted Stock. An Award of restricted stock ("Restricted Stock") entitles the participant to acquire shares of NABI Common Stock for a purchase price equal to or greater than par value, subject to such conditions and restrictions, including a right of NABI, during a specified period or periods, to repurchase such shares at their original purchase price (or to require forfeiture of such shares) upon the participant's termination of employment. Subject to the provisions of the 1990 Plan, the Compensation Committee may award shares of Restricted Stock and determine the cash purchase price (if any) or other consideration therefor, the duration of the restricted period (which may not be less than three years) during which, and the conditions under which, the shares may be forfeited to or repurchased by NABI, and the other terms and conditions of such Awards. The Compensation Committee may modify or waive the restrictions with respect to any Restricted Stock. Shares of Restricted Stock may be issued for no cash consideration or such minimum consideration as may be required by applicable law. A participant has all the rights of a stockholder with respect to his or her Restricted Stock including voting and dividend rights, subject to any applicable restrictions on transfer and NABI repurchase or forfeiture rights, and subject to any other conditions contained in the Award.

  A recipient of Restricted Stock generally will be subject to tax at ordinary income rates on the fair market value of the Restricted Stock at the time the Restricted Stock is no longer subject to forfeiture, less any amount paid for such stock. However, a recipient who makes an election under Section 83(b) of the Code within 30 days of the date of issuance of the Restricted Stock will realize ordinary income on the date of issuance equal to the fair market value of the shares of Restricted Stock at that time (measured as if the shares were unrestricted and could be sold immediately), less any amount paid for such stock. If the election is made, no taxable income will be recognized when the shares subject to such election are no longer subject to forfeiture. If the shares subject to such election are forfeited, the recipient will not be entitled to any deduction, refund or loss for tax purposes with respect to amounts previously included in income with respect to the shares. The holding period to determine whether the recipient has long-term or short-term capital gain or loss begins when the restriction period expires (or upon earlier issuance of the shares, if the recipient elected immediate recognition of income under Section 83(b) of the Code).

  General. The Compensation Committee shall determine whether Awards are settled in whole or in part in cash, NABI Common Stock, other securities of NABI, Awards or other property. The Compensation Committee may permit a participant to defer all or any portion of a payment under the 1990 Plan, including the crediting of interest on deferred amounts denominated in NABI Common Stock. Such a deferral may have no effect for purposes of determining the timing of taxation of payments. The Compensation Committee may amend, modify or terminate any outstanding Award, including substituting therefor another Award of the same or a different type, changing the date of exercise or realization, and converting an ISO to a non-qualified stock option, if the participant consents to such action or the Compensation Committee determines that the action would not materially and adversely affect the participant. Awards may not be made under the 1990 Plan after May 7, 2000, but outstanding Awards may extend beyond such date.

  The number of shares of NABI Common Stock issuable pursuant to the 1990 Plan may not be changed except by approval of the stockholders. However, in the event that the Compensation Committee determines that any stock dividend, extraordinary cash dividend, creation of a class of equity securities, recapitalization, reorganization, merger, split-up, spin-off, combination, exchange of shares, warrants or rights offering to purchase NABI Common Stock at a price substantially below fair market value, or other similar transaction affects the NABI Common Stock such that an adjustment is required in order to preserve the benefits intended to be made available under the 1990 Plan, the Compensation Committee may adjust equitably the number and kind of shares of stock or securities in respect of which Awards may be made under the 1990 Plan, the number and kind of shares subject to outstanding Awards, and the award, exercise or conversion price with respect to any of the foregoing, and if considered appropriate, the Compensation Committee may make provision for a cash payment with respect to an outstanding Award. Except pursuant to the preceding sentence and except for Options covering shares of NABI Common Stock aggregating no more than five percent of the shares of NABI Common Stock reserved for issuance under the 1990 Plan at the time, the Compensation Committee may not reprice outstanding Options under the 1990 Plan without approval by the stockholders. NABI Common Stock subject to Awards which expire or are terminated prior to exercise or NABI Common Stock which has been forfeited under the 1990 Plan will be available for future Awards under the Plan. Any proceeds received by NABI from transactions under the 1990 Plan will be used for the general purposes of NABI.

  In order to preserve a participant's rights under an Award in the event of a change in control of NABI, the Compensation Committee in its discretion may, at the time an Award is made or at any time thereafter, take one or more of the following actions with respect to any such change of control: (i) provide for the acceleration of any time period relating to the exercise or realization of the Award, (ii) provide for the purchase of the Award upon the participant's request for an amount of cash or other property that could have been received upon the exercise or realization of the Award had the Award been currently exercisable or payable, (iii) adjust the terms of the Award in a manner determined by the Compensation Committee, (iv) cause the Award to be assumed, or new rights substituted therefor, by another entity, or (v) make such other provision as the Compensation Committee may consider equitable and in the best interests of NABI.

  The 1990 Plan may be amended from time to time by the Board of Directors or terminated in its entirety, provided that no amendment may be made without stockholder approval if such approval is necessary to comply with any applicable tax or regulatory requirement, including any requirement for stockholder approval under Rule 16b-3. NABI is seeking stockholder approval of the Plan Amendment Proposal in order to satisfy the requirements of Rule 16b-3 promulgated under the Exchange Act and the requirements of Section 422 of the Code. The Compensation Committee may award Options at less than 85% (but not less than 50%) of fair market value on the date of grant and may award Restricted Stock with a restricted period of less than three years, provided that the number of such Options and shares of Restricted Stock at the time shall not exceed five percent of the shares of NABI Common Stock reserved for issuance under the 1990 Plan at the time.

  Future Awards under the 1990 Plan are subject to the discretion of the Compensation Committee. Therefore, it is impossible to indicate the specific Awards which will be granted to or benefits which will be received by any individual participant or group of participants under the 1990 Plan. The following table, however, provides certain information about Awards made during the fiscal year ended December 31, 1994 through the grant of Options to the named executive officers, all current executive officers as a group, all current directors who are not executive officers as a group and all employees, including all current officers who are not executive officers, as a group.

                                               1990 EQUITY INCENTIVE PLAN
                                           -----------------------------------
                   NAME                    DOLLAR VALUE ($)(1) NUMBER OF UNITS
                   ----                    ------------------- ---------------
David J. Gury.............................        58,916            78,555
John C. Carlisle..........................        35,123            46,830
Alfred J. Fernandez.......................        18,094            24,125
Raj Kumar, D.Sc...........................        19,785            26,380
Stephen W. Weston.........................        16,013            21,350
Executive Group (7 Persons)...............       163,459           217,945
Non-Executive Officer Director Group (4
 Persons).................................           --                --
Non-Executive Officer Employee Group (121
 Persons).................................       146,141           194,855

--------
(1) Calculated using the difference between the exercise price per share under the Options ($6.75) and the closing price of NABI Common Stock as reported on Nasdaq on December 31, 1994 ($7.50).

  THE BOARD URGES THE STOCKHOLDERS TO VOTE FOR THE PLAN AMENDMENT PROPOSAL, INCREASING BY 1,500,000 SHARES THE TOTAL NUMBER OF SHARES WHICH MAY BE AWARDED UNDER THE 1990 PLAN.

                                 LEGAL MATTERS

  The validity of the shares of NABI Common Stock to be issued in connection with the Merger in exchange for Univax Capital Stock will be passed upon for NABI by Nutter, McClennen & Fish, Boston, Massachusetts.

                                    EXPERTS

  The consolidated financial statements of NABI as of December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, included in this Proxy Statement/Prospectus, have been so included in reliance on the report of Price Waterhouse LLP, certified independent public accountants, given on the authority of said firm as experts in accounting and auditing.

  Representatives of Price Waterhouse LLP are expected to be present at the NABI Meeting and will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

  The financial statements of Univax as of December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, included in this Proxy Statement/Prospectus, have been so included in reliance on the report of Price Waterhouse LLP, certified independent accountants, given on the authority of said firm as experts in accounting and auditing.

  Representatives of Price Waterhouse LLP are expected to be present at the Univax Meeting and will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

                           PROPOSALS OF STOCKHOLDERS

  Proposals of NABI stockholders intended to be presented at the next annual meeting of stockholders must be received by NABI at its principal executive offices by December 28, 1995 for inclusion in the proxy statement and form of proxy relating to that meeting and must comply with the applicable requirements of the federal securities laws.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
NORTH AMERICAN BIOLOGICALS, INC.
  Report of Certified Independent Public Accountants......................  F-2
  Consolidated Balance Sheet as of June 30, 1995 (unaudited) and December
   31, 1994 and 1993......................................................  F-3
  Consolidated Statement of Operations for the six months ended June 30,
   1995 and 1994 (unaudited) and the years ended December 31, 1994, 1993 and 1992...............................................................  F-4
  Consolidated Statement of Changes in Stockholders' Equity for the six
   months ended June 30, 1995 (unaudited) and the years ended December 31,
   1994, 1993 and 1992....................................................  F-5
  Consolidated Statement of Cash Flows for the six months ended June 30,
   1995 and 1994 (unaudited) and the years ended December 31, 1994, 1993 and 1992...............................................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
UNIVAX BIOLOGICS, INC.
  Report of Independent Accountants....................................... F-20
  Balance Sheet as of June 30, 1995 (unaudited) and December 31, 1994 and
   1993................................................................... F-21
  Statement of Operations, for the six months ended June 30, 1995 and 1994
   (unaudited) and the years ended December 31, 1994, 1993 and 1992....... F-22
  Statement of Changes in Stockholders' Equity, for the six months ended
   June 30, 1995 (unaudited) and the years ended December 31, 1994, 1993 and 1992............................................................... F-23
  Statement of Cash Flows, for the six months ended June 30, 1995 and 1994
   (unaudited) and the years ended December 31, 1994, 1993 and 1992....... F-24
  Notes to Financial Statements........................................... F-25

              REPORT OF CERTIFIED INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
and Stockholders of
North American Biologicals, Inc.

  In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of North American Biologicals, Inc. and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As discussed in Note 9, the Company adopted a new accounting standard for income taxes in 1993.

Price Waterhouse LLP

Miami, Florida
March 7, 1995

                        NORTH AMERICAN BIOLOGICALS, INC.

                           CONSOLIDATED BALANCE SHEET
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               DECEMBER 31,
                                                   JUNE 30,   ----------------
                                                     1995      1994     1993
                                                  ----------- -------  -------
                                                  (UNAUDITED)
                     ASSETS
CURRENT ASSETS
  Cash...........................................  $  1,863   $ 1,982  $   824
  Trade accounts receivable, net.................    26,047    22,875   13,019
  Inventories....................................    20,167    20,713   10,770
  Prepaid expenses and other assets..............     3,055     2,485    1,882
                                                   --------   -------  -------
    TOTAL CURRENT ASSETS.........................    51,132    48,055   26,495
PROPERTY AND EQUIPMENT, NET......................    24,369    14,225    6,563
OTHER ASSETS
  Excess of acquisition cost over net assets ac-
   quired, net...................................    16,407    16,696    9,083
  Intangible assets, net.........................     9,908    10,616    8,217
  Other..........................................     4,610     4,225    2,530
                                                   --------   -------  -------
TOTAL ASSETS.....................................  $106,426   $93,817  $52,888
                                                   ========   =======  =======
      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable.........................  $  3,863   $ 6,559  $ 4,692
  Accrued expenses...............................    10,776    10,465    5,074
  Notes payable..................................     6,471     5,479    3,027
  Contingent purchase price obligation...........       --        --     1,144
                                                   --------   -------  -------
    TOTAL CURRENT LIABILITIES....................    21,110    22,503   13,937
NOTES PAYABLE....................................    27,007    19,549   15,057
CONTINGENT PURCHASE PRICE OBLIGATION.............       --        --     5,912
                                                   --------   -------  -------
TOTAL LIABILITIES................................    48,117    42,052   34,906
                                                   --------   -------  -------
COMMITMENTS AND CONTINGENCIES....................       --        --       --
STOCKHOLDERS' EQUITY
  Convertible preferred stock, par value $.10 per
   share: 5,000 shares authorized; no shares out-
   standing......................................       --        --       --
  Common stock, par value $.10 per share; 50,000
   shares authorized; 19,487 (unaudited), 19,308
   and 12,965 shares issued, respectively........     1,949     1,931    1,297
  Common stock warrants..........................       --        --     2,314
  Capital in excess of par value.................    37,701    37,781    9,187
  Retained earnings..............................    18,659    12,179    5,350
                                                   --------   -------  -------
                                                     58,309    51,891   18,148
  Note receivable from stockholder...............       --       (126)    (166)
                                                   --------   -------  -------
TOTAL STOCKHOLDERS' EQUITY.......................    58,309    51,765   17,982
                                                   --------   -------  -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.......  $106,426   $93,817  $52,888
                                                   ========   =======  =======

   The accompanying Notes are an integral part of these Financial Statements.

                        NORTH AMERICAN BIOLOGICALS, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    SIX MONTHS
                                  ENDED JUNE 30,     YEAR ENDED DECEMBER 31,
                                  ----------------  ---------------------------
                                   1995     1994      1994      1993     1992
                                  -------  -------  --------  --------  -------
                                    (UNAUDITED)
Sales
  Customers.....................  $91,373  $74,565  $158,575  $ 97,138  $75,719
  Related parties...............    2,079    2,715     6,103     4,436    6,635
                                  -------  -------  --------  --------  -------
                                   93,452   77,280   164,678   101,574   82,354
Cost and expenses:
  Costs of products sold........   74,201   61,507   131,368    81,607   71,137
  Selling, general & administra-
   tion expense.................    5,941    6,132    12,224     8,107    6,910
  Other operating expense, prin-
   cipally amortization, royal-
   ties and freight.............    2,324    1,863     3,660     3,387    2,448
                                  -------  -------  --------  --------  -------
Operating income................   10,986    7,778    17,426     8,473    1,859
Interest expense, net...........     (533)  (1,766)   (3,025)   (3,080)  (2,427)
                                  -------  -------  --------  --------  -------
Income (loss) before provision
 for income taxes, extraordinary
 charge and cumulative effect of
 change in accounting for income
 taxes..........................   10,453    6,012    14,401     5,393     (568)
Provision for income taxes......   (3,973)  (2,302)   (5,774)   (1,988)      (5)
                                  -------  -------  --------  --------  -------
Income (loss) before extraordi-
 nary charge and cumulative ef-
 fect of change in accounting
 for income taxes...............    6,480    3,710     8,627     3,405     (573)
Extraordinary charge............      --       --       (717)      --       --
Cumulative effect of change in
 accounting for income taxes....      --       --        --        100      --
                                  -------  -------  --------  --------  -------
Net income (loss)...............  $ 6,480  $ 3,710  $  7,910  $  3,505  $  (573)
                                  =======  =======  ========  ========  =======
Earnings (loss) per share:
  Income (loss) before
   extraordinary charge and
   cumulative effect of change
   in accounting for income
   taxes........................  $  0.32  $  0.22  $   0.49  $   0.25  $ (0.04)
Extraordinary charge............      --       --      (0.04)      --       --
Cumulative effect of change in
 accounting for income taxes....      --       --        --       0.01      --
                                  -------  -------  --------  --------  -------
Net income (loss)...............  $  0.32  $  0.22  $   0.45  $   0.26  $ (0.04)
                                  =======  =======  ========  ========  =======
Weighted average number of
 shares and common share equiva-
 lents..........................   20,347   16,670    17,590    13,540   13,328
                                  =======  =======  ========  ========  =======

   The accompanying Notes are an integral part of these Financial Statements.

                        NORTH AMERICAN BIOLOGICALS, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 1995 (UNAUDITED) AND THE YEARS ENDED DECEMBER
                            31, 1994, 1993 AND 1992
                                 (IN THOUSANDS)

                            PREFERRED                   COMMON STOCK
                              STOCK     COMMON STOCK      WARRANTS      CAPITAL IN            RECEIVABLE
                          ------------- --------------  --------------  EXCESS OF  RETAINED      FROM     STOCKHOLDERS'
                          SHARES AMOUNT SHARES  AMOUNT  SHARES  AMOUNT  PAR VALUE  EARNINGS  STOCKHOLDERS    EQUITY
                          ------ ------ ------  ------  ------  ------  ---------- --------  ------------ -------------
Balance at December 31,
 1991...................    792   $ 79  14,933  $1,493    205      --    $ 11,336  $ 2,418      $(209)      $ 15,117
Acquisition and retire-
 ment of treasury
 stock..................   (792)   (79) (6,181)   (618)                   (12,027)                           (12,724)
Issuance of common
 stock..................                 3,692     369                      8,802                              9,171
Issuance of warrants....                                1,516   $2,314                                         2,314
Issuance of restricted
 stock under employee
 stock plan.............                    39       4                         30                                 34
Warrants exercised......                   160      16   (160)     --         124                                140
Stock options exer-
 cised..................                   215      22                        147                                169
Tax benefit from war-
 rants and stock options
 exercised..............                                                      226                                226
Collections of note re-
 ceivable...............                                                                           43             43
Net loss for the year...                                                              (573)                     (573)
                           ----   ----  ------  ------  -----   ------   --------  -------      -----       --------
Balance at December 31,
 1992...................    --     --   12,858   1,286  1,561    2,314      8,638    1,845       (166)        13,917
Warrants exercised......                    10       1    (10)     --          10                                 11
Issuance of restricted
 stock under employee
 stock plan.............                    12       1                         50                                 51
Warrants expired........                                  (35)     --
Stock options exer-
 cised..................                    85       9                         95                                104
Tax benefit from war-
 rants and stock options
 exercised..............                                                      394                                394
Net income for the
 year...................                                                             3,505                     3,505
                           ----   ----  ------  ------  -----   ------   --------  -------      -----       --------
Balance at December 31,
 1993...................    --     --   12,965   1,297  1,516    2,314      9,187    5,350       (166)        17,982
Issuance of common
 stock..................                 5,291     529                     24,762                             25,291
Compensation related to
 restricted stock issued
 under employee stock
 plan...................                                                       51                                 51
Stock options exer-
 cised..................                   302      30                        125                                155
Warrants exercised......                   750      75   (750)    (908)     3,270                              2,437
Tax benefit from stock
 options exercised......                                                      368                                368
Repurchase of warrants..                                 (766)  (1,406)             (1,081)                   (2,487)
Collection of note re-
 ceivable...............                                                                          166            166
Issuance of note receiv-
 able...................                                                                         (126)          (126)
Net income for the
 year...................                                                             7,910                     7,910
Other...................                                                       18                                 18
                           ----   ----  ------  ------  -----   ------   --------  -------      -----       --------
Balance at December 31,
 1994...................    --     --   19,308   1,931    --       --      37,781   12,179       (126)        51,765
Stock options exer-
 cised..................                   240      24                        225                                249
Acquisition and retire-
 ment of treasury
 shares.................                   (61)     (6)                      (385)                              (391)
Compensation related to
 restricted stock issued
 under employee stock
 plan...................                                                       14                                 14
Collection of note re-
 ceivable...............                                                                          126            126
Other...................                                                       66                                 66
Net income for period...                                                             6,480                     6,480
                           ----   ----  ------  ------  -----   ------   --------  -------      -----       --------
Balance at June 30, 1995
 (unaudited)............    --     --   19,487  $1,949    --       --    $ 37,701  $18,659        --        $ 58,309
                           ====   ====  ======  ======  =====   ======   ========  =======      =====       ========

   The accompanying Notes are an integral part of these Financial Statements.

                        NORTH AMERICAN BIOLOGICALS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                     SIX MONTHS             YEAR ENDED
                                   ENDED JUNE 30,          DECEMBER 31,
                                  -----------------  --------------------------
                                    1995     1994     1994     1993      1992
                                  --------  -------  -------  -------  --------
                                    (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income (loss)..............  $  6,480  $ 3,710  $ 7,910  $ 3,505  $   (573)
 Adjustments to reconcile net
  income (loss) to net cash
  (used) provided by operating
  activities:
 Depreciation and amortization..     2,229    2,252    4,398    2,958     2,207
 Extraordinary charge...........       --       --       717      --        --
 Imputed interest and
  amortization of debt
  discount......................        18      568      876    1,158       877
 Provision for doubtful
  accounts......................      (116)     134      422       22       146
 Compensation under employee
  stock plan....................        14       26       51       51        34
 Deferred income taxes..........       --       --      (197)     135       --
 Cumulative effect of change in
  accounting for income taxes...       --       --       --      (100)      --
 Change in assets and
  liabilities:
 Decrease (increase) in accounts
  receivable....................    (3,056)  (1,654)  (8,976)  (5,143)      (60)
 Decrease (increase) in
  inventories...................       546   (2,694)  (7,673)  (1,130)   (1,162)
 Decrease (increase) in prepaid
  expenses......................      (581)  (1,423)    (363)     298      (588)
 Decrease (increase) in other
  assets........................      (742)    (258)  (1,593)    (746)   (1,117)
 Increase in accounts payable
  and accrued expenses..........    (2,604)  (1,171)   3,914    1,987     3,209
                                  --------  -------  -------  -------  --------
 Total adjustments..............    (4,292)  (4,220)  (8,424)    (510)    3,546
                                  --------  -------  -------  -------  --------
NET CASH (USED) PROVIDED BY
 OPERATING ACTIVITIES...........     2,188     (510)    (514)   2,995     2,973
                                  --------  -------  -------  -------  --------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Cash of businesses acquired,
  net of transaction costs......       --       614      614      --        --
 Cash consideration for business
  acquisitions..................       --       --       --       --     (6,248)
 Capital expenditures...........   (11,024)  (1,599)  (6,760)  (1,710)   (2,181)
 Collections on note receivable
  from stockholder..............       126      166      166      --         43
 Other, net.....................       --       --       --       --         70
                                  --------  -------  -------  -------  --------
NET CASH USED BY INVESTING
 ACTIVITIES.....................   (10,898)    (819)  (5,980)  (1,710)   (8,316)
                                  --------  -------  -------  -------  --------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Acquisition of capital stock...       --       --       --       --    (12,724)
 Net proceeds from sale and
  issuance of common stock......       --       --    16,895      --      5,317
 Proceeds from the issuance of
  warrants......................       --       --       --       --      1,406
 Proceeds from the issuance of
  subordinated debt.............       --       --       --       --      5,594
 Proceeds from exercise of
  options and warrants..........       161      113    2,610      175       534
 Repurchase of warrants.........       --       --    (2,487)     --        --
 (Repayments) borrowings under
  line of credit, net...........    (1,288)    (477)    (488)     315     3,277
 Borrowings of term debt........       --     6,125    8,175      --      7,000
 Repayment of term debt.........    (1,167)  (5,250)  (8,050)  (1,250)   (3,500)
 Repayment of subordinated
  debt..........................       --       --    (7,000)     --        --
 Borrowings of flexible term
  notes.........................     9,936      --     5,063      --        --
 Contingent purchase price
  obligation payments...........       --      (612)  (8,213)    (817)     (367)
 Other debt.....................       949    2,007    1,147      145      (555)
                                  --------  -------  -------  -------  --------
NET CASH PROVIDED (USED) BY
 FINANCING ACTIVITIES...........     8,591    1,906    7,652   (1,432)    5,982
                                  --------  -------  -------  -------  --------
NET INCREASE (DECREASE) IN
 CASH...........................      (119)     577    1,158     (147)      639
CASH AT BEGINNING OF PERIOD.....     1,982      824      824      971       332
                                  --------  -------  -------  -------  --------
CASH AT END OF PERIOD...........  $  1,863  $ 1,401  $ 1,982  $   824  $    971
                                  ========  =======  =======  =======  ========
SUPPLEMENTAL CASH FLOW
 INFORMATION:
 Interest paid..................  $    953  $   986  $ 2,219  $ 1,634  $  1,160
                                  ========  =======  =======  =======  ========
 Income taxes paid..............  $  4,038  $ 2,340  $ 4,247  $   945  $    443
                                  ========  =======  =======  =======  ========

   The accompanying Notes are an integral part of these Financial Statements.

                       NORTH AMERICAN BIOLOGICALS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation: The consolidated financial statements include the accounts of NABI and its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

  Inventories: Inventories are stated at the lower of cost or market with cost determined on the first-in first-out (FIFO) method for substantially all inventories.

  Property and Equipment: Property and equipment are carried at cost. Depreciation is recognized on the straight-line method over the estimated useful lives of the assets. Depreciable lives of property and equipment are as follows:

   ASSET                                   LIFE
   -----                                   ----
   Buildings.............................. 35 years
   Furniture and fixtures................. 4-8 years
   Machinery and equipment................ 3-10 years
   Leasehold improvements................. Lesser of lease term or economic life

  Maintenance and repairs are expensed as incurred. Major renewals and betterments are capitalized as additions to property and equipment. Gain or loss upon the retirement or sale of property and equipment is reflected currently in the results of operations.

  Excess Of Acquisition Cost Over Net Assets Acquired: Excess of acquisition cost over net assets acquired (goodwill) represents the excess of cost over the fair value of identifiable assets acquired in business acquisitions. Goodwill is amortized ratably from the date of acquisition over periods ranging from ten to 25 years. The carrying value of goodwill is evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying assets.

  Intangible Assets: Intangible assets represent the fair value of assets acquired in business, product and plasma center acquisitions including customer lists, donor lists, trademarks and trademark registrations, and non-competition agreements. These costs are amortized ratably from the date of acquisition over periods ranging from three to 25 years.

  Revenue Recognition: Revenue is recognized when title and risk of loss is transferred to the customer, generally as products are shipped. Cash collections in excess of amounts earned on billings are recorded as deferred revenue and recognized as services are rendered or products are shipped.

  Income Taxes: Effective January 1, 1993, NABI adopted statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires a change in the method of accounting for income taxes from the deferred method to an asset and liability approach. NABI recognized the cumulative effect of the accounting change as of January 1, 1993. The provision for income taxes includes federal, state and foreign income taxes currently payable and the change in amounts deferred because of temporary differences between financial statement and tax bases of assets and liabilities.

  Earnings Per Share: Earnings per share is determined based on the weighted average number of common shares and common share equivalents outstanding during the year. Anti-dilutive common share equivalents are excluded from the calculation.

  Presentation and Reclassifications: All dollar amounts, except amounts related to per share data, are expressed in thousands of dollars. Certain items in the 1993 and 1992 Consolidated Financial Statements have been reclassified for comparative purposes.

  Unaudited Financial Statements: The interim financial data is unaudited; however, in the opinion of NABI, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for the interim periods.

NOTE 2 TRADE ACCOUNTS RECEIVABLE

  Trade accounts receivable are comprised of the following:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1994     1993
                                                               -------  -------
   Trade accounts receivable.................................. $23,422  $13,144
   Allowance for doubtful accounts............................    (547)    (125)
                                                               -------  -------
                                                               $22,875  $13,019
                                                               =======  =======

  From May 1992 until July 1993, NABI discounted certain foreign trade receivables under discounting and standby letter of credit agreements with foreign banks. Under the terms of the agreements, receivables were discounted at face value and were subject to recourse for up to 20% of face value. During 1993 and 1992, NABI incurred $192 and $397, respectively, in factoring expense related to these agreements.

NOTE 3 INVENTORIES

  The components of inventories are as follows:

                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1994    1993
                                                                 ------- -------
   Finished goods............................................... $15,328 $ 7,847
   Work in process..............................................   1,343     435
   Raw materials................................................   4,042   2,488
                                                                 ------- -------
                                                                 $20,713 $10,770
                                                                 ======= =======

NOTE 4 PROPERTY AND EQUIPMENT

  Property and equipment and related allowances for depreciation and amortization are summarized below:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1994     1993
                                                               -------  -------
   Land and buildings......................................... $ 2,998  $   464
   Furniture and fixtures.....................................   2,287    1,594
   Machinery and equipment....................................   9,635    8,127
   Leasehold improvements.....................................   5,420    4,543
   Construction in progress...................................   3,133      402
                                                               -------  -------
   Total property and equipment...............................  23,473   15,130
   Less accumulated depreciation and amortization.............  (9,248)  (8,567)
                                                               -------  -------
                                                               $14,225  $ 6,563
                                                               =======  =======

NOTE 5 OTHER ASSETS

  Other assets consist of the following:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1994     1993
                                                               -------  -------
   Excess of acquisition cost over net assets acquired........ $19,155  $10,793
   Less accumulated amortization..............................  (2,459)  (1,710)
                                                               -------  -------
                                                               $16,696  $ 9,083
                                                               =======  =======
   Intangible assets:
     Customer and donor lists................................. $ 3,987  $ 3,437
     Trademarks and trademark registrations...................   2,204    2,222
     Non-competition agreements...............................   3,423    2,210
     Other....................................................   3,757    1,555
                                                               -------  -------
                                                                13,371    9,424
   Less accumulated amortization..............................  (2,755)  (1,207)
                                                               -------  -------
                                                               $10,616  $ 8,217
                                                               =======  =======
   Other...................................................... $ 5,894  $ 3,686
   Less accumulated amortization..............................  (1,669)  (1,156)
                                                               -------  -------
                                                               $ 4,225  $ 2,530
                                                               =======  =======

NOTE 6 ACCRUED EXPENSES

  Accrued expenses consist of the following:

                                                                  DECEMBER 31,
                                                                 --------------
                                                                  1994    1993
                                                                 ------- ------
   Employee compensation and benefits........................... $ 3,853 $1,952
   Deferred revenue.............................................   1,983    126
   Other........................................................   4,629  2,996
                                                                 ------- ------
                                                                 $10,465 $5,074
                                                                 ======= ======

NOTE 7 NOTES PAYABLE

  Notes payable consists of the following:

                                                               DECEMBER 31,
                                                              ----------------
                                                               1994     1993
                                                              -------  -------
   Bank indebtedness:
     Term loan..............................................  $ 9,875  $ 5,250
     Revolving credit facility..............................    7,386    5,361
     Flexible term notes....................................    5,063      --
     Other..................................................    2,355    1,172
                                                              -------  -------
                                                               24,679   11,783
   Notes payable to institutional lenders, net of unamor-
    tized debt discount of $1,054, based on imputed interest
    rate of 17.30%..........................................      --     5,946
   Note payable to customer, net of unamortized debt dis-
    count of $26, based on imputed interest rate of 12%.....      349      349
   Other....................................................      --         6
                                                              -------  -------
   Total notes payable......................................   25,028   18,084
   Current maturities.......................................   (5,479)  (3,027)
                                                              -------  -------
   Notes payable, long-term.................................  $19,549  $15,057
                                                              =======  =======

  The annual aggregate maturities of debt through 1999 and thereafter are $5,479, $10,527, $3,167, $792, $2,400, and $2,663, respectively.

  NABI's average short-term bank indebtedness was $2,000 and $4,576 for the years ended December 31, 1994 and 1993, respectively, with weighted average interest rates of 7.84% and 7.08% for the respective periods.

  At December 31, 1994, NABI's bank loan agreement provides for a $9,875 term loan, a $12,000 revolving credit facility, under which NABI may borrow to satisfy its working capital requirements and an irrevocable letter of credit in the amount of $18,175 as more fully discussed below. The term loan requires quarterly principal payments plus accrued interest at prime. Final payment plus accrued interest is due on January 31, 1998. The revolving credit facility, under which maximum borrowings were increased from $9,000 to $12,000 through an amended bank loan agreement dated January 27, 1994, requires quarterly interest payments on outstanding balances at prime and has a due date of January 31, 1996 subject to extensions of up to two additional periods of one year each. Under the provisions of the term loan and the revolving credit facility NABI may elect LIBOR based borrowings, in which case interest accrues at LIBOR plus 1.75% and interest payments are due at the expiration date of the LIBOR commitment period.

  At December 31, 1994 NABI had $5,063 outstanding in flexible term notes ("Flex Notes") under an agreement entered into on December 1, 1994 with a Trustee to issue the Flex Notes up to a maximum aggregate principal amount of $18,000. The proceeds will be used to finance the construction of a new biopharmaceutical manufacturing facility which will also include NABI's executive offices. The Flex Notes may have varying interest rates, not to exceed 125% of the 30 day prime commercial rate, are redeemable by the borrower with the lender's prior consent and are subject to mandatory sinking fund redemptions of $2,400 annually beginning January 1, 1999 through 2003 and $1,200 annually thereafter.

  Repayment of the principal and interest on the Flex Notes is secured by an irrevocable letter of credit ("LOC") issued by NABI's principal lender in the amount of $18,175 under NABI's existing bank loan agreement, as amended. The LOC expires on the due date of the revolving credit facility and provides for a fee of 1.75% per annum of the outstanding balances and an unused commitment fee of .5% per annum. In connection with the LOC, NABI's term loan facility was reduced to $9,875, representing the outstanding balance as of December 1, 1994.

  Other bank indebtedness includes amounts due for transactional float under the revolving credit facility.

  On January 27, 1994, in connection with the acquisition discussed in Note 12, NABI amended its existing credit agreement with its principal lender, effectively increasing its term loans to $14 million and the availability under its revolving line of credit to $12 million, which availability is subject to certain financial formulas which NABI currently satisfies. The credit agreement, which is secured by substantially all of the assets of NABI, contains covenants prohibiting dividend payments and requiring the maintenance of various financial ratios.

  Effective March 31, 1992, in connection with the business acquisition discussed in Note 12, NABI entered into an agreement with a group of institutional lenders for $7,000 of unsecured 11% senior subordinated notes ("Notes"). The Notes required repayment of principal in five equal annual installments beginning in April 1995 with final maturity in 1999. Warrants to purchase 766,000 shares of NABI Common Stock were issued in connection with the Notes which were exercisable through April 15, 1999. In October 1994, NABI prepaid the Notes at face value and repurchased the warrants for $2.5 million (Note 8).

NOTE 8 STOCKHOLDERS' EQUITY

 Convertible Preferred Stock

  Effective March 31, 1992, NABI purchased all the outstanding shares of NABI's Series A Convertible Preferred Stock as more fully discussed in Note 12.

 Common Stock

  Effective January 1995, NABI increased its authorized Common Stock from 20 million to 50 million shares.

  In October 1994, NABI completed an underwritten public offering of its Common Stock in which approximately 2.9 million shares were sold by NABI and
1.9 million shares were sold by two selling stockholders. NABI's utilization of the proceeds is presented below:

   PROCEEDS:
     Net proceeds to NABI from offering............................... $16,895
     Proceeds to NABI from the exercise of warrants by selling stock-
      holder..........................................................   2,437
                                                                       -------
                                                                       $19,332
                                                                       =======
   USE OF PROCEEDS:
     Prepayment of 11% senior subordinated notes...................... $ 7,000
     Prepayment of contingent purchase price obligation...............   6,500
     Repurchase of warrants...........................................   2,487
     Reduction of bank debt and other liabilities.....................   3,345
                                                                       -------
                                                                       $19,332
                                                                       =======

  In connection with the prepayment of the Notes, NABI incurred an extraordinary charge of $717 or $.04 per share resulting from the immediate recognition and expense of the subordinated debt discount and deferred debt issue costs associated with the issuance of the Notes.

  On January 27, 1994, NABI issued approximately 2.3 million shares of Common Stock in connection with the acquisition discussed in Note 13.

  On March 31, 1992, NABI acquired approximately 6.2 million shares of its Common Stock and issued approximately 1.7 million shares of Common Stock to unrelated third parties in connection with the business acquisition discussed in Note 12. On September 30, 1992, NABI issued 2 million shares of Common Stock in connection with the product acquisition as discussed in Note 12.

  The note receivable from stockholder in the amount of $126 at December 31, 1994 bears interest at prime and is secured by a pledge of 36,783 shares of NABI Common Stock.

 Warrants

  At December 31, 1993, NABI had warrants outstanding for the purchase of approximately 1.5 million shares of its Common Stock, with exercise prices of $3.25 per share, subject to antidilution adjustments. In connection with the public offering discussed above, warrants to purchase 750,000 shares were exercised and warrants to purchase 766,000 shares were repurchased by NABI.

 Stock Options

  NABI maintains two stock option plans for its employees. Under these plans, NABI has granted options to certain employees entitling them to purchase shares of NABI Common Stock within ten years, vesting ratably over periods ranging from one to five years from the date of grant, at option prices equal to or greater than their fair market value on the date of grant.

  At December 31, 1994, there were options outstanding under these plans to acquire 1.6 million common shares of which 742,000 were then exercisable. At December 31, 1994, the plans have reserved 355,000 common shares for future issuance. Information with respect to stock options granted to purchase Common Stock (thousands) under these plans as of December 31, 1994 is presented below:

                                           OPTIONS
                                 OPTIONS EXERCISED OR   OPTIONS       OPTION
   YEAR                          GRANTED   CANCELED   OUTSTANDING     PRICE
   ----                          ------- ------------ ----------- --------------
   1991 and prior...............  2,675     2,080          595    $ .63 to $2.25
   1992.........................    271        32          239    $3.31 to $3.56
   1993.........................    307        16          291    $2.31 to $2.88
   1994.........................    483         4          479    $2.64 to $6.75
                                  -----     -----        -----
                                  3,736     2,132        1,604
                                  =====     =====        =====

NOTE 9 INCOME TAXES

  Effective January 1, 1993, NABI changed its method of accounting for income taxes from the deferred method to the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As permitted under the Statement, the 1992 financial statements have not been restated. The cumulative effect of adopting this Statement was an increase in net income of $100 or $.01 per share in 1993.

  Income (loss) before provision for income taxes, extraordinary charge and cumulative effect of change in accounting for income taxes was taxed under the following jurisdictions:

                                                       YEAR ENDED DECEMBER 31,
                                                       -------------------------
                                                         1994     1993    1992
                                                       --------  ------- -------
   Domestic........................................... $ 15,209  $ 5,393  $(596)
   Foreign............................................     (808)     --      28
                                                       --------  ------- ------
     Total............................................ $ 14,401  $ 5,393  $(568)
                                                       ========  ======= ======

  The provision for income taxes consists of the following:

                                                    YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                      1994      1993     1992
                                                    --------  --------  -------
   Current:
     Federal....................................... $  4,928  $  1,506     --
     State.........................................      657       266     --
     Foreign.......................................      --        --   $    5
                                                    --------  --------  ------
                                                       5,585     1,772  $    5
                                                    --------  --------  ------
   Deferred:
     Federal.......................................     (180)     (385)    --
     State.........................................      (17)       (6)    --
                                                    --------  --------  ------
                                                        (197)     (391)    --
                                                    --------  --------  ------
   Benefit from utilization of net operating loss
    carryforward...................................      --        526     --
   Benefit charged directly to equity for exercise
    of stock options and warrants..................      368        59     --
   Acquired tax benefit used to reduce intangible
    assets.........................................       18        22     --
                                                    --------  --------  ------
                                                         386       607     --
                                                    --------  --------  ------
                                                    $  5,774  $  1,988  $    5
                                                    ========  ========  ======

  NABI incurred a net operating loss in 1992 and accordingly, no federal or state income taxes were provided.

  Deferred tax assets (liabilities) are comprised of the following:

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1994     1993
                                                                -------  ------
   Gross Deferred Tax Assets:
     Amortization.............................................. $   911  $  409
     Bad Debt..................................................     197     --
     Depreciation..............................................     142     --
     Inventory reserve.........................................     290     133
     Inventory capitalization..................................     162     145
     Accrued vacation..........................................     151     207
     Loss carryforward.........................................   1,336     --
     Foreign tax credits.......................................     111     111
     Other.....................................................      61      89
                                                                -------  ------
                                                                  3,361   1,094
   Valuation allowance.........................................  (1,519)   (182)
                                                                -------  ------
   Deferred Tax Asset..........................................   1,842     912
   Gross Deferred Tax Liabilities:
     Depreciation..............................................     --      (87)
     Amortization..............................................    (533)   (145)
     Other.....................................................     (27)    --
                                                                -------  ------
   Deferred Tax Liabilities....................................    (560)   (232)
                                                                -------  ------
   Net Deferred Tax Assets..................................... $ 1,282  $  680
                                                                =======  ======

  In 1994, general business credits of $42 were utilized to reduce the provision for income taxes and taxes currently payable. During 1993, the loss carryforward from 1992 was fully utilized to offset taxable income resulting in a current tax benefit of approximately $526.

  At December 31, 1994, the valuation allowance relates primarily to loss carryforwards available in connection with the acquisition discussed in Note 13 which expire through 2008, loss carryforwards attributable to foreign operations and foreign tax credits which expire in 1995.

  The significant elements contributing to the difference between the federal statutory tax rate and the effective tax rate are as follows:

                                                             1994  1993  1992
                                                             ----  ----  -----
   Federal statutory rate................................... 35.0% 35.0% (34.0%)
   State income taxes, net of federal benefit...............  2.9   3.4    --
   Goodwill and other amortization..........................  0.9   3.0   36.2
   Unutilized NOL benefit...................................  --    --    14.3
   Foreign trade income..................................... (1.8) (3.1) (18.4)
   Foreign loss.............................................  2.0   --     --
   Other, net...............................................  1.1  (1.4)   2.8
                                                             ----  ----  -----
                                                             40.1% 36.9%   0.9%
                                                             ====  ====  =====

  The Internal Revenue Service completed its audit of NABI's 1990 income tax returns during 1993 without material change.

NOTE 10 LEASES

  NABI conducts substantially all its operations under operating lease agreements. The majority of the related lease agreements contain renewal options which enable NABI at the end of the initial lease term to renew the leases for periods of two to five years at the then fair rental value. Management expects that the leases will be renewed or replaced in the normal course of business.

  Rent expense was approximately $2,891, $1,522 and $1,399 for the years ended December 31, 1994, 1993 and 1992, respectively.

  As of December 31, 1994, the aggregate future minimum lease payments under all noncancelable operating leases with initial or remaining lease terms in excess of one year are as follows:

   YEAR ENDING DECEMBER 31,
   ------------------------
   1995................................................................ $ 2,990
   1996................................................................   2,585
   1997................................................................   2,260
   1998................................................................   1,974
   1999................................................................   1,661
   Thereafter..........................................................   3,365
                                                                        -------
     Total minimum lease commitments................................... $14,835
                                                                        =======

NOTE 11 SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

  The business and product acquisitions described in Notes 12 and 13 resulted in the following non-cash financing and investing activities:

                                                                  1994   1992
                                                                 ------ ------
   Contingent purchase price obligation......................... $1,164 $6,646
   Issuance of NABI Common Stock warrants.......................    --     908
   Application of note receivable from related party as partial
    consideration for business acquisition......................    --   1,642
   Issuance of NABI Common Stock................................  8,395  3,854
   Bank and other indebtedness assumed..........................  6,920    --
   Liabilities assumed..........................................  4,174    --

NOTE 12 RELATED PARTY TRANSACTIONS

  CPCI was a significant customer for plasma products and as of March 30, 1992, owned 100% of NABI's outstanding shares of Series A Convertible Preferred Stock and approximately 6,181,000 shares of NABI Common Stock. CPCI's ownership of the Series A Convertible Preferred Stock entitled CPCI to elect a majority of NABI's Board of Directors.

  Effective March 31, 1992, NABI purchased from CPCI certain assets related to CPCI's international-based biologicals division, and also acquired all of CPCI's interest in NABI Common Stock and Series A Convertible Preferred Stock. The acquisition of the biologicals division was accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16 and accordingly, its results of operations are included in NABI's operating results for all periods subsequent to the date of acquisition. NABI has valued the consideration for this transaction at approximately $27,000 with the excess of acquisition cost over the net assets acquired being amortized ratably over 25 years. Intangible assets, including customer lists and non-competition agreements, are being amortized over the expected useful lives ranging from 5 to 25 years.

  The acquisition was funded through a combination of $7,000 in senior debt, $7,000 in senior subordinated notes issued with warrants expiring in 1999 to acquire approximately 766,000 shares of NABI Common Stock and $5,317 in net proceeds from the issuance of NABI Common Stock to unrelated third parties. In addition to the cash consideration, NABI forgave its March 31, 1990 note receivable from CPCI with a residual balance of $1,642, issued a warrant to CPCI to purchase 750,000 common shares exercisable for a period of five years beginning March 31, 1994, and also entered into a contingent purchase price agreement with CPCI based on sales of source plasma over a minimum of 7 years with a net present value of approximately $6,646 on March 31, 1992. This agreement was amended in January 1994 in connection with the acquisition discussed in Note 13. In August 1994, CPCI and NABI agreed to modify the additional purchase price agreement to provide for a single lump sum payment of $6.5 million plus accrued additional payments through September 30, 1994, in full satisfaction of NABI's obligations to make contingent payments. In October 1994, NABI used $6.5 million of proceeds from a public offering to prepay its obligations under the agreement (Note 8). Accordingly, the excess of acquisition cost over net assets acquired was reduced by the remaining carrying value of the contingent obligation.

  Information concerning sales of plasma products to CPCI is presented in Note
15. NABI paid management fees of $15 to CPCI in 1992 and interest income related to CPCI notes receivable was approximately $28 in 1992.

  Effective September 30, 1992, NABI acquired H-BIG, a proprietary plasma-based product, from Abbott, in consideration of 2 million shares of NABI Common Stock valued at $3,854 (representing approximately 16% of the total outstanding shares of NABI Common Stock at the time) and future royalties based upon product sales.

The shares of NABI Common Stock issued to Abbott were not registered under the federal securities laws and therefore are subject to restrictions on transfer. With respect to its investment in NABI, Abbott has agreed to various standstill measures, including agreements not to acquire additional shares without approval of NABI's Board of Directors and to vote its shares on most matters in the same proportion as other stockholders.

  The acquired intangible assets, including trademarks, trademark registrations and non-competition agreements, are being amortized over their expected useful lives ranging from 10 to 25 years.

  In November 1992, Abbott transferred to NABI all of its rights to HIV-IG, an experimental product which may prevent the transmission of AIDS to unborn infants whose mothers are HIV-positive. Consideration for the product will be future royalties based upon commercial sales. HIV-IG is currently in Phase III clinical trials.

  Related party transactions with Abbott for the years ended December 31, 1994 and 1993 and the three months ended December 31, 1992 are summarized below:

                                                          1994    1993   1992
                                                         ------- ------ ------
   Sales of plasma-related products and testing servic-
    es.................................................. $ 6,103 $4,436 $1,371
   Purchases of diagnostic, therapeutic and testing
    products............................................  11,260  8,735  1,720
   Product royalty obligations..........................   1,426  1,545    347
   Product distribution fees............................     120    136     25

  At December 31, 1994 and 1993, trade accounts receivable from Abbott totaled $1,465 and $665, respectively, and accounts payable to Abbott aggregated $625 and $1,354, respectively.

NOTE 13 BUSINESS ACQUISITION

  On January 27, 1994, NABI acquired PBI. PBI's principal business activities have been the collection and sale of human plasma. The acquisition was accounted for by the purchase method and accordingly, the results of operations of PBI are included with those of NABI for periods subsequent to the date of acquisition.

  The acquisition cost of PBI aggregated approximately $21 million and was funded through the issuance of approximately 2.3 million shares of NABI Common Stock valued at approximately $8 million, the assumption of various liabilities of PBI aggregating approximately $12 million and additional contingent purchase price obligations to CPCI (Note 12) of approximately $1 million. In connection with the acquisition, NABI amended its bank credit agreement with its principal lender, as more fully discussed in Note 7, the proceeds of which were used to repay PBI's existing bank indebtedness of approximately $6.5 million. Approximately $8.1 million in acquisition cost over net assets acquired is being amortized ratably over 25 years.

  In connection with the acquisition, NABI entered into a five-year contract to supply a substantial portion of plasma produced by PBI to a single customer. This customer has also entered into a three-year contract to purchase additional plasma from NABI.

  The following unaudited pro forma combined condensed statement of operations of NABI and PBI for the years ended December 31, 1994 and 1993 has been prepared as if PBI had been acquired on January 1, 1993 and gives effect to certain pro forma adjustments:

                                                               1994     1993
                                                             -------- --------
   Sales.................................................... $167,000 $141,000
   Income before extraordinary charge/cumulative effect of
    change in accounting for income taxes................... $  8,619 $  3,674
   Net income............................................... $  7,902 $  3,774
   Earnings per share....................................... $   0.45 $   0.24

NOTE 14 COMMITMENTS AND CONTINGENCIES

  At December 31, 1994, NABI and its subsidiaries were parties to certain routine claims and litigation occurring in the normal course of business.

  At December 31, 1994, NABI had outstanding purchase commitments with a principal supplier which expire through September 1999. Under the agreement, NABI is obligated to purchase goods from the supplier aggregating approximately $21,220 in fiscal 1995, $21,942 in fiscal 1996 through fiscal 1998, and $16,457 in fiscal 1999.

  NABI is committed to purchase the entire plasma production of certain contract centers through 1999.

NOTE 15 INDUSTRY SEGMENT INFORMATION

  NABI operates in three principal industry segments. Plasma consists of the operation of plasma collection centers for the collection and processing of source and specialty plasmas. Therapeutic Products consists of proprietary plasma-based immune globulin therapeutic products. Diagnostic Products and Services is comprised primarily of the production and sale of human plasma-based control and diagnostic products and the performance of laboratory testing services. Corporate and other includes the elimination of income on intersegment sales, unallocated general corporate expenses, interest, including amortization of debt discount, and research and development expenses.

  Net export sales in 1994, 1993 and 1992 were $62,122, $51,722 and $47,142, respectively and represented 38%, 51% and 57% of consolidated sales for those years, respectively. Export sales are primarily to Europe. Plasma sales to unaffiliated customers (Baxter, Immuno, Behringwerke and Miles for 1994, Immuno and Behringwerke for 1993, Immuno, Amerca Associates, and Behringwerke for 1992) exceeding 10% of consolidated sales aggregated 59%, 34% and 46% of sales in 1994, 1993 and 1992, respectively. CPCI was a principal stockholder and major customer until March 31, 1992, representing 6% of sales in 1992 (Note 12).

  Information regarding NABI's operations and identifiable assets in the different industry segments is as follows:

                                                      1994      1993     1992
                                                    --------  --------  -------
Sales to Unaffiliated Customers:
  Plasma........................................... $140,427  $ 82,129  $63,648
  Therapeutic Products.............................    8,697     5,876      856
  Diagnostic Products and Services.................    9,451     9,133   11,215
                                                    --------  --------  -------
                                                     158,575    97,138   75,719
Sales to Affiliated Customers:
  Plasma...........................................    3,512     3,071    6,034
  Therapeutic Products.............................      598       681      532
  Diagnostic Products and Services.................    1,993       684       69
                                                    --------  --------  -------
                                                       6,103     4,436    6,635
Intersegment Sales:
  Diagnostic Products and Services.................   12,414    10,211    8,338
  Eliminations.....................................  (12,414)  (10,211)  (8,338)
                                                    --------  --------  -------
    Total Sales.................................... $164,678  $101,574  $82,354
                                                    ========  ========  =======
Operating Profit (Cost):
  Plasma........................................... $ 19,500  $ 10,997  $ 5,190
  Therapeutic Products.............................    4,433     2,942      347
  Diagnostic Products and Services.................    2,910      (140)     211
  Corporate and Other..............................   (9,417)   (5,326)  (3,889)
                                                    --------  --------  -------
                                                    $ 17,426  $  8,473  $ 1,859
                                                    ========  ========  =======
Identifiable Assets:
  Plasma........................................... $ 72,250  $ 38,936  $33,518
  Therapeutic Products.............................   11,108     6,521    4,355
  Diagnostic Products and Services.................    6,210     4,965    6,447
  Corporate and Other..............................    4,249     2,466    3,200
                                                    --------  --------  -------
                                                    $ 93,817  $ 52,888  $47,520
                                                    ========  ========  =======
Capital Expenditures:
  Plasma........................................... $  2,576  $    816  $ 1,702
  Therapeutic Products.............................    1,620       365        2
  Diagnostic Products and Services.................      282       377      227
  Corporate and Other..............................    2,282       152      250
                                                    --------  --------  -------
                                                    $  6,760  $  1,710  $ 2,181
                                                    ========  ========  =======
Depreciation and Amortization Expenses:
  Plasma........................................... $  3,254  $  1,825  $ 1,481
  Therapeutic Products.............................      252       232       55
  Diagnostic Products and Services.................      411       405      433
  Corporate and Other..............................      481       496      238
                                                    --------  --------  -------
                                                    $  4,398  $  2,958  $ 2,207
                                                    ========  ========  =======

NOTE 16 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                   PER SHARE DATA
                                                                  ------------------------------------------------
                                           INCOME BEFORE           INCOME BEFORE
                                           EXTRAORDINARY           EXTRAORDINARY                 CUMULATIVE
                                             CHARGE AND              CHARGE AND                  EFFECT OF
                                             CUMULATIVE              CUMULATIVE                  CHANGE IN
                                          EFFECT OF CHANGE        EFFECT OF CHANGE               ACCOUNTING
                                   GROSS   IN ACCOUNTING    NET    IN ACCOUNTING   EXTRAORDINARY FOR INCOME  NET
                          SALES   MARGIN  FOR INCOME TAXES INCOME FOR INCOME TAXES    CHARGE       TAXES    INCOME
                         -------- ------- ---------------- ------ ---------------- ------------- ---------- ------
1995
1st Quarter............. $ 46,477 $ 9,342      $3,055      $3,055      $0.15             --          --     $0.15
2nd Quarter.............   46,975   9,909       3,425       3,425       0.17             --          --      0.17
                         -------- -------      ------      ------      -----          ------       -----    -----
                         $ 93,452 $19,251      $6,480      $6,480      $0.32             --          --     $0.32
                         ======== =======      ======      ======      =====          ======       =====    =====
1994
1st Quarter............. $ 35,636 $ 7,337      $1,617      $1,617      $0.10             --          --     $0.10
2nd Quarter.............   41,644   8,436       2,093       2,093       0.12             --          --      0.12
3rd Quarter.............   43,501   8,653       2,110       2,110       0.12             --          --      0.12
4th Quarter.............   43,897   8,884       2,807       2,090       0.14          $(0.04)        --      0.10
                         -------- -------      ------      ------      -----          ------       -----    -----
                         $164,678 $33,310      $8,627      $7,910      $0.49(1)       $(0.04)        --     $0.45(1)
                         ======== =======      ======      ======      =====          ======       =====    =====
1993
1st Quarter............. $ 21,503 $ 3,812      $  324      $  424      $0.02             --        $0.01    $0.03
2nd Quarter.............   22,636   4,677         749         749       0.06             --          --      0.06
3rd Quarter.............   27,628   5,336         988         988       0.07             --          --      0.07
4th Quarter.............   29,807   6,142       1,344       1,344       0.10             --          --      0.10
                         -------- -------      ------      ------      -----          ------       -----    -----
                         $101,574 $19,967      $3,405      $3,505      $0.25             --        $0.01    $0.26
                         ======== =======      ======      ======      =====          ======       =====    =====

--------
(1) The quarterly per share amounts do not aggregate to the total per share amounts for 1994 due to fluctuations in the weighted average shares outstanding.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Univax Biologics, Inc.

  In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Univax Biologics, Inc. at December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As discussed in Note 1 to the financial statements, the Company changed its method of accounting and reporting certain investments in debt securities in 1993.

Price Waterhouse LLP

Washington, D.C.
February 10, 1995

                             UNIVAX BIOLOGICS, INC.

                                 BALANCE SHEET

                                                          DECEMBER 31,
                                        JUNE 30,    --------------------------
                                          1995          1994          1993
                                      ------------  ------------  ------------
                                      (UNAUDITED)

                                   ASSETS
Current assets:
  Cash and cash equivalents.......... $  2,972,048  $ 10,149,911  $ 12,423,497
  Short-term investments.............   13,941,996    18,697,575    16,547,992
  Receivables........................    2,429,107       508,731       503,606
  Inventory..........................      417,184           --            --
  Prepaid expenses...................      997,999       497,814       450,200
  Other..............................      147,088           --            --
                                      ------------  ------------  ------------
    Total current assets.............   20,905,422    29,854,031    29,925,295
Property and equipment, net..........    7,177,194     7,703,159     8,455,451
Other................................      824,299       715,222       190,498
                                      ------------  ------------  ------------
    Total assets..................... $ 28,906,915  $ 38,272,412  $ 38,571,244
                                      ============  ============  ============
                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................... $  2,129,184  $  1,162,795  $    893,878
  Accrued expenses...................    1,112,339       846,797       682,130
  Current portion of long-term debt..    1,117,047     1,187,701     1,101,152
                                      ------------  ------------  ------------
    Total current liabilities........    4,358,570     3,197,293     2,677,160
Long-term debt.......................    1,354,171     1,341,291     2,016,703
Other................................      221,109       179,285       224,295
                                      ------------  ------------  ------------
    Total liabilities................    5,933,850     4,717,869     4,918,158
                                      ------------  ------------  ------------
Commitments and contingencies
Stockholders' equity:
  Preferred Stock, $.01 par value,
   10,000,000 shares authorized:
   Series E, 502,512 (unaudited) and
   502,512 shares issued and
   outstanding, respectively,
   convertible into 502,512 shares of
   Common Stock subject to
   adjustment........................        5,025         5,025         5,025
  Common Stock, $.01 par value,
   30,000,000 shares authorized,
   17,149,537 (unaudited), 17,040,074
   and 12,965,160 shares issued and
   outstanding, respectively.........      171,495       170,400       129,651
  Additional paid-in capital.........   95,305,523    95,049,024    73,367,295
  Accumulated deficit................  (72,508,978)  (61,669,906)  (39,848,885)
                                      ------------  ------------  ------------
    Total stockholders' equity.......   22,973,065    33,554,543    33,653,086
                                      ------------  ------------  ------------
    Total liabilities and
     stockholders' equity............ $ 28,906,915  $ 38,272,412  $ 38,571,244
                                      ============  ============  ============

   The accompanying notes are an integral part of these financial statements.

                             UNIVAX BIOLOGICS, INC.

                            STATEMENTS OF OPERATIONS

                                SIX MONTHS
                              ENDED JUNE 30,                YEAR ENDED DECEMBER 31,
                         --------------------------  ----------------------------------------
                             1995          1994          1994          1993          1992
                         ------------  ------------  ------------  ------------  ------------
                                (UNAUDITED)
Revenues:
  Research and
   development
   agreements........... $  3,338,241  $  1,362,950  $  2,782,657  $  1,114,906  $    922,000
  Product sales.........      663,662           --            --            --            --
  Other.................          --            --            --         66,500        51,000
                         ------------  ------------  ------------  ------------  ------------
    Total revenues......    4,001,903     1,362,950     2,782,657     1,181,406       973,000
                         ------------  ------------  ------------  ------------  ------------
Operating costs and
 expenses:
  Cost of goods sold....      384,924           --            --            --            --
  Research and product
   development costs....   11,031,438     8,916,478    19,494,184    18,065,359    12,051,201
  General and
   administrative.......    4,088,233     2,613,564     5,206,783     4,382,154     3,326,645
                         ------------  ------------  ------------  ------------  ------------
    Total expenses......   15,504,595    11,530,042    24,700,967    22,447,513    15,377,846
                         ------------  ------------  ------------  ------------  ------------
Operating loss..........  (11,502,692)  (10,167,092)  (21,918,310)  (21,266,107)  (14,404,846)
Gain (loss) of market
 value of trading
 securities.............      145,424      (458,714)     (179,451)          --            --
Investment income.......      613,333       308,294       496,074     1,166,103     1,602,915
Interest expense........      (95,137)     (117,804)     (219,334)     (205,133)     (192,408)
                         ------------  ------------  ------------  ------------  ------------
Net loss................ $(10,839,072) $(10,435,316) $(21,821,021) $(20,305,137) $(12,994,339)
                         ============  ============  ============  ============  ============
Net loss per share...... $      (0.63) $      (0.80) $      (1.52) $      (1.74) $      (1.19)
                         ============  ============  ============  ============  ============
Weighted average number
 of Common Shares
 outstanding............   17,091,709    13,011,473    14,357,551    11,688,532    10,888,979
                         ============  ============  ============  ============  ============


   The accompanying notes are an integral part of these financial statements.

                             UNIVAX BIOLOGICS, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

               FOR THE SIX MONTHS ENDED JUNE 30, 1995 (UNAUDITED)
              AND THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                            PREFERRED STOCK         COMMON STOCK     ADDITIONAL
                          --------------------- --------------------   PAID-IN    ACCUMULATED
                            SHARES    PAR VALUE   SHARES   PAR VALUE   CAPITAL      DEFICIT        TOTAL
                          ----------  --------- ---------- --------- -----------  ------------  ------------
Balance at December 31,
 1991...................   6,398,000   $63,980     676,103 $  6,761  $13,773,991  $ (6,549,409) $  7,295,323
Conversion of Preferred
 Stock to Common Stock..  (6,398,000)  (63,980)  6,398,000   63,980          --            --            --
Issuance of Common Stock
 pursuant to initial
 public offering (net of
 offering costs of
 $3,935,385)............         --        --    4,000,000   40,000   44,024,615           --     44,064,615
Common Stock issued for
 exercise of warrant....         --        --       60,000      600        8,400           --          9,000
Issuance of Common Stock
 pursuant to contractual
 agreement..............         --        --      100,000    1,000      299,000           --        300,000
Issuance of Common Stock
 pursuant to employee
 stock purchase plan....         --        --        1,330       13        7,052           --          7,065
Exercise of stock
 options................         --        --      135,792    1,357       77,817           --         79,174
Net loss for the year
 ended
 December 31, 1992......         --        --          --       --           --    (12,994,339)  (12,994,339)
                          ----------   -------  ---------- --------  -----------  ------------  ------------
Balance at December 31,
 1992...................         --        --   11,371,225  113,711   58,190,875   (19,543,748)   38,760,838
Issuance of Common Stock
 pursuant to employee
 stock purchase plan....         --        --        8,471       85       54,112           --         54,197
Exercise of stock
 options................         --        --      199,803    1,998      169,363           --        171,361
Common Stock issued for
 exercise of warrant....         --        --       80,358      804         (804)          --            --
Issuance of Series E
 Preferred Stock........     502,512     5,025         --       --     4,994,975           --      5,000,000
Issuance of Common Stock
 pursuant to private
 offering (net of
 offering expenses of
 $796,933)..............         --        --    1,305,303   13,053    9,958,774           --      9,971,827
Net loss for the year
 ended
 December 31, 1993......         --        --          --       --           --    (20,305,137)  (20,305,137)
                          ----------   -------  ---------- --------  -----------  ------------  ------------
Balance at December 31,
 1993...................     502,512     5,025  12,965,160  129,651   73,367,295   (39,848,885)   33,653,086
Exercise of stock
 options................         --        --      116,755    1,168       97,404           --         98,572
Issuance of Common Stock
 pursuant to employee
 stock purchase plan....         --        --       15,432      154       89,772           --         89,926
Issuance of Common Stock
 pursuant to public
 offering (net of
 offering expenses of
 $151,019)..............         --        --    3,942,727   39,427   21,494,553           --     21,533,980
Net loss for the year
 ended
 December 31, 1994......         --        --          --       --           --    (21,821,021)  (21,821,021)
                          ----------   -------  ---------- --------  -----------  ------------  ------------
Balance at December 31,
 1994...................     502,512     5,025  17,040,074  170,400   95,049,024   (61,669,906)   33,554,543
Exercise of stock
 options (unaudited)....         --        --       93,044      931      197,390           --        198,321
Issuance of Common Stock
 pursuant to employee
 stock purchase plan
 (unaudited)............         --        --       16,419      164       59,109           --         59,273
Net loss for the six
 months ended June 30,
 1995 (unaudited).......         --        --          --       --           --    (10,839,072)  (10,839,072)
                          ----------   -------  ---------- --------  -----------  ------------  ------------
Balance at June 30, 1995
 (unaudited)............     502,512   $ 5,025  17,149,537 $171,495  $95,305,523  $(72,508,978) $ 22,973,065
                          ==========   =======  ========== ========  ===========  ============  ============

   The accompanying notes are an integral part of these financial statements.

                             UNIVAX BIOLOGICS, INC.

                            STATEMENTS OF CASH FLOWS

                                 SIX MONTHS
                               ENDED JUNE 30,                YEAR ENDED DECEMBER 31,
                          --------------------------  ----------------------------------------
                              1995          1994          1994          1993          1992
                          ------------  ------------  ------------  ------------  ------------
                                 (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
Net loss................  $(10,839,072) $(10,435,316) $(21,821,021) $(20,305,137) $(12,994,339)
Adjustments to reconcile
 net loss to net cash
 used in operating
 activities:
 Depreciation and
  amortization..........     1,030,176       926,749     1,920,521     1,664,823       921,503
 Write-off of
  construction in
  progress..............           --        401,287       401,287           --            --
 Amortization of bond
  premiums and
  discounts.............        25,360        40,137        51,546        59,602        50,366
 Loss (gain) on sale of
  securities............           --         58,403       370,046      (164,903)      (37,500)
 (Gain) loss of market
  value of trading
  securities............      (145,424)      458,714       179,451           --            --
 Loss on disposal of
  equipment.............           308           --            --          1,003           --
 (Increase) decrease in
  receivables...........    (1,920,376)      (34,044)       (5,125)      465,335      (947,783)
 Increase in inventory..      (417,184)          --            --            --            --
 Increase in prepaid
  expenses..............      (500,185)      (10,834)      (47,614)     (364,035)      (20,085)
 Increase in other
  asset.................      (147,088)          --            --            --            --
 Increase (decrease) in
  accounts payable......       966,390        58,782       268,917      (570,717)    1,271,407
 Increase (decrease) in
  accrued expenses......       265,542        (9,834)      164,667        (3,608)       38,591
 Decrease in advance
  under product
  development
  agreement.............           --            --            --            --       (500,000)
 Increase (decrease) in
  other liabilities.....        41,824      (108,507)      (45,010)       25,291       124,921
 Purchase of trading
  securities............    (4,036,440)  (19,096,460)  (27,925,960)          --            --
 Sales and redemptions
  of trading
  securities............     8,912,083    16,978,107    25,175,333           --            --
                          ------------  ------------  ------------  ------------  ------------
 Net cash used in
  operating activities..    (6,764,086)  (10,772,816)  (21,312,962)  (19,192,346)  (12,092,919)
                          ------------  ------------  ------------  ------------  ------------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
Purchases of
 investments............           --            --            --    (22,041,817)  (41,761,774)
Sales and redemption of
 investments............           --            --            --     33,410,622    13,937,412
Purchases of property
 and equipment..........      (505,419)     (932,546)   (1,569,516)   (2,320,678)   (6,002,221)
Sales of property and
 equipment..............           900           --            --            --        478,464
Increase in other
 assets.................      (109,077)      (15,639)     (524,723)      (44,366)     (130,437)
                          ------------  ------------  ------------  ------------  ------------
 Net cash (used in)
  provided by investing
  activities............      (613,596)     (948,185)   (2,094,239)    9,003,761   (33,478,556)
                          ------------  ------------  ------------  ------------  ------------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
Payments on long-term
 debt...................      (658,080)     (583,165)   (1,195,044)     (806,709)     (408,978)
Proceeds from long-term
 borrowings.............       600,305       167,984       606,181     2,596,704       232,965
Proceeds from issuance
 of
Preferred Stock.........           --            --            --      5,000,000           --
Proceeds from issuance
 of Common Stock........       257,594       101,795    21,722,478    10,197,385    44,459,854
Decrease in deferred
 offering expenses......           --            --            --        251,523        68,111
                          ------------  ------------  ------------  ------------  ------------
 Net cash provided by
  (used in) financing
  activities............       199,819      (313,386)   21,133,615    17,238,903    44,351,952
                          ------------  ------------  ------------  ------------  ------------
Net (decrease) increase
 in cash and cash
 equivalents............    (7,177,863)  (12,034,387)   (2,273,586)    7,050,318    (1,219,523)
Cash and cash
 equivalents, at
 beginning of period....    10,149,911    12,423,497    12,423,497     5,373,179     6,592,702
                          ------------  ------------  ------------  ------------  ------------
Cash and cash
 equivalents, at end of
 period.................  $  2,972,048  $    389,110  $ 10,149,911  $ 12,423,497  $  5,373,179
                          ============  ============  ============  ============  ============

   The accompanying notes are an integral part of these financial statements.

                            UNIVAX BIOLOGICS, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Univax Biologics, Inc. ("Univax"), is a biopharmaceutical company whose mission is to develop and market products for the prevention and treatment of serious infectious diseases and their associated complications through activation and targeting of the human immune system. In pursuing this mission, Univax is developing two broad-based product lines--vaccines for long-term protection against infections and specific polyclonal antibodies for immediate, short-term protection and therapeutic intervention. Univax currently has one product under FDA review for marketing approval and eight additional products in development, three of which are in human clinical trials.

 Cash equivalents and investments

  Cash equivalents and investments consist of money market funds invested in securities issued or guaranteed by the U.S. Treasury and debt instruments including U.S. Treasury securities, U.S. Government Agency securities and high quality commercial paper and corporate debt.

  Univax considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Effective December 31, 1993, Univax adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and changed its method of accounting and reporting for investments in debt securities. All investments as of December 31, 1993 were classified as trading securities based upon the active and frequent buying and selling of these securities and were classified as short-term investments. The investments are stated at market, and unrealized holding gains and losses are included in earnings. The adoption of SFAS No. 115 did not have a material effect on Univax's operations or accumulated deficit in 1993.

 Furniture and equipment

  Furniture and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of these assets of five years. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method based on the shorter of the estimated useful life or the term of the lease. Expenditures for maintenance and repairs which do not significantly prolong the useful lives of the assets are charged to expense.

 Revenues

  Research and product development agreements provide for periodic payments in support of some of Univax's research activities and additional payments upon the attainment of specified milestones. Revenue from research support payments are recognized as the related expenses are incurred. Milestone payments are included in revenues in the period in which the applicable milestone is achieved.

 Research and product development costs

  Research and product development costs are expensed as incurred. Univax records expenses under collaborative product development agreements at the earlier of the achievement of milestones or when payments are contractually due.

 Income taxes

  Univax uses the liability method to account for income taxes which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amount and the tax basis of assets and liabilities.

                            UNIVAX BIOLOGICS, INC.

 Net loss per share

  Net loss per common share is based on the weighted average number of common shares outstanding during the period plus the number of shares of Univax Common Stock issued upon conversion of the preferred stock into shares of Univax Common Stock on the initial public offering date, from the date the preferred stock was issued. In addition, pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, all common and preferred shares issued and options and warrants granted by Univax during the 12 months preceding the initial public offering date (using the treasury stock method and a public offering price of $12.00 per share) have been included in the calculation of common and common equivalent shares outstanding as if they were outstanding for all periods presented prior to the initial public offering. All other options, warrants, and preferred stock have been excluded from the calculation of common and common equivalent shares outstanding since they would serve to reduce the net loss per share.

 Reclassifications

  Certain reclassifications have been made to the prior years' financial statements in order to conform to the 1994 presentation.

 Unaudited Financial Statements

  The interim financial data is unaudited; however, in the opinion of Univax, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for the interim periods.

NOTE 2--PROPERTY AND EQUIPMENT

  Property and equipment consists of the following:

                                                           DECEMBER 31,
                                                      ------------------------
                                                         1994         1993
                                                      -----------  -----------
   Laboratory equipment.............................. $ 6,081,507  $ 5,402,933
   Furniture and office equipment....................   1,926,785    1,334,774
   Leasehold improvements............................   4,333,552    4,039,686
   Construction in progress..........................         --       401,287
                                                      -----------  -----------
                                                       12,341,844   11,178,680
   Less: accumulated depreciation and amortization...  (4,638,685)  (2,723,229)
                                                      -----------  -----------
                                                      $ 7,703,159  $ 8,455,451
                                                      ===========  ===========

  Depreciation and amortization expense during 1994, 1993 and 1992 includes capital lease amortization of approximately $308,000, $309,000 and $208,000, respectively.

  Included in laboratory equipment and furniture and office equipment are assets which have been accounted for as capital leases totaling $1.4 million at December 31, 1994 and 1993.

                            UNIVAX BIOLOGICS, INC.

NOTE 3--LONG-TERM DEBT

  Long-term debt consists of the following:

                                                          DECEMBER 31,
                                                     ------------------------
                                                        1994         1993
                                                     -----------  -----------
   Equipment term notes, interest at rates from
    12.2% to 13.1%, payable in installments through
    1998, secured by equipment with a net book
    value of $2,148,000 and $2,267,000,
    respectively...................................  $ 2,211,755  $ 2,452,187
   Capitalized lease obligations (Note 7)..........      317,237      665,668
                                                     -----------  -----------
                                                       2,528,992    3,117,855
   Less: current portion...........................   (1,187,701)  (1,101,152)
                                                     -----------  -----------
   Long-term debt..................................  $ 1,341,291  $ 2,016,703
                                                     ===========  ===========

  Minimum annual principal payments of equipment term notes are as follows:

   YEAR ENDING DECEMBER 31,
   ------------------------
   1995............................................................ $  884,812
   1996............................................................    770,829
   1997............................................................    459,047
   1998............................................................     97,067
                                                                    ----------
                                                                    $2,211,755
                                                                    ==========

NOTE 4--STOCKHOLDERS' EQUITY

 Preferred Stock

  During 1988 and 1989, Univax issued a total of 600,000 shares of its Series A Preferred Stock at $1.25 per share. In 1991, Univax issued an additional 3,600,000 shares of its Series A Preferred Stock at $1.25 per share in exchange for $3,500,000 in cash and $1,000,000 in notes payable to a stockholder; 800,000 shares of its Series B Preferred Stock at $2.50 per share for $2,000,000 in cash; 778,000 shares of Series C Preferred Stock at $4.50 per share in exchange for $3,501,000 in cash; and 620,000 shares of Series D Preferred Stock at $5.00 per share in exchange for $3,100,000 in cash. The Series A, B, C and D Preferred Stock is voting, carries a $.10 per share noncumulative dividend and is convertible, at the option of the stockholder, into Univax Common Stock on a share-for-share basis. The Series A, B, C and D Preferred Stock carries a liquidation preference plus declared and unpaid dividends. Each share of Series A, B, C and D Preferred Stock was automatically converted into one share of Univax Common Stock upon consummation of Univax's initial public offering in February 1992. There are no shares of Series A, B, C and D Preferred Stock outstanding.

  In August 1993, Univax issued 502,512 shares of Univax Series E Preferred Stock to Genzyme for $5 million. The Univax Series E Preferred Stock participates ratably in any dividends declared and paid on Univax Common Stock and carries a liquidation preference subject to adjustment. Holders of Univax Series E Preferred Stock have no preemptive rights. Each share of Univax Series E Preferred Stock is initially convertible into one share of Univax Common Stock, subject to adjustment to prevent dilution. The conversion price was $9.95 per share as of December 31, 1993, and was adjusted to $9.04 per share in 1994 as a result of Univax's September 1994 sale of Univax Common Stock. On or after August 15, 1997, Univax at its option may redeem all of the shares of Univax Series E Preferred Stock then outstanding or require that all such shares be converted into Univax Common Stock. The redemption price for each share of Univax Series E Preferred Stock redeemed is

                            UNIVAX BIOLOGICS, INC.

equal to the greater of (i) 125% of the fair market value of a share of Univax's Common Stock multiplied by the number of shares of Univax Common Stock into which each share of Univax Series E Preferred Stock is then convertible and (ii) $12.44, with certain exceptions. Holders of Univax Series E Preferred Stock are entitled to the number of votes equal to the number of shares of Univax Common Stock into which the shares of Univax Series E Preferred Stock held by each such holder are convertible (as adjusted). Except as required by law, holders of Univax Series E Preferred Stock vote together with the holders of Univax Common Stock as a single class.

 Common Stock

  In February 1992, Univax successfully completed an initial public offering of 4,000,000 shares of Univax Common Stock at $12.00 per share, net of offering expenses totaling $3,935,385. In December 1993, Univax sold 1,305,303 shares of Univax Common Stock in private placement transactions at $8.25 per share, net of offering expenses of $796,933. In September 1994, Univax sold 3,942,727 shares of Univax Common Stock in a public offering to institutional investors at $5.50 per share, net of offering expenses of $151,019.

 Stock options

  In 1989, Univax adopted the 1989 Stock Plan (the "Stock Plan"), which provides both for the direct award or sale of shares of Univax Common Stock and for the grant of options to purchase shares of Univax Common Stock. Options granted under the Stock Plan may include incentive stock options, as described in the Code, as well as options which do not qualify as incentive stock options. The vesting and the term of any option shall be determined by the Board of Directors at its discretion; however, the term of an incentive stock option shall not exceed ten years. The aggregate number of shares which may be issued under the Stock Plan shall not exceed the 2,500,000 shares reserved. Shares and options may be issued under the Stock Plan only to employees, consultants and directors of Univax. The purchase or exercise price for sales of shares under the Stock Plan shall be determined by the Board of Directors, subject to certain limitations, and at its discretion, options may be granted for which the exercise price is payable in shares of Univax Common Stock which have been owned by the purchaser for more than 12 months. Awards of shares may be made in consideration for services rendered prior to the award.

  In addition, Univax has reserved 400,000 shares for the grant of nonqualified options to purchase shares of Univax Common Stock to consultants and directors of Univax. Univax has granted 380,000 nonqualified options at December 31, 1994, under terms and conditions similar to the Stock Plan.

  The following table summarizes the activity in Univax's stock options. As of December 31, 1994, all stock options granted have four-year vesting periods.

                                                        OPTIONS   EXERCISE PRICE
                                                       ---------  --------------
                                                                    $   0.15-
   Balance at December 31, 1991....................... 1,236,239         4.00
                                                                         5.75-
     Granted..........................................   502,100         12.50
                                                                         0.15-
     Exercised........................................  (135,792)         0.30
                                                                         0.15-
     Cancelled........................................   (26,125)        12.50
                                                       ---------    ---------
                                                                         0.15-
   Balance at December 31, 1992....................... 1,576,422          8.00
                                                                         6.75-
     Granted..........................................   355,700         10.25
                                                                         0.15-
     Exercised........................................  (199,803)         7.25
                                                                         0.15-
     Cancelled........................................   (73,280)        10.25
                                                       ---------    ---------
                                                                         0.15-
   Balance at December 31, 1993....................... 1,659,039         10.25
                                                                         5.50-
     Granted..........................................   642,775          8.50
                                                                         0.15-
     Exercised........................................  (116,755)         8.25
                                                                         0.15-
     Cancelled........................................  (348,867)        10.25
                                                       ---------    ---------
                                                                    $   0.15-
   Balance at December 31, 1994....................... 1,836,192        10.25
                                                       =========    =========

                            UNIVAX BIOLOGICS, INC.

  At December 31, 1994, 1993 and 1992, options to purchase 953,037, 731,148 and 466,019 shares, respectively, were exercisable at prices ranging from $0.15 to $10.25 per share.

  In November 1994, the Board of Directors authorized Univax to give its employees the opportunity to reprice any of their stock option grants to $6.00 dollars per share (fair market value as of the date of grant). The stock options which were repriced were surrendered to Univax and cancelled in exchange for new stock option grants which began vesting as of November 1994. Officers who elected to reprice their stock options were issued four stock options for each five stock options cancelled.

  Subsequent to December 31, 1994, Univax granted an additional 377,800 options under the stock plan at $4.25 per share (fair market value as of the date of grant), 7,625 options were exercised at prices ranging from $0.15 to $4.00 per share and 5,770 options were cancelled.

  Univax has recorded compensation expense for the difference between the exercise price of the stock options and the deemed fair value for accounting purposes of Univax Common Stock. The compensation expense will be amortized ratably over the four-year vesting period ($54,000, $65,000 and $76,000 in 1994, 1993 and 1992, respectively) and will not exceed approximately $245,000 in total.

 Stock purchase plan

  During 1991, Univax adopted the Employee Stock Purchase Plan. The Plan provides for the purchase of Univax Common Stock by employees at a price equal to 85% of the fair market value of such stock. The maximum number of common shares which will be available under the Plan is 200,000 shares. As of December 31, 1994, 25,233 shares were issued to employees under this plan and another 6,736 shares were issued subsequent to December 31, 1994.

 Warrants

  In connection with the issuance of Series A Preferred Stock in 1991, Univax issued a warrant to purchase 60,000 shares of Univax Common Stock at $0.15 per share at any time prior to February 1996. This warrant was exercised in February 1992. During 1991, Univax also issued a warrant to purchase 94,000 shares of preferred stock at $1.25 per share at any time prior to May 2000 and 11,400 shares of preferred stock at $5.00 per share at any time prior to December 2000 in connection with entering into the master lease obligation (Note 7). These warrants were converted into warrants to purchase Univax Common Stock upon the closing of Univax's initial public offering in February 1992. In June 1993, the holder of the warrant to purchase 94,000 shares exercised and received 80,358 shares of Univax Common Stock, and the remaining 13,642 warrants were cancelled. During 1990, Univax granted a collaborator the option to purchase 100,000 shares of Univax Common Stock at a price of $3.00 per share any time prior to May 1993 in connection with entering into a product development agreement (Note 5). This option was exercised in March 1992.

NOTE 5--PRODUCT DEVELOPMENT AND LICENSING AGREEMENTS

  Univax has entered into product development and licensing agreements with the following collaborators.

 Rh Pharmaceuticals Inc.

  In October 1992, Univax entered into a license and distribution agreement with Rh Pharmaceuticals. The agreement grants Univax exclusive rights to sell in the United States a product developed by Rh Pharmaceuticals, and grants Rh Pharmaceuticals rights to manufacture and sell in Canada certain of Univax's current and future products. The agreement terminates ten years after the date Rh Pharmaceuticals obtains all regulatory approvals in the U.S. for its product. Univax paid Rh Pharmaceuticals $100,000 upon execution of the agreement and is

                            UNIVAX BIOLOGICS, INC.

obligated to make an additional $400,000 payment upon regulatory approval to market and sell the product in the U.S. Univax is also obligated to expend $750,000 in each of the first two years following such approval for marketing and selling expenses related to this product. In addition, Univax is obligated to pay Rh Pharmaceuticals $500,000 for process development, clinical testing and improvements to Rh Pharmaceuticals' manufacturing facility, provided that Rh Pharmaceuticals matches such funding. Univax will receive 40% of the profits from the sale of the product in the U.S. until cumulative profits reach a specified threshold, after which Univax and Rh Pharmaceuticals will share profits equally.

 Genzyme Corporation

  In August 1993, Univax entered into an agreement with Genzyme to develop and commercialize products based on MEP antigen for treatment of infections associated with cystic fibrosis. The agreement provides for milestone payments totaling up to $6 million as well as development cost reimbursements of more than $12 million and profit sharing payments. Univax retains manufacturing rights to any products developed under this agreement and Genzyme receives worldwide marketing rights. The agreement terminates on a country-by-country basis after the later of the expiration of the last patent included in the agreement, either owned by or licensed to Univax, or ten years after the date of the first commercial sale. Univax recognized approximately $2,759,000 and $1,100,000 in revenues under this agreement in 1994 and 1993, respectively, which consisted primarily of development cost reimbursements. Univax incurred direct development costs related to these products in excess of the revenues recognized.

 ImmuCell Corporation

  In May 1992, Univax entered into a 15-year licensing and distribution agreement with ImmuCell Corporation ("ImmuCell") that provides Univax with exclusive worldwide rights to an oral polyclonal antibody therapy for treating an infection associated with HIV. Under the terms of the agreement, Univax will assume the responsibility for clinical trials and marketing and selling the product. In addition, Univax provided ImmuCell with monthly development funding during 1992 and 1993 that continued at $10,000 per month through April 1994. Univax made a payment of $100,000 upon execution of the agreement, paid $210,000 in May 1994 and will pay $1,200,000 upon the earlier of December 31, 1995, or the achievement of certain milestones. Univax may terminate this agreement at any time without penalty upon ninety days notice to ImmuCell. Univax expensed $250,000, $260,000 and $340,000 in 1994, 1993, and 1992,
respectively, under this agreement.

 Farma Biagini S.p.A

  In January 1992, Univax entered into license and distribution agreements with Farma Biagini, S.p.A ("Biagini"). The agreements grant Biagini exclusive license to manufacture and sell in certain territories certain of Univax's products provided Biagini obtains an Establishment License from the FDA by January 31, 1996. Biagini is required to fund the development of these products and help to perform clinical trials. Biagini is obligated to make payments to Univax of approximately $1,500,000, in $250,000 installments, on completion of certain milestones. In addition, Biagini is required to pay royalties based on net sales of the products. The royalty term for each product will extend for a period of ten years from the date of final regulatory approval for such product in the territory. As of December 31, 1994, Univax has not recorded any revenue under these agreements. The agreements also grant Univax exclusive rights to market and sell in the U.S. and Canada certain products owned by Biagini. Univax must maintain certain annual minimum sales targets to maintain its exclusive rights. Univax is responsible for all expenses relating to clinical and regulatory work required for regulatory approval to market and sell these products in the U.S. and Canada. Univax is also required to make future royalty payments to Biagini based on net sales of these products.

                            UNIVAX BIOLOGICS, INC.

 Cambridge Biotech Corporation

  In April 1993, Univax entered into a licensing agreement with Cambridge Biotech. The agreement provides Univax the rights to incorporate Cambridge Biotech's patented QS-21 Stimulon adjuvant in Univax's proprietary vaccines used to stimulate plasma donors to produce antibodies. Univax is responsible for completing product development, conducting clinical trials, obtaining regulatory approvals and marketing products resulting from use of the adjuvant. Cambridge Biotech is responsible for manufacturing the adjuvant. Univax paid an initial license fee and will pay milestone fees on a per product basis if development of any product reaches certain development phases, and royalty payments once any products are commercialized. The agreement terminates on a country-by-country basis after the expiration of the last patent included in the agreement, either owned or controlled by Cambridge Biotech. Univax expensed approximately $1,400,000 in 1993 for the acquisition of rights to and the study of the adjuvant.

 Other agreements

  Univax has entered into several other licensing agreements which require Univax to pay minimum annual payments and a royalty based upon a percentage of net sales. In addition, Univax has agreed to sponsor research which will be performed by other entities through 1995. Univax has also contracted with a number of medical centers to conduct clinical trials in 1994 and 1995. Commitments for research activities at December 31, 1994 totaled approximately $420,000. Research and development costs included expenses relating to contract research of approximately $1,425,000, $1,530,000 and $965,000 in 1994, 1993 and 1992, respectively.

  In September 1993, following arbitration under the Commercial Arbitration Rules of the American Arbitration Association, Univax's agreement with Alpha was terminated. Revenues totaling $922,000 were recognized under this agreement during 1992.

  The United States Army has assigned or licensed rights throughout the world to Univax for inventions and the uses thereof as vaccines through the term of the applied-for United States patents covering these inventions. The inventions are the base technology for certain of Univax's products under development. The U.S. Army assigned or licensed its rights to the inventions in exchange for nominal consideration and future royalties based upon a percentage of net sales.

NOTE 6--INCOME TAXES

  Deferred tax assets are comprised of the following:

                                                           DECEMBER 31,
                                                     --------------------------
                                                         1994          1993
                                                     ------------  ------------
   Net operating losses............................. $ 22,354,000  $ 15,200,000
   Research tax credits.............................    2,190,000     1,200,000
   Other............................................      613,000       273,000
                                                     ------------  ------------
   Deferred tax assets..............................   25,157,000    16,673,000
                                                     ------------  ------------
   Valuation allowance..............................  (25,157,000)  (16,673,000)
                                                     ------------  ------------
   Net deferred tax assets..........................          --            --
                                                     ============  ============

  Univax has provided a full valuation allowance for deferred tax assets since realization of these future benefits cannot be reasonably assured. The change in the valuation allowance for deferred tax assets was an increase of $8,484,000 during the year and relates to the current year losses which will be carried forward.

  At December 31, 1994, Univax had net operating loss and research and development tax credit carryforwards of approximately $58,000,000 and $2,190,000, respectively, for income tax purposes which expire in various years through 2009.

                            UNIVAX BIOLOGICS, INC.

  If Univax achieves profitability, these losses and credits will be available to offset future income tax liabilities, subject to certain limitations resulting from significant changes in Univax's ownership.

NOTE 7--COMMITMENTS

  Univax leases laboratory and office equipment and office space under capital and operating leases. Under the terms of the leases, Univax is responsible for utilities, taxes and insurance. Certain leases provide for rent increases based upon changes in the Consumer Price Index. In addition, one of the office leases contains a five-year renewal option at terms similar to the original lease. Future minimum lease payments for these capital leases and operating leases (with initial or remaining terms in excess of one year) are approximately as follows:

                                                          CAPITAL   OPERATING
                                                          LEASES      LEASES
                                                         ---------  ----------
   Year ending December 31,
     1995............................................... $ 321,329  $  869,000
     1996...............................................    14,602     742,000
     1997...............................................       --      739,000
     1998...............................................       --      758,000
     1999...............................................       --      808,000
     2000 and thereafter................................       --    3,215,000
                                                         ---------  ----------
       Total payments under lease obligations...........   335,931  $7,131,000
                                                                    ==========
   Less amount representing interest (imputed at rates
    ranging from 12.2% to 13.1%)........................   (18,694)
                                                         ---------
   Total obligation under lease.........................   317,237
   Less current portion.................................  (302,889)
                                                         ---------
   Long-term obligation at December 31, 1994............ $  14,348
                                                         =========

  Rental expense for operating leases in 1994, 1993, and 1992 was approximately $963,000, $729,000, and $710,000, respectively.

  During 1991, Univax entered into a master lease arrangement whereby Univax obtained a commitment to finance up to $1,800,000 in laboratory and office equipment over terms of three to four years. At December 31, 1992 and 1993, Univax had leased assets accounted for as capital leases totaling $1,298,000, and financed equipment under term notes totaling $469,000 under this agreement. This commitment expired in March 1993.

  In March 1993, Univax entered into a new master lease agreement whereby Univax obtained a commitment to finance up to $3,000,000 in laboratory and office equipment over a term of three to four years. In January 1994, the master lease agreement commitment was increased to $4.5 million. At December 31, 1994, Univax financed equipment under term notes totaling $3,056,000 under this agreement. This commitment expires in December 1995.

NOTE 8--SUPPLEMENTAL CASH FLOW INFORMATION

 Interest paid

  Net cash flows used in operating activities include cash payments for interest of $217,000, $222,000 and $176,000 during 1994, 1993, and 1992, respectively.

                            UNIVAX BIOLOGICS, INC.

 Non-cash investing and financing activities

  In 1992, Univax exchanged 6,398,000 shares of preferred stock for the same number of shares of Univax Common Stock.

  Univax entered into capital lease agreements for laboratory and office equipment totaling approximately $335,000 during 1992.

NOTE 9--EMPLOYEE RETIREMENT PLAN

  Univax maintains an employee retirement plan in accordance with Section 401(k) of the Code. Under this plan, at the discretion of the Board of Directors, Univax may match a portion of the employees' contributions. Univax's matching contributions to the plan in 1994 and 1993 were approximately $58,000 and $52,000, respectively. There were no matching contributions in 1992.

NOTE 10--ACCRUED EXPENSES AND OTHER LIABILITIES

  Accrued expenses consist of the following:

                                                                DECEMBER 31,
                                                              -----------------
                                                                1994     1993
                                                              -------- --------
   Accrued compensation...................................... $470,207 $449,890
   Accrued clinical trial costs..............................  373,085  230,282
   Other.....................................................    3,505    1,958
                                                              -------- --------
                                                              $846,797 $682,130
                                                              ======== ========

  Other long-term liabilities at December 31, 1994 and 1993 consist of deferred rent expenses.

                             UNIVAX BIOLOGICS, INC.

NOTE 11 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                               FIRST       SECOND        THIRD       FOURTH
                              QUARTER      QUARTER      QUARTER      QUARTER
                            -----------  -----------  -----------  -----------
1995
  Revenues................. $ 1,824,973  $ 2,176,930  $       --   $       --
  Expenses.................   7,090,297    8,414,295          --           --
                            -----------  -----------  -----------  -----------
  Operating loss...........  (5,265,324)  (6,237,365)         --           --
  Other income, net........     380,612      283,009          --           --
                            -----------  -----------  -----------  -----------
  Net loss................. $(4,884,712) $(5,954,356) $       --   $       --
                            ===========  ===========  ===========  ===========
  Net loss per share....... $     (0.29) $     (0.35) $       --   $       --
                            ===========  ===========  ===========  ===========
1994
  Revenues................. $   822,479  $   540,471  $   584,278  $   835,429
  Expenses.................   5,175,131    6,354,911    6,532,869    6,638,056
                            -----------  -----------  -----------  -----------
  Operating loss...........  (4,352,652)  (5,814,440)  (5,948,591)  (5,802,627)
  Other (expenses) income,
   net.....................    (197,325)     (70,899)     133,975      231,538
                            -----------  -----------  -----------  -----------
  Net loss................. $(4,549,977) $(5,885,339) $(5,814,616) $(5,571,089)
                            ===========  ===========  ===========  ===========
  Net loss per share....... $     (0.35) $     (0.45) $     (0.40) $     (0.32)
                            ===========  ===========  ===========  ===========
1993
  Revenues................. $    16,500  $       --   $   550,668  $   614,238
  Expenses.................   6,438,439    5,006,470    5,511,613    5,490,991
                            -----------  -----------  -----------  -----------
  Operating loss...........  (6,421,939)  (5,006,470)  (4,960,945)  (4,876,753)
  Other income, net........     335,039      222,822      264,398      138,711
                            -----------  -----------  -----------  -----------
  Net loss................. $(6,086,900) $(4,783,648) $(4,696,547) $(4,738,042)
                            ===========  ===========  ===========  ===========
  Net loss per share....... $     (0.53) $     (0.41) $     (0.40) $     (0.40)
                            ===========  ===========  ===========  ===========
1992
  Revenues................. $   211,000  $   711,000  $    26,000  $    25,000
  Expenses.................   2,510,774    3,779,537    4,373,790    4,713,745
                            -----------  -----------  -----------  -----------
  Operating loss...........  (2,299,774)  (3,068,537)  (4,347,790)  (4,688,745)
  Other income, net........     255,250      522,040      272,458      360,759
                            -----------  -----------  -----------  -----------
  Net loss................. $(2,044,524) $(2,546,497) $(4,075,332) $(4,327,986)
                            ===========  ===========  ===========  ===========
  Net loss per share....... $     (0.21) $     (0.23) $     (0.37) $     (0.38)
                            ===========  ===========  ===========  ===========

                                                                      APPENDIX A
                                                                      ----------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                    BETWEEN

                        NORTH AMERICAN BIOLOGICALS, INC.

                                      AND

                             UNIVAX BIOLOGICS, INC.

                               ----------------

                          DATED AS OF AUGUST 28, 1995

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                             ARTICLE I--THE MERGER

 1.1  The Merger..........................................................   A-1
 1.2  Effective Time......................................................   A-1
 1.3  Effects of the Merger...............................................   A-1
 1.4  Conversion of Univax Common Stock and Preferred Stock...............   A-1
 1.5  NABI Common Stock...................................................   A-2
 1.6  Options.............................................................   A-2
 1.7  Warrant.............................................................   A-3
 1.8  Certificate of Incorporation........................................   A-3
 1.9  By-laws.............................................................   A-3
 1.10 Tax Consequences....................................................   A-3
 1.11 Board of Directors and Officers.....................................   A-4
 1.12 Voting Agreements...................................................   A-4

                         ARTICLE II--EXCHANGE OF SHARES
 2.1  NABI to Make Shares Available.......................................   A-4
 2.2  Exchange of Shares..................................................   A-4

             ARTICLE III--REPRESENTATIONS AND WARRANTIES OF UNIVAX
 3.1  Corporate Organization..............................................   A-5
 3.2  Capitalization......................................................   A-6
 3.3  Authority; No Violation.............................................   A-7
 3.4  Consents and Approvals..............................................   A-7
 3.5  Financial Statements................................................   A-8
 3.6  Broker's Fees.......................................................   A-8
 3.7  Absence of Certain Changes or Events................................   A-8
 3.8  Legal Proceedings...................................................   A-9
 3.9  Tax Matters.........................................................   A-9
 3.10 Patents, Trademarks and Trade Names.................................  A-10
 3.11 Employees...........................................................  A-10
 3.12 SEC Reports.........................................................  A-11
 3.13 Compliance with Applicable Law......................................  A-12
 3.14 Certain Contracts...................................................  A-12
 3.15 Undisclosed Liabilities.............................................  A-12
 3.16 Pooling of Interests; Tax-Free Reorganization.......................  A-13
 3.17 Fairness Opinion....................................................  A-13

               ARTICLE IV--REPRESENTATIONS AND WARRANTIES OF NABI
 4.1  Corporate Organization..............................................  A-13
 4.2  Capitalization......................................................  A-13
 4.3  Authority; No Violation.............................................  A-14
 4.4  Consents and Approvals..............................................  A-14
 4.5  Financial Statements................................................  A-15
 4.6  Broker's Fees.......................................................  A-15

 4.7  Absence of Certain Changes or Events...............................  A-15
 4.8  Legal Proceedings..................................................  A-16
 4.9  Tax Matters........................................................  A-16
 4.10 Patents, Trademarks and Trade Names................................  A-17
 4.11 Employees..........................................................  A-17
 4.12 SEC Reports........................................................  A-18
 4.13 Compliance with Applicable Law.....................................  A-18
 4.14 Certain Contracts..................................................  A-19
 4.15 Undisclosed Liabilities............................................  A-19
 4.16 Pooling of Interests; Tax-Free Reorganization......................  A-19
 4.17 Fairness Opinion...................................................  A-19

             ARTICLE V--COVENANTS RELATING TO CONDUCT OF BUSINESSES
 5.1  Conduct of Businesses Prior to the Effective Time..................  A-19
 5.2  Forbearances.......................................................  A-20

                       ARTICLE VI--ADDITIONAL AGREEMENTS
 6.1  No Univax Solicitation.............................................  A-21
 6.2  No NABI Solicitation...............................................  A-22
 6.3  Regulatory Matters.................................................  A-22
 6.4  Access to Information..............................................  A-24
 6.5  Stockholders' Approvals............................................  A-24
 6.6  Legal Conditions to Merger.........................................  A-24
 6.7  Affiliates; Publication of Combined Financial Results..............  A-25
 6.8  Indemnification....................................................  A-25
 6.9  Advice of Changes..................................................  A-26
 6.10 Public Announcements...............................................  A-26
 6.11 NASDAQ Listing.....................................................  A-26
 6.12 Treatment as Tax-Free Reorganization...............................  A-26
 6.13 Employees and Employee Benefits....................................  A-26

                       ARTICLE VII--CONDITIONS PRECEDENT
 7.1  Conditions to Each Party's Obligation to Effect the Merger.........  A-27
 7.2  Conditions to Obligations of NABI..................................  A-27
 7.3  Conditions to Obligations of Univax................................  A-28

                    ARTICLE VIII--TERMINATION AND AMENDMENT
 8.1  Termination........................................................  A-28
 8.2  Effect of Termination..............................................  A-29
 8.3  Amendment..........................................................  A-30
 8.4  Extension; Waiver..................................................  A-30

                         ARTICLE IX--GENERAL PROVISIONS
 9.1  Closing............................................................  A-30

 9.2  Nonsurvival of Representations, Warranties and Agreements..........  A-31
 9.3  Expenses...........................................................  A-31
 9.4  Notices............................................................  A-31
 9.5  Interpretation.....................................................  A-31
 9.6  Counterparts.......................................................  A-32
 9.7  Entire Agreement...................................................  A-32
 9.8  Governing Law......................................................  A-32
 9.9  Severability.......................................................  A-32
 9.10 Assignment.........................................................  A-32

                         AGREEMENT AND PLAN OF MERGER

  Agreement and Plan of Merger, dated as of August 28, 1995, by and between North American Biologicals, Inc., a Delaware corporation ("NABI"), and Univax Biologics, Inc., a Delaware corporation ("Univax").

                                   ARTICLE I

                                  THE MERGER

  1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the "DGCL"), at the Effective Time (as defined in Section 1.2 hereof), Univax shall merge with and into NABI (the "Merger"). NABI shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") in the Merger, and shall continue its corporate existence under the laws of the State of Delaware. At the Effective Time (as hereinafter defined), the separate corporate existence of Univax shall terminate.

  1.2 Effective Time. In order to effectuate the Merger, on or before the Closing Date (as hereinafter defined), NABI and Univax will cause a Certificate of Merger (the "Certificate of Merger") to be filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger will become effective at the time that the Certificate of Merger is filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL (the "Effective Time"), unless NABI and Univax agree that a later time shall be the Effective Time, in which case such time shall be specified in the Certificate of Merger as required by
Section 103 of the DGCL.

  1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Sections 259, 260 and 261 of the DGCL.

  1.4 Conversion of Univax Common Stock and Preferred Stock. At the Effective Time, in each case subject to Sections 1.4(e) and 2.2(e) hereof, by virtue of the Merger and without any action on the part of NABI, Univax or the holder of any of the following securities:

  (a) Each share of the common stock, par value $0.01 per share, of Univax (the "Univax Common Stock"; the Univax Common Stock and the Univax Preferred Stock, as defined below, being referred to herein as the "Univax Capital Stock") issued and outstanding immediately prior to the Effective Time (other than shares of Univax Common Stock held (x) in Univax's treasury or (y) directly or indirectly by NABI or any Subsidiary (as defined below) of NABI or Univax) shall be converted into the right to receive 0.79 share (the "Common Exchange Ratio") of fully paid and nonassessable shares of the common stock, par value $0.10 per share, of NABI (the "NABI Common Stock").

  (b) Each share of the preferred stock, par value $0.01 per share, of Univax (the "Univax Preferred Stock") issued and outstanding immediately prior to the Effective Time (other than shares of Univax Preferred Stock held (x) in Univax's treasury or (y) directly or indirectly by NABI or any Subsidiary of NABI or Univax), shall be converted into the right to receive such number of shares of NABI Common Stock (the "Preferred Exchange Ratio") as is determined by dividing $9.95 by the closing price of NABI Common Stock on the Nasdaq National Market ("NASDAQ") on the date on which the Effective Time occurs.

  (c) All of the shares of Univax Capital Stock converted into NABI Common Stock pursuant to this Article I shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Effective Time, and each certificate (each a "Certificate") previously representing any such shares of Univax Capital Stock shall thereafter represent the right to receive shares of NABI Common Stock and cash in lieu of a fractional share as provided in Section 2.2(e). Certificates previously representing shares of Univax Capital Stock shall be exchanged for certificates representing whole shares of NABI Common Stock and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such Certificates in accordance with Section 2.2 hereof, without any interest thereon. If prior to the Effective Time the outstanding shares of NABI Common Stock or Univax Capital Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the Common Exchange Ratio and the Preferred Exchange Ratio.

  (d) At the Effective Time, all shares of Univax Capital Stock that are owned by Univax as treasury stock and all shares of Univax Capital Stock that are owned directly or indirectly by NABI or any Subsidiary of NABI or Univax shall be canceled and shall cease to exist and no stock of NABI or other consideration shall be delivered in exchange therefor. All shares of NABI Common Stock that are owned by Univax or its Subsidiary shall become treasury stock of NABI.

  (e) Notwithstanding anything in this Agreement to the contrary, shares of Univax Preferred Stock which are outstanding immediately prior to the Effective Time, the holders of which shall not have voted to approve this Agreement and shall have delivered to Univax a written demand for appraisal of such shares in the manner provided in Section 262 of the DGCL (the "Dissenting Preferred Shares"), shall not be converted into the right to receive or be exchangeable for, the shares of NABI Common Stock otherwise issuable in exchange for such shares of Univax Preferred Stock pursuant to this Section 1.4, but instead the holders hereof shall be entitled to payment of the appraised value of such Dissenting Preferred Shares in accordance with the provisions of Section 262 of the DGCL; provided, however, that (i) if any holder of Dissenting Preferred Shares tenders to the Exchange Agent (as hereinafter defined) a Certificate representing such shares together with a duly executed letter of transmittal pursuant to Section 2.2, (ii) if any holder of Dissenting Preferred Shares shall subsequently deliver a written withdrawal of his demand for appraisal of such shares (with the written approval of the Surviving Corporation, if such withdrawal is not tendered within 60 days after the Effective Time), (iii) if any holder fails to establish his entitlement to appraisal rights as provided in Section 262 of the DGCL or (iv) if neither any holder of Dissenting Preferred Shares nor the Surviving Corporation has filed a petition demanding a determination of the value of all Dissenting Preferred Shares within the time provided in Section 262 of the DGCL, such holder shall forfeit the right to appraisal of such Dissenting Preferred Shares and each of such shares shall thereupon be deemed to have been converted into the right to receive, and to have become exchangeable for, as of the Effective Time, the shares of NABI Common Stock and cash in lieu of any fractional share otherwise issuable in exchange for such shares of Univax Preferred Stock pursuant to this Section 1.4, without any interest thereon.

  1.5 NABI Common Stock. At and after the Effective Time, each share of NABI Common Stock issued and outstanding immediately prior to the Closing Date shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

  1.6 Options. (a) At or prior to the Effective Time, Univax and NABI shall take all action necessary to cause the assumption by NABI as of the Effective Time of the options to purchase Univax Common Stock, whether vested or unvested, issued under Univax's 1989 Stock Plan and 1995 Stock Option Plan (the "Stock Option Plans") or pursuant to separate option agreements (other than options under Univax's 1995 Director's Stock Option Plan) outstanding as of the Effective Time (collectively, the "Outstanding Options"). Each of the Outstanding Options shall be converted without any action on the part of the holder thereof into an option to purchase shares of NABI Common Stock as of the Effective Time. The number of shares of NABI Common Stock that the holder of an assumed Outstanding Option shall be entitled to receive upon the exercise of such option shall be that whole number of shares (rounded to the nearest whole share) determined by multiplying the number of shares of Univax Common Stock subject to such option, determined immediately before the Effective Time, by the Common Exchange Ratio. The option price of each share of NABI Common Stock subject to an Outstanding Option shall be the amount (rounded up to the nearest whole cent) obtained by dividing the exercise price per share of Univax Common Stock at which such option is exercisable immediately before the Effective Time by the Common Exchange Ratio. Except as set forth in this Section 1.6(a), each Outstanding Option assumed by NABI pursuant to this Section 1.6(a) shall be exercisable upon and subject to the same terms and conditions as are set forth in the applicable Stock Option Plan and/or the applicable option agreement. After the Effective Time, the Stock Option Plans shall be continued in effect by NABI subject to amendment, modification, suspension, abandonment or termination as provided therein, and the Stock Option Plans as so continued (a) shall relate solely to Outstanding Options and (b) thereafter shall relate only to the issuance of NABI Common Stock as provided in this Section 1.6(a). The adjustment provided herein with respect to any Outstanding Options which are "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")) shall be and is intended to be effected in a manner which is consistent with
Section 424(a) of the Code. NABI shall reserve for issuance the number of shares of NABI Common Stock that will be issuable upon the exercise of the Outstanding Options.

  (b) In accordance with the terms of Univax's 1995 Directors' Stock Option Plan, (i) all options outstanding thereunder at the Effective Time shall terminate and no such options shall be exercisable after the Effective Time, be assumed by NABI or be converted into the right to purchase NABI Common Stock and (ii) from and after the date hereof, all options outstanding under the such plan shall become fully exercisable without regard to the vesting schedule of such options.

  (c) Promptly after the Effective Time, NABI shall file and keep current for so long as there remain any Outstanding Options a registration statement on Form S-8 or other appropriate registration statement registering under the Securities Act of 1933, as amended (the "Securities Act"), the offer and sale of the shares of NABI Common Stock issuable upon the exercise of the Outstanding Options.

  1.7 Warrant. At or prior to the Effective Time, Univax and NABI shall take all action necessary to cause the assumption by NABI as of the Effective Time of the outstanding warrant to purchase 11,400 shares of Univax Common Stock (the "Outstanding Warrant"). The Outstanding Warrant shall be converted without any action on the part of the holder thereof into a warrant to purchase shares of NABI Common Stock as of the Effective Time. The number of shares of NABI Common Stock that the holder of the assumed Outstanding Warrant shall be entitled to receive upon the exercise of such warrant shall be that number of whole shares (rounded up to the nearest whole share) determined by multiplying the number of shares of Univax Common Stock subject to such warrant, determined immediately before the Effective Time, by the Common Exchange Ratio. The exercise price for each share of NABI Common Stock subject to the Outstanding Warrant shall be the amount (rounded up to the nearest whole cent) obtained by dividing the exercise price per share of Univax Common Stock at which the Outstanding Warrant is exercisable immediately before the Effective Time by the Common Exchange Ratio. Except as set forth in this
Section 1.7, the Outstanding Warrant assumed by NABI pursuant to this Section
1.7 shall be exercisable upon and subject to the same terms and conditions as it is currently subject. NABI shall reserve for issuance the number of shares of NABI Common Stock that will be issuable upon exercise of the Outstanding Warrant.

  1.8 Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of NABI, as in effect at the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law, except that Article Fourth shall be amended to delete the first sentence thereof and to substitute therefor the following:

    "Fourth: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 80,000,000 shares, consisting of (a) 5,000,000 shares of Preferred Stock, par value $0.10 per share, and
  (b) 75,000,000 shares of Common Stock, par value $0.10 per share."

  1.9 By-laws. At the Effective Time, the By-laws of NABI, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended in accordance with applicable law.

  1.10 Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a "plan of reorganization" for the purposes of
Section 368 of the Code.

  1.11 Board of Directors and Officers. At the Effective Time, the Board of Directors of the Surviving Corporation shall consist of the persons set forth on Schedule 1.11 hereto. In addition to the other officers of NABI at the Effective Time and such additional persons as shall be elected officers of the Surviving Corporation after the Effective Time, the persons listed on Schedule
1.11 shall hold and be elected to the indicated offices of the Surviving Corporation from and after the Effective Time. The persons so selected as officers and directors shall be officers and directors of the Surviving Corporation, as the case may be, until their respective successors are duly elected and qualified.

  1.12 Voting Agreements. Simultaneously with the execution and delivery of this Agreement, each of the holders of Univax Common Stock listed on Schedule
1.12 hereto shall furnish to NABI an agreement substantially in the form of
Exhibit 1.12 hereto pursuant to which such holders shall have agreed, among other things, to vote their shares of Univax Common Stock to approve this Agreement.

                                  ARTICLE II

                              EXCHANGE OF SHARES

  2.1 NABI to Make Shares Available. At or prior to the Effective Time, NABI shall deposit, or shall cause to be deposited, with Registrar and Transfer Company (the "Exchange Agent"), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, certificates representing the shares of NABI Common Stock and the cash in lieu of any fractional share (such cash and certificates for shares of NABI Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") to be issued pursuant to
Section 1.4 and paid pursuant to Section 2.2(e) in exchange for outstanding shares of Univax Capital Stock.

  2.2 Exchange of Shares. (a) As soon as practicable after the Effective Time, and in no event later than ten business days thereafter, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the shares of NABI Common Stock and the cash in lieu of any fractional share into which the shares of Univax Capital Stock represented by such Certificates shall have been converted pursuant to this Agreement. Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal and any other documentation required thereby, duly executed, the holder of such Certificate(s) shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of whole shares of NABI Common Stock to which such holder of Univax Capital Stock shall have become entitled pursuant to the provisions of Article I hereof and (ii) a check representing the amount of cash in lieu of any fractional share which such holder has the right to receive in respect of the Certificate(s) surrendered pursuant to the provisions of this Article II, and the Certificate(s) so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash paid in lieu of any fractional share to holders of Certificates.

  (b) No dividends or other distributions declared after the Effective Time with respect to NABI Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of NABI Common Stock represented by such Certificate.

  (c) If any certificate representing shares of NABI Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of NABI Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

  (d) After the Effective Time, there shall be no transfers on the stock transfer books of Univax of the shares of Univax Capital Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged for certificates representing shares of NABI Common Stock as provided in this
Article II.

  (e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of NABI Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to NABI Common Stock shall be payable on or with respect to any fractional share and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of NABI. In lieu of the issuance of any such fractional shares, NABI shall pay to each former stockholder of Univax who otherwise would be entitled to receive a fractional share of NABI Common Stock (after taking into account all shares of NABI Common Stock into which such stockholder's shares of Univax Capital Stock were converted pursuant to Article I) an amount in cash (rounded to the nearest whole cent) determined by multiplying (i) the average of the closing sale of NABI Common Stock on NASDAQ as reported by The Wall Street Journal for the twenty (20) trading days immediately preceding the Effective Time by (ii) the fraction of a share of NABI Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.4 hereto.

  (f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Univax for twelve (12) months after the Effective Time shall be paid or returned to NABI. Any stockholders of Univax who have not theretofore complied with this Article II shall thereafter look only to NABI for payment of the shares of NABI Common Stock, cash in lieu of any fractional shares, and unpaid dividends and distributions on NABI Common Stock deliverable in respect of each share of Univax Capital Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of NABI, Univax, the Exchange Agent or any other person shall be liable to any former holder of shares of Univax Capital Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

  (g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by NABI, the posting by such person of a bond in such amount as NABI may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of NABI Common Stock and cash in lieu of any fractional share deliverable in respect thereof pursuant to this Agreement.

                                  ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF UNIVAX

  Univax hereby represents and warrants to NABI as follows:

  3.1 Corporate Organization. (a) Univax is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Univax has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except as set forth in
Section 3.1(a) of the disclosure schedule of Univax delivered to

NABI concurrently herewith (the "Univax Disclosure Schedule") or except in those jurisdictions in which the failure to be so licensed or qualified would not have a Material Adverse Effect (as defined below) on Univax. As used in this Agreement, the term "Material Adverse Effect" means, with respect to NABI, Univax or the Surviving Corporation, as the case may be, a material adverse effect on the business, results of operations, properties or assets or financial condition (whether or not covered by insurance) of such party and its Subsidiaries taken as a whole. As used in this Agreement, the word "Subsidiary" when used with respect to any party means any corporation which is consolidated with such party for financial reporting purposes. The Certificate of Incorporation and By-laws of Univax and its Subsidiary, copies of which have previously been delivered to NABI, are true, complete and correct copies of such documentation as in effect as of the date of this Agreement.

  (b) Univax's sole Subsidiary, Univax Plasma, Inc., is (i) duly organized and validly existing as a corporation under the laws of the State of Delaware,
(ii) is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except in those jurisdictions in which the failure to be so licensed or qualified would not have a Material Adverse Effect on Univax, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no provisions, whether in the Certificate of Incorporation, By-laws or otherwise, limiting or otherwise restricting the ability of Univax to control its Subsidiary.

  (c) Section 3.1(c) of the Univax Disclosure Schedule contains a complete and correct list of all equity or debt securities owned by Univax on July 31, 1995, which list indicates, as to any equity investment, all entities in which Univax holds directly or indirectly 5% or more of the outstanding shares of any class of capital stock or other equity or voting interest.

  (d) True, correct and complete copies of the minutes of all meetings and all actions by written consent of Univax's stockholders and Board of Directors (including committees of the Board of Directors), held or taken since January 1, 1992, have been made available to NABI.

  3.2 Capitalization. (a) The authorized capital stock of Univax consists of 30,000,000 shares of Univax Common Stock and 10,000,000 shares of Univax Preferred Stock. At the close of business on July 31, 1995 there were 17,192,306 shares of Univax Common Stock outstanding and 502,512 shares of Univax Preferred Stock outstanding (comprised of 502,512 shares of Series E Preferred Stock). On July 31, 1995, no shares of Univax Common Stock or Univax Preferred Stock were reserved for issuance except as set forth in Section 3.2(a) of the Univax Disclosure Schedule. All of the issued and outstanding shares of Univax Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except as set forth in Section 3.2(a) of the Univax Disclosure Schedule, Univax does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Univax Capital Stock or any other equity securities of Univax or any securities representing the right to purchase or otherwise receive any shares of Univax Capital Stock. Univax has previously provided NABI with a list of the option holders, the date of each option to purchase Univax Common Stock granted, the number of shares subject to each such option, the vesting restrictions applicable to each such option and the price at which each such option may be exercised. Except as set forth in Section 3.2(a) of the Univax Disclosure Schedule, since July 31, 1995, Univax has not issued any shares of its capital stock or securities convertible into or exercisable for any shares of its capital stock, other than pursuant to the exercise of employee stock options granted prior to such date and as disclosed in Section 3.2(a) of the Univax Disclosure Schedule. Except as set forth in Section 3.2(a) of the Univax Disclosure Schedule, the right of a holder to exercise or otherwise receive benefits under any Univax stock option will not be accelerated by reason of the Merger, whether such acceleration will occur pursuant to the plan under which the option was granted, the terms of the option itself, action taken or to be taken by the Board of Directors of Univax or any committee thereof, or otherwise. Section 3.2(a) of the Univax Disclosure Schedule lists all outstanding agreements, commitments or understandings under which Univax is obligated to register under the Securities Act any shares of Univax Capital Stock.

  (b) Univax owns, all of the issued and outstanding shares of capital stock of its Subsidiary, free and clear of any liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of Univax has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

  (c) Assuming compliance by NABI with Sections 1.6 and 1.7 hereof, at the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character by which Univax or its Subsidiary will be bound calling for the purchase or issuance of any shares of the capital stock of Univax or its Subsidiary or any other equity securities or any securities representing the right to purchase or otherwise receive any shares of capital stock of Univax or its Subsidiary.

  3.3 Authority; No Violation. (a) Univax has full corporate power and authority to execute and deliver this Agreement and, except for the approval of its stockholders, to consummate the transactions contemplated hereby. The execution and delivery or this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of Univax. The Board of Directors of Univax has directed that this Agreement and the transactions contemplated hereby be submitted to Univax's stockholders for approval at a meeting of such stockholders and, except for the adoption of this Agreement by the stockholders of Univax, no other corporate proceedings on the part of Univax are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Univax and (assuming due authorization, execution and delivery by NABI) constitutes a valid and binding obligation of Univax, enforceable against Univax in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

  (b) Except as set forth in Section 3.3(b) of the Univax Disclosure Schedule, neither the execution and delivery of this Agreement by Univax nor the consummation by Univax of the transactions contemplated hereby, nor compliance by Univax with any of the terms or provisions hereof, will (i) violate any provision of the Certificate of Incorporation or By-laws of Univax or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Univax or its Subsidiary or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of Univax or its Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Univax or its Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, will not have or be reasonably likely to have a Material Adverse Effect on Univax.

  3.4 Consents and Approvals. Except for (i) the pre-merger filing and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) the filings with the Securities and Exchange Commission (the "SEC") of a joint proxy statement in preliminary and definitive form relating to the meetings of NABI's and Univax's stockholders to approve this Agreement and the transactions contemplated hereby (such definitive proxy statement being referred to as the "Joint Proxy Statement") and a Registration Statement on Form S-4 (the "S-4") in which the Joint Proxy Statement will be included as a prospectus, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iv) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of NABI Common Stock pursuant to this Agreement, (v) the approval of this Agreement by the requisite vote of the stockholders of NABI and Univax, (vi) the filing of an additional listing application with NASDAQ to list the shares of NABI Common Stock to be issued as a part of the Exchange Fund, (vii) such filings as are required under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (viii) the consents and approvals set forth in Section 3.4 of the Univax Disclosure Schedule, no consents or approvals of or filings or registrations with any court, administrative agency, commission or other governmental authority or instrumentality (each a "Government Entity") or with any third party are necessary in connection with
(A) the execution and delivery by Univax of this Agreement and (B) the consummation by Univax of the Merger and the other transactions contemplated hereby. To the best of Univax's knowledge, no state takeover statute or similar statute or regulation applies or purports to apply to the Merger or the transactions contemplated by this Agreement.

  3.5 Financial Statements. Univax has previously delivered to NABI copies of
(a) the balance sheets of Univax as of December 31, for the fiscal years 1991, 1992, 1993 and 1994 (the December 31, 1994 balance sheet being hereinafter referred to as the "Univax Base Balance Sheet"), and the related statements of income, changes in stockholders' equity and cash flows for the fiscal years 1990 through 1994, inclusive, all as reported in Univax's Annual Reports on Form10-K for the fiscal years ended December 31, 1992, 1993 and 1994 filed with the SEC under the Exchange Act, in each case accompanied by the audit report of Price Waterhouse, LLP, independent public accountants with respect to Univax, and (b) the unaudited balance sheet of Univax as of June 30, 1994, the unaudited consolidated balance sheet of Univax and its Subsidiary as of June 30, 1995, the related unaudited statements of income, cash flows and changes in stockholders' equity for the six-month period ended June 30, 1994 and the related unaudited consolidated statements of income, cash flows and changes in stockholders' equity for the six-month period ended June 30, 1995 as reported in Univax's Quarterly Report on Form 10-Q for the period ended June 30, 1995 filed with the SEC under the Exchange Act. Except as set forth in Section 3.5 of the Univax Disclosure Schedule, the foregoing balance sheets (including the related notes, where applicable) fairly present in all material respects the financial position of Univax (and its Subsidiary in the June 30, 1995 balance sheet) as of the respective dates thereof, and the other foregoing financial statements referred to in this Section 3.5 (including the related notes, where applicable) fairly present in all material respects (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount) the results of the operations and changes in stockholders' equity and financial position of Univax (and its Subsidiary for the period ended June 30, 1995) for the respective fiscal periods therein set forth; all of such financial statements (including the related notes, where applicable) comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such financial statements (including the related notes, where applicable) has been prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except in each case as indicated in such financial statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of Univax and its Subsidiary have been, and are being, maintained in all material respects in accordance with GAAP and reflect only actual transactions.

  3.6 Broker's Fees. Except as set forth in Section 3.6 of the Univax Disclosure Schedule, neither Univax nor its Subsidiary has employed any broker, finder, investment banker or financial adviser in connection with the transactions contemplated by this Agreement or incurred any liability for any broker's fees, finder's fees, financial advisor's fees, investment banker's fees or other similar fees or commissions in connection with any of the transactions contemplated by this Agreement.

  3.7 Absence of Certain Changes or Events. (a) Except as publicly disclosed in the Univax Reports (as defined in Section 3.12) filed prior to the date hereof or in press releases (copies of which have been delivered to NABI), and except as set forth in Section 3.7(a) of the Univax Disclosure Schedule, since December 31, 1994, (i) neither Univax nor its Subsidiary has incurred any material liability, except in the ordinary course of their business consistent with their past practices, and (ii) no event has occurred which has had or will have, individually or in the aggregate, a Material Adverse Effect (whether or not covered by insurance) on Univax.

  (b) Except as publicly disclosed in the Univax Reports or in press releases (copies of which have been delivered to NABI), and except as set forth in
Section 3.7(b) of the Univax Disclosure Schedule, since

December 31, 1994, Univax and its Subsidiary have carried on their respective businesses in the ordinary and usual course consistent with their past practices.

  (c) Except as set forth in Section 3.7(c) of the Univax Disclosure Schedule, since December 31, 1994, neither Univax nor its Subsidiary has (i) except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increased the wages, salaries, compensation, pension or other fringe benefits or perquisites payable to any executive officer, employee or director from the amount thereof in effect as of December 31, 1994, granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonuses other than customary year-end bonuses for fiscal 1993 and 1994 or (ii) suffered any strike, work stoppage, slow-down or other labor disturbance.

  3.8 Legal Proceedings. (a) Except as set forth in Section 3.8(a) of the Univax Disclosure Schedule, neither Univax nor its Subsidiary is a party to any, and there are no pending or, to the best of Univax's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Univax or its Subsidiary, or challenging the validity or propriety of the transactions contemplated by this Agreement, as to which there is a reasonable probability of an adverse determination and which, if adversely determined, would, individually or in the aggregate, have a Material Adverse Effect on Univax.

  (b) There is no injunction, order, judgment, decree or regulatory restriction imposed upon Univax, its Subsidiary or the assets of Univax or its Subsidiary which has had, or might reasonably be expected to have, a Material Adverse Effect on Univax.

  3.9 Tax Matters. (a) Each of Univax, its Subsidiary, and any affiliated, combined or unitary group of which any such corporation is or was a member, as the case may be (individually, a "Tax Affiliate" of Univax and collectively, Univax's "Tax Affiliates"), has in all material respects, except as listed in
Section 3.9 of the Univax Disclosure Schedule, (i) correctly prepared and timely filed all returns, declarations, reports, estimates, information returns and statements ("Returns") required to have been filed or sent by or with respect to them in respect of any Taxes (as hereinafter defined); (ii) timely and properly paid all Taxes that are due and payable; (iii) established on its books and records reserves that are adequate for the payment of all Taxes accrued but not yet due and payable; and (iv) complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and timely and properly withheld from employee wages and paid over to the proper governmental authorities all amounts required to be so withheld and paid over under all applicable laws.

  (b) Except as set forth in Section 3.9(b) of the Univax Disclosure Schedule,
(i) there are no liens for Taxes upon the assets of Univax or any of its Tax Affiliates except liens for Taxes not yet due; (ii) neither Univax nor any of its Tax Affiliates has requested any extension of time within which to file any Return which Return has not since been filed; (iii) no deficiency for any Taxes has been proposed, asserted or assessed against Univax or any of its Tax Affiliates which has not been resolved and paid in full; (iv) there are no outstanding waivers or consents given by Univax or any of its Tax Affiliates regarding the application of the statute of limitations with respect to any Taxes or Returns; and (v) no federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Returns.

  (c) Neither Univax nor any of its Tax Affiliates, except as disclosed in
Section 3.9(c) of the Univax Disclosure Schedule, (i) has filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by Univax or any of its Tax Affiliates; or (ii) is required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by Univax or a Tax Affiliate nor does Univax have any knowledge that the Internal Revenue Service (the "IRS") has proposed any such adjustment or change in accounting method. No property of Univax or any of its Tax Affiliates is property that Univax, any of its Tax Affiliates or any party to this transaction is or will be required to treat as being owned by another person pursuant to Section 168(f)(8) of the Code (prior to its amendment by the Tax Reform Act of 1986) or is "tax-exempt use property" within the meaning of Section 168(h) of the Code.

  (d) Univax has established and until the Effective Time will maintain on its books and records reserves adequate to pay all Taxes accrued but not yet due and payable in accordance with GAAP, and such reserves are reflected on Univax's financial statements to the extent required. All transactions that could give rise to an understatement of federal income tax within the meaning of Section 6662 of the Code have been adequately disclosed in accordance with
Section 6662 of the Code. Neither Univax nor any of its Tax Affiliates is a party to any agreement, contract or arrangement that would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code.

  (e) For purposes of this Agreement, "Taxes" shall mean all taxes, charges, fees, levies or other assessments, including without limitation all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, property or other taxes, customs, duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign).

  (f) As of December 31, 1994, to Univax's knowledge, it had available net operating loss carryforwards in the amounts, and expiring in the years, set forth in the notes to the Univax Base Balance Sheet, and, to Univax's knowledge, such loss carryforwards will be available to offset future income tax liabilities without limitation, except as set forth in Section 3.9(f) of the Univax Disclosure Schedule.

  3.10 Patents, Trademarks and Trade Names. Section 3.10 of the Univax Disclosure Schedule contains a complete and correct list of (i) all patents and applications for patents and all material trademarks, service marks, trade names and copyrights ("Intellectual Property") owned by or registered in the name of Univax or its Subsidiary, (ii) all material licenses in respect of Intellectual Property or trade secrets or proprietary information to which Univax or its Subsidiary is a party and (iii) all names under which Univax does business (all of such rights and properties listed on such Section 3.10 and all material trade secrets and proprietary information relating to Univax's business are collectively referred to herein as "Univax Intellectual Property"). Except as disclosed in such Section 3.10, (A) neither Univax nor its Subsidiary is obligated to pay any royalty in respect of Univax Intellectual Property under any agreement to which Univax or its Subsidiary is a party; (B) to Univax's knowledge, there is no infringement by third parties of any Intellectual Property of Univax; (C) to Univax's knowledge, there are no valid enforceable patents which are infringed by the conduct by Univax or its Subsidiary of their respective businesses, to Univax's knowledge, neither Univax nor its Subsidiary is wrongfully utilizing any trade secret or proprietary information of any third party, and there is no pending or, to Univax's knowledge, threatened action, suit, proceeding or claim by others that Univax or its Subsidiary infringes or otherwise violates any Intellectual Property, trade secret or proprietary information of others; (D) there is no pending or, to Univax's knowledge, threatened action, suit, proceeding or claim by others challenging Univax's or its Subsidiary's license or ownership rights in or to any Intellectual Property or any trade secret or proprietary information; and (E) there is no pending or, to Univax's knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any Univax Intellectual Property. To Univax's knowledge, no person employed by or affiliated with Univax or its Subsidiary has utilized or proposes to utilize any trade secret or other information or documentation proprietary to any former employer or third party, and to Univax's knowledge, no person employed by or affiliated with Univax or its Subsidiary has violated any confidential relationship which such person may have had with any third party in connection with the development, manufacture or sale of any product or proposed product or the development or sale of any service or proposed service of Univax or its Subsidiary. All current employees of Univax have signed a confidentiality and inventions agreement in substantially the form previously delivered to NABI.

  3.11 Employees. (a) Section 3.11(a) of the Univax Disclosure Schedule sets forth a true and complete list of each benefit plan, arrangement or agreement under which benefits are provided to employees or other providers of services that is maintained as of the date of this Agreement (the "Plans") by Univax or its

Subsidiary or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), all of which together with Univax would be deemed a "single employer" within the meaning of Sections 414(b), (c), (m) or (o) of the Code or Section 4001 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

  (b) Univax has heretofore delivered to NABI true and complete copies of each of the Plans and all related documents, including but not limited to (i) the actuarial report for such Plan (if applicable) for each of the last two years,
(ii) the annual report for such plan (if applicable) for each of the last two years and (iii) the most recent determination letter from the Internal Revenue Service (if applicable) for such Plan (and any application for such determination letter, if one is pending).

  (c) Except as set forth in Section 3.11(c) of the Univax Disclosure Schedule, to Univax's knowledge (i) each of the Plans has been operated and administered in all material respects with applicable laws, including but not limited to ERISA and the Code, (ii) each of the Plans intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified and each Plan which is intended to meet the requirements for tax-favored treatment under Subchapter B of Chapter 1 of Subtitle A of the Code meets such requirements in all material respects, (iii) with respect to each Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Plan's actuary with respect to such Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Plan allocable to such accrued benefits,
(iv) no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of Univax, its Subsidiary or any ERISA Affiliate beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law, (x) death benefits or retirement benefits under any "employee pension plan", as that term is defined in Section 3(2) of ERISA, (y) deferred compensation benefits accrued as liabilities on the books of Univax, its Subsidiary or the ERISA Affiliates or (z) benefits the full cost of which is borne by the current or former employee (or his beneficiary), (v) no liability under Title IV of ERISA has been incurred by Univax, its Subsidiary or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Univax, its Subsidiary or any ERISA Affiliate of incurring a material liability thereunder; (vi) no Plan is a "multiemployer pension plan," as such term is defined in Section 3(37) or 4001(a)(3) of ERISA, (vii) all contributions or other amounts payable by Univax or its Subsidiary as of the Effective Time with respect to each Plan in respect of current or prior plan years have been paid or accrued in accordance with generally accepted accounting practices, Section 302 of ERISA and Section 412 of the Code, and there is no accumulated funding deficiency with respect to any Plan, (viii) neither Univax, its Subsidiary nor any ERISA Affiliate has engaged in a transaction in connection with which Univax, its Subsidiary or any ERISA Affiliate, or any other person or entity, could be subject to a material liability under Section 409 of ERISA, a material civil penalty assessed pursuant to Section 502(i) or (l) of ERISA or a material tax imposed pursuant to Section 4975 of the Code, (ix) no event has occurred and no condition exists with respect to any Plan that could subject Univax, its Subsidiary or any ERISA Affiliate to any material tax, fine or penalty imposed by the Code or ERISA, and (x) to the best knowledge of Univax, there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto.

  (d) Except as set forth in Section 3.11(d) of the Univax Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any material payment (including, without limitation, deferred compensation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any employee of Univax or any of its affiliates from Univax or any of its affiliates under any Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Plan or otherwise, or (iii) result in any acceleration of the time of payment or vesting of any such benefits to any material extent.

  3.12 SEC Reports. Univax has previously made available to NABI an accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement (including any amendment or supplement thereto) filed since January 1, 1992 by Univax with the SEC pursuant to the Securities Act or the Exchange Act (the "Univax Reports"), and no such Univax Report contained as of its date of filing with the SEC any untrue statement of a material fact or omitted as of its date of filing with the SEC to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Section 3.12 of the Univax Disclosure Schedule contains a complete list of all Univax Reports. Univax has timely filed all Univax Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Univax Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

  3.13 Compliance with Applicable Law. Except as disclosed in Section 3.13 of the Univax Disclosure Schedule, Univax and its Subsidiary hold, and have at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Univax or its Subsidiary, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, individually or in the aggregate, have a Material Adverse Effect on Univax, and neither Univax nor its Subsidiary knows of, or has received notice of, any material violations of any of the above.

  3.14 Certain Contracts. Except as set forth in Section 3.14(a) of the Univax Disclosure Schedule, neither Univax nor its Subsidiary is a party to or bound by any contract, arrangement, commitment, plan or understanding (whether written or oral) which materially restricts the conduct of any line of business by Univax or its Subsidiary. Univax has delivered to NABI true, complete and correct copies of any contract, arrangement, commitment, plan of understanding (whether written or oral) (i) which, upon the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from NABI, Univax, the Surviving Corporation, or any of their respective Subsidiaries, to any officer, director or employee thereof, (ii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Univax Reports, or (iii) with or to a labor union or guild (including any collective bargaining agreement). Univax has previously delivered to NABI true and correct copies of all employment, consulting and deferred compensation agreements which are in writing and to which Univax or its Subsidiary is a party. Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in Section 3.14(a) of the Univax Disclosure Schedule, and any other contract, arrangement, commitment or understanding to which Univax or its Subsidiary is a party or to which their properties are subject and which is material to the business of Univax and its Subsidiary taken as a whole, is referred to herein as a "Univax Contract." Neither Univax nor its Subsidiary has received notice that any Univax Contract is not in full force and effect, and neither Univax nor its Subsidiary has received notice of any violation or default under any Univax Contract by any party thereto, which, individually or in the aggregate, could have a Material Adverse Effect on Univax.

  (b) (i) Univax and its Subsidiary have performed all obligations required to be performed by them to date under each Univax Contract, except where such nonperformance, individually or in the aggregate, would not have a Material Adverse Effect on Univax, and (ii) neither Univax nor its Subsidiary has knowledge of any event or condition which constitutes or, after notice or lapse of time or both, would constitute a default on the part of Univax or its Subsidiary under any such Univax Contract, except where such default, individually or in the aggregate, would not have a Material Adverse Effect on Univax.

  3.15 Undisclosed Liabilities. Except for those liabilities that are fully reflected on the Univax Base Balance Sheet and for liabilities incurred in the ordinary course of business consistent with past practice, since December 31, 1994, neither Univax nor its Subsidiary has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that, either alone or when combined with all similar liabilities, has had, or could reasonably be expected to have, a Material Adverse Effect on Univax.

  3.16 Pooling of Interests; Tax-Free Reorganization. As of the date of this Agreement, Univax has no reason to believe that the Merger will not qualify as a pooling of interests for accounting purposes or a reorganization within the meaning of Section 368 of the Code.

  3.17 Fairness Opinion. Univax has received the opinion of Robertson, Stephens & Company to the effect that the consideration to be received in the Merger by the holders of Univax Capital Stock is fair, from a financial point of view, to such holders.

                                  ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF NABI

  NABI hereby represents and warrants to Univax as follows:

  4.1 Corporate Organization. (a) NABI is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. NABI has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except in those jurisdictions in which the failure to be so licensed or qualified would not have a Material Adverse Effect on NABI. The Certificate of Incorporation and By-laws of NABI and its Subsidiaries, copies of which have previously been delivered to Univax, are true, complete and correct copies of such documentation as in effect as of the date of this Agreement.

  (b) Each of NABI's Subsidiaries is (i) duly organized and validly existing as a corporation under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except in those jurisdictions in which the failure to be so licensed or qualified would not have a Material Adverse Effect on NABI, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no provisions, whether in the charter, By-laws or otherwise, limiting or otherwise restricting the ability of NABI to control its Subsidiaries.

  (c) Section 4.1(c) of the disclosure schedule of NABI delivered to Univax concurrently herewith (the "NABI Disclosure Schedule") contains a complete and correct list of all NABI's Subsidiaries and equity or debt securities owned by NABI on the date hereof, which list indicates, as to any equity investment, all entities in which NABI holds directly or indirectly 5% or more of the outstanding shares of any class of capital stock or other equity or voting interest.

  (d) True, correct and complete copies of the minutes of all meetings and all actions by written consent of NABI's stockholders and Board of Directors (including committees of the Board of Directors), held or taken from January 1, 1992 through January 1, 1995, have been made available to Univax.

  4.2 Capitalization. (a) The authorized capital stock of NABI consists of 50,000,000 shares of NABI Common Stock and 5,000,000 shares of NABI Preferred Stock, par value $0.10 per share. At the close of business on July 31, 1995 there were 19,486,910 shares of NABI Common Stock outstanding and no shares of NABI Preferred Stock outstanding. On July 31, 1995, no shares of NABI Common Stock or NABI Preferred Stock were reserved for issuance, except as set forth in Section 4.2(a) of the NABI Disclosure Schedule. All of the issued and outstanding shares of NABI Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except as set forth in

Section 4.2(a) of the NABI Disclosure Schedule, NABI does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of NABI Common Stock or NABI Preferred Stock or any other equity securities of NABI or any securities representing the right to purchase or otherwise receive any shares of NABI Common Stock or NABI Preferred Stock. Except as set forth in Section 4.2(a) of the NABI Disclosure Schedule, since July 31, 1995, NABI has not issued any shares of its capital stock, other than pursuant to the exercise of employee stock options granted prior to such date and as disclosed in Section 4.2(a) of the NABI Disclosure Schedule. The right of a holder to exercise any NABI employee stock option will not be accelerated by reason of the Merger, whether such acceleration will occur pursuant to the plan under which the option was granted, the terms of the option itself, action taken or to be taken by the Board of Directors of NABI or any committee thereof, or otherwise. Section 4.2(a) of the NABI Disclosure Schedule lists all outstanding agreements, commitments or understandings under which NABI is obligated to register under the Securities Act any shares of NABI Capital Stock.

  (b) Except as set forth in Section 4.2(b) of the NABI Disclosure Schedule, NABI owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of NABI's Subsidiaries, free and clear of any liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of NABI has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

  4.3 Authority; No Violation. (a) NABI has full corporate power and authority to execute and deliver this Agreement and, except for the approval of its stockholders, to consummate the transactions contemplated hereby. The execution and delivery or this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of NABI. The Board of Directors of NABI has directed that this Agreement and the transactions contemplated hereby be submitted to NABI's stockholders for approval at a meeting of such stockholders and, except for the adoption of this Agreement by the stockholders of NABI, no other corporate proceedings on the part of NABI are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by NABI and (assuming due authorization, execution and delivery by Univax) constitutes a valid and binding obligation of NABI, enforceable against NABI in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

  (b) Except as set forth in Section 4.3(b) of the NABI Disclosure Schedule, neither the execution and delivery of this Agreement by NABI nor the consummation by NABI of the transactions contemplated hereby, nor compliance by NABI with any of the terms or provisions hereof, will (i) violate any provision of the Certificate of Incorporation or By-laws of NABI or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to NABI or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of NABI or any of its Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which NABI or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, will not have or be reasonably likely to have a Material Adverse Effect on NABI.

  4.4 Consents and Approvals. Except for (i) the pre-merger filing and waiting period requirements of the HSR Act, (ii) the filings with the SEC of the Joint Proxy Statement (and the preliminary form thereof) and the

S-4 in which the Joint Proxy Statement will be included as a prospectus, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iv) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of NABI Common Stock pursuant to this Agreement, (v) the approval of this Agreement by the requisite vote of the stockholders of Univax and NABI, (vi) the filing of an additional listing application with NASDAQ to list the shares of NABI Common Stock to be issued as part of the Exchange Fund, (vii) such filings as are required under the Exchange Act and (viii) the consents and approvals set forth in Section 4.4 of the NABI Disclosure Schedule, no consents or approvals of or filings or registrations with any Government Entity or with any third party are necessary in connection with (A) the execution and delivery by NABI of this Agreement and (B) the consummation by NABI of the Merger and the other transactions contemplated hereby. To the best of NABI's knowledge, no state takeover statute or similar statute or regulation applies or purports to apply to the Merger or the transactions contemplated by this Agreement.

  4.5 Financial Statements. NABI has previously delivered to Univax copies of
(a) the consolidated balance sheets of NABI and its Subsidiaries as of December 31, for the fiscal years 1991, 1992, 1993 and 1994 (the December 31, 1994 consolidated balance sheet being hereinafter referred to as the "NABI Base Balance Sheet"), and the related consolidated statements of income, changes in stockholders' equity and cash flows for the fiscal years 1990 through 1994, inclusive, all as reported in NABI's Annual Reports on Form 10-K for the fiscal years ended December 31, 1992, 1993 and 1994 filed with the SEC under the Exchange Act, in each case accompanied by the audit report of Price Waterhouse, LLP, independent public accountants with respect to NABI, and (b) the unaudited consolidated balance sheet of NABI and its Subsidiaries as of June 30, 1994 and June 30, 1995 and the related unaudited consolidated statements of income, cash flows and changes in stockholders' equity for the six-month periods then ended as reported in NABI's Quarterly Report on Form 10-Q for the period ended June 30, 1995 filed with the SEC under the Exchange Act. The foregoing consolidated balance sheets (including the related notes, where applicable) fairly present in all material respects the consolidated financial position of NABI and its Subsidiaries as of the respective dates thereof, and the other foregoing financial statements referred to in this
Section 4.5 (including the related notes, where applicable) fairly present in all material respects (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and changes in stockholders' equity and consolidated financial position of NABI and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such financial statements (including the related notes, where applicable) comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such financial statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except in each case as indicated in such financial statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of NABI and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and reflect only actual transactions.

  4.6 Broker's Fees. Except as set forth in Section 4.6 of the NABI Disclosure Schedule, neither NABI nor any of its Subsidiaries has employed any broker, finder, investment banker or financial advisor in connection with the transactions contemplated by this Agreement or incurred any liability for any broker's fees, finder's fees, financial advisor's fees, investment banker's fees or other similar fees or commissions in connection with any of the transactions contemplated by this Agreement.

  4.7 Absence of Certain Changes or Events. (a) Except as publicly disclosed in the NABI Reports (as defined in Section 4.12) filed prior to the date hereof or in press releases (copies of which have been previously delivered to Univax), and except as set forth in Section 4.7(a) of the NABI Disclosure Schedule, since December 31, 1994, (i) neither NABI nor any of its Subsidiaries has incurred any material liability, except in the ordinary course of their business consistent with their past practices, and (ii) no event has occurred which has had or will have, individually or in the aggregate, a Material Adverse Effect (whether or not covered by insurance) on NABI.

  (b) Except as publicly disclosed in the NABI Reports filed prior to the date hereof or in press releases (copies of which have been previously delivered to Univax), and except as set forth in Section 4.7(b) of the NABI Disclosure Schedule, since December 31, 1994, NABI and its Subsidiaries have carried on their respective businesses in the ordinary and usual course consistent with their past practices.

  (c) Except as set forth in Section 4.7(c) of the NABI Disclosure Schedule, since December 31, 1994, neither NABI nor any of its Subsidiaries has (i) except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increased the wages, salaries, compensation, pension or other fringe benefits or perquisites payable to any executive officer, employee or director from the amount thereof in effect as of December 31, 1994, granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonuses other than customary year-end bonuses for fiscal 1993 and 1994 or (ii) suffered any strike, work stoppage, slow-down or other labor disturbance.

  4.8 Legal Proceedings. (a) Except as set forth in Section 4.8 of the NABI Disclosure Schedule, neither NABI nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of NABI's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against NABI or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement as to which there is a reasonable probability of an adverse determination and which, if adversely determined, would, individually or in the aggregate, have a Material Adverse Effect on NABI.

  (b) There is no injunction, order, judgment, decree or regulatory restriction imposed upon NABI, any of its Subsidiaries or the assets of NABI or any of its Subsidiaries which has had, or might reasonably be expected to have, a Material Adverse Effect on NABI.

  4.9 Tax Matters. (a) Each of NABI, its Subsidiaries, and any affiliated, combined or unitary group of which any such corporation is or was a member, as the case may be (individually, a "Tax Affiliate" of NABI and collectively, NABI's "Tax Affiliates"), has in all material respects, except as listed in
Section 4.9 of the NABI Disclosure Schedule, (i) correctly prepared and timely filed all Returns required to have been filed or sent by or with respect to them in respect of any Taxes; (ii) timely and properly paid all Taxes that are due and payable; (iii) established on its books and records reserves that are adequate for the payment of all Taxes accrued but not yet due and payable; and
(iv) complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and timely and properly withheld from employee wages and paid over to the proper governmental authorities all amounts required to be so withheld and paid over under all applicable laws.

  (b) Except as set forth in Section 4.9(b) of the NABI Disclosure Schedule,
(i) there are no liens for Taxes upon the assets of NABI or any of its Tax Affiliates except liens for Taxes not yet due; (ii) neither NABI nor any of its Tax Affiliates has requested any extension of time within which to file any Return which Return has not since been filed; (iii) no deficiency for any Taxes has been proposed, asserted or assessed against NABI or any of its Tax Affiliates which has not been resolved and paid in full; (iv) there are no outstanding waivers or consents given by NABI or any of its Tax Affiliates regarding the application of the statute of limitations with respect to any Taxes or Returns; and (v) no federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Returns.

  (c) Neither NABI nor any of its Tax Affiliates, except as disclosed in
Section 4.9(c) of the NABI Disclosure Schedule, (i) has filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by NABI or any of its Tax Affiliates; or (ii) is required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by NABI or a Tax Affiliate nor does NABI have any knowledge that the IRS has proposed any such adjustment or change in accounting method. No property of NABI or any of its Tax Affiliates is property that NABI, any of its Affiliates or any party to this transaction is or will be required to treat as being owned by another person pursuant to Section 168(f)(8) of the Code (prior to its amendment by the Tax Reform Act of 1986) or is "tax-exempt use property" within the meaning of Section 168(h) of the Code.

  (d) NABI has established and until the Effective Time will maintain on its books and records reserves adequate to pay all Taxes accrued but not yet due and payable in accordance with GAAP, and such reserves are reflected on NABI's financial statements to the extent required. All transactions that could give rise to an understatement of federal income tax within the meaning of Section 6662 of the Code have been adequately disclosed in accordance with Section 6662 of the Code. Neither NABI nor any of its Tax Affiliates is a party to any agreement, contract or arrangement that would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code.

  4.10 Patents, Trademarks and Trade Names. Section 4.10 of the NABI Disclosure Schedule contains a complete and correct list of (i) all Intellectual Property owned by or registered in the name of NABI or any of its Subsidiaries, (ii) all licenses in respect of Intellectual Property or trade secrets or proprietary information to which NABI or any of its Subsidiaries is a party and (iii) all names under which NABI does business (all of such rights and properties listed on such Section 4.10 and all material trade secrets and proprietary information relating to NABI's business are collectively referred to herein as "NABI Intellectual Property"). Except as disclosed in such
Section 4.10, (A) neither NABI nor any of its Subsidiaries is obligated to pay any royalty in respect of NABI Intellectual Property under any agreement to which NABI or any of its Subsidiaries is a party; (B) to NABI's knowledge, there is no infringement by third parties of any Intellectual Property of NABI; (C) to NABI's knowledge, there are no valid enforceable patents which are infringed by the conduct by NABI or any of its Subsidiaries of their respective businesses, to NABI's knowledge, neither NABI nor any of its Subsidiaries is wrongfully utilizing any trade secret or proprietary information of any third party, and there is no pending or, to NABI's knowledge, threatened action, suit, proceeding or claim by others that NABI or any of its Subsidiaries infringes or otherwise violates any Intellectual Property, trade secret or proprietary information of others; (D) there is no pending or, to NABI's knowledge, threatened action, suit, proceeding or claim by others challenging NABI's or any of its Subsidiaries' license or ownership rights in or to any Intellectual Property or any trade secret or proprietary information; and (E) there is no pending or, to NABI's knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any NABI Intellectual Property. To NABI's knowledge, no person employed by or affiliated with NABI or any of its Subsidiaries has utilized or proposes to utilize any trade secret or other information or documentation proprietary to any former employer or third party, and to NABI's knowledge, no person employed by or affiliated with NABI or any of its Subsidiaries has violated any confidential relationship which such person may have had with any third party in connection with the development, manufacture or sale of any product or proposed product or the development or sale of any service or proposed service of NABI or any of its Subsidiaries.

  4.11 Employees. (a) Section 4.11(a) of the NABI Disclosure Schedule sets forth a true and complete list of each Plan that is maintained as of the date of this Agreement by NABI or any of its ERISA Affiliates, all of which together with NABI would be deemed a "single employer" within the meaning of
Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

  (b) NABI has heretofore delivered to Univax true and complete copies of each of the Plans and all related documents, including but not limited to (i) the actuarial report for such Plan (if applicable) for each of the last two years,
(ii) the annual report for such plan (if applicable) for each of the last two years, and (iii) the most recent determination letter from the Internal Revenue Service (if applicable) for such Plan (and any application for such determination letter, if one is pending).

  (c) Except as set forth in Section 4.11(c) of the NABI Disclosure Schedule, to NABI's knowledge (i) each of the Plans has been operated and administered in all material respects with applicable laws, including but not limited to ERISA and the Code, (ii) each of the Plans intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified and each Plan which is intended to meet the requirements for tax-favored treatment under Subchapter B of Chapter 1 of Subtitle A of the Code meets such requirements in all material respects, (iii) with respect to each Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Plan's actuary with respect to such Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Plan allocable to such accrued benefits, (iv) no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees, its Subsidiaries or any ERISA Affiliate beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law, (x) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA, (y) deferred compensation benefits accrued as liabilities on the books of NABI, its Subsidiaries or the ERISA Affiliates or (z) benefits the full cost of which is borne by the current or former employee (or his beneficiary), (v) no liability under full Title IV of ERISA has been incurred by NABI, its Subsidiaries or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to NABI, its Subsidiaries or any ERISA Affiliate of incurring a material liability thereunder; (vi) no Plan is a "multiemployer pension plan", as such term is defined in Section 3(37) or 4001(a)(3) of ERISA, (vii) all contributions or other amounts payable by NABI or its Subsidiaries as of the Effective Time with respect to each Plan in respect of current or prior plan years have been paid or accrued in accordance with generally accepted accounting practices, Section 302 or ERISA and Section 412 of the Code, and there is no accumulated funding deficiency with respect to any Plan, (viii) neither NABI, its Subsidiaries nor any ERISA Affiliate has engaged in a transaction in connection with which NABI, its Subsidiaries or any ERISA Affiliate, or any other person or entity, could be subject to a material liability under Section 409 of ERISA, a material civil penalty assessed pursuant to Section 502(i) or (l) of ERISA or a material tax imposed pursuant to Section 4975 of the Code, (ix) no event has occurred and no condition exists with respect to any Plan that could subject NABI, its Subsidiaries or any ERISA Affiliate to any material tax, fine or penalty imposed by the Code or ERISA, and (x) to the best knowledge of NABI, there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto.

  (d) Except as set forth in Section 4.11(d) of the NABI Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any material payment (including, without limitation, deferred compensation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any employee of NABI or any of its affiliates from NABI or any of its affiliates under any Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Plan or otherwise, or (iii) result in any acceleration of the time of payment or vesting of any such benefits to any material extent.

  4.12 SEC Reports. NABI has previously made available to Univax an accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement (including any amendment or supplement thereto) filed since January 1, 1992 by NABI with the SEC pursuant to the Securities Act or the Exchange Act (the "NABI Reports"), and no such NABI Report contained as of its date of filing with the SEC any untrue statement of a material fact or omitted as of its date of filing with the SEC to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Section 4.12 of the NABI Disclosure Schedule contains a complete list of all NABI Reports. NABI has timely filed all NABI Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all NABI Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

  4.13 Compliance with Applicable Law. Except as disclosed in Section 4.13 of the NABI Disclosure Schedule, NABI and each of its Subsidiaries hold, and have at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to NABI or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, individually or in the aggregate, have a Material Adverse Effect on NABI, and neither NABI nor any of its Subsidiaries knows of, or has received notice of, any material violations of any of the above.

  4.14 Certain Contracts. Except as set forth in Section 4.14 (a) of the NABI Disclosure Schedule, neither NABI nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment, plan or understanding (whether written or oral) which materially restricts the conduct of any line of business by NABI or which would materially restrict the conduct of any line of business of the Surviving Corporation. NABI has delivered to Univax true, complete and correct copies of any contract, arrangement, commitment, plan or understanding (whether written or oral), (i) which, upon the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Univax, NABI, the Surviving Corporation, or any of their respective Subsidiaries, to any officer, director or employee thereof, (ii) which is a material contract (as defined in Item 601(b)(10) of RegulationS-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the NABI Reports, or (iii) with or to a labor union or guild (including any collective bargaining agreement). NABI has previously delivered to Univax true and correct copies of all employment, consulting and deferred compensation agreements which are in writing and to which NABI or any of its Subsidiaries is a party. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not set forth in Section 4.14(a) of the NABI Disclosure Schedule, is referred to herein as a "NABI Contract," and neither NABI nor any of its Subsidiaries has any notice that any NABI's contract is not in full force and effect, or has received notice of any violation of any NABI Contract by any of the other parties thereto, which, individually or in the aggregate, would have a Material Adverse Effect on NABI.

  (b) (i) NABI and each of its Subsidiaries has performed all obligations required to be performed by it to date under each NABI Contract, except where such nonperformance, individually or in the aggregate, would not have a Material Adverse Effect on NABI, and (ii) neither NABI nor any of its Subsidiaries has knowledge of any event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a default on the part of NABI or any of its Subsidiaries under any such NABI Contract, except where such default, individually or in the aggregate, would not have a Material Adverse Effect on NABI.

  4.15 Undisclosed Liabilities. Except for those liabilities that are fully reflected on the NABI Base Balance Sheet and for liabilities incurred in the ordinary course of business consistent with past practice, since December 31, 1994, neither NABI nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that, either alone or when combined with all similar liabilities, has had, or could reasonably be expected to have, a Material Adverse Effect on NABI.

  4.16 Pooling of Interests; Tax-Free Reorganization. As of the date of this Agreement, NABI has no reason to believe that the Merger will not qualify as a pooling of interests for accounting purposes or as a reorganization within the meaning of Section 368 of the Code.

  4.17 Fairness Opinion. NABI has received the opinion of Raymond James & Associates, Inc. to the effect that the Common Exchange Ratio and the Preferred Exchange Ratio are fair, from a financial point of view, to the holders of NABI Common Stock.

                                   ARTICLE V

                  COVENANTS RELATING TO CONDUCT OF BUSINESSES

  5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, each of NABI and Univax shall, and shall cause each of their respective Subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice, (ii) use reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key employees (provided, however, that the failure (after taking such reasonable efforts) to retain the services of officers and key employees shall not constitute a breach of this Section
5.1 or a failure by either party to perform the obligations required to be performed by it under this Agreement), (iii) take no action which would adversely affect or delay the ability of either NABI or Univax to obtain any necessary approvals of any governmental authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement, (iv) use reasonable efforts to (x) perform and fulfill, or have performed or fulfilled, all of the conditions set forth in Article VII and perform and fulfill the obligations to be performed and fulfilled by it under this Agreement, (y) ensure that, to the extent that the same is within its control, no breach of any of its respective representations, warranties and agreements hereunder occurs or exists on or prior to the Effective Time, all to the end that the transactions contemplated by this Agreement shall be fully carried out in a timely fashion, and (z) preserve and protect its Intellectual Property and all technology, know-how and processes necessary for the conduct of its business as now conducted and presently proposed to be conducted, and (v) maintain in force at comparable levels of coverage all insurance policies now in effect.

  5.2 Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.2 of the NABI Disclosure Schedule or Section 5.2 of the Univax Disclosure Schedule, as the case may be, and, except as expressly contemplated or permitted by this Agreement, neither NABI nor Univax shall, nor shall they permit any of their respective Subsidiaries to, without the prior written consent of the other:

    (a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance other than to a direct or indirect wholly-owned Subsidiary;

    (b) adjust, split, combine or reclassify any capital stock, declare, set aside or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock; or grant any stock appreciation rights or grant any individual, corporation or other entity any stock option or other right to acquire any shares of its capital stock or any security exchangeable for or convertible into any such shares of capital stock; or issue any additional shares of capital stock, except pursuant to (i) the exercise of stock options and the Outstanding Warrant or (ii) the conversion of shares of the Univax Preferred Stock;

    (c) sell, transfer, mortgage, encumber, license or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a direct or indirect wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

    (d) except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned Subsidiary thereof;

    (e) except for transactions in the ordinary course of business consistent with past practice, enter into or terminate any material contract or agreement, or make any change in any of its material leases, licenses or contracts, other than renewals of contracts, licenses and leases without material changes of terms;

    (f) increase in any manner the compensation or fringe benefits of any of its employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee other than in the ordinary course of business consistent with past practice, or accelerate the vesting of or otherwise modify the terms of any stock options or other stock-based compensation;

    (g) settle any material claim, action or proceeding involving money damages, except in the ordinary course of business consistent with past practice;

    (h) take any action that would prevent or impede the Merger from qualifying (i) for pooling of interests accounting treatment or (ii) as a reorganization within the meaning of Section 368(a) of the Code;

    (i) amend its Certificate of Incorporation or its By-laws; or

    (j) fail to duly and timely (by the due date or any duly granted extension thereof) file all Returns required to be filed with the proper governmental authorities; or make any tax election except in the ordinary course of business consistent with immediate past practice;

    (k) unless it is contesting the same in good faith and, if appropriate, has established reasonable reserves therefor, fail to (i) promptly pay all Taxes indicated by such Returns or otherwise lawfully levied or assessed upon it or any of its properties and (ii) withhold or collect and pay to the proper governmental authorities or hold in separate bank accounts for such payment all Taxes and other assessments which it believes in good faith to be required by law to be so withheld or collected;

    (l) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

    (m) change any material accounting principle used by it, except for such changes as may be required by GAAP or the rules and regulations of the SEC promulgated following the date hereof; or

    (n) agree to, or make any commitment to, take any of the actions prohibited by this Section 5.2.

                                  ARTICLE VI

                             ADDITIONAL AGREEMENTS

  6.1 No Univax Solicitation. Univax shall not, and shall not authorize or permit any of its officers, directors, agents, representatives or advisors to,
(a) solicit, initiate or knowingly encourage or take any action knowingly to facilitate the submission of inquiries, proposals or offers from any person relating to (i) any acquisition or purchase of any material asset or assets of Univax or any class of equity securities of Univax, (ii) any tender offer (including a self tender offer) or exchange offer involving shares of Univax Capital Stock, (iii) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving Univax other than the transactions contemplated by this Agreement, or (iv) any other transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or which would or could reasonably be expected to materially dilute the benefits to NABI of the transactions contemplated hereby (the transactions referred to in clauses (i)-(iv) are collectively referred to herein as "Univax Transaction Proposals"), or agree to or endorse any Univax Transaction Proposal, or (b) enter into or participate in any discussions or negotiations regarding any Univax Transaction Proposal, or furnish to any other person any information with respect to its business, properties or assets or any Univax Transaction Proposal, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any person to make or seek any Univax Transaction Proposal; provided, however, that the foregoing shall not prohibit Univax from (x) furnishing information pursuant to a confidentiality agreement substantially similar to the Confidentiality Agreement (as hereinafter defined) to a third party who has initiated contact with Univax regarding a bona fide unsolicited Univax Transaction Proposal under circumstances not constituting a breach of the foregoing provisions of this section 6.1 (a "Permitted Univax Contact"),
(y) engaging in discussions or negotiations with a third party who has initiated a Permitted Univax Contact regarding a Univax Transaction Proposal, and/or (z) following receipt of a Univax Transaction Proposal, taking and disclosing to its stockholders a position contemplated by Rule14e-2(a) under the Exchange Act or otherwise make disclosure to its stockholders, but in each case referred to in the foregoing clauses (x) through (z) only to the extent that the Board of Directors of Univax shall have concluded in good faith in the exercise of its fiduciary duties, after consultation with its outside counsel and financial advisor, that such actions are more likely than not to result in a bona fide Univax Transaction Proposal, the terms of which would be more favorable to Univax's stockholders than the Merger (a "Superior Univax Proposal"); provided, further, that the Board or Directors of Univax shall not take any of the foregoing actions referred to in clauses (x) through (z) until after reasonable notice to and consultation with NABI with respect to any such actions and that such Board of Directors shall continue to consult with NABI after taking any such actions, except to the extent that it receives the opinion of its outside counsel that such continued consultation would constitute a breach of its fiduciary duties to the stockholders of Univax under Delaware law. If Univax receives a Univax Transaction Proposal, Univax shall within one business day of its receipt of such proposal inform NABI of the terms and conditions of such proposal and identity of the person making it. Immediately from and after the date hereof, Univax will cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Univax Transaction Proposal.

  6.2 No NABI Solicitation. NABI shall not, and shall not authorize or permit any of its officers, directors, agents, representatives or advisors to, (a) solicit, initiate or knowingly encourage or take any action knowingly to facilitate the submission of inquiries, proposals or offers from any person relating to any (i) acquisition or purchase of any material asset or assets of NABI or any class of equity securities of NABI, (ii) any tender offer (including a self tender offer) or exchange offer involving shares of NABI Capital Stock, (iii) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving NABI other than the transactions contemplated by this Agreement, or (iv) any other transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or which would or could reasonably be expected to materially dilute the benefits to Univax of the transactions contemplated hereby (the transactions referred to in clauses (i)-(iv) are collectively referred to herein as "NABI Transaction Proposals"), or agree to or endorse any NABI Transaction Proposal, or (b) enter into or participate in any discussions or negotiations regarding any NABI Transaction Proposal, or furnish to any other person any information with respect to its business, properties or assets or any NABI Transaction Proposal, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any person to make or seek any NABI Transaction Proposal; provided, however, that the foregoing shall not prohibit NABI from (x) furnishing information pursuant to a confidentiality agreement substantially similar to the Confidentiality Agreement to a third party who has initiated contact with NABI regarding a bona fide unsolicited NABI Transaction Proposal under circumstances not constituting a breach of the foregoing provisions of this section 6.2 (a "Permitted NABI Contact"), (y) engaging in discussions or negotiations with a third party who has initiated a Permitted NABI Contact regarding a NABI Transaction Proposal, and/or (z) following receipt of a NABI Transaction Proposal, taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or otherwise make disclosure to its stockholders, but in each case referred to in the foregoing clauses (x) through (z) only to the extent that the Board of Directors of NABI shall have concluded in good faith in the exercise of its fiduciary duties, after consultation with its outside counsel and financial advisor that such actions are more likely than not to result in a bona fide NABI Transaction Proposal, the terms of which would be more favorable to Univax's stockholders than the Merger (a "Superior NABI Proposal"); provided, further, that the Board or Directors of NABI shall not take any of the foregoing actions referred to in clauses (x) through (z) until after reasonable notice to and consultation with Univax with respect to any such actions and that such Board of Directors shall continue to consult with Univax after taking any such actions, except to the extent that it receives the opinion of its outside counsel that such continued consultation would constitute a breach of its fiduciary duties to the stockholders of NABI under Delaware law. If NABI receives a NABI Transaction Proposal, NABI shall within one business day of its receipt of such proposal inform Univax of the terms and conditions of such proposal and identity of the person making it. Immediately from and after the date hereof, NABI will cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any NABI Transaction Proposal.

  6.3 Regulatory Matters. (a) NABI and Univax shall promptly prepare and file with the SEC the Joint Proxy Statement (including the preliminary form thereof) and NABI shall promptly prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of NABI and Univax shall use all reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and NABI and Univax shall thereafter as promptly as practicable mail the Joint Proxy Statement to their respective stockholders. NABI shall use all reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and Univax shall furnish all information concerning Univax and the holders of Univax Capital Stock as may be reasonably requested in connection with any such action. Each party shall promptly notify the other of the receipt by it of any comments of the SEC or state securities laws regulators and will promptly supply the other with copies of all correspondence between it and its representatives, on the one hand, and the SEC or state securities laws regulators or the members of their respective staffs, on the other hand, with respect to the Joint Proxy Statement, the S-4 or such "Blue Sky" permits and approvals.

  (b) NABI and Univax shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of NABI, Univax or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

  (c) Univax represents and warrants to NABI that when the Joint Proxy Statement is issued and at the date of its stockholder meeting to act upon approval of this Agreement and the transactions contemplated hereby, the Joint Proxy Statement will comply as to form in all material respects with the Exchange Act and the rules and regulations of the SEC thereunder, and the Joint Proxy Statement will not at the time of its issuance and at the date of its stockholder meeting to act upon approval of this Agreement and the transactions contemplated hereby, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, except that no representation or warranty is made with respect to information set forth in the Joint Proxy Statement concerning NABI or any Subsidiary thereof or the meeting of NABI's stockholders to act upon approval of this Agreement and the transactions contemplated hereby. Univax will promptly advise NABI in writing if at any time prior to the date of its stockholder meeting to act upon approval of this Agreement and the transactions contemplated hereby, it shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Joint Proxy Statement in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable law and agrees to correct any statements that are or have become misleading.

  (d) NABI represents and warrants to Univax that the S-4, at the time it becomes effective and at the date of its stockholder meeting to act upon approval of this Agreement and the transactions contemplated hereby, and the Joint Proxy Statement, at the time of its issuance and at the date of its stockholder meeting to act upon approval of this Agreement and the transactions contemplated hereby, will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder, and will not at any such time contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, except that no representation or warranty is made with respect to information set forth in the Joint Proxy Statement concerning Univax or the meeting of Univax's stockholders to act upon approval of this Agreement and the transactions contemplated hereby. NABI will promptly advise Univax in writing if at any time prior to the meeting of Univax's stockholders to act upon approval of this Agreement and the transactions contemplated hereby NABI shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the S-4 or the Joint Proxy Statement in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable law and agrees to correct any statements that are or have become misleading.

  (e) Each of NABI and Univax shall promptly prepare and file the applicable notices (if any) required to be filed by it under the HSR Act and comply promptly with any requests to it from the Federal Trade Commission or United States Department of Justice for additional information.

  (f) The parties hereto shall cooperate with each other and use their best efforts to (i) promptly prepare and file all necessary documentation to effect all required applications, notices, petitions and filings; (ii) obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including without limitation the Merger), other than any such permit, consent, approval or authorization of any third party the failure to obtain which would not have a Material Adverse Effect on NABI or Univax, as the case may be, for which reasonable efforts will be used to obtain the same at the request of the other party hereto; and (iii) comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. NABI and Univax shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Univax or NABI, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

  (g) Each party shall use its best efforts to take all action necessary for the Merger not to be subject to any state takeover statute or similar statute or regulation which is purported to apply to the Merger or the transactions contemplated by this Agreement.

  6.4 Access to Information. (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of NABI and Univax shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, each of NABI and Univax shall, and shall cause their respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (ii) all other information concerning its business, properties and personnel as such party may reasonably request.

  (b) Each of NABI and Univax shall hold all information furnished by the other party or any of such party's Subsidiaries or representatives pursuant to
Section 6.4(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated June 27, 1995 between NABI and Univax (the "Confidentiality Agreement").

  (c) No investigation by either of the parties or their respective representatives shall affect the representations and warranties of the other set forth herein.

  6.5 Stockholders' Approvals. Each of NABI and Univax shall call a meeting of its stockholders to be held as soon as practicable for the purpose of voting upon the requisite stockholder approvals required in connection with this Agreement and the Merger, and each shall use its best efforts to cause such meetings to occur on the same date. NABI and Univax shall cause the Joint Proxy Statement to be mailed to their respective stockholders as soon as practicable in accordance with applicable federal and state law. The Boards of Directors of NABI and Univax will recommend to the shareholders of their respective corporations that they vote to approve the Agreement and the Merger.

  6.6 Legal Conditions to Merger. Each of NABI and Univax shall, and shall cause its Subsidiaries to, use their best efforts to take, or cause to be taken, all actions necessary, proper or advisable (a) to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and (b) to consummate the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article VII hereof).

  6.7 Affiliates; Publication of Combined Financial Results. (a) Each of NABI and Univax shall use its best efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act and for purposes of qualifying the Merger for "pooling-of-interests" accounting treatment) of such party to deliver to the other party hereto, as soon as practicable after the date of this Agreement, and prior to the date of the stockholders meetings called by NABI and Univax to approve this Agreement, a written agreement, in the form of Exhibit 6.7(a) hereto, providing that such person will not sell, pledge, transfer or otherwise dispose of any shares of NABI Common Stock or Univax Capital Stock held by such "affiliate" and, in the case of the "affiliates" of Univax, the shares of NABI Common Stock to be received by such "affiliate" in the Merger: (1) in the case of shares of NABI Common Stock to be received by "affiliates" of Univax in the Merger, except in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder; and (2) during the period commencing 30 days prior to the Effective Time and ending at the time of the publication of financial results covering at least 30 days of combined operations of NABI and Univax.

  (b) NABI shall use all reasonable efforts to publish no later than ninety
(90) days after the end of the first month after the Effective Time in which there are at least thirty (30) days of post-Merger combined operations (which month may be the month in which the Effective Time occurs), combined sales and net income figures as contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135.

  6.8 Indemnification. (a) After the Effective Time, NABI shall indemnify and hold harmless and advance expenses to any person who was a director or officer of Univax, and the heirs, executors and administrators of any such person (individually, an "Indemnified Party," and collectively, the "Indemnified Parties"), to the fullest extent authorized or permitted by the By-laws of NABI in effect at the Effective Time, against any liability, cost or expense (including, without limitation, attorneys' fees) imposed upon or reasonably incurred by him by reason of the fact that he was a director or officer of Univax, or that he took or failed to take any action as a director or officer of Univax. Such obligations shall apply to any action, suit or proceeding whether commenced before or after the Effective Time. Any person entitled to indemnity under this Section 6.8 shall promptly give notice to NABI of the facts giving rise to such right to indemnity (provided that the failure to give such notice shall not affect the Indemnified Party's rights hereunder except to the extent that the failure to give such notice actually prejudices NABI's position), and NABI shall thereafter have the right to defend, settle or compromise such matter, including selection of counsel, subject to the consent of a majority of the Indemnified Parties seeking indemnification with respect to such matters, which consent shall not be unreasonably withheld; provided, however, that no settlement of any claim involving any Indemnified Party shall be entered into without the consent of such Indemnified Party (which consent shall not be unreasonably withheld), except that no such consent shall be required if such settlement imposes no liability on and provides a complete release of such Indemnified Party. In no event may the Indemnified Parties be entitled to the representation of more than one law firm to represent them in any matter unless there is, under applicable standards of professional conduct, a conflict requiring separate representation. Nothing contained herein shall prohibit any Indemnified Party, at its expense, from retaining separate counsel to participate in the matter. NABI shall not be liable for any settlement of any claim effected without its written consent.

  (b) NABI shall cause to be maintained in effect for a period of not less than six (6) years subsequent to the Effective Time the current policies of the directors' and officers' liability insurance maintained by NABI and shall cause coverage to be provided to the former directors and officers of Univax thereunder (provided that NABI may substitute therefor policies of at least the same coverage containing terms and conditions that are no less advantageous to the former directors and officers of Univax) with respect to matters occurring prior to the Effective Time; provided, however, that NABI shall not be required to pay an annual premium therefor in excess of two (2) times the last annual premium paid prior to the date of this Agreement.

  (c) Promptly after the Effective Time, NABI shall enter into indemnification agreements with directors and officers of Univax who become directors or officers of the Surviving Corporation, which agreements shall be substantially identical to those which NABI has entered into with its current directors and officers.

  (d) This Section 6.8 shall survive the Closing (as hereinafter defined), is intended to benefit Univax and each of the Indemnified Parties (each of whom shall be entitled to enforce this Section 6.8 against NABI), and shall be binding on all successors and assigns of the Surviving Corporation; provided, however, that this paragraph shall not create any rights in any person other than the Indemnified Parties and their heirs, executors and administrators, and no such other person shall become a third party beneficiary of this Agreement by virtue of serving as a member of the Board of Directors of the Surviving Corporation.

  6.9 Advice of Changes. NABI and Univax shall promptly advise the other party of any change or event having a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein.

  6.10 Public Announcements. NABI and Univax will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law (including any fiduciary duty of disclosure), court process or the rules and regulations of NASDAQ. The parties agree that the initial press release or releases to be issued with respect to the transactions contemplated by this Agreement shall be mutually agreed upon prior to the issuance thereof.

  6.11 NASDAQ Listing. NABI shall file an additional listing application with NASDAQ to list the shares of NABI Common Stock to be issued as a part of the Exchange Fund, and shall use its best efforts to cause such application to be approved prior to the Effective Time.

  6.12 Treatment as Tax-Free Reorganization. Each party shall use its best efforts to comply with the representations, warranties and covenants made by such party in connection with the issuance of the tax opinions referred to in
Section 7.1(e) regarding the intended status of the Merger as a tax-free reorganization under Section 368(a) of the Code.

  6.13 Employees and Employee Benefits. (a) The Surviving Corporation will honor and perform all obligations of Univax under all agreements set forth on
Section 6.13 of the Univax Disclosure Schedule. From and after the Effective Time, the Surviving Corporation shall grant all employees of Univax or its Subsidiary who become employees of the Surviving Corporation or a Subsidiary of the Surviving Corporation credit for all service with Univax or its Subsidiary prior to the Effective Time for all purposes as if such service was service with NABI. The Surviving Corporation shall waive any pre-existing condition exclusion and actively-at-work requirements under any medical or dental benefit plan; provided, however, that no such waiver shall apply to a pre-existing condition of any employee of Univax or its Subsidiary who was, as of the Effective Time, excluded from participation in such a plan by virtue of such pre-existing condition. The Surviving Corporation shall provide that any covered expenses incurred on or before the Effective Time by an employee of Univax or its Subsidiary or such an employee's covered dependent shall be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Effective Time to the same extent as such expenses are taken into account for the benefit of employees of NABI.

  (b) At the request of NABI, Univax shall terminate its Employee Stock Purchase Plan and any such termination shall be effective at or before the Effective Time.

                                  ARTICLE VII

                             CONDITIONS PRECEDENT

  7.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

  (a) Stockholder Approval. This Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the holders of Univax Capital Stock and NABI Common Stock.

  (b) HSR Act. All applicable waiting periods under the HSR Act shall have expired or early termination shall have been granted by both the Federal Trade Commission and the United States Department of Justice.

  (c) NationsBank Consent. NABI shall have obtained the consent of NationsBank of Florida, National Association ("NationsBank") under the Third Amended and Restated Revolving Credit, Term Loan and Reimbursement Agreement dated December 1, 1994 between NABI and NationsBank, as amended, and any related agreements and instruments (collectively the "Credit Facility"), and such consent and any amendment to the Credit Facility required in connection with such consent (i) shall not directly prohibit the research and development expenditures currently planned for the Surviving Corporation with respect to WinRho SD (TM), StaphVAX (TM), StaphGAM (TM), HyperGAM+CF, H-BIG (R), H-
CIG (R), HIV-IG (R) and a CMV IGIV product and (ii) shall be otherwise satisfactory to NABI in its sole judgment.

  (d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC. All necessary state securities or "Blue Sky" authorizations shall have been received.

  (e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger or any of the transactions contemplated by this Agreement.

  (f) Federal Tax Opinion. NABI shall have received an opinion of Nutter, McClennen & Fish, counsel to NABI, and Univax shall have received an opinion of Venture Law Group, counsel to Univax, in form and substance reasonably satisfactory to NABI and Univax, respectively, dated as of the Effective Time, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that NABI and Univax will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of NABI, Univax and others.

  (g) Pooling of Interests. NABI and Univax shall each have received a letter from Price Waterhouse LLP, addressed to each of them and dated not earlier than five (5) days prior to the Closing Date, to the effect that the Merger will qualify for "pooling of interests" accounting treatment.

  7.2 Conditions to Obligations of NABI. The obligations of NABI to effect the Merger is also subject to the satisfaction or waiver by NABI at or prior to the Effective Time of the following conditions:

  (a) Representations and Warranties. The representations and warranties of Univax set forth in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date); provided, however, that notwithstanding anything herein to the contrary, this Section 7.2(a) shall be deemed to have been satisfied even if such representations and warranties are not true and correct as of the Closing Date or as of such other date, as the case may be, unless the failure to be so true and correct would, individually or in the aggregate, have a Material Adverse Effect on Univax. NABI shall have received a certificate signed on behalf of Univax by the Chief Executive Officer and the Chief Financial Officer of Univax to the foregoing effect.

  (b) Performance of Obligations of Univax. Univax shall have performed all obligations required to be performed by it under this Agreement at or prior to the Closing Date; provided, however, that notwithstanding anything herein to the contrary, this Section 7.2(b) shall be deemed to have been satisfied even where Univax has not so performed such obligations unless the failure to so perform would, individually or in the aggregate, have a Material Adverse Effect on Univax. NABI shall have received a certificate signed on behalf of Univax by the Chief Executive Officer and the Chief Financial Officer of Univax to such effect.

  (c) Fairness Opinion. NABI shall have received the written opinion of Raymond James & Associates, Inc. or a written confirmation of the continued effectiveness of an opinion previously delivered, dated as of the date of the Joint Proxy Statement, to the effect that, as of such date, the Common Exchange Ratio and the Preferred Exchange Ratio are fair, from a financial point of view, to the holders of NABI Common Stock.

  7.3 Conditions to Obligations of Univax. The obligation of Univax to effect the Merger is also subject to the satisfaction or waiver by Univax at or prior to the Effective Time of the following conditions:

  (a) Representations and Warranties. The representations and warranties of NABI set forth in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date); provided, however, that notwithstanding anything herein to the contrary, this Section 7.3(a) shall be deemed to have been satisfied even if such representations and warranties are not true and correct as of the Closing Date or as of such other date, as the case may be, unless the failure to be so true and correct would, individually or in the aggregate, have a Material Adverse Effect on NABI. Univax shall have received a certificate signed on behalf of NABI by the Chief Executive Officer and the Chief Financial Officer of NABI to the foregoing effect.

  (b) Performance of Obligations of NABI. NABI shall have performed all obligations required to performed by it under this Agreement at or prior to the Closing Date; provided, however, that notwithstanding anything herein to the contrary, this Section 7.3(b) shall be deemed to have been satisfied even where NABI has not so performed such obligations unless the failure to so perform would, individually or in the aggregate, have a Material Adverse Effect on NABI. Univax shall have received a certificate signed on behalf of NABI by the Chief Executive Officer and the Chief Financial Officer of NABI to such effect.

  (c) Fairness Opinion. Univax shall have received the written opinion of Robertson, Stephens & Company or a written confirmation of the continued effectiveness of an opinion previously delivered, dated as of the date of the Joint Proxy Statement, to the effect that, as of such date, the consideration to be received in the Merger by holders of Univax Capital Stock is fair, from a financial point of view, to such holders.

                                 ARTICLE VIII

                           TERMINATION AND AMENDMENT

  8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of NABI and Univax:

  (a) by mutual consent of the Boards of Directors of NABI and Univax;

  (b) by either party if the Merger shall not have been consummated on or before January 31, 1996, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

  (c) by Univax if there has been a misrepresentation or breach on the part of NABI in the representations, warranties, covenants or obligations of NABI set forth herein and such misrepresentation or breach has resulted or would result in a Material Adverse Effect on NABI, provided that in the case of a breach of any such covenant or obligation, such breach has not been cured within ten
(10) business days after Univax has notified NABI of such breach;

  (d) by NABI if there has been a misrepresentation or breach on the part of Univax in the representations, warranties, covenants and obligations of Univax set forth herein and such misrepresentation or breach has resulted or would result in a Material Adverse Effect on Univax, provided that in the case of a breach of any such covenant or obligation, such breach has not been cured within ten (10) business days after NABI has notified Univax of such breach;

  (e) by Univax if prior to the consummation of the Merger, (i) Univax receives a bona fide written Univax Transaction Proposal from a third party,
(ii) the Board of Directors of Univax determines in good faith pursuant to
Section 6.1 that such Univax Transaction Proposal is a Superior Univax Proposal and (iii) Univax has provided NABI with at least five (5) business days' written notice of such Univax Transaction Proposal, including a copy thereof, and of the determination of its Board of Directors referred to in clause (ii) above; provided, however, that a condition to the effectiveness of the termination of this Agreement and the abandonment of the Merger pursuant to this subsection (e) is the payment to NABI in same day funds of the sum of Five Million Dollars ($5,000,000) (the "Termination Fee");

  (f) by NABI if prior to the consummation of the Merger, (i) NABI receives a bona fide written NABI Transaction Proposal from a third party, (ii) the Board of Directors of NABI determines in good faith pursuant to Section 6.2 that such NABI Transaction Proposal is a Superior NABI Proposal and (iii) NABI has provided Univax with at least five (5) business days' written notice of such NABI Transaction Proposal, including a copy thereof, and of the determination of its Board of Directors referred to in clause (ii) above; provided, however, that a condition to the effectiveness of the termination of this Agreement and the abandonment of the Merger pursuant to this subsection (f) is the payment to Univax in same day funds of the Termination Fee;

  (g) by either party if any court shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable;

  (h) by Univax, if the approval of its stockholders shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at a duty held meeting of stockholders or any adjournment thereof; or

  (i) by NABI, if the approval of its stockholders shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at a duly held meeting of stockholders or any adjournment thereof.

  The power of termination provided for by this Section 8.1 may be exercised for NABI or Univax only by their respective Boards of Directors and will be effective only after written notice thereof, signed on behalf of the party for which it is given by its Chairman of the Board, President or other duly authorized officer, shall have been given to the other. If this Agreement is terminated in accordance with this Section 8.1, the Merger shall be abandoned without further action by NABI or Univax.

  8.2 Effect of Termination. (a) In the event of termination of this Agreement by either NABI or Univax as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of NABI, Univax, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except (i) Sections 6.4(b), 8.2, 9.2 and 9.3, shall survive any termination of this Agreement, and
(ii) notwithstanding anything to the contrary contained in this Agreement, neither NABI nor Univax shall be relieved of or released from any liabilities or damages arising out of its breach of any provision of this Agreement.

  (b) If this Agreement shall be terminated pursuant to Section 8.1(e) or 8.1(f), the terminating party shall pay to the other, in addition to the Termination Fee, the other party's Expenses within five (5) business days after receipt of a written request therefor, in same day funds. "Expenses" shall mean documented out-of-pocket fees and expenses incurred or paid by or on behalf of a party in connection with the Merger or any of the transactions contemplated by this Agreement, including, without limitation, all printing costs, all reasonable fees and expenses of counsel, commercial banks, investment banking firms, accountants, experts and consultants, and all filing fees with any Governmental Entities.

  (c) Univax shall pay, or cause to be paid, in same day funds to NABI the Termination Fee and NABI's Expenses upon demand if prior to termination of this Agreement (other than by Univax pursuant to Section 8.1(c)) a Univax Transaction Proposal shall have been made and within nine (9) months of such termination (i) such Univax Transaction Proposal or any other transaction constituting a Univax Transaction Proposal (a "Univax Alternative Transaction") is consummated involving Univax and the party (or an affiliate of such party) which made the Univax Transaction Proposal prior to the termination of this Agreement or (ii) Univax enters into an agreement with respect to, approves or recommends or takes any action to facilitate any such Univax Transaction Proposal or Univax Alternative Transaction.

  (d) NABI shall pay, or cause to be paid, in same day funds to Univax the Termination Fee and Univax's Expenses upon demand if prior to termination of this Agreement (other than by NABI pursuant to Section 8.1(d)) an NABI Transaction Proposal shall have been made and within nine (9) months of such termination (i) such NABI Transaction Proposal or any other transaction (an "NABI Alternative Transaction") constituting an NABI Transaction Proposal is consummated involving NABI and the party (or an affiliate of such party) which made the NABI Transaction Proposal prior to the termination of this Agreement or (ii) NABI enters into an agreement with respect to, approves or recommends or takes any action to facilitate any such NABI Transaction Proposal or NABI Alternative Transaction.

  8.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of either party; provided, however, that after any approval of the transactions contemplated by this Agreement by a party's stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which is not in compliance with Section 251(d) of the DGCL. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  8.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, subject to Section 8.3, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and
(c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                  ARTICLE IX

                              GENERAL PROVISIONS

  9.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") will take place at 11:00 a.m. at the offices of Nutter, McClennen & Fish, One International Place, Boston, Massachusetts, on a date to be specified by the parties, which shall be no later than two business days after the satisfaction or waiver (subject to applicable laws) of the latest to occur of the conditions set forth in

Article VII hereof, unless another date, time or place is agreed to in writing by the parties. The date on which the Closing shall occur in accordance with the preceding sentence is referred to in this Agreement as the "Closing Date." The Effective Time shall occur on the Closing Date.

  9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

  9.3 Expenses. Subject to the provisions of Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, provided, however, that subject to the provisions of Section 8.2, the costs and expenses of printing and mailing the Joint Proxy Statement, and all filing and other fees paid to the SEC and the Federal Trade Commission in connection with the Merger, shall be borne equally by NABI and Univax.

  9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

  (a)  if to NABI, to:

       North American Biologicals, Inc.
       5800 Park of Commerce Boulevard, N.W.
       Boca Raton, FL 33487
       Attn: David J. Gury

  with a copy to:

       Nutter, McClennen & Fish
       One International Place
       Boston, MA 02110-2699
       Attn: Constantine Alexander, Esq.

  (b)  if to Univax, to:

       Univax Biologics, Inc.
       12280 Wilkins Avenue
       Rockville, MD 20852
       Attn: Thomas P. Stagnaro

  with a copy to:

       Venture Law Group
       2800 Sand Hill Road
       Menlo Park, CA 94025
       Attn: Joshua W. R. Pickus, Esq.

  9.5 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." No provision of this Agreement shall be construed to require NABI, Univax or any of their respective Subsidiaries or affiliates to take any action which would violate any applicable law, rule or regulation.

  9.6 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

  9.7 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement.

  9.8 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable principles concerning conflicts of law.

  9.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction, shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

  9.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7(b) and Section 6.8 hereof, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

  In Witness Whereof, NABI and Univax have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

                                          North American Biologicals, Inc.


                                          By          /s/ David J. Gury
                                             ---------------------------------
                                                 Its Chairman of the Board

                                          Univax Biologics, Inc.


                                          By       /s/ Thomas P. Stagnaro
                                             ----------------------------------
                                                       Its President

                                                                     APPENDIX B

August 26, 1995

STRICTLY CONFIDENTIAL

The Board of Directors
North American Biologicals, Inc.
P.O. Box 310701
Boca Raton, FL 33431-0701

Gentlemen:

  You have requested our opinion as to the fairness, from a financial point of view, to North American Biologicals, Inc. ("NABI" or the "Company") of the consideration to be paid to the shareholders of Univax Biologics, Inc. ("UNIVAX") in connection with the proposed merger (the "Merger") of the Company with UNIVAX pursuant and subject to the Merger Agreement (the "Merger Agreement") between NABI and UNIVAX.

  The Merger will be accomplished through the exchange of shares of NABI Common Stock, which is determined as follows: (a) each share of UNIVAX Common Stock will be exchanged for 0.79 shares of NABI Common Stock (the "Exchange Ratio"); (b) each share of UNIVAX Preferred Stock will be converted into the right to receive such number of shares of NABI Common Stock as is determined by dividing $9.95 by the closing price of NABI Common Stock on the NASDAQ National Market at the effective time of the merger (the "Preferred Exchange Ratio"); and (c) each outstanding option to purchase UNIVAX Common Stock, except for the outstanding options under the 1995 Director's Stock Option Plan, will be converted into the right to acquire shares of NABI Common Stock, with the number and exercise price adjusted based on the applicable exchange ratio for the underlying UNIVAX Common Stock and with no additional benefits or additional vesting rights accruing to the holders of such options. For purposes of this opinion, we have assumed that (i) the Merger will qualify as a tax-free reorganization under the United States Internal Revenue Code of 1986, as amended; (ii) the Merger will be accounted for as a pooling of interests; (iii) no adjustment will be made to the Exchange Ratio or Preferred Exchange Ratio; and (iv) all material liabilities (contingent or otherwise, known or unknown) of NABI and UNIVAX required under GAAP to be set forth have been set forth in the consolidated financial statements of NABI and UNIVAX.

  In connection with our review of the Merger and the preparation of our opinion herein, we have examined (i) the Exchange Ratio and the Preferred Exchange Ratio of the Merger as described above; (ii) the publicly available financial statements of NABI and UNIVAX for recent years and interim periods to date; (iii) certain financial and operating data made available to us from the internal records of NABI and UNIVAX; (iv) certain internal financial forecasts prepared by the respective managements of NABI and UNIVAX; and (v) certain other publicly available information on NABI and UNIVAX. We have also held discussions with members of the senior management of NABI and UNIVAX and have considered other matters which we have deemed relevant to our inquiry, including information relating to certain strategic implications and operating benefits anticipated from the Merger.

  We have been advised by the managements of NABI and UNIVAX to rely upon the accuracy and completeness of all such information and have not attempted to verify independently any of such information, nor have we made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of either company. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of NABI's and UNIVAX's respective managements, and we have relied upon each company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review.

  Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of August 26, 1995, and any change in such circumstances and conditions would require a re-evaluation of this opinion. We express no opinion as to the underlying business decision of NABI to effect the Merger, the availability or advisability of any alternatives to the Merger or as to the price at which NABI Common Stock will trade subsequent to the effective time of the Merger.

  In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of NABI and UNIVAX and certain other publicly held companies in businesses we believe to be comparable to NABI and UNIVAX; (ii) the current financial position and results of operations of NABI and UNIVAX and forecasted results of such companies, respectively; (iii) the historical market prices and trading activity of the common stock of NABI and UNIVAX; (iv) the potential pro forma financial effects of the Merger; (v) information concerning selected completed business combinations that we deemed comparable; and (vi) the general condition of the securities markets.

  Raymond James & Associates, Inc. is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. For our services, including the rendering of this opinion, the Company has paid us a retainer fee and will pay us a further fee upon the issuance of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of the rendering of this opinion.

  In the ordinary course of our business, we actively trade in the equity security of NABI for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such security. Raymond James has acted in various investment banking capacities for NABI, including as a managing underwriter in NABI's most recent secondary public offering. Raymond James also currently publishes investment research on NABI.

  It is understood that this letter is for the information of the Board of Directors of the Company only in evaluating the proposed Merger and is not intended to confer rights upon UNIVAX or the shareholders of UNIVAX or the Company. This letter is not to be quoted or referred to, in whole or in part, without our written consent; provided, however, that we hereby consent to the inclusion of this opinion in the Company's Proxy Statement used in connection with the Merger, so long as the opinion is quoted in full in such Proxy Statement.

  Based upon and subject to the foregoing, it is our opinion that, as of August 26, 1995, the consideration to be paid to the shareholders of UNIVAX pursuant to the Merger Agreement is fair, from a financial point of view, to the Company.

                                          Very truly yours,

                                          /s/ Raymond James & Associates, Inc.

                                          Raymond James & Associates, Inc.

                                                                     APPENDIX C


August 27, 1995

PRIVILEGED AND CONFIDENTIAL

Board of Directors
Univax Biologics Incorporated
12280 Wilkins Avenue
Rockville, MD 20852

Members of the Board:

  You have asked our opinion with respect to the fairness to the Common Stockholders of Univax Biologics Incorporated ("Univax"), from a financial point of view and as of the date hereof, of the consideration to be received by such stockholders, in the proposed merger of Univax with and into North American Biologicals, Inc. ("NABI"), pursuant to the Agreement and Plan of Merger, dated as of August 27, 1995 (the "Agreement").

  Under the terms of the Agreement, Univax will merge with and into NABI, and thereafter NABI will be the surviving corporation in accordance with the Agreement (the "Merger"). In the Merger, each outstanding share of the Common Stock of Univax will be converted into the right to receive 0.79 shares of the Common Stock of NABI (the "Exchange Ratio"). Outstanding options to acquire shares of Univax (other than options issued pursuant to the Directors' Plan) will be converted into substantially equivalent options to acquire shares of NABI, adjusted by the Exchange Ratio. The Merger is intended to qualify as a tax-free reorganization and to be accounted for as a "pooling of interests." The terms and conditions of the Merger are set out more fully in the Agreement.

  For purposes of this opinion we have: (i) reviewed financial information on Univax and NABI furnished to us by both companies, including certain internal financial analyses and forecasts prepared by Univax's and NABI's management;
(ii) reviewed publicly available information; (iii) held discussions with the management of Univax and NABI concerning the businesses, past and current business operations, certain regulatory effects on each business, the status and likelihood of respective product development efforts, financial condition and future prospects of both companies, independently and combined, including discussions with both the management of Univax and NABI concerning potential cost savings and synergies that could result from this merger; (iv) reviewed the Agreement; (v) reviewed the stock price and trading histories of both companies; (vi) reviewed the exchange ratio implied by historical stock prices of the two companies; (vii) reviewed the contribution by each company to pro forma combined revenue, gross income, research and development expenditures, operating income, pretax income and net income; (viii) reviewed the valuations of publicly traded companies which we deemed comparable to Univax and NABI;
(ix) compared the financial terms of the Merger with other transactions which we deemed relevant; (x) prepared discounted cash flow analyses of both companies; (xi) analyzed the pro forma earnings per share of the combined company; and (xii) made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

  In connection with our opinion, we have not however independently verified any of the foregoing information and have relied on all such information being complete and accurate in all material respects. Furthermore, we did not obtain any independent appraisal of the properties or assets and liabilities of Univax or NABI or of any of their subsidiaries. With respect to the financial and operating forecasts (and the assumptions and bases therefor) of Univax and NABI which we have reviewed, we have assumed that such forecasts have been reasonably prepared and reflect the best available estimates and judgments of such respective management and that such projections and forecasts will be realized in the amounts and in the time periods currently estimated by the management of Univax and NABI. In addition, we have relied upon estimates and judgments of Univax and NABI management as to the future financial performance of both companies, including the cost savings and synergies likely to result from the Merger. We also have assumed, that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles. While we believe that our review, as described within, is an adequate basis for the opinion that we express, this opinion is necessarily based upon market, economic, and other conditions that exist and can be evaluated as of the date of this letter, and on information available to us as of the date hereof.

  Robertson, Stephens & Company maintains a market in shares of the Common Stock of Univax. Furthermore, Robertson, Stephens & Company has acted as financial advisor to Univax in connection with the Merger for which fees are due and payable contingent upon the closing of the Merger.

  It is understood that this letter is for the information of the Board of Directors of Univax and may not be used for any other purpose without prior written consent. Based upon and subject to the foregoing considerations, it is our opinion, as investment bankers, that, as of the date hereof, the consideration to be received by the Common Stockholders of Univax in the Merger is fair from a financial point of view.

                                          Very truly yours,

                                          Robertson, Stephens & Company, L.P.

                                          By: Robertson, Stephens & Company,
                                           Inc.

                                                 /s/ Michael G. McCaffry
                                          -------------------------------------
                                                  Authorized Signatory

                                                                     APPENDIX D
                                                                     ----------

                       NORTH AMERICAN BIOLOGICALS, INC.

                                  1990 EQUITY
                                INCENTIVE PLAN

SECTION 1. PURPOSE

  The purpose of the 1990 Equity Incentive Plan (the "Plan") of North American Biologicals, Inc. (the "Company") is to enable the Company and its subsidiaries to attract, retain and motivate their employees and consultants and to enable these employees and consultants to participate in the long-term growth of the Company by providing for or increasing the proprietary interests of such persons in the Company, thereby assisting the Company to achieve its long-range performance goals.

SECTION 2. DEFINITIONS

  As used in the Plan:

    "Act" means the Securities Exchange Act of 1934, as amended.

    "Award" means any Option, Stock Appreciation Right, Performance Share, Restricted Stock or Stock Unit awarded under the Plan.

    "Board" means the Board of Directors of the Company.

    "Committee" means a committee of not fewer than three members of the Board appointed by the Board to administer the Plan, each of whom is a "disinterested person" within the meaning of Rule 16b-3 under the Act, or any successor provision.

    "Code" means the Internal Revenue Code of 1986, as amended from time to time.

    "Common Stock" or "Stock" means the Common Stock, $0.10par value, of the Company.

    "Fair Market Value" means, with respect to Common Stock or any other property, the fair market value of such property as determined by the Committee in good faith or in the manner established by the Committee from time to time.

    "Incentive Stock Option" means an option to purchase shares of Common Stock awarded to a Participant under the Plan which is intended to meet the requirements of Section 422 of the Code or any successor provision.

    "Nonconforming Awards" shall mean any Award permitted under the provisos set forth in Sections 6(b) and 9(b).

    "Nonstatutory Stock Option" means an option to purchase shares of Common Stock awarded to a Participant under the Plan which is not intended to be an Incentive Stock Option.

    "Option" means an Incentive Stock Option or a Nonstatutory Stock Option.

    "Participant" means a person selected by the Committee to receive an Award under the Plan.

    "Performance Cycle" or "Cycle" means the period of time selected by the Committee during which performance is measured for the purpose of determining the extent to which an award of Performance Shares has been earned.

    "Performance Shares" means shares of Common Stock awarded to a Participant under Section 8.

    "Restricted Period" means the period of time selected by the Committee during which an award of Restricted Stock may be forfeited to the Company.

    "Restricted Stock" means shares of Common Stock awarded to a Participant under Section 9 which are subject to forfeiture.

    "Stock Appreciation Right" or "SAR" means a right awarded to a Participant under Section 7.

    "Stock Unit" means a share of Common Stock or a unit is valued in whole or in part by reference to, or otherwise based on, the value of a share of Common Stock, awarded to a Participant under Section 10.

SECTION 3. ADMINISTRATION

  The Plan shall be administered by the Committee. The Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the operating of the Plan as it shall from time to time consider advisable, to interpret the provisions of the Plan and any Award, and to decide all disputes arising in connection with the Plan. The Committee's decisions and interpretations shall be final and binding.

SECTION 4. ELIGIBILITY

  All employees and consultants of the Company or any of its subsidiaries, including any director who is an employee or consultant of the Company, shall be eligible to be Participants in the Plan.

SECTION 5. STOCK AVAILABLE FOR AWARDS

  (a) Awards may be made under the Plan for up to 4,245,000 shares of Common Stock. If any Award in respect of shares of Common Stock expires or is terminated before exercise or is forfeited for any reason or settled in a manner that results in fewer shares of Common Stock outstanding than were initially awarded, including without limitation the surrender of shares of Common Stock in payment for the Award or any tax obligation thereon, the shares of Common Stock subject to such Award or so surrendered, as the case may be, to the extent of such expiration, termination, forfeiture or decrease, shall again be available for award under the Plan. Shares of Common Stock issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

  (b) In the event that the Committee determines in its sole discretion that any stock dividend, extraordinary cash dividend, creation of a class of equity securities, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, exchange of shares, warrants or rights offering to purchase Common Stock at a price substantially below fair market value, or other similar transaction affects the Common Stock such that an adjustment is required in order to preserve the benefits or potential benefits intended to be made available under the Plan, the Committee shall have the right to be adjusted equitably any or all of (i) the number and kind of shares of stock or securities in respect of which Awards may be made under the Plan, (ii) the number and kind of shares subject to outstanding Awards, and (iii) the award, exercise or conversion price with respect to any of the foregoing, and if considered appropriate, the Committee may make provision for a cash payment with respect to an outstanding Award, provided that the number of shares subject to any Award shall always be a whole number.

  (c) The Company may make Awards under the Plan in substitution for stock and stock-based awards held by employees of another corporation who concurrently become employees of the Company or a subsidiary of the Company as the result of a merger or consolidation of the employing corporation with the Company or a subsidiary of the Company or the acquisition by the Company or a subsidiary of the Company of property or stock of the employing corporation. The Committee may direct that the substitute awards be granted on such terms and conditions as the Committee considers appropriate in the circumstances. The shares which may be delivered under such substitute Awards shall be in addition to the maximum number of shares provided for in section (a) above only to the extent that the substitute Awards are both (i) granted to persons whose relationship to the Company does not make (and is not expected to make) them subject to Section 16(b) of the Act and (ii) are granted in substitution for awards issued under a plan approved, to the extent then required under Rule 16b-3 (or any successor rule) under the Act, by the stockholders of the entity which issued such predecessor awards.

SECTION 6. OPTIONS

  (a) Subject to the provisions of the Plan, the Committee may award Incentive Stock Options and Nonstatutory Stock Options and determine the number of shares to be covered by each Option, the option price therefor, the term of the Option, and the other conditions and limitations applicable to the exercise of the Option. The terms and conditions of Incentive Stock Options shall be subject to and comply with Section 422 of the Code, or any successor provision, and any regulations thereunder. Anything in the Plan to the contrary notwithstanding, no term of the Plan relating to Incentive Stock Options shall be interpreted, amended or altered, nor shall any discretion or authority granted to the Committee under the Plan be so exercised, so as to disqualify the Plan or, without the consent of the optionee, any Incentive Stock Option granted under the Plan, under Section 422 of the Code.

  (b) The option price per share of Common Stock purchasable under an Option shall not be less than 100% of the Fair Market Value of the Common Stock on the date of award with respect to Incentive Stock Options and not less than 85% of the Fair Market Value of the Common Stock on the date of award with respect to Nonstatutory Stock Options; provided, however, that with respect to Nonstatutory Stock Options, the option price per share of Common Stock purchasable under such Options may be less than 85% (but never less than 50%) of the Fair Market Value of the Common Stock on the date of award of the Nonstatutory Stock Option so long as any such Non-Conforming Awards, together with all other Non-Conforming Awards outstanding at the time, do not cover shares of Common Stock aggregating more than five percent of the shares of Common Stock reserved for issuance under the Plan at the time. If the Participant owns or is deemed to own (by reason of the attribution rules applicable under Section 425(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or any subsidiary or parent corporation of the Company and an Incentive Stock Option is granted to such Participant, the option price shall be not less than 110% of Fair Market Value of the Common Stock on the date of award.

  (c) No Incentive Stock Option shall be exercisable more than ten years after the date the option is awarded and no Non-Qualified Stock Option shall be exercisable more than ten years and one day after the date the option is awarded. If a Participant owns or is deemed to own (by reason of the attribution rules of Section 425(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary or parent corporation of the Company and an Incentive Stock Option is awarded to such Participant, the term of such option shall be no more than five years from the date of award.

  (d) No shares shall be delivered pursuant to any exercise of an Option until payment in full of the option price therefor is received by the Company. Such payment may be made in whole or in part in cash or by certified or bank check or, to the extent permitted by the Committee at or after the award of the Option, by delivery of a note or shares of Common Stock owned by the optionee, including Restricted Stock, valued at their Fair Market Value on the date of delivery, or such other lawful consideration as the Committee may determine.

  (e) No Option shall be transferable by the Participant otherwise than by will or by the laws of descent and distribution, and all Options shall be exercisable, during the Participant's lifetime, only by the Participant.

  (f) The Committee may at any time accelerate the exercisability of all or any portion of any Option.

  (g) Once awarded, the option price per share of Common Stock purchasable under an Option shall not be reduced without the approval of the stockholders of the Company except that such option price may be reduced (i) pursuant to
Section 5(b) of the Plan and (ii) for Options covering shares of Common Stock aggregating at the time no more than five percent of the shares of Common Stock reserved for issuance under the Plan at the time.

SECTION 7. STOCK APPRECIATION RIGHTS

  (a) A Stock Appreciation Right is an Award entitling the Participant to receive an amount in cash or shares of Common Stock or a combination thereof having a value equal to (or if the Committee shall so determine at time of grant, less than) the excess of the Fair Market Value of a share of Common Stock on the date of exercise over the Fair Market Value of a share of Common Stock on the date of grant (or over the option exercise price, if the Stock Appreciation Right was granted in tandem with a Stock Option) multiplied by the number of shares with respect to which the Stock Appreciation Right shall have been exercised.

  (b) Subject to the provisions of the Plan, the Committee may award SARs in tandem with an Option (at or after the award of the Option), or alone and unrelated to an Option, and determine the terms and conditions applicable thereto, including the form of payment. SARs granted in tandem with an Option shall terminate to the extent that the related Option is exercised, and the related Option shall terminate to the extent that the tandem SARs are exercised.

  (c) An SAR related to an Option which can be exercised only during limited periods following a change in control of the Company may entitle the Participant to receive an amount based upon the highest price paid or offered for Common Stock in any transaction relating to the change in control or paid during the thirty-day period immediately preceding the occurrence of the change in control in any transaction reported in the stock market in which the Common Stock is normally traded.

  (d) Notwithstanding that an Option at the time of exercise shall not be accompanied by a related Stock Appreciation Right, if the market price of the shares subject to such Option exceeds the exercise price of such Option at the time of its exercise, the Committee may, in its discretion, cancel such Option, in which event the Company shall pay to the person exercising such Option an amount equal to the difference between the Fair Market Value of the Common Stock to have been purchased pursuant to such exercise of such Option (determined on the date the Option is canceled) and the aggregate consideration to have been paid by such person upon such exercise. Such payment shall be by check, bank draft or in Common Stock having a Fair Market Value (determined on the date the payment is to be made) equal to the amount of such payments or any combination thereof, as determined by the Committee. The Committee may exercise its discretion under the first sentence of this paragraph (d) only in the event of a written request of the person exercising the option, which request shall not be binding on the Committee.

SECTION 8. PERFORMANCE SHARES

  (a) A Performance Share is an Award entitling the Participant to acquire shares of Common Stock upon the attainment of specified performance goals. Subject to the provisions of the Plan, the Committee may award Performance Shares and determine the performance goals applicable to each such Award, the number of such shares for each Performance Cycle, the duration of each Performance Cycle and all other limitations and conditions applicable to the awarded Performance Shares. There may be more than one Performance Cycle in existence at any one time, and the duration of Performance Cycles may differ from each other. The payment value of each Performance Share shall be equal to the Fair Market Value of one share of Common Stock on the date the Performance Share is earned or, in the discretion of the Committee, on the date the Committee determines that the Performance Share has been earned.

  (b) During any Performance Cycle, the Committee may adjust the performance goals for such Performance Cycle as it deems equitable in recognition of unusual or non-recurring events affecting the Company, changes in applicable tax laws or accounting principles, or such other factors as the Committee may determine.

  (c) As soon as practicable after the end of a Performance Cycle, the Committee shall determine the number of Performance Shares which have been earned on the basis of performance in relation to the established performance goals. The payment values of earned Performance Shares shall be distributed to the Participant as soon as practicable thereafter. The Committee shall determine, at or after the time of award, whether payment values will be settled in whole or in part in cash or other property, including Common Stock or Awards.

SECTION 9. RESTRICTED STOCK

  (a) A Restricted Stock Award is an Award entitling the Participant to acquire shares of Common Stock for a purchase price (which may be zero) equal to or less than their par value, subject to such conditions, including a Company right during a specified period or periods to repurchase such shares at their original purchase price (or to require forfeiture of such shares if the purchase price was zero) upon the Participant's termination of employment.

  (b) Subject to the provisions of the Plan, the Committee may award shares of Restricted Stock and determine the purchase price (if any) therefor, the duration of the Restricted Period during which, and the conditions under which, the shares may be forfeited to or repurchased by the Company and the other terms and conditions of such Awards. Shares of Restricted Stock may be issued for no cash consideration or such minimum consideration as may be required by applicable law. Restricted Stock Awards shall not permit the right of the Company to repurchase shares of Restricted Stock or the requirement that such shares be forfeited to the Company to lapse in less than three years; provided, however, that such lapsing shall be permitted so long as any such Non-Conforming Awards, together with all other Non-Conforming Awards outstanding at the time, do not cover shares of Common Stock aggregating more than five percent of the shares of Common Stock reserved for issuance under the Plan at the time.

  (c) Shares of Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered, except as permitted by the Committee, during the Restricted Period. Shares of Restricted Stock shall be evidenced in such manner as the Committee may determine. Any certificates issued in respect of shares of Restricted Stock shall be registered in the name of the Participant and unless otherwise determined by the Committee, deposited by the Participant, together with a stock power endorsed in blank, with the Company. At the expiration of the Restricted Period, the Company shall deliver such certificates to the Participant.

  (d) A Participant shall have all the rights of a shareholder with respect to the Restricted Stock including voting and dividend rights, subject to nontransferability restrictions and Company repurchase or forfeiture rights described in this Section and subject to any other conditions contained in the Award.

SECTION 10. STOCK UNITS

  (a) Subject to the provisions of the Plan, the Committee may award Stock Units subject to such terms, restrictions, conditions, performance criteria, vesting requirements and payment rules as the Committee shall determine.

  (b) Shares of Common Stock awarded in connection with a Stock Unit shall be issued for no cash consideration or such minimum consideration as may be required by applicable law.

SECTION 11. GENERAL PROVISIONS APPLICABLE TO AWARDS

  (a) Notwithstanding any other provision of the Plan, to the extent required to qualify for the exemption provided by Rule 16b-3 under the Act, and any successor provision, (i) any Common Stock or other equity security offered under the Plan to a Person subject to Section 16 of the Act may not be sold for at least six months after acquisition and (ii) any Option, SAR or other similar right related to an equity security, issued under the Plan to such a person shall not be transferable other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined in the Code or Title I of the Employee Retirement Income Security Act, or the rules thereunder, shall not be exercisable for at least six months, and shall be exercisable during the Participant's lifetime only by the Participant or the Participant's guardian or legal representative.

  (b) Each Award under the Plan shall be evidenced by a writing delivered to the Participant specifying the terms and conditions thereof and containing such other terms and conditions not inconsistent with the provisions of the Plan as the Committee considers necessary or advisable to achieve the purposes of the Plan or comply with applicable tax regulatory laws and accounting principles.

  (c) Each Award may be made alone, in addition to or in relation to any other award. The terms of each Award need not be identical, and the Committee need not treat Participants uniformly. Except as otherwise provided by the Plan or a particular Award, any determination with respect to an Award may be made by the Committee at the time of award or at any time thereafter.

  (d) The Committee shall determine whether Awards are settled in whole or in part in cash, Common Stock, other securities of the Company, Awards or other property. The Committee may permit a Participant to defer all or any portion of a payment under the Plan, including the crediting of interest on deferred amounts denominated in cash and dividend equivalents on amounts denominated in Common Stock.

  (e) In the discretion of the Committee, any Award under the Plan may provide the Participant with (i) dividends or dividend equivalents payable currently or deferred with or without interest, and (ii) cash payments in lieu of or in addition to an Award.

  (f) The Committee shall determine the effect on an Award of the disability, death, retirement or other termination of employment of a Participant and the extent to which, and the period during which, the Participant's legal representative, guardian or designated beneficiary may receive payment of an Award or exercise rights thereunder.

  (g) In order to preserve a Participant's rights under an Award in the event of a change in control of the Company, the Committee in its discretion may, at the time an Award is made or at any time thereafter, take one or more of the following actions with respect to any such change of control; (i) provide for the acceleration of any time period relating to the exercise or realization of the Award, (ii) provide for the Purchase of the Award upon the Participant's request for an amount of cash or other property that could have been received upon the exercise or realization of the Award had the Award been currently exercisable or payable, (iii) adjust the terms of the Award in a manner determined by the Committee, (iv) cause the Award to be assumed, or new rights substituted therefor, by another entity, or (v) make such other provision as the Committee may consider equitable and in the best interests of the Company.

  (h) The Participant shall pay to the Company, or make provision satisfactory to the Committee for payment of, any taxes required by law to be withheld in respect of Awards under the Plan no later than the date of the event creating the tax liability. In the Committee's discretion, such tax obligations may be paid in whole or in part in shares of Common Stock, including shares retained from the Award creating the tax obligation, valued at their Fair Market Value on the date of delivery. The Company may, to the extent permitted by law, deduct any such tax obligations from any payment of any kind otherwise due to the Participant.

  (i) For purposes of the Plan, the following events shall not be deemed a termination of employment of a Participant:

    (i) a transfer to the employment of the Company from a subsidiary or from the Company to a subsidiary, or from one subsidiary to another;

    (ii) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the Participant's right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Committee otherwise so provides in writing.

  For purposes of the Plan, employees of a subsidiary of the Company shall be deemed to have terminated their employment on the date on which such subsidiary ceases to be a subsidiary of the Company.

  (j) The Committee may amend, modify or terminate any outstanding Award, including substituting therefor another Award of the same or a different type, changing the date of exercise or realization and converting an Incentive Stock Option to a Nonstatutory Stock Option, provided that the Participant's consent to such action shall be required unless the Committee determines that the action, taking into account any related action, would not materially and adversely affect the Participant.

SECTION 12. MISCELLANEOUS

  (a) No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continued employment. The Company expressly reserves the right at any time to dismiss a Participant free from any liability or claim under the Plan, except as expressly provided in the applicable Award.

  (b) Subject to the provisions of the applicable Award, no Participant shall have any rights as a shareholder with respect to any shares of Common Stock to be distributed under the Plan until he or she becomes the holder thereof. A Participant to whom shares of Common Stock is awarded shall be considered the holder of the Shares at the time of the Award except as otherwise provided in the applicable Award.

  (c) Subject to the approval of the shareholders of the Company, the Plan shall be effective on May 8, 1990. Prior to such approval, Awards may be made under the Plan expressly subject to such approval.

  (d) The Board may amend, suspend or terminate the Plan or any portion thereof at any time, provided that no amendment shall be made without shareholder approval if such approval is necessary to comply with any applicable tax or regulatory requirement, including any requirement for exemptive relief under Section 16(b) of the Securities Exchange Act of 1934, or any successor provisions.

  (e) Awards may not be made under the Plan after May 7, 2000, but then outstanding Awards may extend beyond such date.

                                    PART II

          INFORMATION NOT REQUESTED IN THE PROXY STATEMENT/PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  NABI is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law, as amended which provides that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in manner be reasonably believed to be in or not opposed to be the best interests of the corporation and, with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful.
Section 145 further provides that a corporation similarly may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to be the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite and adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper. NABI's Certificate of Incorporation further provides that NABI shall indemnify its directors and officers to the full extent permitted by the law of the State of Delaware.

  NABI's Certificate of Incorporation provides that NABI's Directors shall not be liable to NABI or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined.

  NABI maintains an indemnification insurance policy covering all directors and officers of NABI and its subsidiaries.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits:

  EXHIBIT
  NUMBER                             DESCRIPTION
  -------                            -----------
   *2.    Agreement and Plan of Merger (included as Appendix A to the Joint
          Proxy Statement/Prospectus).
   *3.1   Proposed Restated Certificate of Incorporation.
   *3.2   By-laws.
    4.    Specimen Stock Certificate (incorporated by reference to NABI's
          Registration Statement on Form S-2 dated August 19, 1994).
   +5.    Opinion of Nutter, McClennen & Fish.

  EXHIBIT
  NUMBER                               DESCRIPTION
  -------                              -----------
   10.1   Third Amended and Restated Revolving Credit and Term Loan Agreement
          between NationsBank of Florida, National Association and NABI dated
          December 1, 1994 (incorporated by reference to NABI's Annual Report on Form 10-K for the year ended December 31, 1994).
  *10.2   Waiver and Amendment, dated December 30, 1994, of Section 8.09(e) of
          Third Amended and Restated Revolving Credit, Term Loan and
          Reimbursement Agreement between NationsBank of Florida, National
          Association ("NationsBank") and NABI dated as of December 1, 1994.
  *10.3   Amendment No. 1 to Third Amended and Restated Revolving Credit Term
          Loan and Reimbursement Agreement between NationsBank and NABI dated
          March 31, 1995.
   10.4   Asset Sale Agreement effective as of September 30, 1992 between NABI and Abbott Laboratories relating to the purchase of H-BIG
          (incorporated by reference to NABI's Annual Report on Form 10-K for the year ended December 31, 1992).
   10.5   Product Supply and Distribution Agreement effective as of September
          30, 1992 between NABI and Abbott Laboratories (incorporated by reference to NABI's Annual Report on Form 10-K for the year ended
          December 31, 1992).
   10.6   Shareholder Agreement effective as of September 30, 1992 between NABI and Abbott Laboratories (incorporated by reference to NABI's Annual
          Report on Form 10-K for the year ended December 31, 1992).
   10.7   Agreement and Plan of Merger dated January 25, 1994 among NABI, PBI
          Merger Corporation, Premier BioResources, Inc. and CGW Southeast
          Partners I, L.P. (incorporated by reference to NABI's Current Report on Form 8-K dated February 3, 1994).
   10.8   Shareholder Agreement between CGW Southeast Partners I, L.P. and NABI dated January 25, 1994 (incorporated by reference to NABI's
          Registration Statement on Form S-2 dated August 19, 1994).
   10.9   Plasma Supply Agreement dated January 1, 1994 between Baxter
          Healthcare Corporation and NABI (confidential treatment)
          (incorporated by reference to NABI's Registration Statement on Form
          S-2 dated August 19, 1994).
   10.10  Plasma Supply Agreement II dated January 1, 1994 between Baxter
          Healthcare Corporation, Hyland Division, and NABI (confidential treatment) (incorporated by reference to NABI's Registration
          Statement on Form S-2 dated August 19, 1994).
   10.11  Agreement effective January 1, 1994 between NABI and Immuno Trading
          AG (confidential treatment) (incorporated by reference to NABI's
          Registration Statement on Form S-2 dated August 19, 1994).
   10.12  Plasma Supply Agreement dated September 8, 1992 and letter dated
          November 1, 1993 from Behringwerke AG to NABI (confidential treatment) (incorporated by reference to NABI's Registration
          Statement on Form S-2 dated August 19, 1994).
   10.13  Supply Agreement dated May 1, 1993 between NABI and Intergen Company
          L.P. (confidential treatment) (incorporated by reference to NABI's
          Registration Statement on Form S-2 dated August 19, 1994).
   10.14  Lease Agreements dated December 11, 1990, as modified on May 23, 1994 between NABI and Angelo Napolitino, Trustee, for certain real property located at 16500 N.W. 15th Avenue, Miami, Florida
          (incorporated by reference to NABI's Registration Statement on Form
          S-2 dated August 19, 1994).
   10.15  Lease Agreement dated March 31, 1994 between NABI and Angelo
          Napolitino, Trustee, for certain real property located at 16500 N.W.
          15th Avenue, Miami, Florida (incorporated by reference to NABI's
          Registration Statement on Form S-2 dated August 19, 1994).

  EXHIBIT
  NUMBER                               DESCRIPTION
  -------                              -----------
   10.16  Employment Agreement dated January 1, 1993 between NABI and David J.
          Gury (incorporated by reference to NABI's Annual Report on Form 10-K for the year ended December 31, 1992).
   10.17  Employment Agreement dated January 27, 1994 between John C. Carlisle and NABI (incorporated by reference to NABI's Registration Statement on Form S-2 dated August 19, 1994).
  *10.18  Employment Agreement effective August 1, 1995 between NABI and Alfred
          J. Fernandez.
  *10.19  Employment Agreement effective August 1, 1995 between NABI and
          Stephen W. Weston.
  *10.20  1990 Equity Incentive Plan (included as Appendix D to the Joint Proxy
          Statement/Prospectus).
   10.21  Amended and Restated Incentive Stock Option Plan adopted in 1993
          (incorporated by reference to NABI's Annual Report on Form 10-K for the year ended December 31, 1992).
   10.22  Stock Plan for Non-Employee Directors (incorporated by reference to
          NABI's Proxy Statement dated April 26, 1995).
  *23.1   Consent of Price Waterhouse LLP as to NABI.
  *23.2   Consent of Price Waterhouse LLP as to Univax.
  +23.3   Consent of Robertson, Stephens & Company, L.P.
  +23.4   Consent of Raymond James & Associates, Inc.
  +23.5   Consent of Nutter, McClennen & Fish (included in Exhibit 5).
  *24.    Power of Attorney (contained on Page II-5 of the Registration
          Statement).

--------

* Previously filed.

+ Filed herewith.

  (b) Financial Statement Schedules:

  ITEM
  ----
  Report of Independent Certified Public Accountants on Schedule II (see
   the Report of Price Waterhouse LLP for NABI at page F-2 of the
   Prospectus included in this Registration Statement and the Consent of
   Price Waterhouse LLP filed as Exhibit 23.1 hereto)
  Schedule II--NABI Valuation and Qualifying Accounts and Reserves........ S-1

  All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are not applicable, and therefore have been omitted.

ITEM 22. UNDERTAKINGS.

  (a) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

  (b) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (a) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act") and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BOCA RATON, STATE OF FLORIDA, ON THE 25TH DAY OF OCTOBER 1995.

                                         North American Biologicals, Inc.

                                         By:   /s/ Alfred J. Fernandez
                                             ----------------------------------

                                                ALFRED J. FERNANDEZ VICE
                                              PRESIDENT, FINANCE AND CHIEF
                                                 FINANCIAL OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



             SIGNATURE                       TITLE                 DATE


      /s/ David J. Gury*              Chairman of the          October 25,
------------------------------------   Board, President,        1995
           DAVID J. GURY               Chief Executive
                                       Officer



      /s/ Alfred J. Fernandez         Vice President,
------------------------------------   Finance, Chief          October 25,
        ALFRED J. FERNANDEZ            Financial Officer        1995


    /s/ Lorraine M. Breece*           Chief Accounting         October 25,
------------------------------------   Officer                  1995
         LORRAINE M. BREECE


       /s/ Paul Bogikes*              Director                 October 25,
------------------------------------                            1995
            PAUL BOGIKES


     /s/ John C. Carlisle*            Director                 October 25,
------------------------------------                            1995
          JOHN C. CARLISLE


    /s/ David L. Castaldi*            Director                 October 25,
------------------------------------                            1995
         DAVID L. CASTALDI

              SIGNATURE                         TITLE                DATE


  /s/ Richard A. Harvey, Jr.*           Director                 October 25,
-------------------------------------                             1995
       RICHARD A. HARVEY, JR.


     /s/ David A. Thompson*             Director                 October 25,
-------------------------------------                             1995
          DAVID A. THOMPSON



*By:  /s/ Alfred J. Fernandez
    ---------------------------
          ALFRED J.FERNANDEZ
           Attorney-in-fact

 Powers of attorney have been filed
  with this Registration Statement

                                                                     SCHEDULE II

                        NORTH AMERICAN BIOLOGICALS, INC.
                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                                 (IN THOUSANDS)

                                                                 WRITE-OFFS
                             BALANCE AT      PROVISION CHARGED     CHARGED     BALANCE AT END
     CLASSIFICATION      BEGINNING OF PERIOD    TO EXPENSE     AGAINST RESERVE   OF PERIOD
     --------------      ------------------- ----------------- --------------- --------------
Year ended December 31,
 1994:
 Allowance for doubtful
  accounts..............        $125              $  422             --            $  547
                                ====              ======            ====           ======
 Deferred tax asset
  valuation allowance...        $182              $1,337             --            $1,519
                                ====              ======            ====           ======
Year ended December 31,
 1993:
 Allowance for doubtful
  accounts..............        $151              $   22            $ 48           $  125
                                ====              ======            ====           ======
 Deferred tax asset
  valuation allowance...         --               $  320            $138           $  182
                                ====              ======            ====           ======
Year ended December 31,
 1992:
 Allowance for doubtful
  accounts..............        $128              $  146            $123           $  151
                                ====              ======            ====           ======

                   PROXY FOR SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD NOVEMBER 29, 1995
                        NORTH AMERICAN BIOLOGICALS, INC.
  The undersigned, having received the Notice of Special Meeting of Stockholders and the Joint Proxy Statement/Prospectus, hereby appoint(s) Alfred
J. Fernandez and Lorraine M. Breece, and each of them, Proxies of the undersigned (with full power of substitution) to attend the Special Meeting of Stockholders of North American Biologicals, Inc. ("NABI") to be held November 29, 1995, and all postponements and adjournments thereof (the "Meeting"), and there to vote all shares of Common Stock of NABI that the undersigned would be entitled to vote, if personally present, in regard to all matters which may come before the Meeting.
  The undersigned hereby confer(s) upon the Proxies, and each of them, discretionary authority to consider and act upon such business, matters or proposals other than the business set forth below as may properly come before the Meeting. THE PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER SPECIFIED HEREIN. IF NO SPECIFICATION IS MADE, THE PROXIES INTEND TO VOTE FOR EACH PROPOSAL.
Please mark vote as in this example. [X]
1. Adoption and approval of the Agreement and Plan of Merger dated as of August 28, 1995 between NABI and Univax Biologics, Inc. ("Univax") pursuant to which, as set forth in more detail in the accompanying Joint Proxy Statement/Prospectus, Univax would be merged with and into NABI, each share of Univax common stock would be converted into the right to receive .79 share of NABI common stock, NABI would assume certain Univax stock option plans and NABI's Certificate of Incorporation would be amended to increase the authorized number of shares of NABI Common Stock to 75,000,000.
                    [_] FOR     [_] AGAINST     [_] ABSTAIN
2. Approval of an amendment to NABI's 1990 Equity Incentive Plan to increase the number of shares of Common Stock available to be issued thereunder from 2,745,000 to 4,245,000, contingent upon consummation of the merger between NABI and Univax.
                    [_] FOR     [_] AGAINST     [_] ABSTAIN
          THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR BOTH PROPOSALS.

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

                                         Mark here for address change and note
                                         below. [_]

                                         --------------------------------------
                                         Signature                         Date

                                         --------------------------------------
                                         Signature                         Date

                                         IN SIGNING, PLEASE WRITE NAME(S) EX-
                                         ACTLY AS APPEARING IN THE IMPRINT ON
                                         THIS CARD. FOR SHARES HELD JOINTLY,
                                         EACH JOINT OWNER SHOULD SIGN. IF
                                         SIGNING AS EXECUTOR, OR IN ANY OTHER
                                         REPRESENTATIVE CAPACITY, OR AS AN OF-
                                         FICER OF A CORPORATION, PLEASE INDI-
                                         CATE YOUR FULL TITLE AS SUCH.

                               INDEX TO EXHIBITS

  EXHIBIT                                                                  PAGE
  NUMBER                            DESCRIPTION                            NO.
  -------                           -----------                            ----
   *2.    Agreement and Plan of Merger (included as Appendix A to the
          Joint Proxy Statement/Prospectus).
   *3.1   Proposed Restated Certificate of Incorporation.
   *3.2   By-laws.
    4.    Specimen Stock Certificate (incorporated by reference to
          NABI's Registration Statement on Form S-2 dated August 19,
          1994).
   +5.    Opinion of Nutter, McClennen & Fish.
   10.1   Third Amended and Restated Revolving Credit and Term Loan
          Agreement between NationsBank of Florida, National Association and NABI dated December 1, 1994 (incorporated by reference to
          NABI's Annual Report on Form 10-K for the year ended December
          31, 1994).
  *10.2   Waiver and Amendment, dated December 30, 1994, of Section
          8.09(e) of Third Amended and Restated Revolving Credit, Term
          Loan and Reimbursement Agreement between NationsBank of
          Florida, National Association ("NationsBank") and NABI dated as of December 1, 1994.
  *10.3   Amendment No. 1 to Third Amended and Restated Revolving Credit
          Term Loan and Reimbursement Agreement between NationsBank and
          NABI dated March 31, 1995.
   10.4   Asset Sale Agreement effective as of September 30, 1992
          between NABI and Abbott Laboratories relating to the purchase of H-BIG (incorporated by reference to NABI's Annual Report on
          Form 10-K for the year ended December 31, 1992).
   10.5   Product Supply and Distribution Agreement effective as of
          September 30, 1992 between NABI and Abbott Laboratories
          (incorporated by reference to NABI's Annual Report on Form 10-
          K for the year ended December 31, 1992).
   10.6   Shareholder Agreement effective as of September 30, 1992
          between NABI and Abbott Laboratories (incorporated by
          reference to NABI's Annual Report on Form 10-K for the year ended December 31, 1992).
   10.7   Agreement and Plan of Merger dated January 25, 1994 among
          NABI, PBI Merger Corporation, Premier BioResources, Inc. and
          CGW Southeast Partners I, L.P. (incorporated by reference to
          NABI's Current Report on Form 8-K dated February 3, 1994).
   10.8   Shareholder Agreement between CGW Southeast Partners I, L.P.
          and NABI dated January 25, 1994 (incorporated by reference to
          NABI's Registration Statement on Form S-2 dated August 19,
          1994).
   10.9   Plasma Supply Agreement dated January 1, 1994 between Baxter
          Healthcare Corporation and NABI (confidential treatment)
          (incorporated by reference to NABI's Registration Statement on
          Form S-2 dated August 19, 1994).
   10.10  Plasma Supply Agreement II dated January 1, 1994 between
          Baxter Healthcare Corporation, Hyland Division, and NABI
          (confidential treatment) (incorporated by reference to NABI's
          Registration Statement on Form S-2 dated August 19, 1994).
   10.11  Agreement effective January 1, 1994 between NABI and Immuno
          Trading AG (confidential treatment) (incorporated by reference to NABI's Registration Statement on Form S-2 dated August 19,
          1994).
   10.12  Plasma Supply Agreement dated September 8, 1992 and letter dated November 1, 1993 from Behringwerke AG to NABI
          (confidential treatment) (incorporated by reference to NABI's
          Registration Statement on Form S-2 dated August 19, 1994).

  EXHIBIT                                                                  PAGE
  NUMBER                            DESCRIPTION                            NO.
  -------                           -----------                            ----
   10.13  Supply Agreement dated May 1, 1993 between NABI and Intergen
          Company L.P. (confidential treatment) (incorporated by
          reference to NABI's Registration Statement on Form S-2 dated
          August 19, 1994).
   10.14  Lease Agreements dated December 11, 1990, as modified on May
          23, 1994 between NABI and Angelo Napolitino, Trustee, for
          certain real property located at 16500 N.W. 15th Avenue,
          Miami, Florida (incorporated by reference to NABI's
          Registration Statement on Form S-2 dated August 19, 1994).
   10.15  Lease Agreement dated March 31, 1994 between NABI and Angelo
          Napolitino, Trustee, for certain real property located at
          16500 N.W. 15th Avenue, Miami, Florida (incorporated by
          reference to NABI's Registration Statement on Form S-2 dated
          August 19, 1994).
   10.16  Employment Agreement dated January 1, 1993 between NABI and
          David J. Gury (incorporated by reference to NABI's Annual
          Report on Form 10-K for the year ended December 31, 1992).
   10.17  Employment Agreement dated January 27, 1994 between John C.
          Carlisle and NABI (incorporated by reference to NABI's
          Registration Statement on Form S-2 dated August 19, 1994).
  *10.18  Employment Agreement effective August 1, 1995 between NABI and
          Alfred J. Fernandez.
  *10.19  Employment Agreement effective August 1, 1995 between NABI and
          Stephen W. Weston.
  *10.20  1990 Equity Incentive Plan (included as Appendix D to the
          Joint Proxy Statement/Prospectus).
   10.21  Amended and Restated Incentive Stock Option Plan adopted in
          1993 (incorporated by reference to NABI's Annual Report on
          Form 10-K for the year ended December 31, 1992).
   10.22  Stock Plan for Non-Employee Directors (incorporated by reference to NABI's Proxy Statement dated April 26, 1995).
  *23.1   Consent of Price Waterhouse LLP as to NABI.
  *23.2   Consent of Price Waterhouse LLP as to Univax.
  +23.3   Consent of Robertson, Stephens & Company, L.P.
  +23.4   Consent of Raymond James & Associates, Inc.
  +23.5   Consent of Nutter, McClennen & Fish (included in Exhibit 5).
  *24.    Power of Attorney (contained on Page II-5 of the Registration
          Statement).

--------


* Previously filed.

+ Filed herewith.